30 November 2007

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk


08000318

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B x 6
- News Release – Appointment of Paul Fegan as CEO
- News Release – Completion of Capital Raising and EPS Guidance
- News Release – Non-innovative hybrid
- Presentation – CPS II
- Shareholder Mailing – St.George Bank AGM
- Shareholder Update
- Annual Report
- ASIC Form 604 x 2
- News Release – Management Change
- Section 708A(5)(e) Notice
- News Release – CPS II Initial Margin
- Prospectus - CPSII
- 3Ys x 5
- Declaration of Dividend x 3

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ST03292 C10/03

good with
people

088-03809 good with money

St.George Bank Limited
ABN 92 055 513 070
Annual Report 2007



st.george

Acting CEO's Letter

Many companies now talk about their commitment to their people, customers and the community. At St.George, we've been focused on this for decades and the results can be seen in our continued growth.

Since 2002, St.George has pursued a low-risk, organic growth strategy that focuses on forming strong customer relationships, building our internal culture and making our operations as efficient as possible. This has enabled us to continue to grow earnings per share by more than 10% each year for the last seven years and is captured in the simple formula:

engaged people + great customer experience = superior financial results

At the same time, we have recognised that as Australia's fifth largest bank with a traditional strength in New South Wales, the Australian Capital Territory and South Australia, we have plenty of room to grow nationally.

The Group capitalised on this opportunity this year by opening a total of nine new branches in Queensland and Western Australia, many of which include business banking centres. We also extended our national ATM network by over 20%, from 890 machines to 1,085, through a joint venture with BP Australia.

The St.George you see today is highly profitable and diversified in both its geographical and business mix. We are growing strongly, have excellent asset quality, enjoy broad exposure to the wealth management market and are continuing to invest for future expansion.

Financial results

For the full year to 30 September 2007, our net cash profit rose 13.1% to $1,160 million. We delivered a total return to shareholders of 22.6%, made up of 168 cents in dividends and a 17.0% increase in the value of St.George Bank shares over the year.

A highlight of this year's result is a 10.8% increase in revenue to $3,272 million. This was gained from a wide diversity of largely recurring sources. This growth reflects our continued investment in the Group. Over the same period our operating expenses only increased by 7%, further enhancing our expense-to-income ratio, which is 42.5% and lower than all our major competitors'.

Our growth in earnings was provided by all parts of the Group and underpinned by growing business volumes in our key areas of home loans, retail deposits and middle market receivables. Pleasingly, we increased market share in the middle market and the NSW home loan market. The outstanding performance of Asgard and Margin Lending drove growth in our wealth business.

St.George also maintains excellent credit quality and has experienced minimal impact from the volatility in international credit markets. We have no exposure to the sub-prime lending problems in the United States or to hedge funds. Our bad and doubtful debts represent only 0.2% of average gross receivables and we have deliberately increased our liquidity in response to market conditions. In fact, we believe the crisis has highlighted the exceptional quality of Australia's financial system generally.

Strategy overview

Home lending

Our residential lending portfolio grew 10.4% to $69.2 billion, boosted by a strong second half which will give us momentum moving into the next financial year. As noted by the Chairman, the NSW economy is starting to show signs of improvement after lacklustre performance in the past few years. We have also completed significant product development to maintain margins and achieve growth. This included launching the Advantage Package, which bundles loans, deposits and credit cards; the no-monthly-fee Basic Home Loan; and the Quick Start Home Loan for first-home buyers. Overall, we increased our market share in NSW.

Deposits

Deposits grew to $47.8 billion, a solid increase of 10.9% on last year in a very competitive area of the market. Overall, our market share is 8.2%. Of particular note are our transaction account balances, which increased by 14.8% and represent a valuable source of funding for the bank. Retail deposits growth were particularly strong, representing 53.8% of our total funding requirements. Our approach remains to focus on profitable growth in deposits by managing our product mix and through innovation.

Business banking

Receivables in this middle market segment grew 26.5% to $24.1 billion during the year. This was more than double system growth - a rate we expect to achieve again in 2008 - and saw St.George increase market share.

We were delighted to be named Business Bank of the Year in the Australian Banking & Finance magazine awards and to continue seeing industry-leading levels of customer satisfaction in key surveys. These results reflect the success of our high-touch customer relationship model and Best Business Bank continuous improvement program, both of which are delivering sustainable growth.

Wealth management

It's been another year of strong growth for the Wealth Management division in an environment of strong market returns and superannuation inflows. Managed funds grew 26.7% to $49.7 billion, largely due to the performance of Asgard's administration platforms.

Asgard's share of the funds-under-administration market has increased to 10% and its expansion exceeded system growth of 27% in the year to June 2007. Wealth management is now a significant contributor to the Group's overall pre-tax earnings, providing 12% in the year to 30 September, compared with 7% in 2002.

Supporting our people

Key St.George differentiators are our supportive team-based culture and exceptional customer service. Great people and great service go hand in hand so it is critical to ensure we recruit the right people and retain them in the right roles. We pride ourselves on the diversity and depth of talent across the organisation.

To more effectively manage our recruitment needs, we brought most of our recruitment in-house in mid-2006. We now make about 60% of appointments directly. We have also developed a distinct Employment Value Proposition and launched some truly innovative programs to meet the needs of different groups within our workforce. In a global first, we introduced grandparental leave. We also provided staff with the opportunity to work for four years then take a fifth year off with pay, in addition to allowing staff to acquire further annual leave from four to 10 weeks.

These and earlier measures have produced remarkable results. Staff turnover fell by 15% between 2001 and 2007 and staff satisfaction has improved from 48% in 2002 to 75% in 2007. These are both industry-leading scores.

We are pleased that our initiatives have been externally recognised this year through a number of awards. These include the overall Gold Award in the Australian Chamber of Commerce & Industry/Business Council of Australia National Work and Family Awards, Best In-house Recruitment Team in the Fairfax Employment Marketing Awards, and Employer of Choice and Innovation in Recruitment and Retention in the Australian HR Awards.

Community contribution

The St.George Foundation was established in 1990 to support the rights, dignity and pursuit of excellence of Australian children. In the year to 31 May 2007, it provided $1.4 million to over 90 charities across Australia - bringing its total donations to more than $11 million.

This is in addition to a wide variety of community sponsorship, volunteering and other support that St.George and its people give each year. We are also providing financial assistance to help staff buy suitable home appliances, rainwater tanks and annual travel passes to help the environment, and paid volunteer leave for people who support local charities.

Operational refinement

A major change during the year was the creation of a Group Technology and Operations (GTO) division to better align our operations to customers and increase efficiency. Established in April 2007, GTO combines all technology, operations, property and procurement functions for the first time. This major initiative will enable St.George to go to market even faster with new products and competitive campaigns.

Looking ahead

St.George is performing strongly and is well positioned to sustain performance into the future. The strength of our strategy is a balance between optimising performance in the prevailing conditions and pursuing growth opportunities. In the coming year, we will be seeking to build on our momentum across the business while remaining conscious of the key role we play in ensuring prosperity and security for our customers, investors, employees and the community.

Paul Fegan Acting CEO



Shareholder Friendly Financials

For the year ended 30 September 2007

Operating expenses

The Group's operating expenses before significant items were $1,390 million (2006: $1,299 million), an increase of 7.0%.

For the year ended 30 September	**2007 $M**	2006 $M
Staff expenses	**808**	738
Computer and equipment expenses	**147**	150
Occupancy expenses	**154**	142
Administration and other expenses	**281**	269
Total operating expenses before goodwill impairment and significant items	**1,390**	1,299

These results reflect tight cost control, together with disciplined investment in future growth by increasing staff in customer facing functions.

Staff costs before significant items are mainly comprised of salaries and wages, superannuation, payroll tax and share based compensation expense. Staff costs increased by 9.5% to $808 million compared to last year. This increase reflects an average salary and wage increase of 4%, effective 1 October 2006 and increased staff numbers to drive business growth.

Bad and doubtful debts

Bad and doubtful debts expense (net of recoveries) for the 2007 year was $178 million. This includes a collective provision charge of $23 million (2006: $23 million) and a specific provisioning charge of $155 million (2006: $121 million). The increase in the specific provisioning charge primarily reflects growth in lending assets and consumer spending behaviour.

Significant items

Significant items are income and expense items that have an unusual impact on the Group's results due to their size or nature. They are generally of a non-recurring nature and are separately identified to help readers assess the Group's underlying results. There were no significant items during the year. Details of significant items recognised in the 30 September 2006 year that have been excluded from the Group's Cash profit result are as follows:

For the year ended 30 September	**2007 $M**	2006 $M
Significant items income		
Profit on sale of land and buildings	-	41
Total significant item gain	-	41
Significant items expense		
Intangible assets impairment	-	32
Loss from discontinued operation	-	9
Minority interest applicable to discontinued operation	-	(3)
Restructure costs	-	16
Total significant items expense	-	54
Net significant items loss before tax	-	(13)
Income tax benefit on significant items		
Income tax benefit on profit on sale of land and buildings	-	(10)
Income tax benefit on intangible assets impairment	-	(10)
Income tax benefit on restructure costs	-	(5)
Total income tax benefit on significant items	-	(25)
Net significant items income after tax	-	12

Shareholder Friendly Financials

For the year ended 30 September 2007

Dividends

A final dividend of 86 cents (2006: 77 cents) has been declared by Directors. This increase is in line with the Group's growth in Cash Earnings per share.

Cents per share	2007	2006
Interim dividend	82	74
Final dividend	86	77
Total dividends	**168**	151

Ratio analysis

Ratios are a useful aid in understanding the Bank's financial performance. Each of the following three ratios are calculated on a cash basis.

Earnings per ordinary share (EPS)

EPS shows an ordinary shareholder's entitlement to current profits on a per share basis. EPS does not necessarily equal the dividend per share, as not all profits are paid out as dividends and some dividends can be paid out of prior year profits. EPS is calculated by dividing the relevant profit figure by the weighted average number of ordinary shares.

	2007	2006
Cash profit ($M)	**1,160**	1,026
Divided by: Weighted average number of ordinary shares (millions)	**529.917**	524.281
Equals: Cash Earnings per share (cents)	**218.9**	195.8

Return on ordinary equity (ROOE)

The ROOE shows profit as a percentage of ordinary equity. The improved profitability of the current year is reflected in our ROOE, as shown in the table below.

	2007	2006
Cash profit ($M)	**1,160**	1,026
Divided by: Average ordinary equity ($M)	**5,001**	4,479
Equals: Cash ROOE (%)	**23.2**	22.9

Expense to income ratio

The expense to income ratio is calculated by dividing operating expenses by operating income. This ratio measures the efficiency of our operations. It demonstrates the amount of expenses we incur in generating our income. A lower ratio means we are more efficient. This year the ratio has decreased to 42.5% (2006: 44.0%), reflecting our commitment to both cost containment and revenue growth and improving shareholder value.

	2007	2006
Operating expenses ($M)	**1,390**	1,299
Divided by: Operating income ($M)	**3,272**	2,954
Equals: cost to income ratio (%)	**42.5**	44.0

Corporate Governance Statement

Performance review

Each year the Board reviews the performance of the Board, the Board committees, the Bank, its senior executives, the relationship between the Board and management and matters of general corporate governance.

In addition, the Chairman of the Board conducts an annual questionnaire and interview with each non-executive Director as part of the review of the performance and contribution to the Board of each non-executive Director. The last review of the Board was conducted in September 2007.

The annual questionnaire includes questions regarding the Board's effectiveness, its strategic planning, its target and performance measures, corporate governance compliance, the level of openness and transparency between it and management, the appropriateness of its current composition, the appropriateness of the levels of skills of the current Board, the level of encouragement for diversity of views and the extent to which any such diverse views are addressed constructively. Questions regarding the performance of the Chairman are also included in the questionnaire.

In completing the questionnaire and attending the interviews, the non-executive Directors are able to make comments or raise issues relating to the Board or its performance or a Board Committee's performance.

The results of the questionnaire and interviews are presented to the Board annually by the Chairman. In addition, the Board as a whole reviews the performance of the Managing Director at least annually and the Chairman of the Nomination and Remuneration Committee facilitates an evaluation by all Directors of the performance of the Chairman of the Board.

The Nomination and Remuneration Committee Chairman determines the performance criteria to be considered in these reviews. The Charter of the Nomination and Remuneration Committee authorises it to receive reports from external sources on board composition, procedures and performance criteria.

Directors' retirement and re-election

One third of the Directors (excluding the Managing Director) must retire each year at the Annual General Meeting, but may stand for re-election.

St.George's policy is that no Director can be appointed to the Board if he or she is aged 65 years or over, and a Director must retire at the conclusion of the Annual General Meeting following that Director turning 72 years. The Board's policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no Director should be appointed to fill a casual vacancy if he or she would be over 60 years when appointed. Details of the current Directors serving on the Board are provided on page 8.

Remuneration of Directors and Senior Executives

The Nomination and Remuneration Committee considers and makes recommendations to the Board regarding the composition and remuneration of the Board and on any proposed Board performance criteria. Details of the remuneration paid to the Directors (executive and non-executive) and specified senior executives are set out in the remuneration report contained in the Directors' Report on pages 18 to 35.

The process for evaluating the performance of senior executives and details of the occurrence of the performance evaluation are contained in the Directors' Report on pages 18 to 35.

In accordance with section 250R of the Corporations Act 2001, the agenda for the 2007 Annual General Meeting of the Bank will include a resolution for the adoption of the remuneration report. The vote on the resolution is advisory only and does not bind the Directors or the Bank.

Retirement benefits

The Board of Directors terminated its retirement benefits scheme for non-executive Directors, effective from 30 September 2003, following the approval of shareholders at the 2003 Annual General Meeting. Non-executive Directors appointed after 30 September 2003 are not entitled to retirement benefits. Payment of retirement benefits for Directors in office at 30 September 2003 will not exceed the amount accrued in respect of that Director as at 30 September 2003.

Independent professional advice

To assist in the performance of their duties, Directors may, in consultation with the Chairman and at the expense of the Bank, seek independent advice on any matter before the Board, with such advice being made available to all Directors.

Market disclosure policy

St.George is committed to a best practice disclosure policy, with properly detailed and timely disclosure to the market of relevant information about St.George. It recognises that keeping the investor community fully informed and resisting pressure to give preferential access to analysts, institutions or others enhances corporate credibility and investor confidence, with a positive influence on share price.

This commitment is reflected in St.George's Company Disclosure Policy and Communications Strategy, a copy of which is available on the St.George website. These written policies have been designed to ensure compliance with ASX Listing Rule disclosure requirements and the Recommendations.

The policy provides that all material information is to be immediately notified to the investor community through the ASX, without preferential access to any individual or group. To ensure best practice in disclosure, all new information in the first instance will be released to the ASX. The General Counsel and Secretary of the Bank is primarily responsible for communicating with the ASX and for ensuring all information is clear, objective and factual and that no material information is omitted. The Policy also sets out guidelines relating to the announcement of future earnings or financial performance, meetings with investors and analysts, shareholder enquiries and inadvertent disclosure of information.

Procedures are in place to ensure that all information which could potentially require disclosure is reported promptly to the Managing Director through relevant senior executives for assessment by the Managing Director with the Chief Financial Officer and General Counsel and Secretary. Compliance with the Disclosure Policy is monitored on a quarterly basis by the Board's Audit and Compliance Committee and the Policy is reviewed annually by that Committee.

Corporate Governance Statement

For the year ended 30 September 2007

St.George endeavours to improve access to information by investors by using, where reasonable, current technology to ensure the widest possible dissemination of information in a timely manner. All ASX announcements are posted to the St.George website and the Bank's announcement of its yearly and half yearly financial results and shareholders meetings are webcast.

All media enquiries relating to issues material to St.George are coordinated by the Group Executive, Strategy, in consultation, if appropriate, with the Chief Financial Officer, with only certain nominated senior staff authorised to make media comments.

Committees of the Board

The Board's structure of Board Committees assists it in managing its responsibility for oversight and control. The Board has established four Committees to assist in the execution of its responsibilities. These are the Audit Committee, the Nomination and Remuneration Committee, the Due Diligence Committee and the Risk Management Committee.

Each of these Committees operates under Board approved Charters, which are reviewed regularly by the Board. The Charters deal with the purpose, membership, responsibilities and authorities of each Committee, together with the quorum and frequency of meetings. Copies of these charters are available on the St.George website. Additional committees may be formed from time to time to deal with specific matters.

Minutes of Committee meetings and Committee recommendations are provided to the Board.

Audit Committee

Role

In discharging its audit role, the Committee receives and considers reports and recommendations from the Bank's management and makes recommendations to the Board in respect of the Bank's financial reporting, Australian Prudential Regulation Authority reporting, systems for internal control and both internal and external audit processes.

In addition, the Audit Committee reviews major disclosure documentation prior to its issue to the market, such as financial results disclosure and other significant disclosures made to the market.

Composition

The Audit Committee has a membership of at least three non-executive Directors, the majority of whom are independent. The Audit Committee Chairman is independent and is not the Chairman of the Board.

The current members are JS Curtis, RAF England and PDR Isherwood (who is the Chairman).

The qualifications of the members of the Audit Committee are set out on page 8.

At the end of each reporting period, the Audit Committee reviews the Group's half-yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chairman of the Audit Committee with the external auditor also having a direct line of communication to the Board's Chairman. The external auditor is invited to attend Audit Committee meetings each quarter and addresses the Audit Committee in the absence of members of management. In addition, the external auditor is invited by the Audit Committee to attend the annual general meeting of the Bank and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Selection criteria, appointment and rotation of external auditor

The Board is responsible for appointing the external auditor, subject to confirmation by the shareholders at an annual general meeting.

The Audit Committee is responsible for making recommendations to the Board regarding the nomination of external auditors to the Group and reviewing the adequacy of existing external audit arrangements.

Below is a summary of the selection criteria of the Bank's external auditor. The summary of criteria is based on the Bank's "Fit and Proper Policy" for appointing responsible persons as required under the prudential standards set by the Australian Prudential Regulation Authority. Depending on the circumstances, details of the criteria may change from time to time.

The assessment of a candidate for external auditor takes into account a number of key criteria, including: (i) the adequacy of the candidate's experience and resources; (ii) whether the candidate is recognised locally and internationally and well respected; (iii) the nature of the candidate's audit approach and methodology; (iv) the level of the candidate's compliance with its obligations to the Bank as set out in the Audit Committee Charter and the "The Provision of Audit and Other (Non-Audit) Services by the External Auditor Policy"; and (v) the overall terms of the engagement letter.

KPMG was appointed the Bank's external auditor at its Annual General Meeting in December 1998 and continues in this role. The responsible audit partner must be rotated at least every five years and cannot work on the Bank's audit for a period of two years following a rotation. It was on this basis that the Bank's current responsible audit partner, Mr Paul Reid succeeded Mr John Teer in 2005/2006. Details of the total fees paid to the auditor are set out in page 78.

External Auditor Independence

The Provision of Audit and Other (Non-Audit) Services by the External Auditor Policy (the External Auditor Policy) allows for the provision of non-audit related services by the Bank's auditor. However, the prior approval of the Chairman of the Audit Committee is required where non-audit services are sought from the Bank's auditors for which the proposed fee exceeds a specified level. The annual fees payable to the Bank's auditor for non-audit services for which, under the External Auditor Policy, the Audit Committee Chairman's approval is not required, are reviewed by the Audit and Compliance Committee above specified levels. The fees payable to the Bank's auditor for non-audit services are also set out on page 78. The auditor cannot be engaged to provide non-audit services that may materially conflict with its obligations and responsibilities as the Bank's auditor. In addition, the policy prohibits audit firm partners and professional staff (and their families) from directly investing in the Bank's shares, borrowing from the Bank or being a Director or holding an executive position in the Bank which is of significance to the audit.

It is one of the functions of the Audit Committee to assess the performance and independence of the Bank's external auditor and whether the independence of this function is maintained having regard to the provision of non-audit related services.

The External Auditor Policy was reviewed in August 2007 to reflect the requirements of the Corporations Act 2001 and certain requirements that are imposed by overseas regulatory regimes that may be applicable to the operations of St.George. For example, certain subsidiaries of the Bank are subject to various US Securities and Exchange Commission ("SEC") rules governing auditor independence as a result of the need to comply with SEC Regulation AB filing requirements.

Corporate Governance Statement

A copy of the External Auditor Policy is available on the St.George website. It must be read in conjunction with the Audit Committee Charter and the Group's overriding terms and conditions applicable to engagements undertaken by its external auditor.

In accordance with the External Auditor Policy, in this report the Audit Committee declares that the level of other (non-audit) services provided by the external auditor is compatible with maintaining auditor independence. This is further expanded on in the "Directors' Report".

Nomination and Remuneration Committee

Role

The Nomination and Remuneration Committee meets as required to consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and, where required, the suitability of nominations for the position of Director.

Recommendations are also made by the Nomination and Remuneration Committee to the Board regarding the Bank's recruitment, retention and termination policies and procedures for senior executives.

This consideration will involve an assessment (with the assistance of external advice, if appropriate) of the qualifications, skills, experience and value, which the person may bring to the Board and his or her ability to make a contribution to the Board's strategy, policy and effectiveness.

The Nomination and Remuneration Committee also reviews and makes recommendations to the Board on the various Group compensation, incentive and reward programs including the remuneration for the Managing Director and senior executives.

In addition, the Nomination and Remuneration Committee makes determinations as required of it under the rules of St.George's employee share/option plans. The Managing Director does not attend parts of meetings which relate to the assessment of the Managing Director's remuneration.

Composition

The Nomination and Remuneration Committee has a minimum of three members, the majority being independent Directors and is chaired by the Chairman of the Board, or an independent Director.

The current members of the Nomination and Remuneration Committee are JS Curtis, TJ Davis (who is the Chairman), PJO Hawkins (appointed on 16 August 2007) and GJ Reaney.

Remuneration policies

The Bank's remuneration policies are set out in the remuneration report on pages 18 to 35 of the Directors' Report.

Due Diligence Committee

Role

The Due Diligence Committee meets for the purposes of reviewing the planning memorandum and/or other procedures proposed by the Bank's management for determining the content of disclosure documents to be issued in connection with capital raising or other major transactions proposed to be undertaken by the Bank. It oversees the due diligence and verification conducted in relation to such disclosure documents and recommends to the Board whether such disclosure documents can be issued and monitors compliance with the regulatory regime applicable to such documents.

Composition

The Due Diligence Committee comprises the members of the Audit Committee; membership is three non-executive Directors. The Chairman of the Due Diligence Committee is the Director who holds the position of the Chairman of the Audit Committee.

Risk Management Committee

Role

The Risk Management Committee oversees and monitors policies and procedures in relation to credit, liquidity, market, balance sheet and operational risks. In the area of credit risk, the Risk Management Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors the Bank's credit practices and reporting procedures to ensure adherence to policy. It also reviews the Group's credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding and liquidity risks as well as the strategies and positions taken to manage interest rate risk and the Bank's balance sheet. It oversees and monitors the Bank's compliance with regulatory capital requirements, the compliance systems in place by which management discharges its legal obligations in respect of the Bank's business and the compliance systems and procedures within the Bank by which appropriate disclosure can be made to the Board of the risks just described.

Management has reported to the Risk Management Committee and through it to the Board, on the effectiveness of the Bank's management of its material business risk and further details are contained in pages 15 to 16.

Composition

The Risk Management Committee has a membership of five non-executive Directors.

The current members are RAF England, R Holliday-Smith (appointed on 27 February 2007), LB Nicholls (who is the Chairman), GJ Reaney and JM Thame.

Corporate Governance Statement

For the year ended 30 September 2007

Attendance record of Board and Board Committees for 2006/2007:

	Board	Committees			
		Audit	Nomination and Remuneration	Due Diligence[1]	Risk Management[2]
Total number of meetings held	15	5	4	5	10
G P Kelly[3]	12/13	N/A	N/A	N/A	N/A
J S Curtis	13	4	3	3	N/A
T J Davis	15	N/A	4	N/A	N/A
R A F England	15	5	N/A	5	10
P J O Hawkins[4][5]	8/8	N/A	0/0	N/A	N/A
R Holliday-Smith[6][7]	9/10	N/A	N/A	N/A	6/7
P D R Isherwood AO	14	5	N/A	4	N/A
L B Nicholls AO	15	N/A	N/A	N/A	10
G J Reaney	14	N/A	4	N/A	9
J M Thame	15	N/A	N/A	N/A	9

(1) During the year, this Committee considered one (1) matter via a circulated resolution.

(2) There have been numerous individual proposals circulated to the Risk Management Committee for approval between meetings, which have required consideration of up to two days per month in time for Directors on that Committee.

(3) Mrs Kelly resigned as a Director on 24 August 2007.

(4) Mr Hawkins was appointed as a Director on 24 April 2007.

(5) Mr Hawkins was appointed as a member of the Nomination and Remuneration Committee on 16 August 2007.

(6) Mr Holliday-Smith was appointed as a Director on 27 February 2007.

(7) Mr Holliday-Smith was appointed as a member of the Risk Management Committee on 27 February 2007.

During the year, Mr Isherwood attended two (2) Board meetings of St.George Bank New Zealand Limited and Mr Reaney attended three (3) meetings of the BankSA Advisory Board. Mr Curtis attended three (3) Board meetings of the Bank's wealth management subsidiary, Asgard Wealth Solutions Limited, and Mr Thame attended four (4) Board meetings of the Bank's life insurance subsidiary, St.George Life Limited.

Corporate Governance Statement

Company Secretary

The Company Secretary, Michael Bowan (BA, LLB(Hons) ANU), was admitted as a New South Wales solicitor in December 1989 and was appointed to his current role as General Counsel and Secretary of St.George Bank on 1 October 2000.

Identifying and managing significant business risks

The operational and financial performance of the Group is monitored by a reporting structure which includes the Board and its Committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. The Bank's policies and systems for dealing with risks such as market, credit, balance sheet, and liquidity and its social corporate responsibility are outlined in the Risk Management section on pages 15 to 16.

Compliance, ethics and integrity

The Board has a Code of Ethics, which sets out the expectations of St.George for Directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, avoidance of any conflicts of interest and observance of the law. Particularly, staff members should maintain required records with integrity, reflecting transactions in an accurate and timely manner.

The Code of Ethics also encourages staff to report in good faith suspected unlawful/unethical behaviour in others, and provides an avenue of communication through the General Counsel & Secretary for staff to report suspected offences.

In addition, St.George has a Whistleblower Policy, which sets out the procedure for dealing with reports of suspected improper conduct within the St.George Group, and the protection of the individuals making those reports. All St.George staff have a responsibility and are encouraged to report any known or suspected incidences of improper conduct by making a protected disclosure in accordance with the Whistleblower Policy. It is the responsibility of all St.George personnel to ensure the welfare of the whistleblower, by refraining from any activity that is or could be perceived to be victimisation or harassment of the whistleblower.

In compliance with Section 195 of the Corporations Act 2001, any Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not be present while that matter is being considered and must not vote on the matter. Furthermore, any Director who has a conflict of interest regarding any matter being considered by the Directors will not receive a copy of the paper dealing with the matter.

St.George trading policy

The Board has established guidelines incorporating governance policies, which deal, among other matters, with disclosure of interests by Directors and limitations on dealing in the Bank's financial products by Directors and senior officers. A copy of the St.George Trading Policy is available on the St.George website.

Directors and employees are encouraged to be long-term holders of the Bank's financial products. Directors, senior management and those members of staff with access to market sensitive information, however, are only permitted to deal in the Bank's financial products in certain window periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the Bank's interim and final results and within four weeks following the Bank's Annual General Meeting or the issue of a prospectus.

Any Director or employee wishing to buy or sell the Bank's financial products or exercise options over the Bank's financial products must advise the Chairman (in the case of Directors) or the Bank's Secretary (in the case of an employee) of their intention to do so before buying or selling the financial products or exercising options. Any employee who is a member of the Bank's Group Executive Management team or its equivalent must obtain the Bank's Managing Director's consent before entering into any financial products which operate to limit the economic risk of a holding in the Bank's securities.

Directors and employees must not buy or sell the financial products or exercise their options until approval has been given by the Chairman, the Bank's Secretary or the Managing Director (as the case may be).

The Bank is also obliged to advise the ASX of Directors' dealings in its financial products. For the purposes of this Policy, "financial products" includes the Bank's shares and debt securities, financial products issued or created over its securities by third parties, and associated products which operate to limit the economic risk of a holding in the Bank's securities.

Directors are required to have shareholdings in the Bank. Under the Constitution, a Director's required shareholding is no less than 500 shares.

Further information

As part of its commitment to achieving best practice in corporate governance, St.George regularly reviews its corporate governance policies and where appropriate, updates them. St.George has a Corporate Governance section on its website at www.stgeorge.com.au, where there is information on its corporate governance arrangements, including copies of the relevant St.George policies and the Board and Committee Charters.

Risk Management

For the year ended 30 September 2007

The Group in its daily operations is exposed to a range of risks including credit risk, liquidity risk, market risk, banking book risk and operational risk (including fraud, theft and property damage). These risks are managed through specialised committees responsible for policy setting and monitoring and analysing risk.

A Risk Management Governance Framework is embedded in the business. It incorporates:

- Corporate Governance Framework for the Board and its Committees and the Group Executive and its Management Committees;
- A Risk Appetite Statement approved by the Board and integrated in the strategic and operational planning processes;
- The identification and management of the major risk categories to the Group;
- Key policies and processes to manage risk and provide reliable and consistent results; and
- Capital planning and management, which includes Economic Capital modelling and management.

Credit risk

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations. This risk is inherent in the Group's lending activities, as well as transactions involving derivatives and foreign exchange. Credit risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the Group.

Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies and guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management Unit, which manages large impaired assets with the aim of achieving the optimum result from such assets.

Through its Credit Inspection function, Group Credit tests internal controls and adherence to credit policies and procedures which are standard throughout the Group and contained in credit manuals administered by Group Credit.

The Group applies standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies for commercial lending are set at the transaction level and will drive pricing.

The quantification of credit risk is performed by analytical tools and models, which provide estimates of Probability of Default, Loss Given Default and Exposure at Default across retail and commercial exposures. The outputs of the models provide input to expected and unexpected loss calculations, levels of collective provisions, Basel II regulatory capital calculations, Economic Capital estimates and a variety of operational credit decisions. The Portfolio Management Unit within Group Credit oversees the development and monitoring of the models and adherence to policy.

St.George manages concentration risk through a set of limits and associated policies which control lending to industry segments, individual large exposures, geographic areas, risk grades and products. The objective is to ensure that no single exposure or set of exposures is large enough to threaten the on-going viability of the Bank. The management of concentration risk forms a key component of the overall Risk Appetite of the Bank.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $50 million.

Liquidity risk

Liquidity risk refers to the inability to meet financial commitments when they fall due and arises from mismatches in the cash flows from financial transactions. Liquidity is managed to policies and strategies determined by the Bank's Asset and Liability Committee (ALCO).

These include:

- Maintaining a core of high-quality and readily liquefiable securities;
- Sourcing the majority of funds from the retail sector and committed medium-term wholesale facilities;
- Maintaining a diversified funding capacity in wholesale and retail markets; and
- Monitoring liquidity flows while quickly identifying any anomalies.

Market risk

(a) Funding risk

Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or availability.

To minimise funding risk, the Group raises wholesale funds from well-diversified sources encompassing both international and domestic capital markets.

(b) Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the re-pricing periods of assets and liabilities. Movements in interest rates can affect earnings and the value of the Group. Interest rate risk management policy aims to minimise fluctuations in earnings over time from volatility in movements in interest rates while maximising shareholder value.

(i) Interest rate risk in non-trading activities
Interest rate risk in non-trading activities is the risk of loss in earnings or in the economic value of St.George's non-trading activities as a consequence of movements in interest rates. There are four components of interest rate risk for non-traded activities: repricing, yield curve, basis and optionality.

Interest Rate Risk is monitored on an earnings and a valuation approach by the Bank's Balance Sheet Risk Management unit to ensure that aggregate exposure to interest rate risk is managed within policy guidelines with defined limits commensurate with the Bank's "risk appetite" and strategic objectives set by ALCO and overviewed by the Board Risk Management Committee.

Risk Management

The Bank's non-traded interest rate risk measurement system integrates risk parameters, product design, pricing policies and forecasts of the balance sheet and yield curve. Key modelling assumptions are regularly reviewed to take into account of both historical relationships and the current market environment.

(ii) Market risk from trading activities
Market risk is the potential for losses arising from adverse movements in the level of market factors such as foreign exchange rates and interest rates. Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99 per cent is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the market risk framework includes applying stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards. Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. This process includes hypothetical profit and loss, which holds the portfolio constant, thereby excluding any intraday trading activity.

Operational risk

Operational risk is the risk of loss, including reputation, resulting from failed internal processes, people and systems or from external events. The operational risk management function ensures the Group has appropriate controls to mitigate potential operational risks.

Various techniques are utilised by the operational risk management functions to manage, mitigate, monitor and report on operational risk exposures, related controls and the trends associated with various key risk indicators. A documented framework includes policy and procedures expected of the operational risk management functions within the Group.

The operational risk function facilitates informed decision making and promotes a consistent risk culture within the Group. The Group has designed and implemented an Advanced Measurement Approach to compute regulatory operational risk capital at a 99.9% confidence level under Basel II and as an input to the Group's Economic Capital estimates. The model incorporates various forward looking and historical data input such as internal and external loss events, scenario analysis information, operational risk profile information and various key risk indicators.

Business continuity and planning

St.George's business recovery policy
Business continuity management is a key component of St.George's sustainability, ensuring the Group can respond to and recover from major incidents. The Bank's Business Recovery Plans document a coordinated response to facilitate the recovery of critical business processes and services in the event of major damage or loss of service.

St.George Bank Limited and its Controlled Entities

5 Year Financial Summary

For the year ended 30 September 2007

		AIFRS			Previous GAAP	
		2007	2006	2005	2004	2003
Income Statement						
Interest Income	$m	**8,203**	6,814	5,916	4,116	3,434
Interest Expense	$m	**6,010**	4,799	4,055	2,504	1,983
Net Interest Income	$m	**2,193**	2,015	1,861	1,612	1,451
Other Income	$m	**1,092**	994	860	975	910
Bad and Doubtful Debts Expense	$m	**178**	144	128	112	102
Operating Expenses	$m	**1,390**	1,356	1,296	1,342	1,278
Share of Net Profit/(Loss) of Equity Accounted Associates	$m	**-**	-	3	2	(3)
Profit before Income Tax	$m	**1,717**	1,509	1,300	1,135	978
Income Tax Expense	$m	**525**	445	399	372	325
Profit after Income Tax	$m	**1,192**	1,064	901	763	653
Net Profit/(Loss) Attributable to Outside Equity Interests	$m	**2**	(4)	(5)	(4)	(5)
Net Profit Attributable to Members of the Bank	$m	**1,190**	1,068	906	767	658
Preference Dividends	$m	**27**	20	17	50	52
Profit Available to Ordinary Shareholders	$m	**1,163**	1,048	889	717	606
Return on Average Assets[1]						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	%	**1.04**	1.05	1.03	1.30	1.31
- after goodwill impairment/amortisation, significant items and non-trading derivatives	%	**1.05**	1.07	1.03	1.14	1.13
Return on Average Ordinary Equity						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	%	**23.20**	22.91	22.10	21.42	20.30
- after goodwill impairment/amortisation, significant items and non-trading derivatives	%	**23.26**	23.40	21.92	18.73	17.23
Return on Average Risk Weighted Assets[1][2]	%	**2.00**	2.03	2.00	1.92	1.91
Operating Expenses as a % of Average Assets[2]	%	**1.22**	1.31	1.45	1.82	2.00
Expense to Income Ratio[2]	%	**42.5**	44.0	47.1	47.5	49.6
Net interest margin	%	**2.01**	2.11	2.21	2.70	2.76

(1) Before preference dividends

(2) Before goodwill impairment/amortisation, significant items and non-trading derivatives

		AIFRS		Statutory AIFRS	Previous GAAP	
Balance Sheet						
Total Assets	$m	**125,800**	107,002	92,359	69,960	62,714
Liquids and Treasury Securities	$m	**15,593**	9,996	9,451	7,166	6,523
Loans and Other Receivables	$m	**89,884**	81,516	72,949	54,782	48,904
Other Assets	$m	**20,323**	15,490	9,959	8,012	7,287
Total Liabilities	$m	**119,916**	101,659	86,972	64,931	58,349
Deposits and Other Borrowings	$m	**70,803**	54,633	49,175	46,083	45,291
Bonds and Notes and Loan Capital	$m	**37,202**	36,625	27,874	11,388	6,628
Other Liabilities	$m	**11,911**	10,401	9,923	7,460	6,430
Total Shareholders' Equity	$m	**5,884**	5,343	5,387	5,029	4,365
Shareholders' Equity as % of Total Assets	%	**4.68**	4.99	5.83	7.19	6.96
Capital Adequacy						
- Tier 1 Capital	%	**6.7**	6.9	7.3	7.3	7.2
- Tier 2 Capital	%	**3.5**	4.0	3.9	3.9	3.2
- Less: Deductions	%	**-**	(0.1)	(0.1)	(0.1)	(0.1)
Total	%	**10.2**	10.8	11.1	11.1	10.3
Risk Weighted Assets	$m	**63,226**	52,982	47,864	42,581	36,903
Receivables						
Residential	$m	**69,214**	62,697	56,292	39,273	34,991
Commercial	$m	**13,203**	12,323	11,981	11,447	10,202
Consumer	$m	**7,135**	6,120	4,719	4,070	3,610
Other	$m	**623**	644	176	201	277
Receivables before Collective/General Provision	$m	**90,175**	81,784	73,168	54,991	49,080
Collective/General Provision	$m	**291**	268	219	209	176
Net Loans and Other Receivables	$m	**89,884**	81,516	72,949	54,782	48,904

		AIFRS			Previous GAAP	
Share Information						
Dividend per Ordinary Share						
- Interim	Cents	**82**	74	67	60	45
- Final	Cents	**86**	77	70	62	50
Total	Cents	**168**	151	137	122	95
Basic Earnings per Ordinary Share						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**218.9**	195.8	173.1	160.8	142.2
- after goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**219.5**	199.9	171.7	140.6	120.7
Diluted Earnings per Ordinary Share						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**217.3**	194.4	171.8	160.0	141.7
- after goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**217.8**	198.4	170.5	140.3	120.8
Dividend Payout Ratio	%	**76.7**	77.1	79.1	75.9	66.8
Net Tangible Assets per Ordinary Share	$	**7.63**	6.73	6.01	5.58	4.86
Other Statistics						
Branches		**399**	390	390	391	404
Staff		**8,074**	7,949	7,880	7,541	7,325
Assets per Staff	$m	**15.6**	13.5	11.7	9.3	8.6
Staff per $m Assets		**0.06**	0.07	0.09	0.11	0.12

Directors' Report

The Directors of St.George Bank Limited present their report together with the Financial Report of the consolidated entity ("the Group"), being St.George Bank Limited ("the Bank") and its controlled entities, for the year ended 30 September 2007.

Directors

The names of the Directors of the Bank at any time during the financial year or since the end of the financial year, together with details of current Directors' qualifications, experience and special responsibilities are contained in the Board of Directors information.

Mr R Holliday-Smith was appointed a Director of the Bank on 27 February 2007. Mr P J O Hawkins was appointed a Director of the Bank on 24 April 2007.

Mrs G P Kelly resigned as the Bank's Chief Executive Officer and Managing Director on 24 August 2007.

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) held during the financial year that Directors were eligible to attend and attended are set out in the Corporate Governance Statement.

This information is to be regarded as incorporated into this report.

Company Secretary

The qualifications, experience and date of appointment of the Company Secretary are contained in the Corporate Governance Statement.

Remuneration Report

This report sets out the remuneration disclosure requirements of Accounting Standard AASB 124: "Related Party Disclosures" that have been audited. The report also contains details of remuneration required by section 300A(1) of the Corporations Act 2001 and the Corporations Regulations 2001 that have not been audited.

The remuneration report comprises the following items:

A1 - Nomination and Remuneration Committee

A2 - Key Management Personnel (KMP) and Other Senior Executives

A3 - Executive Remuneration Strategy

A4 - Executive Remuneration Structure

A5 - Relationship of Incentives to the Group's Financial Performance

A6 - Service Agreements - Group Executives

A7 - Remuneration of Group Executives

A8 - Non-Executive Directors' Remuneration Policy

A9 - Remuneration of Executive and Non-Executive Directors

A1 - Nomination and Remuneration Committee (Committee) - audited

The Committee is responsible for overseeing the Group's remuneration arrangements. The key functions of the Committee are:

- To consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and where required, the suitability of nominations for the position of Director;
- To review and make recommendations to the Board for Board succession plans;
- To review and make recommendations to the Board with respect to the remuneration to be paid by the Group to its Managing Director and Group Executives;
- To review and make recommendations to the Board regarding the Group's recruitment, retention and termination policies and procedures for senior executives;
- To review and make recommendations to the Board on the various material remuneration, incentive and reward programs within the Group; and
- To make determinations and recommendations, as appropriate, in accordance with the rules of the Group's various employee and executive performance share and option plans.

Composition
Minimum of three members, the majority being independent Directors.

Chairman
An independent Director or the Chairman of the Board.

Other Usual Attendees at Meetings
Managing Director

Group Executive, Human Resources

Company Secretary (Committee Secretary)

Meetings
At least four times a year. The Committee may also meet at such other times as considered appropriate.

Quorum
Three members.

Availability of Documents
The following material is publicly available, and updated as required, by posting the material on the Group's website in a clearly marked Corporate Governance section:

- A description of the procedure for the appointment of new Directors to the Board;
- The Charter of the Committee and a summary of the role, rights, responsibilities and membership requirements for that Committee; and
- The Committee's policy for the appointment of Directors.

A2 - Key Management Personnel (KMP) and Other Senior Executives - audited

This report covers the remuneration arrangements for Directors, Group Executives and other senior executives.

Directors include the Bank's Managing Director and Non-Executive Directors of the Bank.

Group Executives are those executives with the greatest authority for managing and setting the strategic direction of the Group and who are direct reports of the Managing Director. They include the five highest paid executives of the Group for the 30 September 2007 financial year.

Other senior executives are Group Executives who are not direct reports of the Managing Director and other executives who are participants of the Group's Medium Term Incentive Plan (MTIP).

A3 - Executive Remuneration Strategy - audited

The Committee recognises that the Group operates in a competitive environment where the key to achieving sustained improvements in the Group's performance is through its people.

The key principles of the Group's Executive Remuneration Strategy are to:

- Align with the interests of and create value for shareholders;
- Reinforce executive focus and outcomes that further the overall Group strategy;
- Ensure remuneration appropriately reflects both year on year improvement in the Group's performance as well as the Group's comparative success against companies with which it competes for capital, customers and staff;
- Provide a transparent performance and reward mechanism that is well understood by all executives;

Remuneration Report continued

- Ensure that the performance measures are robust and provide a good line of sight between executive action, performance outcome and reward;
- Differentiate reward so that high level performers receive significantly higher remuneration than others;
- Mix short, medium and long term performance requirements and reward to reflect the scope of each executive position to impact short, medium and long term results; and
- Offer competitive performance based reward levels to attract, motivate and retain key executives.

Executive Performance
All senior executives have job descriptions in place which set out their roles, responsibilities and duties in addition to letters of appointment or contracts which also set out their remuneration entitlements in full, including their entitlements on termination.

They are also required to adhere to the range of policies in place within the Group from time to time. These policies are made available on various intranets in operation across the Group.

All senior executives have their performance evaluated annually against a range of factors documented in a Balanced Scorecard. The Board agrees the Scorecard for the Managing Director at the commencement of each new year. For members of the Group Executive, each Scorecard is set by the Managing Director.

The Scorecards cover a range of areas including financial results, customer outcomes, people, strategy and risk and compliance. Each of these factors is weighted differently according to the executive's particular role.

The results of the annual performance review have a direct impact on all performance payments made after year end whether in cash, awards or options.

Executive Induction
All executives are taken through a tailored induction program upon joining the Bank, which includes meetings with key personnel including their direct reports and peers and sometimes members of the Board. In addition, they are introduced to key external stakeholders with whom they will need to engage.

Visits to various sites from which the Bank operates are undertaken and a range of compulsory training courses are established, again based upon the executive's role. This training is provided online and gives comprehensive coverage of key management issues such as Occupational Health and Safety, risk management and business continuity, financial regulation and corporate governance. The course content is updated frequently, pass marks are set and enforced and timely compliance with the compulsory training program is stringently monitored and reported on.

A4 - Executive Remuneration Structure - audited
St.George operates a Total Reward Opportunity (TRO) structure for executives. The TRO consists of two components:

- Base (fixed) remuneration; and
- At risk remuneration (including short, medium and long term incentives).

The Committee reviews and recommends to the Board the TRO for the Managing Director and Group Executives annually. The Group Executives review and in turn recommend to the Managing Director the TRO for other senior executives annually.

The TRO for the Managing Director and each Group Executive is set having regard to independent advice from external consultants, on competitive market practice for that position. When reviewing the TRO, each component is reviewed with a view to ensuring that the right balance is achieved between fixed and at risk remuneration.

Each Group Executive's TRO is targeted at the 75th percentile of comparable positions, and will only be achieved if the individual executive's and the Group's performance targets are met.

Base (fixed) remuneration
Base remuneration provides fixed remuneration on a total cost-to-company basis, which includes employer superannuation contributions and any fringe benefits tax charges relating to employee benefits. The amount of base remuneration is established with reference to independent market research, considering the scope and nature of the role and the executive's individual performance and experience.

There are no guaranteed increases to base remuneration in any of the service agreements of the former Managing Director, Group Executives or other senior executives.

Base remuneration is generally reviewed annually and applies for the period 1 October to 30 September each year. However a restructure of the Bank, which took effect on 2 April 2007, involved changes in role for some members of the Group Executive, which necessitated adjustments to their TRO part way through the year.

The base remuneration of the former Managing Director and Group Executives for the 30 September 2007 and 30 September 2006 years is disclosed in Sections A7 and A9 of this report.

At risk remuneration
At risk remuneration comprises Short, Medium and Long Term incentives, which are detailed below.

Managing Director's Remuneration
The Managing Director, Mrs G P Kelly, resigned her position in August of this year, providing notice as required under her service agreement. As a result Mrs Kelly ceased to be a Director of the Bank, the St.George Foundation and Asgard on 24 August 2007. Mrs Kelly will remain employed by the Bank until the end of her agreed notice period on 31 January 2008, during which time she will continue to receive her base remuneration.

Mr Paul Fegan was appointed Acting CEO upon Mrs Kelly's resignation but receives no further fees or any increase in his remuneration as a result.

The remuneration of the Bank's former Managing Director comprised base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives.

Remuneration Report continued

LTI Plan awards and options granted 1 October 2007

Instrument	Performance Awards and Options	
Performance measurement	EPS compound growth ≥ 10%	100% vests
	TSR ≥ 75 percent of the Financial Services Comparator Group (FSCG)	100% vests
	TSR = 50 percent of FSCG	50% only vests
	TSR > 50 percent but < 75 percent of FSCG	Additional 2% vest for each full 1% increase above the 50th percentile (on a straight line basis) up to 100% at the 75th percentile.
Performance testing	EPS - at the end of the performance period then annually until the fifth anniversary of the grant date.	
	TSR - at the end of the performance period then six monthly until the fifth anniversary of the grant date.	
Lapse of securities	Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.	
Expiry date of securities	6 years from grant date.	
Comparator group	CBA, Westpac, NAB, ANZ, QBE, Macquarie Bank, AMP, Suncorp-Metway, AXA Asia Pacific Holdings, IAG, Bendigo and Adelaide Bank, Perpetual, Bank of Queensland. Weighted by market capitalisation.	

LTI Plan options and awards granted on 1 October 2006

Instrument	Performance Awards and Options	
Performance measurement	EPS compound growth ≥ 10%	100% vests
	TSR ≥ 75th percentile of S&P ASX 50 index	100% vests
	TSR > S&P ASX 50 index but < 75th percentile of S&P ASX 50 index	50% only vests
Performance testing	EPS - at the end of the performance period then annually until the fifth anniversary of the grant date.	
	TSR - at the end of the performance period then quarterly until the fifth anniversary of the grant date.	
Lapse of securities	Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.	
Expiry date of securities	6 years from grant date.	
Comparator group	ASX top 50 companies.	

LTI Plan options and awards granted on 1 October 2005

Instrument	Performance Awards and Options	
Performance measurement	EPS compound growth ≥ 10%	100% vests
	TSR ≥ 75th percentile of S&P ASX 50 index	100% vests
	TSR > S&P ASX 50 index but < 75th percentile of S&P ASX 50 index	50% only vests
Performance testing	EPS - at the end of the performance period then annually until the fifth anniversary of the grant date.	
	TSR - at the end of the performance period then monthly until the fifth anniversary of the grant date.	
Lapse of securities	Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.	
Expiry date of securities	6 years from grant date.	
Comparator group	ASX top 50 companies.	

Remuneration Report continued

LTI Plan options and awards granted on 1 October 2004

Instrument	Performance Awards and Options	
Performance measurement	EPS compound growth ≥ 10%	100% vests
	EPS actual growth ≥ 10% in year prior to exercise date only	100% vests
	TSR ≥ 75th percentile of S&P ASX 50 index	100% vests
	TSR ≥ S&P ASX 50 index but < 75th percentile of S&P ASX 50 index	50% only vests
Performance testing	EPS - at the end of the performance period then annually until the fifth anniversary of the grant date.	
	TSR - at the end of the performance period then monthly until the fifth anniversary of the grant date.	
Lapse of securities	Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.	
Expiry date of securities	6 years from grant date.	
Comparator group	ASX top 50 companies.	

LTI Plan options and awards granted on 1 October 2003

Instrument	Performance Awards and Options	
Performance measurement	EPS compound growth ≥ 10%	50% vests
	EPS actual growth > 10% in year prior to exercise date only	50% vests
	TSR ≥ S&P ASX 50 index	Remaining 50% only vests
Performance testing	EPS - at the end of the performance period then annually until the fifth anniversary of the grant date.	
	TSR.- at the end of the performance period then monthly until the fifth anniversary of the grant date.	
Lapse of securities	Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.	
Expiry date of securities	6 years from grant date.	
Comparator group	ASX top 50 companies.	

Employee Reward Share Plan
The Group Executive also participate in the annual Employee Reward Share Plan along with all eligible employees of the Group. This plan grants $1,000 worth of shares in the Bank to all eligible employees if certain hurdles are met.

The performance hurdles for the 2006 year subject to Board discretion were:

(1) Cash EPS (which is defined as profit after tax, preference dividends and minority interest before goodwill, significant items, hedging and non-trading derivatives) equals or exceeds the EPS of the previous year by 10% or more, then 60% of the shares will be granted; and

(2) Obtaining an overall Group Customer Satisfaction rating of at least 78%, then 40% of the shares will be granted.

The Board has approved the award of all entitlements under the plan. The award was made on 17 November 2006.

Other Senior Executives - At Risk Remuneration
Other senior executives' remuneration comprises base and at risk remuneration. At risk remuneration includes both Short and Medium Term Incentives (MTI). The MTI is delivered under the Performance Plan.

Each year, participants have KPIs established in the form of a Balanced Scorecard. The KPIs include measures relating to the Group and the individual, and include financial results, customer outcomes, people, strategy and risk and compliance.

Remuneration Report continued

Individual performance outcomes against Balanced Scorecard KPIs are assessed at the end of the financial year and payment recommendations submitted to the Managing Director for approval. Once the Managing Director has approved individual STI outcomes, the STIA component is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election. The STID will also be paid in cash but only if the executive remains employed one year from the end of the performance period. On approval of the Managing Director, some senior executives are given the choice of taking STID in equity, and if so it is subject to a further one year tenure restriction.

The MTI component of the incentive plan is subject to the same performance measures outlined in the LTI, being EPS or TSR. The exercise conditions provide for substantial growth in St.George's EPS as well as market based comparative TSR performance.

The grant date for purposes of establishing the five day Volume Weighted Average Price (VWAP) of St.George shares awarded under the MTI is 1 October each year, being the commencement of the performance period that the MTI is being assessed against.

For grants to be made on 1 October 2007, the Board has approved changes to the MTI Plan performance hurdles, testing and vesting schedule, which mirror those for the LTI Plan as outlined above.

The at risk remuneration of senior executive may be represented diagrammatically as follows:

A5 - Relationship of Incentives to the Group's Financial Performance - unaudited

Performance conditions for payment of any STIA or STID comprise a mix of financial and non-financial measures. The financial measures include targets for operating profit after tax, revenue growth, cost control, financial ratios, and are tailored to the executive's responsibilities and accountabilities.

MTI and LTI performance conditions comprise the Group's financial measures including EPS or TSR hurdles. The Board considers that the above incentives are linked to and foster the achievement of the desired financial outcomes for the Group. The success of these incentive arrangements is demonstrated by the Group's strong growth in operating profit after tax in recent years and improvements in key financial ratios, resulting in increases in shareholder returns.


FY07
FY08
FY09
FY10
FY11
0
1
2
3
4
5
STIA
STID
MTI
Grant Date and Target Setting
Performance Period
★Assessed and Paid
Performance Period
★Assessed
Tenure Hurdle
★Awarded
Exercise Period
★Awarded
Tenure Hurdle (if award coverted to equity)
Expiry Date
Tranche 1 EPS/TSR Performance Period
Exercise Period
Tranche 2 EPS/TSR Performance Period
Exercise Period
Expiry Date

Remuneration Report continued

The improved financial performance and benefits for shareholder wealth are demonstrated in the following results:

St.George EPS Performance 2002-2007


250
200
150
100
50
0
Cents
25
20
15
10
5
0 %
124.7
142.2
160.8
173.1
195.8
218.9
02 03 04 05(iii) 06(ii) 07
EPS (i) Cents
Annual EPS Growth (i) (%)

St.George Share Performance 2002-2007


180
160
140
120
100
80
60
40
20
0
Cents
40
30
20
10
0 $
80
98
122
137
151
168
02 03 04 05 06 07
Dividends per Share (cents)
Share Price as at 30 September ($)

i) Before goodwill impairment and significant items. The 30 September 2006 and 2007 years also exclude non-trading derivatives and hedging fair value movements.

ii) EPS and EPS growth are not measured on a like for like basis as 30 September 2005 EPS excludes the impact of AIFRS financial instruments standards adopted from 1 October 2005.

iii) EPS and EPS growth are not measured on a like for like basis compared to 30 September 2004, which has been prepared on a previous GAAP basis.

A6 - Service Agreements - Group Executives - audited

The Bank has entered into service agreements with most of its Group Executives that provide for the payment of benefits where the service agreement is terminated by the Bank or the Group Executive. The service agreements are not fixed term and generally provide for the following:

(1) where the Bank terminates the service agreement other than for misconduct, then a payment of between 12 and 15 months base remuneration is payable by the Bank depending upon the conditions of each individual service agreement as well as statutory entitlements;

(2) where the Group Executive terminates the agreement they must provide between one and three month's notice (depending upon the conditions of each individual service agreement);

(3) several Group Executives have provision for an additional payment on redundancy calculated as detailed below:

a) 7 weeks base remuneration in respect of the first year of the Group Executive's service or part thereof; and

b) 4 weeks base remuneration for each additional year's service between 2-10 years; and

c) 3 weeks base remuneration for each additional year's service between 11-15 years; and

d) 2 weeks base remuneration for each additional year's service between 16-25 years; and

e) an additional 1 week's base remuneration for each year of service where the executive is aged 45 years or more;

provided any such payment does not exceed the maximum of 104 weeks of base remuneration;

The Board has also now introduced a new policy to cap entitlements (including redundancy) at 12 months base remuneration under the general termination clause for Service Agreements. This cap has been put in place for new members of the Bank's Group Executive.

(4) where the Group Executive is terminated immediately and without notice for misconduct, statutory entitlements only are payable.

Directors' Report

For the year ended 30 September 2007

Remuneration Report continued

The name, position held, employment commencement date and resignation date (where applicable) of the Bank's Group Executives are as follows:

Name	Position	Employment Commencement Date
Current Group Executive Members who are direct reports to the Managing Director		
G Bartlett	Group Executive - Institutional and Business Banking	8 March 1982
M Cameron	Chief Financial Officer	16 July 2007
R Chapman	Managing Director BankSA	1 July 2002
P Clare	Group Executive - Information Technology and Operations	25 February 2002
P Fegan	Appointed acting Chief Executive Officer on 16 August 2007 Group Executive - Retail Bank and Wealth Management	22 July 2002
B Wright	Group Executive - Human Resources	3 July 2000
Former Group Executive Members and/or former direct reports to the Managing Director		
D Gall	Group Executive - Retail Business (Effective 16 July 2007, Mr Gall ceased to be a direct report of the Managing Director)	17 April 1989
J Loebenstein	Group Executive - Information Technology (Effective 2 April 2007, Mr Loebenstein retired from the Group Executive)	20 February 1995
S McKerihan	Chief Financial Officer (Resigned 13 July 2007)	4 November 1985

A7 - Remuneration of Group Executives - audited

Details of the nature and amount of each major element of remuneration for St.George's Group Executives are as follows:

	← Short Term Benefits		→	Long Term Benefits	Post Employment Benefits	Share Based Payments		
$'000	Base Remuneration (A)	Short Term Incentive (B)	Non Monetary Benefits (C)	Long Service Leave (D)	Superannuation Contributions (E)	Options (F)	Shares (G) (H)	TOTAL
2007								
G Bartlett (E) (I)	706	748	11	26	13	152	316	1,972
M Cameron (I) (J) (Appointed 16 July 2007)	259	255	-	4	3	7	20	548
R Chapman (I)	565	538	-	17	13	88	216	1,437
P Clare (I)	697	553	-	23	13	162	175	1,623
P Fegan (I) (Appointed acting Chief Executive Officer on 16 August 2007)	791	1,000	-	26	13	118	454	2,402
B Wright	601	450	-	13	13	129	121	1,327
	3,619	3,544	11	109	68	656	1,302	9,309
Former								
D Gall (Ceased to be a direct report to the Managing Director from 16 July 2007)	507	356	-	17	10	110	166	1,166
J Loebenstein (Retired from the Group Executive on 2 April 2007)	339	222	-	11	6	5	93	676
S McKerihan (E) (Resigned 13 July 2007)	661	486	-	24	10	(99)	(308)	774
	1,507	1,064	-	52	26	16	(49)	2,616

Remuneration Report continued

	← Short Term Benefits		→	Long Term Benefits	Post Employment Benefits	Share Based Payments		
$ '000	Base Remuneration (A)	Short Term Incentive (B)	Non Monetary Benefits (C)	Long Service Leave (D)	Superannuation Contributions (E)	Options (F)	Shares (G) (H)	TOTAL
2006								
G Bartlett (E) (I)	706	650	10	49	12	102	253	1,782
R Chapman	503	450	-	15	12	81	139	1,200
P Clare (I)	631	450	-	13	12	134	117	1,357
P Fegan (I)	733	743	-	14	12	106	333	1,941
D Gall (I)	626	450	2	35	12	93	123	1,341
J Loebenstein	626	400	-	19	12	55	179	1,291
S McKerihan (E) (I)	830	550	-	46	12	89	288	1,815
B Wright	571	375	-	13	12	107	82	1,160
	5,226	4,068	12	204	96	767	1,514	11,887

A) Base remuneration comprises cash salary, available salary package options grossed-up by related fringe benefits tax where applicable and annual leave expense.

B) The Short Term Cash Incentive (STIA) relates to the Group Executives' performance in the nominated financial year.

C) Includes a benefit relating to an interest free loan provided to Mr G Bartlett. Excludes insurance premiums paid in respect of officers' liability insurance contracts. The premium paid has not been allocated to individual officers covered by the insurance policy as, based on all available information, the Directors consider that no reasonable basis for such allocation exists.

D) Represents the long service leave expense recognised during the financial year.

E) Represents applicable Superannuation Guarantee Charge. For Group Executives with defined benefit fund entitlements, includes the allocation of the expense for the year determined in accordance with AASB 119: Employee Benefits. Mr G Bartlett is a member of the defined benefit section of the Bank's defined contribution plan. His contributions are presently funding his entitlements under this Plan. Mr McKerihan's membership of the defined benefit section of the defined contribution plan ceased during the year following his resignation from the Bank.

F) The fair value of options is calculated at the grant date using the Binomial method. The number of options used to determine the share based remuneration value is adjusted for estimated forfeiture and then further adjusted for actual forfeiture over the vesting period. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. The following factors were used in determining the fair value of options on the grant date:

Grant Date	Date first exercisable	Fair value per option $	Exercise price $	Price of shares on grant date $	Estimated volatility %	Risk-free interest rate %	Dividend yield %	Expected life (years)
1-Oct-03	30-Sep-07	2.12	20.40	20.32	17.20	4.98	4.28	4.5
1-Oct-04	30-Sep-07	2.07	21.70	22.01	15.00	5.25	5.70	3.5
1-Oct-04	30-Sep-08	2.21	21.70	22.01	15.00	5.25	5.70	4.5
1-Mar-05	30-Sep-07	2.44	24.56	24.67	15.00	5.50	5.30	3.0
1-Mar-05	30-Sep-08	2.61	24.56	24.67	15.00	5.50	5.30	4.0
1-Oct-05	30-Sep-07	2.34	28.01	27.89	14.50	5.28	5.03	2.5
1-Oct-05	30-Sep-08	2.63	28.01	27.89	14.50	5.30	5.03	3.5
1-Oct-05	30-Sep-09	2.87	28.01	27.89	14.50	5.32	5.03	4.5
1-Oct-06	30-Sep-08	2.88	29.99	30.24	14.70	5.87	5.08	2.5
1-Oct-06	30-Sep-09	3.19	29.99	30.24	14.70	5.76	5.08	3.5
1-Oct-06	30-Sep-10	3.45	29.99	30.24	14.70	5.72	5.08	4.5
16-Jul-07	30-Sep-08	2.90	35.09	34.80	14.30	6.38	4.87	2.5
16-Jul-07	30-Sep-09	3.55	35.09	34.80	14.30	6.36	4.87	3.5
16-Jul-07	30-Sep-10	4.00	35.09	34.80	14.30	6.34	4.87	4.5

Remuneration Report continued

(3) Share Based Payments continued

Options

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting Date	Value yet to vest ($) Min	Max
P Clare	30,838	1 October 2003	50	-	30 September 2007	-	32,688
	30,334	1 October 2004	100	-	30 September 2007	-	-
	30,334	1 October 2004	-	-	30 September 2008	-	67,038
	22,654	1 October 2005	100	-	30 September 2007	-	-
	19,446	1 October 2005	-	-	30 September 2008	-	51,143
	17,678	1 October 2005	-	-	30 September 2009	-	50,736
	21,905	1 October 2006	-	-	30 September 2008	-	63,086
	18,700	1 October 2006	-	-	30 September 2009	-	59,653
	16,930	1 October 2006	-	-	30 September 2010	-	58,409
P Fegan	30,104	1 October 2003	50	-	30 September 2007	-	31,910
	22,000	1 October 2004	100	-	30 September 2007	-	-
	22,000	1 October 2004	-	-	30 September 2008	-	48,620
	16,992	1 October 2005	100	-	30 September 2007	-	-
	14,584	1 October 2005	-	-	30 September 2008	-	38,356
	13,258	1 October 2005	-	-	30 September 2009	-	38,050
	14,286	1 October 2006	-	-	30 September 2008	-	41,144
	12,196	1 October 2006	-	-	30 September 2009	-	38,905
	11,042	1 October 2006	-	-	30 September 2010	-	38,095
B Wright	23,128	1 October 2003	50	-	30 September 2007	-	24,516
	23,334	1 October 2004	100	-	30 September 2007	-	-
	23,334	1 October 2004	-	-	30 September 2008	-	51,568
	19,824	1 October 2005	100	-	30 September 2007	-	-
	17,014	1 October 2005	-	-	30 September 2008	-	44,747
	15,468	1 October 2005	-	-	30 September 2009	-	44,393
	16,667	1 October 2006	-	-	30 September 2008	-	48,001
	14,228	1 October 2006	-	-	30 September 2009	-	45,387
	12,882	1 October 2006	-	-	30 September 2010	-	44,443
Former							
D Gall	15,786	1 March 2005	100	-	30 September 2007	-	-
	15,786	1 March 2005	-	-	30 September 2008	-	41,201
	25,890	1 October 2005	100	-	30 September 2007	-	-
	22,224	1 October 2005	-	-	30 September 2008	-	58,449
	20,204	1 October 2005	-	-	30 September 2009	-	57,985
	20,409	1 October 2006	-	-	30 September 2008	-	58,778
	17,422	1 October 2006	-	-	30 September 2009	-	55,576
	15,773	1 October 2006	-	-	30 September 2010	-	54,417
J Loebenstein	12,336	1 October 2003	50	-	30 September 2007	-	13,076
	12,000	1 October 2004	100	-	30 September 2007	-	-
	12,000	1 October 2004	-	100	30 September 2008	-	-
	9,710	1 October 2005	100	-	30 September 2007	-	-
	8,334	1 October 2005	-	100	30 September 2008	-	-
	7,576	1 October 2005	-	100	30 September 2009	-	-
	8,164	1 October 2006	-	100	30 September 2008	-	-
	6,969	1 October 2006	-	100	30 September 2009	-	-
	6,310	1 October 2006	-	100	30 September 2010	-	-

Remuneration Report continued

(3) Share Based Payments continued

Options

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting Date	Value yet to vest ($) Min	Max
S McKerihan	18,723	1 October 2003	-	100	30 September 2007	-	-
	19,000	1 October 2004	-	100	30 September 2007	-	-
	19,000	1 October 2004	-	100	30 September 2008	-	-
	16,992	1 October 2005	-	100	30 September 2007	-	-
	14,584	1 October 2005	-	100	30 September 2008	-	-
	13,258	1 October 2005	-	100	30 September 2009	-	-
	14,286	1 October 2006	-	100	30 September 2008	-	-
	12,196	1 October 2006	-	100	30 September 2009	-	-
	11,042	1 October 2006	-	100	30 September 2010	-	-

Awards

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting Date	Value yet to vest ($) Min	Max
G Bartlett	1,839	1 October 2003	50	-	30 September 2007	-	11,141
	4,840	1 October 2004	100	-	30 September 2007	-	-
	4,840	1 October 2004	-	-	30 September 2008	-	106,528
	2,500	1 October 2005	100	-	30 September 2007	-	-
	2,500	1 October 2005	-	-	30 September 2008	-	59,825
	2,500	1 October 2005	-	-	30 September 2009	-	56,875
	8,033	1 October 2005	-	-	30 September 2008	-	224,040
	1,001	1 October 2006	-	-	30 September 2008	-	27,247
	1,001	1 October 2006	-	-	30 September 2009	-	25,736
	1,001	1 October 2006	-	-	30 September 2010	-	24,224
	29	17 November 2006	100	-	17 November 2006	-	-
M Cameron	1,403	16 July 2007	-	-	30 September 2008	-	44,994
	1,403	16 July 2007	-	-	30 September 2009	-	42,876
	1,403	16 July 2007	-	-	30 September 2010	-	40,757
	37,983	16 July 2007	-	-	1 November 2007	-	1,218,115
	37,983	16 July 2007	-	-	1 November 2008	-	1,160,760
	37,983	16 July 2007	-	-	1 November 2009	-	1,103,406
R Chapman	1,202	1 October 2003	50	-	30 September 2007	-	7,278
	1,920	1 October 2004	100	-	30 September 2007	-	-
	1,920	1 October 2004	-	-	30 September 2008	-	42,259
	2,084	1 October 2005	100	-	30 September 2007	-	-
	2,084	1 October 2005	-	-	30 September 2008	-	49,870
	2,084	1 October 2005	-	-	30 September 2009	-	47,411
	4,017	1 October 2005	-	-	30 September 2008	-	112,034
	1,946	1 October 2006	-	-	30 September 2008	-	52,970
	1,946	1 October 2006	-	-	30 September 2009	-	50,032
	1,946	1 October 2006	-	-	30 September 2010	-	47,093
	29	17 November 2006	100	-	17 November 2006	-	-
P Clare	1,472	1 October 2003	50	-	30 September 2007	-	8,913
	1,498	1 October 2004	100	-	30 September 2007	-	-
	1,498	1 October 2004	-	-	30 September 2008	-	32,971
	716	1 October 2005	100	-	30 September 2007	-	-
	716	1 October 2005	-	-	30 September 2008	-	17,134
	716	1 October 2005	-	-	30 September 2009	-	16,289
	6,025	1 October 2005	-	-	30 September 2008	-	168,037
	767	1 October 2006	-	-	30 September 2008	-	20,878
	767	1 October 2006	-	-	30 September 2009	-	19,720
	767	1 October 2006	-	-	30 September 2010	-	18,561
	29	17 November 2006	100	-	17 November 2006	-	-

Directors' Shareholdings

The relevant interest of each Director in the share capital of the Bank at the date of this report is outlined in the following table. Each interest is held beneficially by the relevant Director.

Name	Fully paid ordinary shares	SAINTS	CPS	Options granted over ordinary shares
J M Thame	150,216	-	-	-
J S Curtis[(1)]	22,541	318	-	-
T J Davis	17,165	-	5,000	-
R A F England	5,258	-	-	-
P J O Hawkins	8,660	-	-	-
R Holliday-Smith	2,500	-	-	-
P D R Isherwood AO	32,000	263	1,000	-
L B Nicholls AO	7,450	-	-	-
G J Reaney	48,863	-	-	-

(1) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

Directors' Interests

Details of the interest held by Directors of the Bank in registered schemes offered by the Group at the date of this report are as follows:

Name	Registered scheme	Units held
J M Thame	Advance Imputation Fund	27,981

Share Options

On 1 October 2006, 403,287 options were granted to 8 Group Executives. On 16 July 2007, 19,949 options were granted to 1 Group Executive. 438,436 options were forfeited by 2 Group Executives and the Managing Director and Chief Executive Officer during the year as a result of cessation of employment. No options have been granted since the end of the financial year and up to the date of this report. 926,990 ordinary shares were issued as a result of exercising options granted under the Executive Option Plan. The number of options outstanding at the date of this report is 1,465,313.

Directors' Report

Corporate Governance

The Acting Chief Executive Officer and Chief Financial Officer have provided a written statement to the Board that in their respective opinions:

(i) the financial records of the Group have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(ii) the financial statements and accompanying notes comply with accounting standards and give a true and fair view of the financial condition and operational results of the Group and the Bank for the year ended 30 September 2007;

(iii) the financial statements of the Group are founded on a sound system of risk management and internal compliance which implement the policies adopted by the Board; and

(iv) the risk management, compliance and control framework adopted by the Group as it relates to financial reporting is operating effectively and efficiently, in all material respects.

Non-Audit Services

During the year, KPMG, the Bank's auditor performed certain non-corporate statutory audit services for which they were paid $4.646 million (2006: $4.528 million). Details are set out in Note 36.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the Board Audit Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

(i) all non-audit services were subject to the corporate governance procedures adopted by the Group and have been reviewed by the Board Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

(ii) the non-audit services provided do not undermine the general principle relating to auditor independence as set out in the Accounting and Professional Ethical Standards Board's APES 110 "Code of Ethics for Professional Accountants" which replaces Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Group, acting as an advocate for the Group or jointly sharing risks and rewards.

The lead auditor's independence declaration as required under section 307C of the Corporations Act 2001 is attached to and forms part of the Directors' Report.

Principal Activities of the Group

The principal activities of the Group during the financial year were undertaken by the following business segments:

Retail Bank (RB)
RB is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB)
IBB is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting.

BankSA (BSA)
BSA is responsible for providing retail banking, business banking and private banking services to customers in South Australia and the Northern Territory. These services have been extended into country New South Wales and Victoria. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM)
WM is responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.

Group's Objective

The Group's low-risk, organic growth strategy has consistently delivered superior results for shareholders. This strategy is best reflected in the core strategic framework developed in 2002:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

Against this framework, the Group has over the past several years, prioritised the following key areas:

- People and Customers
- Home Loans
- Deposits
- Middle Market
- Wealth Management
- Productivity Management
- Victoria, Queensland and Western Australia Expansion

Significant progress has been made in all of these areas since 2002, accompanied with material levels of investment.

The Group has achieved a shift from being product centric to customer centric, focussed on full service relationship banking. It has prioritised particular customer segments and has focussed on delivering differentiated levels of service to these customer groupings. The broader management team has been substantially strengthened both through training and development and through key talent selection and recruitment. Sales and business development skills have substantially improved while commercial disciplines and risk management frameworks have been embedded.

Targeted and focussed expansion has occurred, not only in Victoria, Queensland and Western Australia, but also in the Bank's core states of New South Wales and South Australia.

The Group has driven a programme of continuous productivity improvements through investment in people, in technology and the application of new business processes and tools.

The Group's core cultural heritage of being warm, friendly, caring, team-based and genuinely focussed on the customer experience remains a priority, with initiatives in place to further deliver on this objective.

Substantial further work and investment is being prioritised to strengthen this platform, enhance consistency and deliver improved customer experience outcomes continues to be undertaken, and specifically include:

- Re-engineering key business processes, prioritising mortgages and business lending;
- Enhancing the on-boarding experience for new customers to the Bank;
- Leveraging the Group's wealth platforms, products and capabilities to deepen customer relationships, across retail and business segments;
- Continued expansion in Victoria, Queensland and Western Australia;
- Further investment and capability build within the Middle Market segment;
- Continuing refinement and extension of sales and service disciplines within retail.

Directors' Report

For the year ended 30 September 2007

Operating and Financial Review

Overview of the Group

The net profit of the Group for the financial year after income tax, minority interests, goodwill impairment, significant items and before preference dividends was $1,190 million (2006: $1,068 million). The net profit available to ordinary shareholders was $1,163 million (2006: $1,048 million).

The solid increase in net profit is driven from increased profit contributions from all business segments as demonstrated below:

	Net profit before tax[1]		
Business Segment	**2007 $M**	2006 $M	Increase %
Retail Bank	**773**	709	9.0
Institutional and Business Banking	**480**	418	14.8
BankSA	**241**	214	12.6
Wealth Management	**210**	174	20.7
	1,704	1,515	

(1) Before goodwill impairment, significant items and hedging and non-trading derivatives volatility.

The following table provides details of returns to shareholders over the past five years:

		2007	2006	2005	Previous GAAP 2004	Previous GAAP 2003
Net profit available to shareholders	$M	**1,163**	1,048	915	717	606
Basic earnings per share[1]	Cents	**218.9**	195.8	173.1	160.8	142.2
Dividends per share	Cents	**168**	151	137	122	95
Share price[2]	$	**35.39**	30.24	27.89	21.85	20.49

(1) Before goodwill amortisation/impairment, significant items, non-trading derivatives and after preference share dividends.

(2) Share price at 30 September.

Review of Financial Condition

St.George's shareholders' equity increased from $5.3 billion to $5.9 billion. This increase is primarily due to $142 million of ordinary capital raised through the dividend reinvestment plan, a $288 million increase in retained profits and a $92 million increase in reserves. The final dividend for the year ended 30 September 2007 has not been provided for in the financial statements and as a result has not been deducted from retained earnings.

St.George's capital position remains strong with a total capital adequacy ratio of 10.2% at 30 September 2007 (2006: 10.8%). This ratio is above APRA's minimum requirement of 10.0%. At 30 September 2007, St.George's Adjusted Common Equity (ACE) ratio was 4.9% (2006: 4.8%).

Dividends

Information regarding dividends paid or declared by the Bank since the end of the previous financial year is included in Note 9.

Review of Operations

A review of the operations of the Group is contained in the "Chairman's Message", "Acting CEO's Letter" and "Shareholder Friendly Financials". These sections are to be regarded as incorporated into this report.

State of Affairs

Significant changes in the state of affairs of the Group during the financial year were as follows:

Securitisation

The Bank securitised a total of $5.9 billion of housing loans in March and June 2007 through the Crusade Program (2006: $8.2 billion). The total value of securitised receivables outstanding at 30 September 2007 was $18,752 million (2006: $17,998 million).

State of Affairs continued

Borrowing Transactions

In November 2006, the Bank issued $150 million of fixed rate and $450 million of floating rate transferable deposits, maturing in November 2011.

In January 2007, the Bank issued EUR500 million of floating rate notes, maturing in January 2010.

In February 2007, the Bank redeemed A$100 million of fixed rate and A$100 million of floating rate subordinated notes, maturing in February 2012.

In April 2007, the Bank issued CAD250 million of fixed rate subordinated notes, maturing in April 2017.

In June 2007, the Bank issued A$200 million of floating rate subordinated notes, maturing in June 2017.

In June 2007, the Bank redeemed its US$250 million Depositary Capital Securities that were classified as preference shares.

In July 2007, the Bank issued EUR500 million of fixed rate notes, maturing in July 2012.

In September 2007, the Bank redeemed A$60 million of fixed rate and A$40 million of floating rate subordinated notes, maturing in September 2012.

Capital Management

During the year, 4.2 million ordinary shares were issued pursuant to the Bank's Dividend Reinvestment Plan (DRP) raising $142 million in capital.

In December 2006, 3.25 million Converting Preference Shares (CPS) were issued raising $320 million of non-innovative Tier 1 capital. The CPS are classified as debt and distributions are included in interest expense.

In June 2007, US$250 million of Depositary Capital Securities that qualified as Tier 1 Capital were redeemed.

The DRP on the final ordinary dividend is to be underwritten up to a level of 100%.

Credit Ratings

In May 2007, Moody's Investors Service ("Moody's") upgraded the Bank's long-term counterparty credit rating to Aa2 from A1. Moody's reaffirmed the Bank's P-1 short-term counterparty credit rating.

Moody's also upgraded St.George's Bank Financial Strength Rating ("BFSR") to B from B-.

The ratings upgrade results from Moody's new BFSR and Joint Default Analysis methodologies.

Managing Director and Chief Executive Officer

On 24 August 2007, Mrs Gail Kelly resigned as the Bank's Managing Director and Chief Executive Officer. Mr Paul Fegan is acting Chief Executive Officer while an executive search is conducted.

Environmental Regulation

Other than stated below, the operations of the Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. The Bank may, however, become subject to environmental regulation when enforcing securities over properties to recover outstanding debts.

Furthermore, the Bank has submitted to the New South Wales State Government a strategy of energy use reduction in conformity with the Energy Administration Amendment (Water and Energy Savings) Act 2005.

Events Subsequent to Reporting Date

Since 30 September 2007, the Bank has proposed a final dividend on ordinary shares (Note 49). The Dividend Reinvestment Plan on the 2007 final ordinary dividend is being underwritten up to a level of 100%. The Bank is planning to issue up to $400 million of non-innovative Tier 1 capital.

Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Likely Developments

As a result of Basel II, the Bank has introduced a broad range of enhancements to its risk management framework. Significant business benefit has been derived from the new methodologies and risk management practices.

The Group is targeting Advanced status for the calculation of capital requirements under Basel II. The Group is targeting 1 January 2009 as the start date for Basel II.

Accreditation for the Advanced approaches under Basel II is subject to APRA approval. APRA has indicated that the Group will remain subject to Basel I during 2008.

Further details of likely developments in the operations of the Group in subsequent financial years are contained in the 'Chairman's Message' and the 'Acting CEO's Letter'. These sections are to be regarded as incorporated into this report.

Further information regarding likely developments in the operations of the Group and the expected results thereof, has not been included in this report because the disclosure of the information would be likely to result in unreasonable prejudice towards the interests of the Group.

Indemnification and Insurance of Directors and Officers

The Bank's Constitution provides for an indemnity to each person who is or has been a Director, principal executive officer or the secretary of the Bank against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity, incurred on or after 1 April 1994 to any person whether or not arising from a prior contingent liability and, which does not arise out of conduct involving a lack of good faith and conduct known to the person to be wrongful.

In addition, such indemnity also extends to costs and expenses incurred by the person in defending civil or criminal proceedings in which judgement is given in favour of the person or in which the person is acquitted or the courts grant relief.

The Constitution also provides, to the extent permitted by law, for the Directors to authorise the Bank to enter into any documentary indemnity in favour of, or insurance policy for, the benefit of a person who is or has been a Director, executive officer, secretary, auditor, employee or other officer of the Bank, which indemnity or insurance policy may be in such terms as the Board of Directors approves.

Directors' and Officers' Insurance

The Bank has paid a premium in respect of a contract of insurance insuring certain officers of the Bank and its controlled entities against those liabilities for which insurance is permitted under the Corporations Act 2001. Such officers consist of the Directors named earlier in this report, the company secretaries, executive officers, Bank officers appointed on the Bank's behalf to external directorships, and all persons deemed to be officers of the Bank and related bodies corporate under the provisions of the Corporations Act 2001, together with all other former and future Directors, company secretaries and officers. Disclosure of the nature of the liabilities and the amount of the premium is prohibited under the conditions of the contract of insurance.

Income Statements

For the year ended 30 September 2007

	NOTE	Consolidated 2007 $M	Consolidated 2006 $M	Bank 2007 $M	Bank 2006 $M
Interest income	2	**8,203**	6,781	**6,613**	5,568
Interest expense	2	**6,010**	4,768	**4,760**	3,855
Net interest income		**2,193**	2,013	**1,853**	1,713
Other income	3,7	**1,092**	994	**1,092**	1,183
Total operating income		**3,285**	3,007	**2,945**	2,896
Bad and doubtful debts expense	4	**178**	144	**158**	127
Operating expenses	5,7	**1,390**	1,341	**1,301**	1,230
Profit before income tax		**1,717**	1,522	**1,486**	1,539
Income tax expense	6,7	**525**	445	**392**	355
Profit from continuing operations		**1,192**	1,077	**1,094**	1,184
Discontinued operation					
Loss from discontinued operation net of tax	8	**-**	13	**-**	2
Net profit for the year		**1,192**	1,064	**1,094**	1,182
Attributable to:					
Shareholders of the Bank		**1,190**	1,068	**1,094**	1,182
Minority interest					
- continuing operations		**2**	1	**-**	-
- discontinued operation		**-**	(5)	**-**	-
Net profit for the year		**1,192**	1,064	**1,094**	1,182
Dividends per ordinary share (cents)					
- Interim dividend paid	9	**82**	74		
- Final dividend paid	9	**-**	77		
- Final dividend proposed	49	**86**	-		
Earnings per share from continuing operations (cents)					
Basic	10	**219.5**	201.4		
Diluted	10	**217.8**	199.9		

The income statements should be read in conjunction with the accompanying notes to the financial statements.

Balance Sheets

As at 30 September 2007

	NOTE	Consolidated 2007 $M	Consolidated 2006 $M	Bank 2007 $M	Bank 2006 $M
Assets					
Cash and liquid assets	11	**2,081**	1,081	**2,081**	1,077
Receivables due from other financial institutions	12	**1,244**	1,182	**625**	510
Assets at fair value through the income statement	13	**11,339**	6,192	**11,450**	6,591
Derivative assets	46	**1,271**	1,093	**1,154**	916
Available for sale investments	14	**929**	1,541	**1**	1
Loans and other receivables	15	**89,884**	81,516	**65,878**	58,901
Bank acceptances of customers		**16,343**	11,908	**16,343**	11,908
Amounts receivable from controlled entities		**-**	-	**4,737**	3,988
Investments in controlled entities	19	**-**	-	**2,425**	2,492
Investment in associated companies		**28**	28	**25**	24
Property, plant and equipment	20	**345**	334	**327**	316
Intangible assets	21	**1,323**	1,291	**903**	873
Deferred tax assets	22	**215**	193	**188**	163
Other assets	23	**798**	643	**687**	643
Total assets		**125,800**	107,002	**106,824**	88,403
Liabilities					
Deposits and other borrowings	24	**70,803**	54,633	**70,476**	53,435
Payables due to other financial institutions	25	**1,013**	401	**1,013**	401
Liabilities at fair value through the income statement	26	**-**	390	**-**	-
Derivative liabilities	46	**3,440**	1,190	**1,869**	688
Bank acceptances		**6,348**	7,287	**6,348**	7,287
Amounts payable to controlled entities		**-**	-	**995**	1,566
Provision for dividends	27	**2**	3	**2**	3
Current tax liabilities		**101**	160	**90**	140
Deferred tax liabilities	22	**123**	172	**89**	137
Other provisions	28	**116**	125	**108**	115
Bonds and notes	29	**34,971**	34,593	**17,024**	16,526
Loan capital	30	**2,231**	2,032	**2,231**	2,032
Bills payable and other liabilities	31	**768**	673	**634**	561
Total liabilities		**119,916**	101,659	**100,879**	82,891
Net assets		**5,884**	5,343	**5,945**	5,512
Shareholders' equity					
Share capital	32	**4,549**	4,376	**4,559**	4,420
Reserves	33	**243**	151	**271**	169
Retained profits	34	**1,086**	798	**1,115**	923
Equity attributable to shareholders of the Bank		**5,878**	5,325	**5,945**	5,512
Minority interest	35	**6**	18	**-**	-
Total shareholders' equity		**5,884**	5,343	**5,945**	5,512

The balance sheets should be read in conjunction with the accompanying notes to the financial statements.

Notes to the Statements of Cash Flows

For the year ended 30 September 2007

(a) Reconciliation of profit after tax from continuing operations to net cash provided by operating activities

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Net profit attributable to shareholders of the Bank	**1,190**	1,068	**1,094**	1,182
Net profit on sale of property, plant and equipment	**(10)**	(48)	**(10)**	(7)
Net profit on sale of shares	**(8)**	(10)	**(8)**	(10)
Net profit on sale of businesses	**-**	(4)	**-**	(4)
Net profit on disposal of controlled entities	**(3)**	-	**27**	-
Dividends received	**(8)**	(6)	**(246)**	(415)
Treasury trading profit	**(103)**	(70)	**(71)**	(51)
Non-trading derivatives movement	**(13)**	(14)	**(24)**	(33)
Gain on redemption of perpetual notes	**-**	-	**(20)**	-
Bad and doubtful debts expense	**178**	144	**158**	127
Share based compensation	**12**	12	**12**	11
Depreciation	**61**	67	**56**	57
Amortisation of deferred expenditure	**31**	32	**24**	25
Impairment of deferred expenditure	**-**	32	**-**	32
Write-down of investment in controlled entities	**-**	-	**29**	-
(Increase)/decrease in assets				
- interest receivable	**86**	(35)	**93**	16
- other income receivable	**(28)**	12	**(60)**	7
- balance due from other financial institutions (not at call)	**3**	(82)	**2**	(77)
- loans and other receivables	**(13,067)**	(13,332)	**(11,292)**	(7,773)
- available for sale securities	**621**	(385)	**-**	-
- assets at fair value through the income statement	**(5,191)**	(181)	**(4,983)**	(704)
- net position of deferred tax assets/(liabilities)	**(71)**	(145)	**(73)**	(88)
Increase/(decrease) in liabilities				
- interest payable	**(49)**	71	**(73)**	(15)
- accrued expenses	**49**	30	**(86)**	(9)
- balance due to other financial institutions (not at call)	**(104)**	135	**(104)**	135
- provision for current income tax	**(59)**	(3)	**(50)**	(5)
- other provisions	**(10)**	(8)	**(8)**	15
- deposits and other borrowings	**15,424**	5,515	**16,034**	5,672
- bonds and notes	**2,460**	7,624	**1,615**	3,087
Net cash provided by operating activities	**1,391**	419	**2,036**	1,175

(b) Disposal of controlled entity

On 28 September 2007, the Group disposed of its 100% interest in Scottish Pacific Business Finance Holdings Pty Limited for $27 million. The business contributed $3 million to the Group's net profit from 1 October 2006 to 28 September 2007.

On 15 March 2006, the Group disposed of its 100% interest in Ascalon Capital Managers Limited (ACML) for $23 million. ACML's contribution to net profit from 1 October 2005 to 15 March 2006 was $0.5 million. Following the sale, the Group acquired a 50% interest in ACML for $25 million.

	2007 $M	2006 $M
Consideration net of disposal cost	**27**	23
Fair value of assets disposed	**24**	15
Profit on sale	**3**	8
Net inflow of cash	**27**	23

(c) Reconciliation of cash

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Cash and liquid assets	**2,081**	1,081	**2,081**	1,077
Balances due from other financial institutions	**900**	765	**280**	93
Due to clearing houses	**(982)**	(266)	**(982)**	(266)
Bills payable	**(224)**	(173)	**(224)**	(173)
	1,775	1,407	**1,155**	731

(d) Dividends paid

There were 4,209,831 (30 September 2006: 6,515,394) shares issued pursuant to the Group's dividend reinvestment plan raising $142 million (30 September 2006: $186 million).

Notes to the Financial Statements

Note 1: Summary of Significant Accounting Policies

St.George Bank Limited (the "Bank") is incorporated and domiciled in Australia. The address of the Bank's registered office is 4-16 Montgomery Street, Kogarah, New South Wales, 2217, Australia. The financial report of the Bank for the year ended 30 September 2007 comprises the Bank and its controlled entities ("the Group") and the Group's interest in associates.

The financial report was authorised for issue by the Directors on 31 October 2007.

(a) Statement of compliance

This financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, the Corporations Act 2001 and the Banking Act 1959. International Financial Reporting Standards ("IFRS") form the basis of Australian Accounting Standards ("AASBs") adopted by the Australian Accounting Standards Board, and for the purpose of this report are called Australian equivalents to IFRS ("AIFRS").

As a result of complying with AIFRS, the Group's financial report also complies with IFRS and interpretations adopted by the International Accounting Standards Board.

The Bank's financial report does not comply with IFRS as the Bank has elected to apply relief provided to parent entities by AASB 132: Financial Instruments: Disclosure and Presentation, in respect of certain disclosure requirements.

(b) Basis of preparation

The accounting policies set out below have been applied consistently to all periods presented in this financial report and have been applied consistently by Group entities.

In the prior financial year, the Group adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement in accordance with the transitional rules of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 October 2005, as disclosed in Note 34 and 33 respectively.

The financial report has been prepared on the historical cost basis except for the following:

- Derivative financial instruments are measured at fair value;
- Financial instruments at fair value through the income statement are measured at fair value;
- Available for sale financial assets are measured at fair value;
- Defined benefit plan assets and liabilities are measured at fair value; and
- Recognised assets and liabilities that are subject to fair value hedges are fair valued to the extent of the hedged risk.

This financial report is presented in Australian dollars, which is the Bank's functional currency and the functional currency of the Group.

The Bank is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998, as amended by class order 05/641 dated 28 July 2005 and 06/51 dated 31 January 2006. Accordingly, all financial information presented in Australian dollars has been rounded to the nearest million unless otherwise stated.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

- Note 21 - Intangible assets
- Note 6 - Income tax
- Note 47 - Financial instruments

The following new standards, amendments to existing standards and new interpretations have been identified as those which impact the Group. They are available for early adoption at 30 September 2007, but have not been applied in preparing this financial report;

- AASB 7 Financial Instruments: Disclosure (August 2005) supersedes AASB 130 and the disclosure requirements of AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007 and will require additional disclosures in respect to the Group's financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit, liquidity and market risks, including sensitivity analysis to market risk.
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. The complementary amendment to AASB 101 Presentation of Financial Statements - Capital Disclosures (effective from 1 October 2007) introduces disclosures about the level of an entity's capital and how it manages capital. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the financial report.
- AASB 8 Operating Segments Reporting and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 (February 2007) replace the presentation requirements of segment reporting in AASB 114 Segment Reporting. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is expected to only impact disclosures contained within the consolidated financial report.
- AASB Interpretation 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, investment in equity instruments or financial assets carried at cost. Interpretation 10 will be applicable to annual reporting periods beginning on or after 11 November 2006.
- AASB Interpretation 11, AASB 2 Group and Treasury Share Transactions and AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11, addresses the classification of a share based payment transaction in which equity instruments of the parent are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will be applicable to annual reporting periods beginning on or after 1 March 2007.

Note 1: Summary of Significant Accounting Policies continued

(k) Loans and other receivables

Loans and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted in an active market.

Loans and receivables include residential, commercial, credit cards, overdrafts and other personal loans, leasing, hire purchase, leveraged leases, margin lending, structured financing, securitised loans and asset-backed conduit vehicle receivables.

Loans and other receivables are initially recognised at fair value plus transaction costs. They are subsequently measured at amortised cost using the effective interest rate method.

Note 1(m) provides additional information with respect to loan impairment. For more details on revenue recognition, refer to Note 1(dd) revenue recognition.

Finance lease receivables

Finance leases in which the Group is the lessor, are included in loans and other receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value accruing to the lessor is recorded in the balance sheet. Income attributable to the leases is brought to account progressively in the income statement over the lease term on an effective yield basis.

Structured financing

Structured financing by the Group includes participation in leveraged leases and is recorded at the amounts equal to the Group's participation and included in loans and other receivables in the balance sheet. Revenue is recognised in the income statement based on an effective yield basis. Certain structured financing loans are recognised at fair value through the income statement rather than at amortised cost.

Securitisation

The Group periodically sells loans (principally housing loans) to special purpose trusts that issue securities to investors. Group entities act as manager, servicer and custodian to these trusts. The Group also provides redraw facilities and basis and interest rate swaps to the trusts. Securitised loans that do not qualify for de-recognition and the associated funding are included within the Bank's loans and other receivables and bonds and notes respectively.

The Group does not stand behind the capital value or the performance of the securities or the assets of the trusts. The Group does not guarantee the payment of interest or the repayment of principal due on the securities. The loans subject to the securitisation program have been pledged as security for the securities issued by the trusts. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support.

The trusts involved in the securitisation of the Bank's assets and asset-backed conduit vehicles have been consolidated. Accordingly, securitised loans and other assets, together with associated funding within these trusts and entities, are included within the Group's loans and other receivables and bonds and notes respectively.

(l) Impaired financial assets

Impaired assets are classified into the following categories:

(1) Non-Accrual Loans

Loans are classified as non-accrual where:

(a) contractual payments of principal and/or interest are 90 or more days in arrears, and where the value of security is insufficient to cover repayment of principal and interest;

(b) a specific provision has been raised; and/or

(c) there is reasonable doubt about the ultimate collectability of principal and interest within an acceptable timeframe.

(2) Restructured Loans

These are loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. These loans are measured at amortised cost and interest and fees recognised as income using the effective interest rate method, whilst the customer complies with the modified terms and conditions.

(3) Assets Acquired Through Security Enforcement

This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the balance sheet under Available for Sale Investments and are measured in accordance with the Group's intention for realisation of the asset.

(m) Loan impairment

The Group assesses at each balance date whether there is any objective evidence of impairment. If there is objective evidence that impairment on an individual loan or portfolio of loans has occurred, an impairment assessment is performed and a loss recognised where appropriate.

The amount of the loss is measured as the difference between the loan's carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the loan's original effective interest rate. Short term balances are not discounted. The unwinding of the discount from initial recognition of impairment through to recovery of the written down amount is recognised as interest income. Loans and other receivables are presented net of provisions for loan impairment.

The Group has loan impairment losses that are assessed on both a specific and collective basis.

Specific loan provisions are recognised in situations where, following an assessment of an individual facility, there is objective evidence that a loan is impaired. All other loans and advances that do not have an individually assessed loan provision are assessed collectively for impairment.

Collective provisions reflect the estimated amount of losses incurred on a collective basis, but which have yet to be individually identified.

The expected future cash flows for portfolios of similar assets are estimated by management on the basis of historical loss experience, for assets with credit risk characteristics similar to those in the Group. Loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the loss experience is based and to remove the effects of conditions in the period that do not exist at balance date. Increases or decreases in the collective provision are recognised in the income statement.

Changes in assumptions used for estimating future cash flows could result in a change in provisions for loan losses and have a direct impact on the impairment charge.

Notes to the Financial Statements

For the year ended 30 September 2007

Note 1: Summary of Significant Accounting Policies continued

(n) Property, plant and equipment

Land and buildings were recognised at deemed cost upon transition to AIFRS, less any impairment losses and depreciation. Deemed cost represented the fair value of land and buildings at 1 October 2004.

Land is not depreciated and buildings are depreciated on a straight line basis over their estimated useful lives of 20 to 60 years.

Plant and equipment is recognised at cost less any accumulated impairment losses and accumulated depreciation calculated on a straight line basis to write off the assets over their estimated useful lives. The estimated useful lives of items of plant and equipment are between three and ten years and leasehold improvements are between one and ten years.

Depreciation rates for property, plant and equipment are reviewed periodically to ensure they appropriately reflect residual values and estimated useful lives.

All items of property, plant and equipment are periodically reviewed for impairment as part of the impairment testing conducted within cash generating units.

(o) Intangible assets

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisition of controlled entities is included in intangible assets in the balance sheet.

Business combinations prior to 1 October 2004

Goodwill is included on the basis of its deemed cost, which represented the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 October 2004 were not reconsidered in preparing the Group's opening AIFRS balance sheet at 1 October 2004.

Business combinations since 1 October 2004

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

(2) Software

Computer software costs that are not integral to associated hardware are recognised as an intangible asset where they are identifiable, can be reliably measured and it is probable that they will lead to future economic benefits to the Group. Certain internal and external costs directly incurred in acquiring and developing certain software have been capitalised and are being amortised over their useful life, usually a period of three to five years. Capitalised software is carried at cost less amortisation and any impairment losses. Costs incurred on software maintenance are expensed as incurred. Impairment losses on capitalised software are recognised in the income statement when incurred.

(p) Bank acceptances

All bank accepted bills (including both discounted and "on-sold" bills) and the associated liability for on-sold bills are recognised at amortised cost, with interest income and expense recognised using the effective yield methodology. Fee income on bill acceptances is recognised on an effective yield basis within interest income.

(q) Deposits and other borrowings

Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, securities sold under agreements to repurchase, unsecured guaranteed notes and secured borrowings.

Deposits and other borrowings are recognised at inception at fair value plus directly attributable transaction costs and subsequently at amortised cost. Interest and yield related fees are recognised in the income statement based upon the effective yield method.

Where the Group has utilised derivative instruments to hedge deposits and other borrowings, hedge accounting policies as outlined in Note 1(i) are applied.

(r) Payables due to other financial institutions

Payables due to other financial institutions include deposits, settlement account balances and vostro balances. They are brought to account at inception at fair value plus directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest rate method. Interest income is recognised using the effective interest rate method in the income statement. Interest and yield related fees are taken to the income statement using the effective interest rate method.

(s) Employee benefits

(1) Wages, salaries, annual leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries and annual leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date. These liabilities are calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax.

(2) Long service leave

The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the Group's obligations.

(3) Retirement benefit obligations

The Group makes contributions to multiple superannuation funds in accordance with "Superannuation Choice of Fund", including the employer sponsored fund which has two defined benefit sections. The defined benefit section provides defined lump sum benefits based on years of service and final average salary. The defined contribution section and fund receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions.

Obligations for contributions to defined benefit plans are recognised as an expense in the income statement as incurred.

In relation to defined benefit plans, any deficiency or surplus of the plan is recognised as a liability or asset respectively. Any deficiency or surplus is also recognised in retained earnings.

(4) Share-based payments

The Group operates several equity settled, share-based compensation plans. Information relating to these plans is set out in Note 37.

Shares and options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of the options or shares issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

Note 1: Summary of Significant Accounting Policies continued

The assets and liabilities of these funds and trusts are not included in the Group's balance sheet as it does not have the capacity to directly or indirectly control the funds and trusts for the Group's benefit and does not have the risks and rewards.

Commissions and fees derived by the controlled entities in respect of these activities are included within other income in the income statement.

(bb) Operating leases
Leases entered into by the Bank and Group as lessee are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(cc) Offsetting financial instruments
Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(dd) Revenue and expense recognition

Interest income and expense
Interest income and expense are recognised in the income statement for all interest earning assets and interest bearing liabilities based upon the effective interest rate on the instrument. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments and certain acquisition expenses through the expected life of the instrument. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fee income and expense and acquisition costs that are an integral part of the effective interest rate.

Interest income and expense on derivative instruments that are used to manage underlying assets and liabilities are recognised together with the underlying item within interest income and expense.

Fee and commission income and expense
Fee income and acquisition costs relating to loan origination are capitalised and included in the effective interest rate and recognised as interest income over the expected life of the loan. Other fee and commission income is generally recognised when the service has been provided.

Fee expense is recognised when the service has been received.

Net trading income comprises all gains and losses from changes in the fair value of financial assets held for trading.

Net income from non-trading derivatives and financial instruments designated at fair value comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through the income statement together with hedge ineffectiveness recognised in the income statement.

(ee) Segments
The Group is organised into four business segments, Retail Bank, Institutional and Business Banking, BankSA and Wealth Management. The "Other" segment comprises hedge ineffectiveness and fair value movements in non-trading derivatives and depositary capital securities.

(ff) Derecognition of financial instruments
The derecognition of a financial asset takes place when the contractual rights to the cash flows associated with the financial instrument expire or when the Group transfers the contractual rights, which is normally the case when the instrument is legally sold, or when all the cash flows attributable to the instrument are passed onto another party and the risks and rewards have substantially been transferred. The derecognition of a financial liability takes place when the contractual obligations are discharged, cancelled or expire.

(gg) Discontinued operations
A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

(hh) Commitments to extend credit, letters of credit and guarantees
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised, but are disclosed, unless they are remote.

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities, and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties.

Financial guarantee contracts are initially recognised at fair value. Subsequent to initial recognition, financial guarantees are measured at the higher of the initial measurement amount, less amortisation calculated to recognise fee income earned, and the best estimate of the expenditure required to settle any financial obligation at the balance sheet date. Any increase in the liability relating to financial guarantees is recognised in the income statement.

(ii) Critical accounting estimates and significant judgements
The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or where assumptions are significant to the Bank and Group financial report such as:

(1) Estimates of impairment of goodwill
The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(o). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer Note 21 for details of these assumptions and potential impact of changes to assumptions.

(2) Fair value of financial instruments
Methodologies and significant assumptions applied to determine the fair values of financial assets and liabilities carried at fair value are set out in Note 47.

(3) Income taxes
The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

(4) Impairment losses on loans and receivables
Methodologies and significant assumptions to determine provisions on loans and receivables are set out in Note 16.

(5) Consolidation of special purpose entities
When assessing whether the Group controls a special purpose entity (SPE), judgement is required about risks and rewards together with the Group's ability to make operational decisions for the SPE.

Note 2: Interest

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Interest income				
Cash and liquid assets	**52**	38	**52**	36
Receivables due from other financial institutions	**82**	59	**17**	19
Assets at fair value	**491**	375	**373**	287
Loans and other receivables	**7,578**	6,309	**5,828**	5,001
Due from controlled entities	**-**	-	**343**	225
Total interest income	**8,203**	6,781	**6,613**	5,568
Interest expense				
Payables due to other financial institutions	**26**	19	**26**	19
Deposits and other borrowings	**3,492**	2,630	**3,491**	2,630
Bonds and notes	**2,319**	2,010	**965**	1,031
Loan capital	**173**	109	**153**	109
Due to controlled entities	**-**	-	**125**	66
Total interest expense	**6,010**	4,768	**4,760**	3,855

Notes to the Financial Statements

For the year ended 30 September 2007

Note 6: Income Tax Expense

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
a) Income tax expense				
Current tax expense				
Current year	**588**	489	**464**	387
Adjustments for prior years	**(1)**	3	**(3)**	-
Deferred tax expense				
Origination and reversal of temporary differences	**(62)**	(47)	**(69)**	(32)
Total income tax expense in income statements	**525**	445	**392**	355
Attributable to:				
Continuing operations	**525**	445	**392**	355
Discontinued operations	-	-	-	-
	525	445	**392**	355
b) Reconciliation of income tax expense to prima facie tax payable				
Profit before tax - continuing operations	**1,717**	1,522	**1,486**	1,539
Profit before tax - discontinued operations	-	(13)	-	(2)
Profit before tax	**1,717**	1,509	**1,486**	1,537
Prima facie income tax calculated at 30% of profit before tax (2006: 30%)	**515**	453	**446**	461
Increase in income tax expense due to:				
Tax losses not recognised	-	4	-	-
Share based payments expense	**4**	4	**4**	3
St.George Insurance Pte Limited attributive income	-	-	-	8
Preference share dividends classified as interest expense	**10**	11	**4**	3
Non-deductible interest expense	-	-	**8**	12
Underprovision for income tax in prior year	-	3	-	-
Current and deferred tax transactions of wholly-owned subsidiaries in the tax consolidated group	-	-	**27**	33
Loss on wind up of subsidiaries	-	-	**9**	-
Non-deductible expenditure on redemption of DCS	**6**	-	**6**	-
Other	**3**	2	**3**	1
Decrease in income tax expense due to:				
Non-assessable income	**(2)**	-	**(2)**	-
Deduction allowable on shares issued to employees	**(2)**	(2)	**(2)**	(2)
Net difference between accounting and assessable profit on sale of assets	**(4)**	(28)	**(7)**	(7)
Rebatable dividends	**(2)**	(2)	**(74)**	(124)
Recovery in accordance with tax funding agreements	-	-	**(27)**	(33)
Overprovision for income tax in prior year	**(1)**	-	**(3)**	-
Other	**(2)**	-	-	-
Total income tax expense	**525**	445	**392**	355

Notes to the Financial Statements

Note 6: Income Tax Expense continued

As previously advised, the Australian Taxation Office ("ATO") has denied the Bank interest deductions on its subordinated notes issued to St.George Funding Company LLC as part of the depositary capital securities transaction undertaken in 1997. During the year, the ATO withdrew its contention that the tax anti-avoidance provisions of Part IVA of the Tax Act apply to this transaction. As a result, the amount in dispute reduced from $137 million to $91 million (after tax). The matter was heard by the Federal Court in July 2007 and a decision is expected in the December 2007 quarter.

St.George maintains its position that the amounts in question are properly deductible. Accordingly, St.George has not charged to its income statement any amount due under the amended assessments.

The Bank's auditors, KPMG, concur with this treatment.

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
(c) Amounts recognised directly in equity				
Net deferred tax - debited directly to equity				
- cash flow hedges	**16**	6	**21**	7
- defined benefit plan	**1**	-	**1**	-
	17	6	**22**	7
(d) Tax losses				
Unused tax losses for which no tax benefit has been recognised	**52**	59	**21**	23
Potential tax benefit at 30%	**16**	18	**6**	7

The potential asset of $16 million (2006: $18 million) attributable to tax losses carried forward has not been brought to account in the Group as the Directors do not believe the realisation of the tax asset is probable.

Note 9: Dividends provided for or paid

Type	Cents per share	Consolidated $M	Bank $M	Date of payment	Franking rate %	Percentage franked %
2007						
Interim 2007 - ordinary shares	**82.0**	**435**	**435**	**3-Jul-07**	**30**	**100**
Final 2006 - ordinary shares	**77.0**	**406**	**406**	**19-Dec-06**	**30**	**100**
Subordinated adjustable income non-refundable tier 1 securities[1]		**3**	**3**	**20-Nov-06**	**30**	**100**
Subordinated adjustable income non-refundable tier 1 securities		**5**	**5**	**20-Feb-07**	**30**	**100**
Subordinated adjustable income non-refundable tier 1 securities		**5**	**5**	**21-May-07**	**30**	**100**
Subordinated adjustable income non-refundable tier 1 securities		**5**	**5**	**20-Aug-07**	**30**	**100**
Subordinated adjustable income non-refundable tier 1 securities[2]		**1**	**1**	**20-Nov-07**	**30**	**100**
Step-up preference shares[3]		**1**	**1**	**20-Nov-06**	**30**	**100**
Step-up preference shares		**2**	**2**	**20-Feb-07**	**30**	**100**
Step-up preference shares		**2**	**2**	**21-May-07**	**30**	**100**
Step-up preference shares		**2**	**2**	**20-Aug-07**	**30**	**100**
Step-up preference shares[4]		**1**	**1**	**20-Nov-07**	**30**	**100**
		868	**868**			
2006						
Interim 2006 - ordinary shares	74.0	388	388	4-Jul-06	30	100
Final 2005 - ordinary shares	70.0	364	364	14-Dec-05	30	100
Subordinated adjustable income non-refundable tier 1 securities[5]		2	2	21-Nov-05	30	100
Subordinated adjustable income non-refundable tier 1 securities		4	4	20-Feb-06	30	100
Subordinated adjustable income non-refundable tier 1 securities		5	5	22-May-06	30	100
Subordinated adjustable income non-refundable tier 1 securities		5	5	21-Aug-06	30	100
Subordinated adjustable income non-refundable tier 1 securities[1]		2	2	20-Nov-06	30	100
Step-up preference shares		1	1	21-Aug-06	30	100
Step-up preference shares[3]		1	1	20-Nov-06	30	100
		772	772			

(1) A total dividend of $5 million was paid of which $3 million relates to the 2007 financial year and $2 million related to the 2006 financial year.

(2) A total dividend of $5 million will be payable on 20 November 2007 of which $1 million relates to the 2007 financial year.

(3) A total dividend of $2 million was paid on 20 November 2006 of which $1 million relates to the 2007 financial year.

(4) A total dividend of $2 million will be payable on 20 November 2007 of which $1 million relates to the 2007 financial year.

(5) A total dividend of $4 million was paid of which $2 million related to the 2006 financial year and $2 million related to the 2005 financial year.

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $767 million (30 September 2006: $506 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year;

(ii) franking debits that will arise from the payment of dividends recognised as a liability;

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the Group may be prevented from distributing in the subsequent year.

After also allowing for the 30 September 2007 final ordinary dividend, the consolidated franking account will be $571 million (30 September 2006: $332 million).

Note 10: Earnings per share

	Consolidated	
	2007	2006
Basic - ordinary (cents)		
- from continuing operations	**219.5**	201.4
- from discontinued operation	-	(1.5)
Diluted - ordinary (cents)		
- from continuing operations	**217.8**	199.9
- from discontinued operation	-	(1.5)
Weighted average number of ordinary shares (basic)		
Issued shares at 1 October	**526,578,573**	520,407,464
Effect of share buy-back	-	(7,102,575)
Effect of shares issued in July 2007	**463,345**	-
Effect of shares issued in December 2006	**1,826,254**	-
Effect of shares issued in July 2006	-	495,782
Effect of shares issued in December 2005	-	3,573,425
Effect of shares issued under Employee Share Plans	**1,282,511**	881,738
Effect of shares issued on conversion of Perpetual Notes	**97,078**	-
Effect of shares issued on conversion of PRYMES	-	6,270,235
Less: Treasury shares	**(331,213)**	(244,574)
Weighted average number of ordinary shares at 30 September	**529,916,548**	524,281,495
Profit attributable to ordinary shareholders (basic) $M		
- continuing operations	**1,190**	1,076
Less: preference share distributions		
SAINTS	**19**	18
SPS	**8**	2
Profit from continuing operations	**1,163**	1,056
Loss from discontinued operation after minority interest	-	(8)
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 September (basic)	**529,916,548**	524,281,495
Effect of PRYMES on issue	-	3,986,374
Effect of SAINTS on issue	**10,143,384**	11,870,846
Effect of SPS on issue	**4,347,165**	1,435,652
Effect of CPS on issue	**7,380,255**	-
Effect of share options on issue	**444,220**	710,663
Weighted average number of ordinary shares (diluted)	**552,231,572**	542,285,030
Profit attributable to ordinary shareholders (diluted) $M		
- continuing operations	**1,163**	1,056
Add: preference share distributions		
Interest on PRYMES	-	8
Dividends on SAINTS	**19**	18
Dividends on SPS	**8**	2
Interest on CPS	**13**	-
Profit from continuing operations	**1,203**	1,084
Loss from discontinued operation after minority interest	-	(8)

Note 16: Provisions for impairment

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Collective provision				
Opening balance	**268**	-	**251**	-
Establishment of provision on transition to AIFRS[1]	-	245	-	234
Net charge for the year	**23**	23	**19**	17
Closing balance	**291**	268	**270**	251
Specific provision				
Opening balance	**31**	69	**31**	61
Write-back of portfolio provisions on transition to AIFRS[1]	-	(35)	-	(35)
Net charge for the year	**155**	121	**139**	110
Recoveries	**20**	16	**17**	14
Bad debt write-offs	**(172)**	(140)	**(159)**	(119)
Closing balance	**34**	31	**28**	31

(1) Adjusted against opening retained earnings at 1 October 2005.

Individually assessed provisions are raised where there is objective evidence of impairment and full recovery of principal is considered doubtful.

The provisions are established based primarily on estimates of the realisable (fair) value of security taken and are measured as the difference between the asset's carrying amount and the present value of the expected future cash flows, discounted at the financial asset's original effective interest rate. Short term balances are not discounted.

All loans and advances that do not have an individually assessed provision are assessed collectively for impairment. The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the balance sheet date. The evaluation process is subject to a series of estimates and judgements.

In the individually assessed credit risk rated segment, the risk rating system, including the age of default and loss given default ratings, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.

In the statistically managed segment the history of defaults and losses, and the size, structure and diversity of portfolios are considered. In addition, management considers overall indicators of portfolio performance, quality and economic conditions. Changes in these estimates could have a direct impact on the level of provision determined.

Note 17: Impaired financial assets

Impaired financial assets are disclosed using the definitions and categories specified by APRA. Impaired financial assets comprise lending assets.

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Impaired loans with specific provisions				
Gross loans	**69**	74	**67**	71
less: specific provisions	**28**	34	**28**	33
	41	40	**39**	38
Impaired loans without specific provisions	**9**	11	**8**	11
Restructured loans without specific provisions	-	1	-	1
Total impaired assets[a]	**50**	52	**47**	50
Interest income received on impaired loans	-	-	-	-
Interest income forgone on impaired loans	**7**	11	**7**	11
Past due balances[b]	**225**	181	**207**	169

(a) These balances consist of commercial impaired assets and other facilities that have been individually provisioned.

(b) These balances consist of retail and commercial loans that are managed on a portfolio basis and are 90 or more consecutive days in arrears.

Note 18: Concentration of credit risk

2007	Assets at fair value through the income statement $M	Derivative assets $M	Available for sale investments $M	Loans and other receivables $M	Bank acceptances $M	Credit commitments and contingent liabilities $M	Total $M
Agriculture, forestry and fishing	-	-	-	962	90	9	1,061
Financial, investment and insurance	9,729	1,224	929	310	314	502	13,008
Government and public authorities	1,405	8	-	29	336	5	1,783
Lease finance	-	-	-	1,112	-	-	1,112
Personal	-	-	-	5,900	26	175	6,101
Manufacturing	7	17	-	707	11,619	-	12,350
Mining	63	-	-	74	-	-	137
Real estate - construction	17	-	-	1,575	255	127	1,974
Real estate - mortgage	-	-	-	70,370	-	1,346	71,716
Other commercial and industrial	118	22	-	9,170	3,703	867	13,880
Total	**11,339**	**1,271**	**929**	**90,209**	**16,343**	**3,031**	**123,122**
Other risk concentrations							
Receivables due from other financial institutions							1,244
Total gross credit risk							**124,366**

2006	Assets at fair value through the income statement $M	Derivative assets $M	Available for sale investments $M	Loans and other receivables $M	Bank acceptances $M	Credit commitments and contingent liabilities $M	Total $M
Agriculture, forestry and fishing	-	2	-	843	338	6	1,189
Financial, investment and insurance	5,599	1,063	1,078	348	260	772	9,120
Government and public authorities	584	-	95	5	518	6	1,208
Lease finance	-	-	-	313	-	-	313
Personal	-	2	-	6,758	294	8	7,062
Manufacturing	-	2	-	485	597	-	1,084
Mining	-	-	-	31	10	-	41
Real estate - construction	9	15	-	1,394	607	130	2,155
Real estate - mortgage	-	-	-	62,391	-	977	63,368
Other commercial and industrial	-	9	368	9,247	9,284	191	19,099
Total	6,192	1,093	1,541	81,815	11,908	2,090	104,639
Other risk concentrations							
Receivables due from other financial institutions							1,182
Total gross credit risk							105,821

Note 19: Investments in controlled entities

	Bank	
	2007 $M	2006 $M
Investment at cost	**2,425**	2,492

Notes to the Financial Statements

For the year ended 30 September 2007

Note 21: Intangible assets

	Consolidated			Bank		
	Goodwill $M	Computer software $M	Total $M	Goodwill $M	Computer software $M	Total $M
Balance at 30 September 2005						
Cost (gross carrying amount)	1,927	364	2,291	1,266	307	1,573
Accumulated amortisation and impairment	(766)	(257)	(1,023)	(504)	(217)	(721)
Net carrying amount	1,161	107	1,268	762	90	852
Year ended 30 September 2006						
Opening balance (net of accumulated amortisation)	1,161	107	1,268	762	90	852
Acquisitions through business combinations	26	-	26	26	-	26
Acquisitions - internally developed	-	44	44	-	35	35
Other acquisitions	-	17	17	-	17	17
Impairment	-	(32)	(32)	-	(32)	(32)
Amortisation[1]	-	(32)	(32)	-	(25)	(25)
Closing balance (net of accumulated amortisation)	1,187	104	1,291	788	85	873
Balance at 30 September 2006						
Cost (gross carrying amount)	1,953	365	2,318	1,292	304	1,596
Accumulated amortisation and impairment	(766)	(261)	(1,027)	(504)	(219)	(723)
Net carrying amount	1,187	104	1,291	788	85	873
Year ended 30 September 2007						
Opening balance (net of accumulated amortisation)	**1,187**	**104**	**1,291**	**788**	**85**	**873**
Acquisitions - internally developed	-	**42**	**42**	-	**35**	**35**
Other acquisitions	-	**22**	**22**	-	**19**	**19**
Disposal on sale	**(1)**	-	**(1)**	-	-	-
Amortisation[1]	-	**(31)**	**(31)**	-	**(24)**	**(24)**
Closing balance (net of accumulated amortisation)	**1,186**	**137**	**1,323**	**788**	**115**	**903**
Balance at 30 September 2007						
Cost (gross carrying amount)	**1,937**	**424**	**2,361**	**1,292**	**355**	**1,647**
Accumulated amortisation and impairment	**(751)**	**(287)**	**(1,038)**	**(504)**	**(240)**	**(744)**
Net carrying amount	**1,186**	**137**	**1,323**	**788**	**115**	**903**

(1) The amortisation of computer software is included within operating expenses in the income statement.

Note 21: Intangible assets continued

Impairment of computer software

No impairment loss has been recognised during the year. In the year ended 30 September 2006, the Bank recognised an impairment loss of $32 million ($22 million after tax) in relation to capitalised computer software. This impairment loss related to computer software and systems which were assessed as obsolete or where the timing of realisation of benefits was uncertain and the value of these benefits was not expected to be fully realised.

Impairment tests for goodwill

Cash Generating Units

Cash generating units have been combined at the segment level for the purposes of impairment testing. The carrying amount of goodwill has been allocated to operating segments as follows:

	Consolidated		Bank	
Goodwill allocations to segments	**Carrying amount 2007 $M**	Carrying amount 2006 $M	**Carrying amount 2007 $M**	Carrying amount 2006 $M
BankSA	**278**	278	**239**	239
Retail Bank	**460**	460	**393**	393
Institutional and Business Banking	**179**	180	**115**	115
Wealth Management	**269**	269	**41**	41
Total	**1,186**	1,187	**788**	788

During the year ended 30 September 2007, the Group determined that there was no impairment of goodwill.

The recoverable amounts for the CGUs have been determined based upon "value in use" calculations. These calculations use cash flow projections based upon financial budgets approved by senior management covering a three year period and are based upon key assumptions in relation to net interest income and fee income. Cash flows beyond the budgeted period have been extrapolated using a GDP growth rate of 3.50%, which are reflective of management's expectations of growth in lending volumes and funds under management where applicable. The discount rates applied to projected cash flows are between 11% to 16%.

The Group has determined that the "value in use" calculations are most sensitive to changes in the assumptions identified above. Sensitivity analysis of these assumptions has been completed to determine whether changes in estimates would materially affect the carrying value of goodwill allocated to each CGU. This analysis has indicated that no material impairment issue is expected to arise from reasonably foreseeable changes in the key assumptions.

Note 22: Deferred tax assets/liabilities

The tax assets have been applied against deferred tax liabilities to the extent they are expected to be realised in the same period, within the same tax paying entity.

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Deferred tax assets				
Loans and other receivables	**6**	18	**-**	3
Other provisions	**57**	56	**52**	51
Property, plant and equipment	**8**	9	**7**	9
Provisions for impairment	**97**	91	**90**	85
Sundry creditors and accruals	**14**	12	**12**	10
Other	**33**	7	**27**	5
Total deferred income tax assets	**215**	193	**188**	163
Deferred tax liabilities				
Financial instruments	**(7)**	(28)	**(8)**	(35)
Loans and other receivables	**85**	168	**60**	141
Property, plant and equipment	**42**	31	**39**	28
Other	**3**	1	**(2)**	3
Total deferred income tax liabilities	**123**	172	**89**	137
Net deferred income tax assets	**92**	21	**99**	26
Deferred tax recognised directly in equity				
Cash flow hedges	**16**	6	**21**	7
Defined benefit plan	**1**	-	**1**	-
	17	6	**22**	7

Note 30: Loan capital

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Tier 1 Capital				
Converting Preference Shares (CPS)	**322**	-	**322**	-
Tier 2 Capital				
USD 150m fixed rate notes due 2007	-	205	-	205
AUD 140m floating rate notes due 2007	-	141	-	141
AUD 160m fixed rate notes due 2007	-	161	-	161
AUD 100m fixed rate notes due 2013 with first call in 2008	**102**	102	**102**	102
AUD 150m floating rate notes due 2013 with first call in 2008	**151**	151	**151**	151
EUR 250m floating rate notes due 2015 with first call in 2010	**403**	425	**403**	425
AUD 225m fixed rate notes due 2016 with first call in 2011	**226**	225	**226**	225
AUD 75m floating rate notes due 2016 with first call in 2011	**76**	76	**76**	76
AUD 200m floating rate notes due 2017 with first call in 2012	**200**	-	**200**	-
CAD 250m fixed rate notes due 2017 with first call in 2012	**289**	-	**289**	-
USD 400m fixed rate notes due 2015	**462**	546	**462**	546
	1,909	2,032	**1,909**	2,032
Total Loan Capital	**2,231**	2,032	**2,231**	2,032

Maturity analysis based on remaining term to maturity at 30 September		
Between 3 months and 12 months	**253**	507
Between 1 year and 5 years	**1,516**	979
After 5 years	**462**	546
	2,231	2,032

Note 31: Bills payable and other liabilities

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Bills payable	**224**	173	**224**	173
Sundry creditors and accruals	**544**	500	**410**	388
	768	673	**634**	561

Notes to the Financial Statements

Note 32: Share capital

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Fully paid ordinary shares[a]	**4,051**	3,878	**4,051**	3,878
Treasury shares	**(10)**	(10)	**-**	-
3,500,000 fully paid SAINTS (2006: 3,500,000)	**345**	345	**345**	345
1,500,000 Step-up preference shares (2006: 1,500,000)	**148**	148	**148**	148
Perpetual notes[b]	**-**	-	**-**	34
General reserve	**15**	15	**15**	15
	4,549	4,376	**4,559**	4,420

	2007 $M	2006 $M	**2007 No. of shares**	2006 No. of shares
Issued and uncalled capital				
Borrowers' shares unpaid	-	-	**2,765**	3,382
Depositors' shares unpaid	-	-	**206,947**	236,981

(a) Movements in ordinary share capital

	2007 $M	2006 $M	**2007 No. of shares**	2006 No. of shares
Opening balance	**3,868**	3,454	**526,247,360**	520,407,464
Buy-back	**-**	(77)	**-**	(11,677,657)
PRYMES conversion	**-**	307	**-**	10,309,170
Perpetual note conversion	**14**	-	**407,280**	-
Issue of shares on 19 December 2006 pursuant to Dividend Reinvestment Plan (DRP) at $32.33 per share	**75**	-	**2,330,709**	-
Issue of shares on 3 July 2007 pursuant to DRP at $35.55 per share	**67**	-	**1,879,122**	-
Issue of shares on 14 December 2005 pursuant to DRP at $28.38	**-**	127	**-**	4,482,131
Issue of shares on 4 July 2006 pursuant to DRP at $28.93	**-**	59	**-**	2,033,263
Issue of shares on exercise of options	**17**	9	**926,990**	513,522
Issue of shares pursuant to Employee Reward Share Plan[1]	**-**	-	**219,878**	241,366
Issue of shares pursuant to Executive Performance Share Plan[1]	**-**	-	**219,756**	269,314
Issue costs	**-**	(1)	**-**	-
Treasury shares	**-**	(10)	**-**	(331,213)
Closing balance	**4,041**	3,868	**532,231,095**	526,247,360

(1) Equity value recognised in equity compensation reserve.

(b) Perpetual Notes

The perpetual notes converted in July 2007 for 407,280 fully paid ordinary shares.

Note 36: Remuneration of auditor

Details of the amounts paid to the auditor of the Bank, KPMG and its related practices, for audit and non-audit related services provided during the year are set out below.

	Consolidated		Bank	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Audit services				
Amounts paid, or due and payable to auditors of the Bank (KPMG) for:				
Audit and review services of consolidated financial statements	**1,622**	1,410	**1,389**	1,091
Audit and review of managed funds activities	**1,917**	1,700	**1,013**	740
Audit services in accordance with regulatory requirements[a]	**1,763**	1,568	**1,763**	1,540
Other assurance services[b]	-	388	-	387
	5,302	5,066	**4,165**	3,758
Other services				
Taxation compliance services in respect of managed funds	**83**	138	**50**	116
Taxation and compliance services in respect of consolidated entities	**809**	465	**761**	391
Other[c]	**74**	269	**74**	269
	966	872	**885**	776
Total remuneration	**6,268**	5,938	**5,050**	4,534

(a) Includes prudential supervision reviews for APRA, Basel II application reviews, audits of securitisation trusts, audit of workers compensation and Australian Financial Services Licences.

(b) Includes assurance services in respect of Australian Equivalents to International Financial Reporting Standards transition services.

(c) Primarily relates to payment for technical advice.

The amounts paid for other services are in accordance with the Group's audit independence policy as outlined in the Corporate Governance Statement. The Board Audit Committee has considered the other services provided by KPMG and is satisfied that the nature of the services and the amount of fees paid are appropriate in terms of maintaining the auditor's independence.

Note 37: Share and option plans

(a) Employee Reward Share Plan (Reward Plan)

The Reward Plan provides eligible employees with up to $1,000 worth of fully paid ordinary Bank shares per annum for nil consideration.

Shares issued under the Reward Plan cannot be sold until three years after allotment or at the time the participant ceases employment with the Group.

The number of shares allocated to each participant is calculated by taking $1,000 divided by the volume weighted average share price (VWAP). The VWAP is based on the share price and trading volumes on the five trading days prior to the allotment date, rounded down to the nearest whole share.

Generally, full-time, part-time, fixed term and casual staff with 12 months or more service with the Group are eligible to participate in the Reward Plan from 1 October of each relevant year, provided they are still employed by the Group on the relevant allotment date, being December of the following year.

Allotments under the Reward Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff prior to the commencement of each financial year.

The performance targets in the 30 September 2006 year were as follows:

Subject to Board discretion:

(1) Cash EPS (which is defined as profit after tax, preference dividends and minority interests before goodwill, significant items, hedging and non-trading derivatives) equals or exceeds the EPS of the previous year by 10% or more, then 60% of the shares will be granted; and

(2) Customer service: Obtaining an overall Group Customer Satisfaction rating of at least 78%, then 40% of the shares will be granted.

Shares granted under the Reward Plan are recognised as an expense in the Group's income statement over the 12 month period commencing on 1 October each year. The expense for the 30 September 2007 financial year was $6 million (30 September 2006: $6 million). In November 2006, 219,878 (November 2005: 241,366) shares were issued in relation to the Reward Plan. A total of 7,582 (November 2005: 7,099) staff participated in this offer, with each participant receiving 29 (November 2005: 34) fully paid ordinary shares based on the offer amount of $1,000 for nil consideration. The shares had a market value of $33.89 per share at the allotment date.

Note 37: Share and option plans continued

(b) Employee Share Purchase Plan (Purchase Plan)

All permanent employees, including Non-Executive Directors are eligible to participate in the Purchase Plan. Participants are given the opportunity during the year to nominate an amount of their pre-tax remuneration to purchase fully paid ordinary shares in the Bank. Participants may nominate up to 20% of their Total Employment Cost (if they have continuous service of at least one year at any relevant share acquisition date) and 100% of their Short Term Incentive Opportunity (less any compulsory superannuation) towards the purchase of shares. Shares are acquired on market. Brokerage is subsidised by the Bank. Participants may elect to acquire shares under the Purchase Plan as unrestricted, restricted for 4 years or restricted for 10 years. Where the shares are restricted, they may not be sold or transferred until the period of restriction is lifted or at the time the participant ceases employment with the Group. Shares purchased under this Plan are expensed in the Group's income statement.

Details of ordinary shares allocated under the Purchase Plan are as follows:

Date of allocation	Number of ordinary shares allocated	Number of employees participating	Average purchase price of shares acquired $
2007 year			
24 November 2006	**103,710**	**257**	**33.76**
18 May 2007	**10,259**	**75**	**36.90**
Total	**113,969**	**332**	
2006 year			
25 November 2005	140,831	234	29.25
26 May 2006	18,708	83	29.67
Total	159,539	317	

(c) Executive Performance Share Plan (Performance Plan)

In accordance with the rules of the Performance Plan and as approved by shareholders, share allocations may occur by either allotment or by purchase on market. The Board will determine the most appropriate basis of allocation. The Managing Director, Group Executives and other Senior Executives are eligible to be invited to participate in the Performance Plan. Awards granted to the Managing Director, the Group Executive and other Senior Executives are satisfied under this plan.

The fair value of awards granted under the Performance Plan is recognised as an expense in the Group's income statement over the vesting period of the awards. The fair value is discounted for estimated forfeitures. The fair value is determined on the following bases:

(1) Shares issued or shares purchased on market on satisfaction of non-market related performance hurdles - prevailing market price at grant date for grants before 1 October 2005. For grants after this date, the fair value has been discounted for the present value of dividends paid by the Bank during the vesting period when they are not received by the participant.

(2) Shares purchased or shares issued on satisfaction of market related performance hurdles - the fair value has been determined using the binomial method at the grant date.

Awards granted to participants are issued or transferred at the end of the relevant vesting period subject to satisfying applicable performance hurdles (refer Remuneration Report). As at 30 September 2007, there were 85 (30 September 2006: 79) participants in the Performance Plan. Awards are granted for no consideration at prevailing market prices.

Awards granted prior to 7 November 2002 and/or those awards that vested before 1 January 2005, have not been expensed in accordance with the transitional provisions of AASB 1. The expense recognised during the year in respect of the Performance Plan was $4 million (30 September 2006: $5 million).

For awards granted on 1 October 2003, 1 October 2004, 1 October 2005 and 1 October 2006, shares will be issued to participants upon satisfaction of applicable performance hurdles (refer Remuneration Report).

For awards granted on 1 October 2005, shares have been purchased on market and are held in trust until applicable performance hurdles have been satisfied. For awards after 1 October 2005, shares will be issued by the Bank.

Note 38: Average balances and related interest

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the Group for the years indicated. Averages are month-end averages, which are not materially different from daily averages and have not been adjusted to exclude the impact of discontinued operations.

	2007			2006		
	Average balance $M	**Interest $M**	**Average rate %**	Average balance $M	Interest $M	Average rate %
Interest earning assets						
Cash and liquid assets	**1,078**	**52**	**4.82**	885	38	4.29
Receivables due from other financial institutions	**1,489**	**82**	**5.51**	1,255	61	4.86
Assets at fair value	**7,999**	**491**	**6.14**	6,814	380	5.58
Loans and other receivables	**98,285**	**7,578**	**7.71**	86,529	6,335	7.32
Total interest earning assets	**108,851**	**8,203**	**7.54**	95,483	6,814	7.14
Non interest earning assets						
Bills receivables	**23**			14		
Property, plant and equipment	**333**			434		
Other assets	**4,805**			3,846		
Provision for doubtful debts	**(323)**			(280)		
Total non interest earning assets	**4,838**			4,014		
Total assets	**113,689**			99,497		
Interest bearing liabilities						
Retail funding	**43,724**	**2,088**	**4.78**	40,187	1,779	4.43
Other deposits	**17,200**	**1,151**	**6.69**	14,670	882	6.01
Payables due to other financial institutions	**509**	**26**	**5.11**	449	19	4.23
Domestic borrowings	**13,294**	**902**	**6.79**	10,857	671	6.18
Offshore borrowings[1]	**30,107**	**1,843**	**6.12**	25,989	1,448	5.57
Total interest bearing liabilities	**104,834**	**6,010**	**5.73**	92,152	4,799	5.21
Non interest bearing liabilities						
Bills payable	**193**			199		
Other non interest bearing liabilities	**3,153**			2,262		
Total non interest bearing liabilities	**3,346**			2,461		
Total liabilities	**108,180**			94,613		
Shareholders' equity[2]	**5,509**			4,884		
Total liabilities and shareholders' equity	**113,689**			99,497		
Interest spread[3]			**1.81%**			1.93%
Interest margin[4]			**2.01%**			2.11%

(1) Includes foreign exchange swap costs.

(2) Basic weighted average number of ordinary shares outstanding for the year were 529.9 million (30 September 2006: 524.3 million).

(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.

(4) Interest margin represents net interest income as a percentage of average interest earning assets.

Note 38: Average balances and related interest continued

Volume and rate analysis

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2007 and 30 September 2006. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2007 over 2006			2006 over 2005		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest earning assets						
Cash and liquid assets	**9**	**5**	**14**	-	1	1
Receivables due from other financial institutions	**13**	**8**	**21**	15	6	21
Assets at fair value	**73**	**38**	**111**	(66)	19	(47)
Loans and other receivables	**906**	**337**	**1,243**	1,292	42	1,334
Change in interest income	**1,001**	**388**	**1,389**	1,241	68	1,309
Interest bearing liabilities						
Retail funding	**169**	**140**	**309**	170	96	266
Other deposits	**169**	**100**	**269**	334	4	338
Payables due to other financial institutions	**3**	**4**	**7**	(12)	-	(12)
Domestic borrowings	**165**	**66**	**231**	187	22	209
Offshore borrowings	**252**	**143**	**395**	282	12	294
Change in interest expense	**758**	**453**	**1,211**	961	134	1,095
Change in net interest income	**243**	**(65)**	**178**	280	(66)	214

Note 39: Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) - responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet Banking.
- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting.
- BankSA (BSA) - responsible for providing retail banking, business banking and private banking services to customers in South Australia and Northern Territory. These services have extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.
- Wealth Management (WM) - responsible for providing superannuation and wealth management administration platforms, investment management, dealer group services, margin lending, private banking services and general and life insurance.

Notes to the Financial Statements

Note 40: Deed of cross guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and Directors' reports.

It is a condition of the Class Order that the Bank and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Bank guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Bank will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Bank is wound up.

The subsidiaries subject to the Deed are:

- St.George Financial Services Limited
- Advance Leasing Limited
- Canberra Advance Property Limited
- Crusade Management Limited

A consolidated income statement and consolidated balance sheet, comprising the Bank and controlled entities, which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 September is set out below:

	Consolidated	
Summarised income statement and retained profits	**2007 $M**	2006 $M
Profit before tax	**1,503**	1,540
Income tax expense	**(403)**	(370)
Profit after tax	**1,100**	1,170
Retained profits at the beginning of the year	**828**	844
Adjustment to retained profits on transition to AIFRS (net of tax)	**-**	(128)
Actuarial gains and losses from defined benefit superannuation plan	**2**	-
Transfer to reserve	**(36)**	(62)
Reduction in retained profits on share buy-back	**-**	(224)
Dividends recognised during the year	**(868)**	(772)
Retained profits at the end of the year	**1,026**	828

Note 40: Deed of cross guarantee continued

Balance sheet

As at 30 September	Consolidated 2007 $M	Consolidated 2006 $M
Assets		
Cash and liquid assets	**2,081**	1,077
Receivables due from other financial institutions	**625**	510
Assets at fair value through the Income Statement	**11,475**	6,617
Derivative assets	**1,158**	916
Available for sale investments	**1**	1
Loans and other receivables	**65,878**	58,901
Bank acceptances of customers	**16,343**	11,908
Investment in controlled entities	**1,552**	1,619
Amounts receivable from controlled entities	**4,710**	3,925
Investments in associated companies	**25**	24
Property, plant and equipment	**327**	316
Intangible assets	**1,069**	1,039
Deferred tax assets	**221**	174
Other assets	**813**	744
Total Assets	**106,278**	87,771
Liabilities		
Deposits and other borrowings	**70,476**	53,435
Payables due to other financial institutions	**1,013**	401
Derivative liabilities	**1,993**	737
Bank acceptances	**6,348**	7,287
Provision for dividends	**2**	3
Amounts payable to controlled entities	**414**	980
Current tax liabilities	**90**	140
Deferred tax liabilities	**89**	137
Other provisions	**108**	115
Bonds and notes	**17,024**	16,526
Loan capital	**2,231**	2,032
Bills payable and other liabilities	**634**	561
Total Liabilities	**100,422**	82,354
Net Assets	**5,856**	5,417
Shareholders' Equity		
Share capital	**4,559**	4,420
Reserves	**271**	169
Retained profits	**1,026**	828
Total Shareholders' Equity	**5,856**	5,417

Note 41: Commitments

	Consolidated 2007 $M	Consolidated 2006 $M	Bank 2007 $M	Bank 2006 $M
(1) Capital commitments				
Less than one year	**14**	16	**14**	16
(2) Non-cumulative operating leases expiring				
Less than one year	**84**	78	**79**	74
Between one and five years	**220**	198	**202**	186
More than five years	**156**	159	**151**	153
	460	435	**432**	413

The Group leases a number of commercial buildings and computer hardware under operating leases. The lease terms typically run for a period of five years for buildings and three years for computer hardware.

Note 42: Contingent liabilities, assets and commitments

The Group has a variety of contingent liabilities arising from transactions including endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit. The notional amounts of contingent liabilities represent the maximum credit risk. The credit equivalent represents the maximum or total potential loss if the counterparty were to default, determined in accordance with APRA's risk weighted capital adequacy guidelines.

Contingent liabilities and commitments exist in respect of:

	CONSOLIDATED				BANK			
	Face Value		Credit Equivalent Amount		Face Value		Credit Equivalent Amount	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Contingent liabilities								
Bills endorsements	**488**	350	**488**	350	**488**	350	**488**	350
Guarantees	**810**	538	**810**	538	**810**	538	**810**	538
Documentary letters of credit	**329**	173	**225**	138	**329**	164	**225**	128
Documentary letters of credit - controlled entities	-	-	-	-	-	23	-	23
Performance related items	**20**	15	**10**	8	**20**	15	**10**	8
Commitments								
Undrawn credit facilities	**23,576**	19,301	**1,498**	1,056	**23,576**	19,018	**1,498**	1,056
Undrawn credit facilities - controlled entities	-	-	-	-	**131**	219	-	-
Total credit risk related instruments	**25,223**	20,377	**3,031**	2,090	**25,354**	20,327	**3,031**	2,103

Contingent liabilities exist in respect of claims and potential claims against entities in the Group. Where necessary, appropriate provisions have been made in the financial statements. Information regarding the Bank's dispute with the Australian Taxation Office over deductions claimed on the Group's depositary capital securities is contained in Note 6.

The credit risk related contingent liabilities of $25,223 million (30 September 2006: $20,377 million) also represent contingent assets of the Group. These commitments to provide credit may in the normal course convert to loans and other receivables.

The Bank is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities, in accordance with the regulations and procedures of the following clearing systems of the Australian Payments Clearing Association Limited: The Australian Paper Clearing System ("Clearing Stream 1"), the Bulk Electronic Clearing System ("Clearing Stream 2"), The Consumer Electronic Clearing System ("Clearing Stream 3") and the High Value Clearing System ("Clearing Stream 4", only if operating in "bypass mode"). This credit risk exposure is unquantifiable in advance, but is well understood, and is extinguished upon settlement at 9am each business day.

Service contracts have been entered into with the Managing Director and Group Executives. The maximum contingent liability for termination benefits under these employment contracts that has not been provided for in the financial statements is $7 million (30 September 2006: $14 million).

Note 43: Liability for defined benefit fund obligation

The Group makes contributions to multiple superannuation funds in accordance with "Superannuation Choice of Fund", including the employer sponsored fund which has two defined benefit sections with 190 members in total. No new members are accepted into these defined benefit sections. All employees who are members of these defined benefit sections are entitled to benefits on retirement, disability or death. The defined benefit sections guarantee lump sum benefits based on years of service and final average salary. The defined contribution section of the fund receives fixed contributions from the Bank and certain controlled entities, and the Group's legal or constructive obligation is limited to these contributions.

The following sets out details in respect of the defined benefit section only.

	Consolidated		Bank	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Present value of defined benefit obligation	**59**	56	**59**	56
Fair value of plan assets	**58**	51	**58**	51
Deficit in the plan	**1**	5	**1**	5

Note 44: Financial risk management

The Group in its daily operations is exposed to a range of risks including credit risk, liquidity risk and market risk. These risks are managed through specialised committees responsible for policy setting and monitoring and analysing risk.

Credit risk

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations. This risk is inherent in the Group's lending activities, as well as transactions involving derivatives and foreign exchange. Credit risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the Group.

Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies and guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management Unit, which manages large impaired assets with the aim of achieving the optimum result from such assets.

Through its credit inspection function, Group Credit tests internal controls and adherence to credit policies and procedures which are standard throughout the Group and contained in credit manuals administered by Group Credit.

The Group applies standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies for commercial lending are set at the transaction level and will drive pricing.

The quantification of credit risk is performed by analytical tools and models, which provide estimates of Probability of Default, Loss Given Default and Exposure at Default across retail and commercial exposures. The outputs of the models provide input to expected and unexpected loss calculations, levels of collective provisions, Basel II regulatory capital calculations, Economic Capital estimates and a variety of operational credit decisions. The Portfolio Management Unit within Group Credit oversees the development and monitoring of the models and adherence to policy.

St.George manages concentration risk through a set of limits and associated policies which control lending to industry segments, individual large exposures, geographic areas, risk grades and products. The objective is to ensure that no single exposure or set of exposures is large enough to threaten the on-going viability of the Bank. The management of concentration risk forms a key component of the overall Risk Appetite of the Bank.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $50 million.

Liquidity risk

Liquidity risk refers to the inability to meet financial commitments when they fall due and arises from mismatches in the cash flows from financial transactions. Liquidity is managed to policies and strategies determined by the Bank's Asset and Liability Committee (ALCO).

These include:

- maintaining a core of high-quality and readily liquefiable securities;
- sourcing the majority of funds from the retail sector and committed medium-term wholesale facilities;
- maintaining a diversified used funding capacity in wholesale and retail markets; and
- monitoring liquidity flows while quickly identifying any anomalies.

Market risk

(a) Funding risk

Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or availability.

To minimise funding risk, the Group raises wholesale funds from well-diversified sources encompassing both international and domestic capital markets.

Note 44: Financial risk management continued

Market risk continued

(b) Interest rate risk
Interest rate risk arises from a variety of sources including mismatches between the re-pricing periods of assets and liabilities. Movements in interest rates can affect earnings and the value of the Group. Interest rate risk management policy aims to minimise fluctuations in earnings over time from volatility in movements in interest rates while maximising shareholder value.

(i) Interest rate risk in non-trading activities
Interest rate risk in non-trading activities is the risk of loss in earnings or in the economic value of St.George's non-trading activities as a consequence of movements in interest rates. There are four components of interest rate risk for non-traded activities: repricing, yield curve, basis and optionality.

Interest Rate Risk is monitored on an earnings and a valuation approach by the Bank's Balance Sheet Risk Management unit to ensure that aggregate exposure to interest rate risk is managed within policy guidelines with defined limits commensurate with the Bank's "risk appetite" and strategic objectives set by ALCO and overviewed by the Board Risk Management Committee.

The Bank's non-traded interest rate risk measurement system integrates risk parameters, product design, pricing policies and forecasts of the balance sheet and yield curve. Key modelling assumptions are regularly reviewed to take into account of both historical relationships and the current market environment.

(ii) Market risk from trading activities
Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates and interest rates. Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the market risk framework includes applying stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

The Group uses Monte Carlo simulation to calculate VaR. This model takes into account relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total risk taken and by trading unit for the years ended 30 September 2007 and 30 September 2006.

	2007		2006	
For the year ended 30 September ($'000)	**High**	**Average**	High	Average
Foreign exchange VaR	**694**	**213**	744	294
Domestic VaR	**1,359**	**515**	1,582	596
Total room risk	**1,308**	**556**	1,546	660

Note: The table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day holding period using end of day trading positions.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. This process includes hypothetical profit and loss, which holds the portfolio constant, thereby excluding any intraday trading activity.

Capital Management
The Group holds capital to underpin its financial soundness. Capital is managed with regard to expectations of shareholders, the requirements of APRA and to maintain credit ratings commensurate with the nature of the Group's business.

Management has developed and employed systems and processes to identify and measure risks to ensure that the Group is appropriately capitalised. In managing its capital, the Group is committed to increasing the internal generation of capital commensurate with the increased business risks that are inherent in growing its business.

APRA requires the Group to maintain a minimum capital adequacy ratio of 7.0% for Tier 1 capital and 10.0% for Total capital. APRA have granted the Group a temporary reduction in its Tier 1 minimum capital adequacy ratio to 6.50% until it assesses in the 2008 year the implications of the Group's transition to Basel II. The Group aims to maintain and, where feasible, raise its credit rating. To achieve this objective, the Group aims to maintain a Standard & Poor's capital ratio above required minimums. On this basis, the Group targets an Adjusted Common Equity (ACE) Ratio of between 4.5 - 5.0%.

Note 45: Interest rate risk

The Group's objectives and policies in relation to the management of interest rate risk arising from financial instruments are set out in Note 44.

Interest rate risk arises from a variety of sources including mismatches between the repricing period of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of the Group.

The "gap position" between when assets, liabilities and derivative instruments are contractually due to reprice represents one measure of the Group's interest rate risk position. The table below provides the repricing profiles of the Group's assets and liabilities and the resulting gap position at 30 September, based upon allocation of assets and liabilities to time periods by reference to the earlier of the next contractual interest rate repricing date and the maturity date. The Group does not use the repricing information in the way presented in this table to manage interest rate risk, as the contractual repricing gap position does not reflect the Group's anticipated repricing gap position.

The amounts shown in the table represent the carrying amount of the Group's assets and liabilities. The interest rate shown is the effective interest rate or weighted average effective interest rate in respect of each class of asset and liability. For floating rate instruments, it is the current market rate and for fixed rate instruments it is the historical rate.

As at 30 September 2007	Within 1 month $M	1 to 3 months $M	3 to 12 months $M	1 to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M	Weighted average effective interest rate %
Assets								
Cash and liquid assets	2,081	-	-	-	-	-	2,081	5.63
Receivables due from other financial institutions	1,244	-	-	-	-	-	1,244	6.37
Assets at fair value through the income statement	3,332	4,041	3,528	129	93	216	11,339	6.69
Derivative assets	-	-	-	-	-	1,271	1,271	-
Available for sale investments	-	890	-	-	-	39	929	6.78
Loans and other receivables	61,502	1,185	5,673	21,423	392	(291)	89,884	7.67
Bank acceptances of customers	13,773	2,303	267	-	-	-	16,343	7.84
Other assets	-	-	-	-	-	2,709	2,709	-
Total Assets	81,932	8,419	9,468	21,552	485	3,944	125,800	7.31
Liabilities								
Deposits and other borrowings	45,215	13,537	10,707	1,332	12	-	70,803	5.29
Payables due to other financial institutions	1,009	4	-	-	-	-	1,013	6.51
Derivative liabilities	-	-	-	-	-	3,440	3,440	-
Bank acceptances	4,844	1,367	137	-	-	-	6,348	6.85
Bonds and notes	12,769	19,851	1,178	1,173	-	-	34,971	6.91
Loan capital	77	1,076	102	514	462	-	2,231	6.59
Other liabilities	-	-	-	-	-	1,110	1,110	-
Total Liabilities	63,914	35,835	12,124	3,019	474	4,550	119,916	5.68
Net Assets	18,018	(27,416)	(2,656)	18,533	11	(606)	5,884	
Total Shareholders' Equity						5,884	5,884	
Off-balance sheet items affecting interest rate sensitivity	2,731	(2,841)	8,887	(8,994)	217	-	-	
Net mismatch	20,749	(30,257)	6,231	9,539	228	(6,490)	-	
Cumulative mismatch	20,749	(9,508)	(3,277)	6,262	6,490	-		

Note 45: Interest rate risk continued

As at 30 September 2006	Within 1 month $M	1 to 3 months $M	3 to 12 months $M	1 to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M	Weighted average effective interest rate %
Assets								
Cash and liquid assets	1,081	-	-	-	-	-	1,081	4.79
Receivables due from other financial institutions	1,106	6	70	-	-	-	1,182	5.47
Assets at fair value through the income statement	3,327	1,694	1,015	60	-	96	6,192	6.04
Derivative assets	-	-	-	-	-	1,093	1,093	-
Available for sale investments	136	1,228	-	-	-	177	1,541	5.52
Loans and other receivables	59,937	767	3,297	17,582	232	(299)	81,516	7.67
Bank acceptances of customers	10,156	1,583	169	-	-	-	11,908	7.34
Other assets	-	-	-	-	-	2,489	2,489	-
Total Assets	75,743	5,278	4,551	17,642	232	3,556	107,002	7.20
Liabilities								
Deposits and other borrowings	37,550	8,623	6,819	1,627	14	-	54,633	4.90
Payables due to other financial institutions	400	1	-	-	-	-	401	5.98
Liabilities at fair value through the income statement	-	390	-	-	-	-	390	7.68
Derivative liabilities	-	-	-	-	-	1,190	1,190	-
Bank acceptances	5,998	1,153	136	-	-	-	7,287	6.14
Bonds and notes	14,711	18,706	707	469	-	-	34,593	6.39
Loan capital	76	717	366	327	546	-	2,032	6.58
Other liabilities	-	-	-	-	-	1,133	1,133	-
Total Liabilities	58,735	29,590	8,028	2,423	560	2,323	101,659	5.44
Net Assets	17,008	(24,312)	(3,477)	15,219	(328)	1,233	5,343	
Total Shareholders' Equity						5,343	5,343	
Off-balance sheet items affecting interest rate sensitivity	(4,852)	8,120	940	(4,704)	496	-	-	
Net mismatch	12,156	(16,192)	(2,537)	10,515	168	(4,110)	-	
Cumulative mismatch	12,156	(4,036)	(6,573)	3,942	4,110	-		

Note 46: Derivatives

Definition

A derivative is a financial instrument that provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. Derivatives are carried at fair value and shown in the balance sheet as assets and liabilities. Derivative assets and liabilities on different transactions are only set-off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.

Common derivatives used by the Group are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

Swaps

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

Options

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium upfront to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

Note 46: Derivatives continued

Definition continued

Futures
A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price. Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

Forwards
A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

Objectives for Holding Derivative Instruments
The consolidated entity makes use of the derivatives market both for trading purposes and to manage balance sheet risk.

Trading
Derivatives held for trading include those used in proprietary trading activities and servicing selected client needs, and those instruments that are used for risk management purposes but which for various reasons do not meet the criteria for the application of hedge accounting. Gains and losses from changes in the fair value of "trading derivatives" are reported in "trading income" and those relating to "non-qualifying" hedging derivatives are reported in "non-trading derivatives". Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current fair value, which represents a small portion of the notional amount.

Hedging
Derivatives provide protection to income streams in a volatile financial environment. Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with changes in foreign exchange, interest or other market rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk.

The Group's objective when entering the derivative market for asset and liability management purposes is to protect future income streams in light of uncertain economic variables. The core operations of the Group are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

The accounting treatment of hedging derivatives varies according to whether they are fair value or cash flow hedges.

Fair value hedges principally consist of cross currency interest rate swaps used to protect against changes in the fair value of foreign denominated debt issues. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged item that are attributable to the hedged risk.

Cash flow hedges principally consist of interest rate swaps used to protect against the variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be refunded or invested in the future.

The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial asset and liability on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. This represents the amount by which the changes in the fair value of the expected cash flow of the derivative differ from the fair value of the changes (or expected changes) in the cash flow of the hedged item.

Amounts from the cash flow hedge reserve are transferred to the income statement when the cash flows on the hedged item are recognised in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the remaining term of the original hedge. Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in the income statement.

Strategies for Achieving Objectives of Holding Derivative Instruments
The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk. In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency derivatives are employed.

For all activities, the Group monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected balance sheet. The Group also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO, which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required). Where an on-balance sheet solution cannot be employed to position the balance sheet effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the Group for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the Group's overall risk management policies.

Note 46: Derivatives continued

The following table provides an overview of the Group's exchange rate and interest rate derivatives as at 30 September.

	Consolidated 2007				Consolidated 2006			
	Notional	← Fair value →			Notional	← Fair value →		
$M	amount	Assets	Liabilities	Net	amount	Assets	Liabilities	Net
Derivatives held for trading								
Futures	**6,950**	**-**	**-**	**-**	15,058	2	(1)	1
Forward rate agreements	**29,469**	**3**	**(1)**	**2**	57,300	10	(2)	8
Interest rate swaps	**71,827**	**382**	**(356)**	**26**	68,055	247	(257)	(10)
Interest rate options	**537**	**3**	**(10)**	**(7)**	661	1	(1)	-
Foreign exchange	**23,048**	**410**	**(687)**	**(277)**	18,131	175	(121)	54
Cross currency swaps	**2,323**	**102**	**(171)**	**(69)**	3,509	59	(43)	16
Foreign exchange options	**2,388**	**27**	**(27)**	**-**	3,573	13	(11)	2
	136,542	**927**	**(1,252)**	**(325)**	166,287	507	(436)	71
Derivatives held for cash flow hedging								
Interest rate swaps	**29,353**	**236**	**(78)**	**158**	15,657	62	(40)	22
	29,353	**236**	**(78)**	**158**	15,657	62	(40)	22
Derivatives held for fair value hedging								
Interest rate swaps	**1,556**	**5**	**(14)**	**(9)**	1,397	8	(20)	(12)
Cross currency swaps	**22,899**	**103**	**(2,096)**	**(1,993)**	27,463	516	(694)	(178)
	24,455	**108**	**(2,110)**	**(2,002)**	28,860	524	(714)	(190)
Total derivatives	**190,350**	**1,271**	**(3,440)**	**(2,169)**	210,804	1,093	(1,190)	(97)

The notional amounts for derivatives do not represent assets or liabilities on the balance sheet, but represent the basis for calculating net amounts from underlying reference rates. The Group's exposure to counterparty risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in the market value of contracts being settled on a daily basis with the clearing house.

As the Group's primary reason for holding derivatives is for balance sheet hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality. The Group's credit policy and procedures ensure that exposures to counterparty risks are constantly monitored, thereby limiting credit risk concentration to any individual counterparty through risk limits approved by the Board.

Note 47: Fair values of financial instruments

The following disclosures provide an analysis of the fair value of financial instruments not measured at fair value in the balance sheet. The fair values provided are stated at a specific date and may be significantly different to amounts paid or received on maturity of the financial instruments. As a result, the fair value shown does not reflect the value of these financial instruments to the Group on a going concern basis.

Fair value represents the amount for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties. The value of the Group's relationship with customers together with non-financial instruments is not included in the disclosure below.

Quoted market prices are used as the measure of net fair value. Where quoted market prices are not available, fair values are based on valuation techniques based upon observable market data. The fair value of short-term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of fair value are subjective and involve the exercise of judgement. Changes in assumptions used could have a material impact on the amounts disclosed. As a result, it is difficult to make reasonable comparisons of the Group to other financial institutions due to the wide range of valuation techniques and numerous estimates that must be made.

Note 47: Fair values of financial instruments continued

	Carrying value		Fair value	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Financial assets				
Cash and liquid assets	**2,081**	1,081	**2,081**	1,081
Receivables due from other financial institutions	**1,244**	1,182	**1,244**	1,182
Loans and other receivables	**89,884**	81,516	**89,692**	81,506
Bank acceptances of customers	**16,343**	11,908	**16,343**	11,908
Financial liabilities				
Deposits and other borrowings	**70,803**	54,633	**70,788**	54,627
Payables due to other financial institutions	**1,013**	401	**1,013**	401
Bank acceptances	**6,348**	7,287	**6,348**	7,287
Bonds and notes	**34,971**	34,593	**34,973**	34,566
Loan capital	**2,231**	2,032	**2,232**	2,023

Cash and liquid assets, receivables from other financial institutions and bank acceptances of customers
The carrying value of cash and liquid assets, receivables due from other financial institutions and bank acceptances of customers approximate their fair value as they are short term in nature or are receivable on demand.

Loans and other receivables
The carrying value of loans and other receivables is net of specific and collective provisions for doubtful debts and unearned income. For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of fair value. The fair value of fixed rate loans was calculated by discounting the expected future cash flows using current market rates.

For impaired assets the fair value is calculated by discounting expected future cash flows over the time period they are expected to be recovered.

Deposits and other borrowings
The fair value of at call and variable rate deposits is the carrying value at 30 September. For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate fair values.

Payables due to other financial institutions
The carrying value of balances due to other financial institutions is considered to approximate their fair value.

Bonds and notes and loan capital
The fair value of bonds and notes and loan capital was calculated based on quoted market prices at 30 September. Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

Note 48: Related Parties

Key Management Personnel
The following were key management personnel of the St.George Bank Group at any time during the financial year and unless otherwise indicated were key management personnel for the entire period.

Executive Director

G P Kelly	Chief Executive Officer and Managing Director (Resigned 24 August 2007)

Non-Executive Directors

J M Thame	Chairman
J S Curtis	
T J Davis	
R A F England	
P J O Hawkins	(appointed 24 April 2007)
R Holliday-Smith	(appointed 27 February 2007)
P D R Isherwood AO	
L B Nicholls AO	
G J Reaney	

Executives

P Fegan	Group Executive – Wealth Management and Retail Financial Services (appointed acting Chief Executive Officer on 16 August 2007)
G Bartlett	Group Executive – Institutional and Business Banking
M Cameron	Chief Financial Officer (appointed 16 July 2007)
R Chapman	Managing Director BankSA
P Clare	Group Executive – Technology and Operations
D Gall	Group Executive – Retail Business (ceased to be a direct report to the Managing Director from 16 July 2007)
J Loebenstein	Group Executive – Information Technology (retired from the Group Executive from 2 April 2007)
S McKerihan	Chief Financial Officer (resigned 13 July 2007)
B Wright	Group Executive – Human Resources

Note 48: Related Parties continued

Equity Instrument Disclosures Relating to Key Management Personnel

(i) Options and Awards provided as remuneration and shares issued on exercise of such options and awards

Details of options and awards provided as remuneration and shares issued on the exercise of such options and awards, together with their terms and conditions, can be found in the Remuneration Report.

(ii) Option holdings of key management personnel and their related parties

All options refer to options over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Executive Option Plan.

The following tables set out the movement during the financial year in the number of options over ordinary shares in the Bank held directly, indirectly or beneficially, by each key management person, including their related parties.

For the year ended 30 September 2007

Name	Number of options held at 1 Oct 2006	Options granted as compensation in the current financial year	Options exercised during the current financial year	Other changes	Number of options held at 30 Sept 2007[e]	Number of options vested in the current financial year	Number of options vested and exercisable at 30 Sept 2007[e]
Former Executive Director							
G P Kelly[a]	**1,000,000**	-	**(625,000)**	**(375,000)**	-	**125,000**	-
Executives							
G Bartlett	**169,523**	**75,046**	**(56,548)**	-	**188,021**	**71,111**	**51,837**
M Cameron	-	**19,949**	-	-	**19,949**	-	-
R Chapman	**177,609**	**26,803**	**(61,881)**	-	**142,531**	**53,988**	**66,580**
P Clare	**315,399**	**57,535**	**(72,105)**	-	**300,829**	**83,826**	**160,417**
P Fegan	**171,042**	**37,524**	-	-	**208,566**	**69,096**	**106,148**
B Wright	**191,692**	**43,777**	**(23,128)**	-	**212,341**	**66,286**	**101,184**
Former							
D Gall[b]	**115,676**	**53,604**	**(15,786)**	**(153,494)**	-	**41,676**	-
J Loebenstein[c]	**92,460**	**21,443**	-	**(113,903)**	-	**34,046**	-
S McKerihan[d]	**174,101**	**37,524**	**(72,542)**	**(139,083)**	-	**9,362**	-

(a) Mrs Kelly resigned on 24 August 2007 and forfeited 250,000 options.

(b) Mr Gall ceased to be a direct report to the Managing Director from 16 July 2007.

(c) Mr Loebenstein retired from the Group Executive from 2 April 2007 and forfeited 49,353 options.

(d) Mr McKerihan resigned on 13 July 2007 and forfeited 139,083 options.

(e) Does not include options held by executives who ceased to be a KMP during the year.

For the year ended 30 September 2006

Name	Number of options held at 1 Oct 2005	Options granted as compensation in the current financial year	Options exercised during the current financial year	Other changes	Number of options held at 30 Sept 2006	Number of options vested in the current financial year	Number of options vested and exercisable at 30 Sept 2006
Executive Director							
G P Kelly	1,250,000	-	(250,000)	-	1,000,000	625,000	625,000
Executives							
G Bartlett	197,111	38,428	(66,016)	-	169,523	84,016	37,274
R Chapman	185,643	32,024	(40,058)	-	177,609	81,910	74,473
P Clare	255,621	59,778	-	-	315,399	109,242	148,696
P Fegan	186,356	44,834	(60,148)	-	171,042	82,148	37,052
D Gall	47,358	68,318	-	-	115,676	15,786	15,786
J Loebenstein	91,892	25,620	(25,052)	-	92,460	43,220	24,336
S McKerihan	161,457	44,834	(32,190)	-	174,101	69,914	63,181
B Wright	179,444	52,306	(40,058)	-	191,692	86,520	58,026

No options held by key management personnel are vested but not exercisable at 30 September 2006 or 2007.

Note 48: Related Parties continued

Equity Instrument Disclosures Relating to Key Management Personnel continued

(iii) Awards held by key management personnel and their related parties

All awards refer to rights over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Performance Plan or Reward Plan.

The following tables set out the movement during the financial year in the number of rights over ordinary shares of the Bank, held directly, indirectly or beneficially, by each key management person, including their related parties.

For the year ended 30 September 2007

Name	Number of awards held at 1 Oct 2006	Awards granted as compensation in the current financial year	Awards exercised during the current financial year	Other changes	Number of awards held at 30 Sept 2007[e]	Number of awards vested in the current financial year	Number of awards vested and exercisable at 30 Sept 2007[e]
Former Executive Director							
G P Kelly[a]	**57,600**	**12,639**	**(14,400)**	**(55,839)**	-	**14,400**	-
Executives							
G Bartlett	**25,696**	**11,065**	**(6,708)**	-	**30,053**	**9,207**	**8,258**
M Cameron	-	**118,158**	-	-	**118,158**	-	-
R Chapman	**15,017**	**9,884**	**(3,752)**	-	**21,149**	**5,235**	**4,605**
P Clare	**9,586**	**8,355**	**(2,999)**	-	**14,942**	**3,715**	**2,950**
P Fegan	**33,190**	**19,983**	**(9,293)**	-	**43,880**	**12,209**	**10,505**
B Wright	**7,542**	**5,352**	**(2,285)**	-	**10,609**	**2,911**	**2,330**
Former							
D Gall[b]	**8,546**	**10,506**	**(3,923)**	**(15,129)**	-	**2,962**	-
J Loebenstein[c]	**22,692**	**9,160**	**(29)**	**(31,823)**	-	**8,127**	-
S McKerihan[d]	**33,796**	**15,342**	**(9,999)**	**(39,139)**	-	-	-

(a) Mrs Kelly resigned on 24 August 2007 and forfeited 41,439 awards.
(b) Mr Gall ceased to be a direct report to the Managing Director from 16 July 2007.
(c) Mr Loebenstein retired from the Group Executive from 2 April 2007 and forfeited 11,230 awards.
(d) Mr McKerihan resigned on 13 July 2007 and forfeited 39,139 awards.
(e) Does not include awards held by executives who ceased to be a KMP during the year.

For the year ended 30 September 2006

Name	Number of awards held at 1 Oct 2005	Awards granted as compensation in the current financial year	Awards exercised during the current financial year	Other changes	Number of awards held at 30 Sept 2006	Number of awards vested in the current financial year	Number of awards vested and exercisable at 30 Sept 2006
Executive Director							
G P Kelly	57,600	-	-	-	57,600	14,400	14,400
Executives							
G Bartlett	28,260	7,534	(10,098)	-	25,696	14,938	5,760
R Chapman	11,570	6,286	(2,839)	-	15,017	5,360	3,122
P Clare	11,554	2,182	(4,150)	-	9,586	5,648	2,234
P Fegan	56,786	8,782	(32,378)	-	33,190	18,292	7,589
D Gall	9,655	3,250	(4,359)	-	8,546	3,038	1,861
J Loebenstein	24,944	5,038	(7,290)	-	22,692	12,118	6,430
S McKerihan	39,548	8,782	(14,534)	-	33,796	19,642	7,539
B Wright	8,972	1,912	(3,342)	-	7,542	4,494	1,704

No awards held by key management personnel are vested but not exercisable at 30 September 2006 or 2007.

Note 48: Related Parties continued

Equity Instrument Disclosures Relating to Key Management Personnel continued

(iv) Equity Holdings of key management personnel and their related parties

The following tables set out the movement during the financial year in the number of ordinary shares, SAINTS, CPS and PRYMES of St.George Bank Limited held directly, indirectly or beneficially, by each key management person, including their personally-related entities.

	Held at 1 Oct 2006	Movements during the year Purchases	Exercise of Options	Exercise of Rights	Sales	Other Changes	Held at 30 Sep 2007[6]
SHARES							
Directors							
J M Thame	150,216	-	-	-	-	-	150,216
J S Curtis[1]	22,541	-	-	-	-	-	22,541
T J Davis	11,623	5,542	-	-	-	-	17,165
R A F England	2,601	2,657	-	-	-	-	5,258
P J O Hawkins	-	8,660	-	-	-	-	8,660
R Holliday-Smith	-	2,500	-	-	-	-	2,500
P D R Isherwood AO	27,948	4,052	-	-	-	-	32,000
L B Nicholls AO	5,819	1,631	-	-	-	-	7,450
G J Reaney	47,516	1,347	-	-	-	-	48,863
	268,264	26,389	-	-	-	-	294,653
Former Directors							
GP Kelly[2]	525,000	-	625,000	14,400	-	(1,164,400)	-
	793,264	26,389	625,000	14,400	-	(1,164,400)	294,653
Executives							
G Bartlett	595,765	-	56,548	6,708	-	-	659,021
M Cameron	-	-	-	-	-	-	-
R Chapman	49,623	-	61,881	3,752	-	-	115,256
P Clare	20,817	-	72,105	2,999	-	-	95,921
P Fegan	225,728	-	-	9,293	(25,585)	-	209,436
B Wright	121,427	-	23,128	2,285	-	-	146,840
	1,013,360	-	213,662	25,037	(25,585)	-	1,226,474
Former Executives							
D Gall[3]	36,088	-	15,786	3,923	-	(55,797)	-
J Loebenstein[4]	332,571	-	-	29	-	(332,600)	-
S McKerihan[5]	450,111	-	72,542	9,999	-	(532,652)	-
	818,770	-	88,328	13,951	-	(921,049)	-
SAINTS							
Directors							
J S Curtis	318	-	-	-	-	-	318
P D R Isherwood AO	263	-	-	-	-	-	263
	581	-	-	-	-	-	581
Former Directors							
GP Kelly[2]	208	-	-	-	-	(208)	-
	789	-	-	-	-	(208)	581
CPS							
Directors							
T J Davis	-	5,000	-	-	-	-	5,000
P D R Isherwood AO	-	1,000	-	-	-	-	1,000
	-	6,000	-	-	-	-	6,000

(1) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

(2) Mrs G P Kelly resigned on 24 August 2007.

(3) Mr Gall ceased to be a direct report of the Managing Director from 16 July 2007.

(4) Mr Loebenstein retired from the Group Executive from 2 April 2007.

(5) Mr McKerihan resigned on 13 July 2007.

(6) Does not include shares held by Directors or Executives who ceased to be a KMP during the year.

Notes to the Financial Statements

For the year ended 30 September 2007

Note 48: Related Parties continued

Equity Instrument Disclosures Relating to Key Management Personnel continued

	Held at 1 Oct 2005	Purchases	Exercise of Options	Exercise of Rights	Sales	Other Changes	Held at 30 Sep 2006
		← Movements during the year				→	
SHARES							
Directors							
J M Thame	150,000	-	-	-	-	216	150,216
G P Kelly	275,000	-	250,000	-	-	-	525,000
J S Curtis[1]	19,807	2,734	-	-	-	-	22,541
T J Davis	4,988	6,635	-	-	-	-	11,623
R A F England	2,551	50	-	-	-	-	2,601
P D R Isherwood AO	26,596	1,352	-	-	-	-	27,948
L B Nicholls AO	4,669	1,150	-	-	-	-	5,819
G J Reaney	44,440	3,076	-	-	-	-	47,516
	528,051	14,997	250,000	-	-	216	793,264
Former Director							
L F Bleasel[2]	48,720	-	-	-	-	(48,720)	-
Executives							
G Bartlett	519,651	-	66,016	10,098	-	-	595,765
R Chapman	9,797	-	40,058	2,839	(3,071)	-	49,623
P Clare	16,667	-	-	4,150	-	-	20,817
P Fegan[3]	109,122	24,080	60,148	32,378	-	-	225,728
D Gall	31,729	-	-	4,359	-	-	36,088
J Loebenstein	300,229	-	25,052	7,290	-	-	332,571
S McKerihan	403,387	-	32,190	14,534	-	-	450,111
B Wright	78,027	-	40,058	3,342	-	-	121,427
	1,468,609	24,080	263,522	78,990	(3,071)	-	1,832,130
PRYMES							
Directors							
J M Thame[4]	63	-	-	-	-	(63)	-
Former Director							
L F Bleasel[2]	427	-	-	-	-	(427)	-
SAINTS							
Directors							
G P Kelly	208	-	-	-	-	-	208
J S Curtis	318	-	-	-	-	-	318
P D R Isherwood AO	263	-	-	-	-	-	263
	789	-	-	-	-	-	789

(1) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

(2) During the year, Mr L F Bleasel retired as a director of the Bank.

(3) A put option has been entered into with an entity outside the Group in respect of 40,000 shares held at 30 September 2006.

(4) Mr J M Thame's PRYMES were converted into 216 ordinary shares on 21 February 2006.

Key management personnel and their related parties received dividends on these equity instruments on conditions that are no more favourable than other equity holders.

Note 48: Related Parties continued

Loans to Key Management Personnel

Details regarding the aggregate of loans made, guaranteed or secured to key management personnel and their related parties, and the number of individuals are as follows:

		Opening balance $'000	Closing balance $'000	Interest Charged $'000	Interest not Charged $'000	Number in Group at 30 Sept
Total for key management personnel	**2007**	**17,893**	**21,012**	**1,597**	**11**	**5**
	2006	13,946	17,893	1,176	16	9
Total for other related parties	**2007**	**805**	-	**31**	-	
	2006	-	805	14	-	
Total for key management personnel and their related parties	**2007**	**18,698**	**21,012**	**1,628**	**11**	**5**
	2006	13,946	18,698	1,190	16	9

Details of loans to key management personnel and their related parties, where the individual's loan(s) balances exceeded $100,000 at any time during the year are as follows:

For the year ended 30 September 2007 Name	Balance at 1 Oct 2006 $'000	Balance at 30 Sept 2007 $'000	Highest Balance During the Year $'000	Interest Charged $'000	Interest Not Charged $'000
Director					
L B Nicholls AO	**343**	**393**	**393**	**54**	-
Executives					
G Bartlett	**4,517**	**7,485**	**8,826**	**411**	**11**
R Chapman	**1,097**	**5,030**	**5,233**	**226**	-
P Clare	**743**	**2,344**	**2,534**	**143**	-
P Fegan	**5,179**	**5,701**	**5,730**	**372**	-
Former Executives					
D Gall	**823**	-	**1,830**	**96**	-
J Loebenstein	**3,647**	-	**5,646**	**130**	-
S McKerihan	**1,791**	-	**3,545**	**192**	-

For the year ended 30 September 2006 Name	Balance at 1 Oct 2005 $'000	Balance at 30 Sept 2006 $'000	Highest Balance During the Year $'000	Interest Charged $'000	Interest Not Charged $'000
Director					
L B Nicholls AO	205	343	343	27	-
Executives					
G Bartlett	4,012	4,517	4,666	268	10
R Chapman	-	1,097	1,097	49	-
P Clare	1,069	743	1,069	49	-
P Fegan	3,033	5,179	5,509	348	-
D Gall	799	823	1,023	38	6
J Loebenstein	2,374	3,647	4,124	236	-
S McKerihan	2,007	1,791	2,320	139	-

No loans to specified executives or specified Directors have been guaranteed or secured against the assets of any entities in the Group. No amounts have been written down or provided for as the loans are considered fully performing. With the exception of an interest free loan to Mr G Bartlett of $140,785 that was advanced in 1989, all loans provided by the Bank to key management personnel are made in the ordinary course of business on an arms length basis and are entered into under normal terms and conditions consistent with those offered by the Bank to its customers. For loans that have loan interest offset facilities, the interest charged that is disclosed above is calculated after the offset.

Note 48: Related Parties continued

Other transactions with key management personnel and their related parties

All other transactions with key management personnel (including their related parties) were conducted on an arm's length basis in the ordinary course of business and on normal terms and conditions for customers, employees or suppliers. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and deposit transactions or the provision of financial, utility or postal services.

The Bank has agreements with certain Non-Executive Directors providing for benefits to be paid on their retirement or death. The maximum benefit payable is disclosed in the Remuneration Report.

The Bank has agreements with key management personnel providing for termination payments in certain circumstances. Details of these service contracts are disclosed in the Remuneration Report.

Controlled entities

The Bank's aggregate investment in amounts receivable from and amounts due to controlled entities is disclosed in the balance sheet of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 2 and 3.

Note 49: Events subsequent to balance date

Final dividend

On 31 October 2007, the Directors declared a final dividend of 86 cents per ordinary share, amounting to $458 million. This dividend has not been brought to account in the Group's financial statements for the year ended 30 September 2007.

Capital

The Dividend Reinvestment Plan on the 2007 year final ordinary dividend is being underwritten up to a level of 100%. The Bank is planning to issue up to $400 million of non-innovative Tier 1 capital.

Directors' Declaration

For the year ended 30 September 2007

In the opinion of the Directors of St.George Bank Limited ("the Bank")

(1) (a) the financial statements and notes are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Bank and the Group as at 30 September 2007 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

(2) there are reasonable grounds to believe that the Bank and the controlled entities identified in Note 40 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to ASIC Class Order 98/1418.

(3) the Directors have been given the declarations by the Acting Chief Executive Officer and Chief Financial Officer for the financial year ended 30 September 2007 pursuant to Section 295A of the Corporations Act 2001.

For and on behalf of the Board of Directors and in accordance with a resolution of the Directors.

J M Thame
Chairman

P D R Isherwood AO
Director

Dated at Sydney, New South Wales
31 October 2007

Independent Auditor's Report to the members of St.George Bank Limited

For the year ended 30 September 2007

Report on the financial report

We have audited the accompanying financial report of St.George Bank Limited ("the Bank"), which comprises the balance sheets as at 30 September 2007 and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 49 and the Directors' declaration set out on pages 42 to 102 of the Group comprising the Bank and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Bank has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading "Remuneration Report" of the Directors' Report and not in the financial report. We have audited those remuneration disclosures as identified.

Directors' responsibility for the financial report

The Directors of the Bank are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the Directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report of the Group, comprising the financial statements and notes, complies with International Financial Reporting Standards but that the financial report of the Bank does not comply.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether, in all material respects, the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Bank's and the Group's financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's opinion

In our opinion:

(a) the financial report of St.George Bank Limited is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Bank's and the Group's financial position as at 30 September 2007 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report of the Group also complies with International Financial Reporting Standards as disclosed in note 1(a).

KPMG

KPMG

P M Reid

P M Reid
Partner

Sydney
31 October 2007

Supplementary Information - Capital Adequacy

For the year ended 30 September 2007

Capital adequacy has been calculated in accordance with APRA's AIFRS regulatory requirements that applied from 1 July 2006. In accordance with APRA's transitional arrangements, the $261 million Tier 1 regulatory capital shortfall calculated as the difference between the Group's previous GAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006, is subject to transitional relief until 31 December 2007.

Under APRA's capital adequacy rules, captive lenders mortgage insurers, funds management, life insurance and securitisation asset managers are excluded from the calculation of risk weighted assets. Controlled entities involved in these activities are deconsolidated for the purposes of calculating capital adequacy.

In accordance with these rules, the Bank's equity investment in its captive lenders mortgage insurer, St.George Insurance Australia Pty Limited, is deducted from Tier 1 capital. The intangible component of the Bank's investment in Asgard Wealth Solutions Limited is deducted from Tier 1 capital. The tangible component of the Bank's investment in Crusade Management Limited, St.George Life Limited, Advance Asset Management and Asgard Wealth Solutions are deducted from total Tier 1 and Tier 2 capital. Any profits from these entities are excluded from Tier 1 capital unless they have been remitted to the Bank.

Qualifying Capital

	Consolidated	
	2007 $M	2006 $M
Tier 1		
Share capital	**4,041**	3,868
General reserve	**15**	15
Borrowers' and depositors' redemption reserve	**2**	2
SAINTS	**345**	345
Step-up preference shares	**148**	148
Converting preference shares	**320**	-
Perpetual notes	-	34
Depositary capital securities	-	335
Minority interests	**6**	(16)
Other reserves	**1**	2
Equity compensation reserve	**41**	29
Retained earnings	**1,086**	798
Less: Expected dividend[1]	-	(344)
Capitalised expenses[2]	**(358)**	(295)
Goodwill and other APRA deductions	**(1,701)**	(1,513)
Add: APRA AIFRS transition adjustments[3]	**261**	261
Total Tier 1 capital	**4,207**	3,669
Tier 2		
Asset revaluations	**23**	28
Subordinated debt	**1,890**	1,835
General reserve for credit losses/collective provision	**313**	265
Add: APRA AIFRS transition adjustments[3]	**7**	7
Total Tier 2 capital	**2,233**	2,135
Deductions		
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	**27**	27
Other	**1**	1
Total deductions from capital	**28**	28
Total qualifying capital	**6,412**	5,776
Total risk weighted assets	**63,226**	52,982
Risk weighted capital adequacy ratios	**%**	**%**
Tier 1	**6.7**	6.9
Tier 2	**3.5**	4.0
Deductions	-	(0.1)
Total capital ratio	**10.2**	10.8

(1) The DRP on the final dividend is to be underwritten up to a level of 100% participation and accordingly has been netted.

(2) In accordance with APRA's AIFRS regulatory capital requirements, capitalised software costs are also required to be deducted from Tier 1 capital from 1 July 2006.

(3) Transitional relief adjustment approved by APRA to apply to 31 December 2007. In accordance with APRA's AIFRS regulatory requirements applicable from 1 July 2006, the difference between the Group's previous GAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006 is subject to transitional relief.

Supplementary Information - Capital Adequacy

For the year ended 30 September 2007

Risk Weighted Assets

Capital Adequacy	Face value 2007 $M	Risk weight %	Risk weighted balance 2007 $M	Risk weighted balance 2006 $M
(i) On balance sheet assets				
Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory Governments, Central Government and Central Banks of OECD countries	15,133	-	-	-
Longer term claims on Australian Commonwealth, State and Territory governments	-	10	-	-
Claims on local governments, public sector entities, Authorised Deposit Taking Institutions	2,488	20	498	308
Loans secured by residential property	56,027	50	28,014	24,386
All other assets	31,459	100	31,459	26,059
Total on Balance Sheet assets[1] - credit risk	105,107		59,971	50,753

	Face value 2007 $M	Credit equivalent 2007 $M	Risk weighted balance 2007 $M	Risk weighted balance 2006 $M
(ii) Off balance sheet exposures				
Direct credit substitutes	1,019	1,019	1,019	682
Trade and performance related items	149	36	36	16
Commitments	23,576	1,498	968	676
Foreign exchange, interest rate and other market related transactions	183,235	2,334	507	347
Total off balance sheet exposures - credit risk	207,979	4,887	2,530	1,721
Risk weighted assets - credit risk			62,501	52,474
Risk weighted assets - market risk			725	508
Total risk weighted assets			63,226	52,982

Capital adequacy ratio

Risk weighted capital adequacy ratios	%	%
Tier 1	6.7	6.9
Tier 2	3.5	4.0
Deductions	-	(0.1)
Total capital ratio	10.2	10.8

(1) The difference between total on balance sheet assets and the Group's balance sheet results from the alternative treatment prescribed by APRA for items such as goodwill, provisions for bad and doubtful debts and securitisation.

Supplementary Information - Information Regarding Shareholdings

For the year ended 30 September 2007

CLASSES OF SHARES ON ISSUE

The Bank has six classes of shares on issue:

- fully paid ordinary shares,
- SAINTS (Subordinated Adjustable Income Non-refundable Tier 1 Securities),
- SPS (Step-Up Preference Shares), a non-cumulative unsecured preference share,
- CPS (Converting Preference Shares), a non-cumulative unsecured converting preference share,
- unpaid borrower shares, and
- unpaid depositor shares.

Further details are contained within the accompanying 'Notes to and forming part of the accounts' and later in this section.

The rights and restrictions attaching to all classes are contained within the Bank's Constitution, consisting of its Memorandum and Articles of Association, a copy of which is available to any shareholder on written request to either St.George's share registry (Computershare Investor Services Pty Limited), or its registered office. Contact details are inside the back cover of this report.

VOTING RIGHTS

Subject to the Bank's Constitution, at general meetings of the Bank:

(a) each ordinary shareholder entitled to vote may either vote in person, by proxy, by attorney or, where a body corporate, by representative;

(b) on a show of hands, each ordinary shareholder present in person, by proxy, attorney or representative has one vote;

(c) on a poll, each ordinary shareholder present in person, by proxy, representative or attorney shall have one vote for every ordinary share held by that shareholder. In the case of joint holdings, only one joint holder may vote and if both joint holders attend the meeting only the first named in the register of shareholders may vote.

SAINTS, SPS and CPS holders will be entitled to attend general meetings of the Bank, but will not be entitled to speak or vote except in limited circumstances prescribed by the ASX Listing Rules. Borrower and depositor shareholders will be entitled to attend general meetings, but will not be entitled to speak or vote. Full details of voting entitlements for all classes of shareholder are contained within the Bank's Constitution.

VOTING BY PROXY

The Board strongly encourages shareholders who are not able to attend meetings to participate in the decision making process through the completion and return of proxies. If a shareholder appoints a proxy and still attends the meeting, they may not vote unless he or she revokes the proxy prior to the commencement of the meeting.

Corporate shareholders may:

- appoint a representative; or
- appoint a proxy;

to represent them at meetings.

If a representative of a corporate securityholder or proxy is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Bank's share registry and must be returned to either the Bank's share registry or its registered office (or by specified facsimile numbers at such places), no later than 48 hours before the meeting.

AUSTRALIAN SECURITIES EXCHANGE LISTING

The Bank's ordinary shares, SAINTS, SPS and CPS are quoted on the Australian Securities Exchange ('ASX') with Sydney being the Bank's home exchange. The stock codes under which these shares trade are:

- 'SGB' for ordinary,
- 'SGBPA' for SAINTS,
- 'SGBPC' for SPS, and
- "SGBPD' for CPS.

Trading results are published in most Australian daily newspapers.

Option contracts against the ordinary shares of the Bank are traded on the ASX Derivatives Market. Further information can be obtained from ASX Derivatives or a stockbroker.

In the United States, the Bank's ordinary shares may be traded in the form of American Depository Receipts issued through Deutsche Bank. Further enquiries should be directed to Deutsche Bank. Contact details are inside the back cover of this report.

Shareholders or other interested parties wishing to trade in St.George shares on the ASX must do so through a stockbroker. The Corporate Relations office of the ASX can arrange a referral for persons who have had no prior dealings with a stockbroker.

Supplementary Information - Information Regarding Shareholdings

For the year ended 30 September 2007

INVESTOR INFORMATION ON THE INTERNET

Visit our Shareholder Centre section on the St.George website www.stgeorge.com.au for comprehensive shareholder information such as the Annual Reports, profit announcements, News and ASX releases, current share price as well as access to your shareholding on-line.

RECEIVE ONLY THE INFORMATION YOU NEED

Shareholders that no longer require a hard copy Annual Report or would instead like to receive a copy of the Shareholder Update should contact the St.George share registry on 1800 804 457.

Alternatively, if you would like to be notified by email with a link to our Annual Report online please visit www.investorcentre.com/au and provide your email address. If you are new to the Investor Centre website, simply click "Register Now" and enter your SRN and postcode.

RANGE OF SHARES AS AT 15 OCTOBER 2007

Ordinary Shares

Range of Shareholdings	Number of Shareholdings	Number of Ordinary Shares	Percentage of Total
1 - 1,000	86,211	38,392,352	7.21
1,001 - 5,000	52,783	116,800,668	21.93
5,001 - 10,000	8,036	56,264,555	10.57
10,001 - 100,000	5,207	112,266,869	21.08
100,001 - and over	192	208,838,214	39.21
Total	152,429	532,562,658	100

There were 1,173 shareholders who held less than a marketable parcel of ordinary shares that equates to a market value of less than $500 based on the market price as at 15 October 2007.

SAINTS

Range of Shareholdings	Number of Shareholdings	Number of SAINTS	Percentage of Total
1 - 1,000	8,179	1,567,265	44.78
1,001 - 5,000	230	448,988	12.83
5,001 - 10,000	18	141,989	4.06
10,001 - 100,000	15	452,628	12.93
100,001 - and over	3	889,130	25.40
Total	8,445	3,500,000	100

SPS

Range of Shareholdings	Number of Shareholdings	Number of SPS	Percentage of Total
1 - 1,000	923	329,092	21.94
1,001 - 5,000	69	180,088	12.00
5,001 - 10,000	9	74,079	4.94
10,001 - 100,000	10	430,780	28.72
100,001 - and over	3	485,961	32.40
Total	1,014	1,500,000	100

CPS

Range of Shareholdings	Number of Shareholdings	Number of CPS	Percentage of Total
1 - 1,000	8,197	1,542,243	47.45
1,001 - 5,000	240	537,029	16.52
5,001 - 10,000	25	192,270	5.92
10,001 - 100,000	15	374,953	11.54
100,001 - and over	4	603,505	18.57
Total	8,481	3,250,000	100

Supplementary Information – Information Regarding Shareholdings

For the year ended 30 September 2007

LIMITATION OF SHARE OWNERSHIP

The Constitution of the Bank imposes a prohibition on the ownership of more than ten percent (10%) of the issued shares in the Bank. From 1 July 2002, an amendment to the Constitution relating to the ten percent (10%) shareholding limitation, may be effected by a special resolution of shareholders holding seventy-five percent (75%) or more of the Bank's ordinary shares voting in favour of the amendment whether in person or by proxy.

The Financial Sector (Shareholdings) Act also contains shareholding limitations.

LISTINGS

The ordinary and preference shares of the Bank are traded on the Australian Securities Exchange (ASX), with Sydney being the Bank's home exchange. The ASX code under which the ordinary shares, SAINTS, SPS and CPS are traded is 'SGB', 'SGBPA', 'SGBPC' and 'SGBPD' respectively. Share details of trading activity are published in most daily newspapers. The Bank also has the following Transferable Deposits issues listed on the ASX:

- A$400 million Fixed Rate 6.00% Transferable Deposits due April 2011 under code SGBHA
- A$900 million Floating Rate Transferable Deposits due April 2011 under code SGBHB
- A$150 million Fixed Rate 6.25% Transferable Deposits due November 2011 under code SGBHC
- A$450 million Floating Rate Transferable Deposits due November 2011 under code SGBHD

St.George also has a US$15 billion Euro Note Programme listed on the London Stock Exchange Limited. The following Notes are listed under the Programme:

- EUR50 million Floating Rate Notes due December 2007
- GBP50 million Floating Rate Notes due April 2008
- EUR100 million Floating Rate Notes due June 2008
- EUR50 million Floating Rate Notes due June 2008
- JPY8 billion Floating Rate Notes due October 2008
- JPY3 billion Floating Rate Notes due November 2008
- EUR500 million Floating Rate Notes due June 2008
- GBP70 million Floating Rate Notes due July 2008
- EUR50 million Floating Rate Notes due December 2008
- JPY1 billion 0.32% Notes due December 2008
- GBP45 million Floating Rate Notes due March 2009
- EUR750 million Floating Rate Notes due August 2009
- EUR500 million Floating Rate Notes due January 2010
- US$500 million Floating Notes due February 2010
- EUR750 million Floating Rate Notes due June 2010
- JPY1.25 billion 0.706% Notes due November 2010
- JPY1 billion 0.6925% Notes due December 2010
- GBP375 million Floating Rate Notes due January 2011
- EUR600 million Floating Rate Notes due June 2011
- EUR20 million 4.245% Notes due April 2012
- EUR500 million 4.875% Notes due July 2012
- EUR250 million Floating sub Rate Notes due November 2015
- CAD250 million 4.65% sub Notes due April 2017

SUBSTANTIAL SHAREHOLDERS

St.George has not been provided with a Notice of substantial shareholding during its 2006/2007 financial year.

Supplementary Information - Information Regarding Shareholdings

For the year ended 30 September 2007

TOP 20 SHAREHOLDERS AS AT 15 OCTOBER 2007

Ordinary Shares

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	53,202,861	9.99
HSBC Custody Nominees (Australia) Limited	27,887,393	5.24
National Nominees Limited	25,414,555	4.77
Citicorp Nominees Pty Limited	7,529,592	1.41
RBC Dexia Investor Services Australia Nominees Pty Limited	7,276,142	1.37
ANZ Nominees Limited	6,742,081	1.27
Cogent Nominees Pty Limited	6,479,388	1.22
AMP Life Limited	3,445,782	0.65
Queensland Investment Corporation	3,409,042	0.64
Australian Foundation Investment Company Limited	2,543,663	0.48
Argo Investments Limited	2,431,137	0.46
Perpetual Trustee Company Limited	2,380,233	0.45
Citicorp Nominees Pty Limited	2,304,296	0.43
Australian Reward Investment Alliance	2,264,415	0.43
Citicorp Nominees Pty Limited	2,225,515	0.42
Cogent Nominees Pty Limited	2,024,215	0.38
Milton Corporation Limited	1,964,221	0.37
UBS Wealth Management Australia Nominees Pty Ltd	1,657,003	0.31
Citicorp Nominees Pty Limited	1,549,735	0.29
UBS Nominees Pty Ltd	1,470,038	0.28

The top twenty ordinary shareholders held 30.86 per cent of all ordinary shares issued.

SAINTS

Shareholder	Number of SAINTS Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	510,212	14.58
AMP Life Limited	203,442	5.81
HSBC Custody Nominees (Australia) Limited	175,476	5.01
UBS Wealth Management Australia Nominees Pty Ltd	90,153	2.58
ANZ Nominees Limited	57,437	1.64
Cogent Nominees Pty Limited	49,471	1.41
Citicorp Nominees Pty Limited	39,936	1.14
RBC Dexia Investor Services Australia Nominees Pty Limited	39,381	1.13
Cambooya Pty Limited	24,812	0.71
Australian Executor Trustees Limited	22,074	0.63
The Australian National University	20,000	0.57
Lutovi Investments Pty Ltd	20,000	0.57
Cogent Nominees Pty Limited	18,540	0.53
Questor Financial Services Limited	16,341	0.47
National Nominees Limited	15,424	0.44
Suncorp Custodian Services Pty Limited	15,000	0.43
M F Custodians Ltd	12,059	0.34
Argo Investments Limited	12,000	0.34
Kayteal Pty Ltd	10,000	0.29
M&R Shell (Holdings) Pty Ltd	10,000	0.29

The top twenty SAINTS holders held 38.91 per cent of all SAINTS issued.

Supplementary Information - Information Regarding Shareholdings

For the year ended 30 September 2007

SPS

Shareholder	Number of SPS Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	242,980	16.20
HSBC Custody Nominees (Australia) Limited	139,981	9.33
National Nominees Limited	103,000	6.87
UBS Wealth Management Australia Nominees Pty Ltd	76,965	5.13
Citicorp Nominees Pty Limited	72,500	4.83
The Australian National University	60,000	4.00
Dimbulu Pty Ltd	51,000	3.40
UCA Cash Management Fund Limited	50,000	3.33
ANZ Nominees Limited	37,009	2.47
Tresco Holdings Pty Ltd	24,396	1.63
Questor Financial Services Limited	24,342	1.62
Invia Custodian Pty Limited	18,000	1.20
RBC Dexia Investor Services Australia Nominees Pty Limited	16,568	1.10
Baptist Community Services - NSW & ACT	10,000	0.67
Invia Custodian Pty Limited	10,000	0.67
Equity Trustees Limited	9,918	0.66
Avatar Finance Pty Limited	8,999	0.60
Bond Street Custodians Limited	7,860	0.52
Cogent Nominees Pty Limited	7,600	0.51
Catholic Church Insurances Limited	7,500	0.50

The top twenty SPS holders held 65.24 per cent of all SPS issued.

CPS

Shareholder	Number of CPS Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	194,866	6.00
UBS Nominees Pty Ltd	164,000	5.05
UBS Wealth Management Australia Nominees Pty Ltd	143,689	4.42
ANZ Nominees Limited	100,950	3.11
Citicorp Nominees Pty Limited	67,000	2.06
Citicorp Nominees Pty Limited	46,722	1.44
UCA Cash Management Fund Ltd	35,000	1.08
The Australian National University	30,000	0.92
RBC Dexia Investor Services Australia Nominees Pty Limited	25,259	0.78
Invia Custodian Pty Limited	20,163	0.62
Mr Woody Fattal	20,000	0.62
Perpetual Trustees Consolidated Limited	19,550	0.60
ANZ Trustees Limited	18,250	0.56
Questor Financial Services Limited	18,038	0.56
HSBC Custody Nominees (Australia) Limited	16,781	0.52
Cogent Nominees Pty Limited	15,190	0.47
Argo Investments Limited	15,000	0.46
Resthaven Incorporated	15,000	0.46
Equity Trustees Limited	13,000	0.40
Brickworks Investment Company Limited	10,000	0.31

The top twenty CPS holders held 30.44 per cent of all CPS issued.

Supplementary Information - Information Regarding Shareholdings

For the year ended 30 September 2007

DOMICILE OF SHAREHOLDINGS AS AT 15 OCTOBER 2007

Ordinary Shares

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	4,874	9,267,036
New South Wales	74,764	338,588,621
Northern Territory	332	302,226
Queensland	15,535	29,701,879
South Australia	10,895	19,802,890
Tasmania	1,548	2,477,630
Victoria	34,826	118,973,636
Western Australia	8,184	10,465,963
Domestic Total	**150,958**	**529,579,881**
Overseas Total	**1,471**	**2,982,777**
Total	**152,429**	**532,562,658**

SAINTS

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	310	102,751
New South Wales	4,198	2,066,703
Northern Territory	9	703
Queensland	794	239,622
South Australia	532	174,734
Tasmania	129	27,656
Victoria	1,959	768,810
Western Australia	501	114,578
Domestic Total	**8,432**	**3,495,557**
Overseas Total	**13**	**4,443**
Total	**8,445**	**3,500,000**

Supplementary Information - Information Regarding Shareholdings

For the year ended 30 September 2007

SPS

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	25	71,715
New South Wales	377	732,765
Queensland	88	48,877
South Australia	52	36,909
Tasmania	7	2,077
Victoria	411	592,314
Western Australia	52	14,693
Domestic Total	**1,012**	**1,499,350**
Overseas Total	**2**	**650**
Total	**1,014**	**1,500,000**

CPS

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	327	94,023
New South Wales	3,911	1,363,674
Northern Territory	13	1,527
Queensland	770	183,718
South Australia	403	148,234
Tasmania	92	15,694
Victoria	2,635	1,375,866
Western Australia	328	66,214
Domestic Total	**8,479**	**3,248,950**
Overseas Total	**2**	**1,050**
Total	**8,481**	**3,250,000**

Supplementary Information - Information Regarding Shareholdings

For the year ended 30 September 2007

FIVE YEAR HISTORY OF SHARE ISSUES AND DIVIDENDS

Ordinary Shares

History of shares issued

Date of Issue	Details	Shares Issued	Issue/DRP Price ($)
	Balance at 1 October 2002	498,097,921	
22/11/02	Employee Reward Share Plan	348,516	18.30
13/12/02	Dividend Reinvestment Plan	2,547,485	18.18
02/07/03	Dividend Reinvestment Plan	3,205,169	21.48
Oct 02 - Sep 03	Exercise of Employee Options	455,000	Various
Oct 02 - Sep 03	Exercise of Employee Awards	938,725	Various
21/11/03	Employee Reward Share Plan	312,571	20.07
19/12/03	Dividend Reinvestment Plan	3,250,056	19.44
02/07/04	Dividend Reinvestment Plan	3,985,496	22.02
Oct 03 - Sep 04	Exercise of Employee Options	30,000	Various
Oct 03 - Sep 04	Exercise of Employee Awards	617,111	Various
19/11/04	Employee Reward Share Plan	288,763	$24.25
17/12/04	Dividend Reinvestment Plan	2,893,267	$24.45
04/07/05	Dividend Reinvestment Plan	2,496,221	$26.02
Oct 04 - Sep 05	Exercise of Employee Options	338,270	Various
Oct 04 - Sep 05	Exercise of Employee Awards	602,893	Various
18/11/05	Employee Reward Share Plan	241,366	$29.03
14/12/05	Dividend Reinvestment Plan	4,482,131	$28.38
21/02/06	Share Buy-Back (Cancelled Shares)	(11,677,657)	$25.69
21/02/06	Conversion of PRYMES	10,309,170	$29.82
04/07/06	Dividend Reinvestment Plan	2,033,263	$28.93
Oct 05 - Sep 06	Exercise of Employee Options	513,522	Various
Oct 05 - Sep 06	Exercise of Employee Awards	269,314	Various
17/11/06	Employee Reward Share Plan	219,878	$33.89
19/12/06	Dividend Reinvestment Plan	2,330,709	$32.33
03/07/07	Dividend Reinvestment Plan	1,879,122	$35.55
06/07/07	Redemption of Perpetual Notes	407,280	$35.58
Oct 06 - Sep 07	Exercise of Employee Options	926,990	Various
Oct 06 - Sep 07	Exercise of Employee Awards	219,756	Various
	Balance at 30 September 2007	**532,562,308**	

History of dividends

Date Paid	Type	Franking	Rate (cents)	DRP ($)
02/07/02	Interim	30%	38	19.22
13/12/02	Final	30%	42	18.18
02/07/03	Interim	30%	45	21.48
19/12/03	Final	30%	50	19.44
02/07/04	Interim	30%	60	22.02
17/12/04	Final	30%	62	24.45
04/07/05	Interim	30%	67	26.02
14/12/05	Final	30%	70	28.38
04/07/06	Interim	30%	74	28.93
19/12/06	Final	30%	77	32.33
03/07/07	Interim	30%	82	35.55

Supplementary Information - Information Regarding Shareholdings

For the year ended 30 September 2007

SAINTS

Date Paid	Details
13/08/03	Initial issue of 3,500,000 SAINTS. Issue price $100.00.
22/11/04	Quarterly Dividend of $1.3146, fully franked at 30%
21/02/05	Quarterly Dividend of $1.1677, fully franked at 30%
20/05/05	Quarterly Dividend of $1.2033, fully franked at 30%
22/08/05	Quarterly Dividend of $1.2412, fully franked at 30%
21/11/05	Quarterly Dividend of $1.2268, fully franked at 30%
20/02/06	Quarterly Dividend of $1.2289, fully franked at 30%
22/05/06	Quarterly Dividend of $1.1868, fully franked at 30%
21/08/06	Quarterly Dividend of $1.2774, fully franked at 30%
20/11/06	Quarterly Dividend of $1.3268, fully franked at 30%
20/02/07	Quarterly Dividend of $1.3598, fully franked at 30%
21/05/07	Quarterly Dividend of $1.3157, fully franked at 30%
20/08/07	Quarterly Dividend of $1.3586, fully franked at 30%
20/11/07	Quarterly Dividend of $1.4371, fully franked at 30%

SPS

Date Paid	Details
20/06/06	Initial issue of 1,500,000 SPS. Issue price $100.00.
21/08/06	Quarterly Dividend of $0.8277, fully franked at 30%
20/11/06	Quarterly Dividend of $1.2827, fully franked at 30%
20/02/07	Quarterly Dividend of $1.3157, fully franked at 30%
21/05/07	Quarterly Dividend of $1.2730, fully franked at 30%
20/08/07	Quarterly Dividend of $1.3145, fully franked at 30%
20/11/07	Quarterly Dividend of $1.3930, fully franked at 30%

CPS

Date Paid	Details
19/12/06	Initial issue of 3,250,000 CPS. Issue price $100.00.
21/05/07	Quarterly Dividend of $1.2901, fully franked at 30%
20/08/07	Quarterly Dividend of $1.3321, fully franked at 30%
20/11/07	Quarterly Dividend of $1.4106, fully franked at 30%

Notes



ABN
St.George Bank Limited
ABN 92 055 513 070
AFSL 240997

Key Dates
Annual General Meeting
(Sydney) 19 December 2007

Shareholder Information Meeting
(Melbourne) 18 June 2008*

Announcement of Results and Ordinary Dividend
- Interim (half year ended 31 March 2008) 6 May 2008*
- Final (year ended 30 September 2008) 30 October 2008*

Ordinary Shares
Final Dividend (2007) paid
18 December 2007
- Ex-dividend trading 23 November 2007
- Record date 29 November 2007

Interim Dividend (2008) paid 2 July 2008*
- Ex-dividend trading 2 June 2008*
- Record date 6 June 2008*

SAINTS, SPS and CPS
Payment date 20 February 2008*
- Ex-dividend trading 31 January 2008*
- Record date 6 February 2008*

Payment date 20 May 2008*
- Ex-dividend trading 30 April 2008*
- Record date 6 May 2008*

Payment date 20 August 2008*
- Ex-dividend trading 30 July 2008*
- Record date 6 August 2008*

Payment date 20 November 2008*
- Ex-dividend trading 31 October 2008*
- Record date 6 November 2008*

* Proposed dates only.

Contact Details
St.George Registered Office
St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (612) 9236 1111
Facsimile (612) 9952 1000

Secretary: M H S Bowan

St.George Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000, Australia
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone 1800 804 457
International (613) 9415 4000
Facsimile (613) 9473 2500

BankSA
97 King William Street
Adelaide SA 5000, Australia
Customer Service 13 13 76

Advance Investor Services
Level 5, 182 George Street
Sydney NSW 2000, Australia
Customer Service 1800 819 935

Asgard Capital Management Limited
Level 38, Central Park
152 St. George's Terrace
Perth WA 6000, Australia
Customer Service 1800 998 185

Deutsche Bank
(American Depository Receipts)
Depository Receipts Department
Floor 27, 60 Wall Street
New York, NY, USA
Telephone (1 212) 250 1505

Auditor
KPMG
10 Shelley Street
Sydney NSW 2000, Australia

Customer Services

St.George Customer Service Centre	13 33 30
New Account Enquiries and Insurance	13 33 30
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Direct	13 38 00
St.George Financial Advice Contact Centre	1300 367 240
St.George Margin Lending	1300 304 065
Automotive Finance and Business Equipment Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Investor Services	1800 819 935
ASGARD Investor Services	1800 998 185
Customer Relations	1800 804 728

Email/Internet
Email: stgeorge@stgeorge.com.au
Internet: www.stgeorge.com.au

Credit Ratings

	Short Term	Long Term
Standard & Poor's	A-1	A+
Moody's	P-1	Aa2
Fitch Ratings	F1	A+

Shareholder Update NOT Required
Shareholders who do not wish to receive the Shareholder Update should contact the St.George share registry on 1800 804 457.

Alternatively, if you would like to be notified by email with a link to our Shareholder update or Annual Report online please visit www.investorcentre.com/au and provide your email address. If you are new to the Investor Centre website, simply click "Register Now" and enter your SRN and postcode.

Designed and produced by Ross Barr & Associates Pty Limited
Photography by John Marmaras


st.george Foundatio
helping disadvantaged and disabled kids
across Australia enjoy a brighter future

Since 1990, the St.George Foundation has contributed more than $11 million to Australian children's charities. For further information about the St.George Foundation, please visit www.stgeorgefoundation.com.au

ST08849 11/07

good with people good with money

St.George Bank Limited
ABN 92 055 513 070
Shareholder Update 2007


st.george

Five-Year Financial Summary

			Full AIFRS		Previous GAAP	
				2005	2004	2003
Income Statement						
Interest Income		[illegible]	[illegible]	5,916	4,116	3,434
Interest Expense		[illegible]	4,799	4,055	2,504	1,983
Net Interest Income		[illegible]	2,015	1,861	1,612	1,451
Other Income	$m	[illegible]	994	860	975	910
Bad and Doubtful Debts Expense	$m	**178**	144	128	112	102
Operating Expenses	$m	**1,390**	1,356	1,296	1,342	1,278
Share of Net Profit/(Loss) of Equity Accounted Associates	$m	**-**	-	3	2	(3)
Profit before Income Tax	$m	**1,717**	1,509	1,300	1,135	978
Income Tax Expense	$m	**525**	445	399	372	325
Profit after Income Tax	$m	**1,192**	1,064	901	763	653
Net Profit/(Loss) Attributable to Minority Interests	$m	**2**	(4)	(5)	(4)	(5)
Net Profit Attributable to Members of the Bank	$m	**1,190**	1,068	906	767	658
Preference Dividends	$m	**27**	20	17	50	52
Profit Available to Ordinary Shareholders	$m	**1,163**	1,048	889	717	606
Return on Average Assets[1]						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	%	**1.04**	1.05	1.03	1.30	1.31
- after goodwill impairment/amortisation, significant items and non-trading derivatives	%	**1.05**	1.07	1.03	1.14	1.13
Return on Average Ordinary Equity[1][2]						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	%	**23.20**	22.91	22.10	21.42	20.30
- after goodwill impairment/amortisation, significant items and non-trading derivatives	%	**23.26**	23.40	21.92	18.73	17.23
Return on Average Risk Weighted Assets	%	**2.00**	2.03	2.00	1.92	1.91
Operating Expenses as a percentage of Average Assets[2]	%	**1.22**	1.31	1.45	1.82	2.00
Expense to Income Ratio[2]	%	**42.5**	44.0	47.1	47.5	49.6
Net interest margin	%	**2.01**	2.11	2.21	2.70	2.76

(1) Before preference dividends

(2) Before goodwill impairment/amortisation, significant items and non-trading derivatives

Share Information						
Dividend per Ordinary Share						
- Interim	Cents	**82**	74	67	60	45
- Final	Cents	**86**	77	70	62	50
Total	Cents	**168**	151	137	122	95
Basic Earnings per Ordinary Share						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**218.9**	195.8	173.1	160.8	142.2
- after goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**219.5**	199.9	171.7	140.6	120.7
Diluted Earnings per Ordinary Share						
- before goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**217.3**	194.4	171.8	160.0	141.7
- after goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	**217.8**	198.4	170.5	140.3	120.8
Dividend Payout Ratio	%	**76.7**	77.1	79.1	75.9	66.8
Net Tangible Assets per Ordinary Share	$	**7.63**	6.73	6.01	5.58	4.86
Other Statistics						
Branches		**399**	390	390	391	404
Staff		**8,074**	7,949	7,880	7,541	7,325
Assets per Staff	$m	**15.6**	13.5	11.7	9.3	8.6
Staff per $m Assets		**0.06**	0.07	0.09	0.11	0.12



1,160
820
714
$million
03 04 05 06 07
Cash profit up by 13.1%
Year ended 30 September (Before significant items and goodwill)
Cash AIFRS
Previous AGAAP
50
45
40
Per cent
03 04 05 06 07
Expense to income down from 44.0% to 42.5%
Year ended 30 September (Before significant items and goodwill)
Cash AIFRS
Previous AGAAP
168
Cents
03 04 05 06 07
Dividends per share up by 11.3%
Year ended 30 September

Chairman's Message

I am delighted to report another record full-year result for the Group. Our cash profit after tax increased 13.1% to reach $1,160 million - reinforcing the strength of St.George's strategy and unique culture.

Over the past five years, St.George has pursued a consistent strategy of growing organically, investing in its business and focusing on our most important assets: our people and customers. The Group's outstanding performance over the past year demonstrates yet again how successful this approach has been. It has also enabled us to deliver excellent returns for shareholders.

Earnings per share (EPS) increased 11.8% to 218.9 cents for the year to 30 September 2007. The Directors were pleased to declare a fully franked final dividend of 86 cents, taking the full-year dividend to 168 cents - an increase of 11.3% compared to last year.

Our capital remains within our agreed targets and we have an active program in place to drive our continued growth.

Highlights for the year

- Revenue up 10.8% to $3,272 million
- Return on equity further improved to 23.2%
- Expense-to-income ratio down from 44.0% to 42.5%
- Total assets up 17.6% to $125.8 billion

St.George has a solid track record of delivering on its earnings guidance and has forecast 10% growth in EPS for 2008. This assumes a reasonably sound economic environment, especially in New South Wales. We expect NSW to continue to strengthen in the year ahead as the effects of the drought, high house prices and population movements to other states decline.

The turnaround in NSW can be seen in the June National Accounts that showed the state grew by 4.3% in the year to June 2007, which was only slightly below a strong national average of 5.3% for the year. The same data showed the exceptional strength of Queensland and Western Australia, where St.George is actively investing in growth with new branches and other initiatives.

On behalf of the Directors, I would like to take this opportunity to thank the management team and all our staff for delivering another exceptional result. We are particularly grateful to outgoing Managing Director Mrs Gail Kelly for her outstanding contribution over the past five years and wish her the very best in her new role. The organic strategy she put in place has been fully embraced by the Group Executive and will remain central to the Bank's approach as it implements new three and five-year strategic plans that were approved by the Board in mid-2007.

John M Thame Chairman



Acting CEO's Letter

Many companies now talk about their commitment to their people, customers and the community. At St.George, we've been focused on this for decades and the results can be seen in our continued growth.

Since 2002, St.George has pursued a low-risk, organic growth strategy that focuses on forming strong customer relationships, building our internal culture and making our operations as efficient as possible. This has enabled us to continue to grow earnings per share by more than 10% each year for the last seven years and is captured in the simple formula:

engaged people + great customer experience = superior financial results

At the same time, we have recognised that as Australia's fifth largest bank with a traditional strength in New South Wales, the Australian Capital Territory and South Australia, we have plenty of room to grow nationally.

The Group capitalised on this opportunity this year by opening a total of nine new branches in Queensland and Western Australia, many of which include business banking centres. We also extended our national ATM network by over 20%, from 890 machines to 1,085, through a joint venture with BP Australia.

The St.George you see today is highly profitable and diversified in both its geographical and business mix. We are growing strongly, have excellent asset quality, enjoy broad exposure to the wealth management market and are continuing to invest for future expansion.

Financial results

For the full year to 30 September 2007, our net cash profit rose 13.1% to $1,160 million. We delivered a total return to shareholders of 22.6%, made up of 168 cents in dividends and a 17.0% increase in the value of St.George Bank shares over the year.

A highlight of this year's result is a 10.8% increase in revenue to $3,272 million. This was gained from a wide diversity of largely recurring sources. This growth reflects our continued investment in the Group. Over the same period our operating expenses only increased by 7%, further enhancing our expense-to-income ratio which is 42.5% and lower than all our major competitors'.

Our growth in earnings was provided by all parts of the Group and underpinned by growing business volumes in our key areas of home loans, retail deposits and middle market receivables. Pleasingly, we increased market share in the middle market and the NSW home loan market. The outstanding performance of Asgard and Margin Lending drove growth in our wealth business.

St.George also maintains excellent credit quality and has experienced minimal impact from the volatility in international credit markets. We have no exposure to the sub-prime lending problems in the United States or to hedge funds. Our bad and doubtful debts represent only 0.2% of average gross receivables and we have deliberately increased our liquidity in response to market conditions. In fact, we believe the crisis has highlighted the exceptional quality of Australia's financial system generally.

Strategy overview

Home lending

Our residential lending portfolio grew 10.4% to $69.2 billion, boosted by a strong second half which will give us momentum moving into the next financial year. As noted by the Chairman, the NSW economy is starting to show signs of improvement after lacklustre performance in the past few years. We have also completed significant product development to maintain margins and achieve growth. This included launching the Advantage Package, which bundles loans, deposits and credit cards; the no-monthly-fee Basic Home Loan; and the Quick Start Home Loan for first-home buyers. Overall, we increased our market share in NSW.

Deposits

Deposits grew to $47.8 billion, a solid increase of 10.9% on last year in a very competitive area of the market. Overall, our market share is 8.2%. Of particular note are our transaction account balances, which increased by 14.8% and represent a valuable source of funding for the bank. Retail deposits were particularly strong, representing 53.8% of our total funding requirements. Our approach remains to focus on profitable growth in deposits by managing our product mix and through innovation.



"The St.George you see today is highly profitable and diversified in both its geographical and business mix."

Business banking

Receivables in this middle market segment grew 26.5% to $24.1 billion during the year. This was more than double system growth - a rate we expect to achieve again in 2008 - and saw St.George increase market share.

We were delighted to be named Business Bank of the Year in the Australian Banking & Finance magazine awards and to continue seeing industry-leading levels of customer satisfaction in key surveys. These results reflect the success of our high-touch customer relationship model and Best Business Bank continuous improvement program, both of which are delivering sustainable growth.

Wealth Management

It's been another year of strong growth for the Wealth Management division in an environment of strong market returns and superannuation inflows. Managed funds grew 26.7% to $49.7 billion, largely due to the performance of Asgard's administration platforms.

Asgard's share of the funds-under-administration market has increased to 10% and its expansion exceeded system growth of 27% in the year to June 2007. Wealth Management is now a significant contributor to the Group's overall pre-tax earnings, providing 12% in the year to 30 September, compared with 7% in 2002.

Supporting our people

Key St.George differentiators are our supportive team-based culture and exceptional customer service. Great people and great service go hand in hand so it is critical to ensure we recruit the right people and retain them in the right roles. We pride ourselves on the diversity and depth of talent across the organisation.

To more effectively manage our recruitment needs, we brought most of our recruitment in-house in mid-2006. We now make about 60% of appointments directly. We have also developed a distinct Employment Value Proposition and launched some truly innovative programs to meet the needs of different groups within our workforce. In a global first, we introduced grandparental leave. We also provided staff with the opportunity to work for four years then take a fifth year off with pay, in addition to allowing staff to acquire further annual leave from four to 10 weeks.

These and earlier measures have produced remarkable results. Staff turnover fell by 15% between 2001 and 2007 and staff satisfaction has improved from 48% in 2002 to 75% in 2007. These are both industry-leading scores.

We are pleased that our initiatives have been externally recognised this year through a number of awards. These include the overall Gold Award in the Australian Chamber of Commerce & Industry/Business Council of Australia National Work and Family Awards, Best In-house Recruitment Team in the Fairfax Employment Marketing Awards, and Employer of Choice and Innovation in Recruitment and Retention in the Australian HR Awards.

Community contribution

The St.George Foundation was established in 1990 to support the rights, dignity and pursuit of excellence of Australian children. In the year to 31 May 2007, it provided $1.4 million to over 90 charities across Australia - bringing its total donations to more than $11 million.

This is in addition to a wide variety of community sponsorship, volunteering and other support that St.George and its people give each year. We are also providing financial assistance to help staff buy suitable home appliances, rainwater tanks and annual travel passes to help the environment, and paid volunteer leave for people who support local charities.

Operational refinement

A major change during the year was the creation of a Group Technology and Operations (GTO) division to better align our operations to customers and increase efficiency. Established in April 2007, GTO combines all technology, operations, property and procurement functions for the first time. This major initiative will enable St.George to go to market even faster with new products and competitive campaigns.

Looking ahead

St.George is performing strongly and is well positioned to sustain performance into the future. The strength of our strategy is a balance between optimising performance in the prevailing conditions and pursuing growth opportunities. In the coming year, we will be seeking to build on our momentum across the business while remaining conscious of the key role we play in ensuring prosperity and security for our customers, investors, employees and the community.

Paul Fegan Acting CEO

we value cus



Great service and friendly people are at the heart of St.George's promise to customers. So we've been delighted to retain our lead over the major banks in customer satisfaction surveys this year. According to Roy Morgan Research, during the year, the proportion of customers who are 'fairly or very satisfied' with St.George rose to a new high point in the 10 year history of the series. St.George has also expanded its lead over the average for the four major banks.

...ation and reach

Awards



our
tomers

We're committed to extending our lead as an employer of choice and have launched a range of genuinely cutting-edge programs. These include grandparental leave and offering staff the opportunity to structure their salary to work four years and have the fifth year off with paid leave.

People and culture

The unique St.George people culture has been recognised a number of times during the past year. St.George was named as one of the Hewitt Top 20 companies in May 2007 for "pioneering and excellence". In March 2007 we received an award from the Australian Institute of Training and Development for achievements in learning. St.George was the winner of the Large Business Category and the overall [illegible] winner for the private sector in the prestigious Australian Chamber of Commerce and Industry/Business Council of Australia Work and Family Awards 2007. This is the first time a bank has won the [illegible] award since the inception of the Work and Family Awards in 1998.

Community contribution

The St.George Foundation [illegible] million to more than [illegible] charities across Australia focused on children and teenagers with disabilities or serious illnesses.

Sponsorships and support: The Group supports the St.George Illawarra Dragons, [illegible]

[illegible] Wesley Mission [illegible] consumer education program, BankSA supports around 90 charities and 500 community events and initiatives in South Australia and the Northern Territory.

Volunteering: we encourage our staff to get involved in their local community by providing them with one day off a year to assist a not-for-profit organisation. Our CEO also recognises our staff who make a contribution outside of work with a quarterly community and environment award.

Accessibility: we are continually looking for ways to make it easier for all Australians to access our financial products. This includes providing products for those with special needs and ensuring accessibility for people with disabilities.

Becoming a greener dragon

Managing and reducing our environmental footprint is a key priority for St.George. To this end we're developing an Environmental Management System (EMS) that will help us identify, prioritise and manage our environmental impacts. Our aim is to have this certified to the AS/NZS ISO 14001 standard within 12 months. At the same time, we're introducing practical changes around our workplace and encouraging our staff and customers to get involved. For example, this year we encouraged our staff and customers to support Earth Hour and introduced interest free loans to our staff for green purchases such as rainwater tanks, energy and water efficient appliances, and solar hot water systems.


St.George
UNDATION
Helping Our Community
breathe easy

"Asthma Foundation NSW plays a vital role in supporting the 2.2 million Australians who have asthma. By taking up St.George's Volunteer Leave, we were able to take the day off work to raise awareness and promote good asthma management in Pitt Street Mall, Sydney. Asthma Foundation NSW is one of the many charities supported by the St.George Foundation through its grant scheme."

Susie McKelvey, Human Resources and Daniel Gray, Information Technology from St.George pictured above with Anne Mayne from The Asthma Foundation and Samantha Pearce to the right



values us

"If you've got grandkids, you'll know they need a lot of help – and so do their parents. I was delighted by St.George's decision to introduce grandparental leave this year. It has really expanded my options to care for my two young granddaughters at such an important time in their lives."

Eleanor Sutton, Manager Corporate Secretariat from St.George, with granddaughters Kiera and Mikayla

"We all want to do the right thing by the environment but often it can be very expensive. So I leapt at the chance to use one of St.George's new Greener Dragon interest-free loans for staff to buy a rainwater tank for my house. It's a thoughtful way for the bank to help me and the environment."

Julie Reekie
St.George Lending Manager

Paul Fegan
MBA F FIN GAICD

Acting Chief Executive Officer
Group Executive, Retail Bank & Wealth Management

Paul became acting Chief Executive Officer of St.George in August 2007 following the resignation of Mrs Gail Kelly. He is a seasoned finance executive who retains responsibility for the Group's largest divisions, Retail Bank & Wealth Management. In combination, these divisions represented 58% of the Bank's profit in the latest financial year. Paul joined St.George in 2002 after being Chief Operating Officer and a Director of Yorkshire Bank in the United Kingdom, as well as holding senior finance industry roles in Australia, Hong Kong, Ireland, the UK and the United States. He has over 30 years experience in the banking industry.

Brett Wright
BE (Hons) M En [illegible] MBA PhD

Group Executive
Human Resources

Brett joined St.George in 2000 and is responsible for all aspects of the people strategy that provides St.George with competitive advantage through its more than 9,000 employees. Included within this responsibility are the functions of recruitment, learning and leadership development, culture and change, remuneration and benefits, health and safety, and employee relations. He is a key driver behind many of the Group's recent initiatives, such as grandparental leave and other more flexible working arrangements. Brett has a PhD in organisational behaviour and an extensive background in human resource management.





Paul Fegan and Brett Wright

Greg Bartlett and Michael Cameron





Peter Clare and Rob Chapman



Peter Clare
BComm MBA MAICD ACIS F Fin FCPA

Group Executive
Group Technology and Operations

Peter joined the bank in 2002, initially managing St.George's Strategy operations. In March 2007, Peter was appointed Group Executive of the newly formed Group Technology and Operations division. This division manages the development and maintenance of all technical, operational and support services. It employs over 2,500 staff in the key areas of Operations, Information Technology and Corporate Services including Property and Procurement. Before joining St.George, he led the Strategy Implementation Group at the Commonwealth Bank where he was responsible for the integration of Colonial Limited.

Rob Chapman
Assoc Dip Bus MAICD A Fin

Managing Director
BankSA

Rob was appointed BankSA's Managing Director in 2002. BankSA is a wholly owned division of St.George and South Australia's largest financial institution. With a proud heritage extending back to 1848, it plays a key role in the community as a sponsor of major events and through the BankSA & Staff Charitable Fund. Prior to this role, Rob had an extensive career in the financial services industry which included senior roles at the Commonwealth Bank, Colonial State Bank and Prudential Corporation Australia.

Greg Bartlett

Group Executive
Institutional & Business Banking (IBB)

Greg has been a member of the Group's Executive Management Committee for 17 years and he has more than three decades experience in the financial services industry. Since assuming his current role in 1999, Greg has been successful in building St.George's status as the customer's choice in business banking having won prestigious awards such as "Best Business Bank" and "Business Bank of the Year" multiple times. Over this time IBB has grown its staff complement to 1,400 people across the country with receivables increasing from $7 billion to $28 billion. IBB, which provides 60% of the Group's Funding, has also become Australia's largest issuer of mortgage-backed securities playing a key role in funding St.George's operations through its Financial Markets, Capital Markets and Securitisation activities.

Michael Cameron
BBus FCA FCPA FAICD

Chief Financial Officer
Group Executive Finance, Risk & Strategy

Michael joined St.George in July 2007 after heading up the Commonwealth Bank's Retail Bank. He is a highly experienced executive now responsible for the Group's finance, risk and strategy functions. He was previously the Chief Financial Officer at the Commonwealth Bank and prior to that was Chief Operating Officer and Chief Financial Officer of NAB's Wealth Management division. He has held senior finance roles in Australia and the United States with TNT, Barclays Bank and Lend Lease.

ABN

St.George Bank Limited
ABN 92 055 513 070
AFSL 240997

Key Dates

Annual General Meeting
(Sydney) 19 December 2007

Shareholder Information Meeting
(Melbourne) 18 June 2008*

Announcement of Results and Ordinary Dividend

- Interim (half year ended 31 March 2008) 6 May 2008*
- Final (year ended 30 September 2008) 30 October 2008*

Ordinary Shares

Final Dividend (2007) paid
18 December 2007

- Ex-dividend trading 23 November 2007
- Record date 29 November 2007

Interim Dividend (2008) paid 2 July 2008*

- Ex-dividend trading 2 June 2008*
- Record date 6 June 2008*

SAINTS, SPS and CPS

Payment date 20 February 2008*

- Ex-dividend trading 31 January 2008*
- Record date 6 February 2008*

Payment date 20 May 2008*

- Ex-dividend trading 30 April 2008*
- Record date 6 May 2008*

Payment date 20 August 2008*

- Ex-dividend trading 30 July 2008*
- Record date 6 August 2008*

Payment date 20 November 2008*

- Ex-dividend trading 31 October 2008*
- Record date 6 November 2008*

* Proposed dates only.

Contact Details

St.George Registered Office
St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (612) 9236 1111
Facsimile (612) 9952 1000

Secretary: M H S Bowan

St.George Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000, Australia
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone 1800 804 457
International (613) 9415 4000
Facsimile (613) 9473 2500

BankSA
97 King William Street
Adelaide SA 5000, Australia
Customer Service 13 13 76

Advance Investor Services
Level 5, 182 George Street
Sydney NSW 2000, Australia
Customer Service 1800 819 935

Asgard Capital Management Limited
Level 38, Central Park
152 St. George's Terrace
Perth WA 6000, Australia
Customer Service 1800 998 185

Deutsche Bank
(American Depository Receipts)
Depository Receipts Department
Floor 27, 60 Wall Street
New York, NY, USA
Telephone (1 212) 250 1505

Auditor

KPMG
10 Shelley Street
Sydney NSW 2000, Australia

Customer Services

[illegible] Centre	13 33 30
New Account Enquiries and Insurance	13 33 30
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Direct	13 38 00
St.George Financial Advice Contact Centre	1300 367 240
St.George Margin Lending	1300 304 065
Automotive Finance and Business Equipment Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Investor Services	1800 819 935
ASGARD Investor Services	1800 998 185
Customer Relations	1800 804 728

Email/Internet
Email: stgeorge@stgeorge.com.au
Internet: www.stgeorge.com.au

Credit Ratings

	Short Term	Long Term
Standard & Poor's	A-1	A+
Moody's	P-1	Aa2
Fitch Ratings	F1	A+

Shareholder Update NOT Required

Shareholders who do not wish to receive the Shareholder Update should contact the St.George share registry on 1800 804 457.

Alternatively, if you would like to be notified by email with a link to our Shareholder update or Annual Report online please visit www.investorcentre.com/au and provide your email address. If you are new to the Investor Centre website, simply click "Register Now" and enter your SRN and postcode.

Designed and produced by Ross Barr & Associates Pty Limited
Photography by John Marmaras


st.george foundation
helping disadvantaged and disabled kids
across Australia enjoy a brighter future.
ZOE'S PLACE

Since 1990, the St.George Foundation has contributed more than $11 million to Australian Childrens charities. For further information about the St.George Foundation, please visit www.stgeorgefoundation.com.au

ST08848 11/07


st.george



To: **Companies Announcements**
ASX Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1205
Facsimile:	(02) 9236 1899
Subject:	**Placement of Ordinary Shares – Section 708A(5)(e) Notice**
Date Sent:	26 November 2007

St.George Bank notifies the ASX under section 708A(5)(e) of the Corporations Act 2001 (Cth) (***Corporations Act***) that:

1. St.George Bank has today issued 21,900,000 fully paid ordinary shares to institutional investors pursuant to a placement conducted after the close of trade on 14 November 2007 and announced to ASX on 15 November 2007;

2. St.George Bank has issued these shares without disclosure to investors under Part 6D.2 of the Corporations Act – that is, without a prospectus;

3. as at the date of this notice, St.George Bank has complied with:

   (a) the provisions of Chapter 2M of the Corporations Act as they apply to St.George; and

   (b) section 674 of the Corporations Act; and

4. as at the date of this notice, all information of the kind that would be required to be disclosed to the market for the purposes of sections 708A (7) and (8) of the Corporations Act has been disclosed to ASX.

Yours sincerely

Michael Bowan
General Counsel and Secretary


st.george

news release

27 November 2007

St.George announces initial margin for CPS II; CPS II offer opens

Following the successful completion of the bookbuild process, St.George today announces that the margin for the proposed issue of CPS II has been set at 1.60% per annum (Margin). In the bookbuild process St.George has allocated firm A$320 million to institutional investors, co-managers and participating brokers. The oversubscription amount of $80 million has been reserved to allocate primarily to holders of St.George ordinary shares, CPS, SPS and SAINTS.

Dividend on CPS II

The dividends on CPS II are preferred, non-cumulative and based on a floating dividend rate that is expected to be fully franked. Dividends are scheduled to be paid at the end of each quarterly dividend period—subject to the payment tests. The dividend rate will be based on the 90 day Bank Bill Swap Rate (BBSW) on the first business day of the relevant dividend period plus the Margin, adjusted for franking. The Bank Bill Swap Rate for the first quarterly dividend will be the 90 day BBSW as at the issue date (expected to be 28 December 2007).

For example, if the Bank Bill Swap Rate is 7.17% [1] *per annum and the Margin is 1.60% per annum, then the dividend rate, for that dividend period, would be 6.14% per annum fully franked—**which is equivalent to 8.77% per annum grossed-up for the value of franking credits.***

Offer structure

CPS II will be issued through a securityholder offer to Australian resident registered holders of St.George ordinary shares, CPS, SPS and SAINTS (Eligible Securityholders), a broker firm offer to Australian resident retail clients of co-managers and participating brokers and an offer to certain institutional investors. There is no general public offer of CPS.

St.George has appointed Goldman Sachs JBWere, Macquarie Equity Capital Markets and UBS as Joint Lead Managers to the Offer. The Co-Managers to the Offer are Bell Potter, Goldman Sachs JBWere, Macquarie Private Wealth, National Online Trading, St.George and UBS Wealth Management.

St.George has been granted a waiver by ASX from Listing Rule 10.11 in relation to the offer of CPS II to permit the Directors of St.George and their associates to be issued CPS II under the Prospectus without shareholder approval, provided that the extent of the participation of all Directors (and their

Notes:
[1] The Bank Bill Swap Rate was 7.17% per annum as at 16 November 2007 for the purposes of this example.

associates) combined is no more than 0.2% of the total number of CPS II issued, and the participation of the Directors and their associates in the offer of the CPS II is on the same terms and conditions as other subscribers.

Offer is now open

The CPS II offer is now open. Full details of the offer are contained in the replacement prospectus which has been lodged with the Australian Securities and Investments Commission today. The offer is scheduled to close at

- 5:00 pm on 19 December 2007 for applicants to the securityholder offer; and
- 10:00 am on 27 December 2007 for broker firm applicants

unless St.George closes the offer early.

Eligible Securityholders and broker firm applicants who are considering applying for CPS II should read the prospectus in full. An electronic version of the prospectus is available online at www.stgeorge.com.au/cps2offer. Eligible Securityholders can also request to receive a paper copy of the prospectus and a personalised securityholder application form by contacting the St.George InfoLine on 1800 804 457 or online at www.stgeorge.com.au/cps2offer. Eligible Securityholders may apply using an online or paper application form. Please note that Eligible Securityholders will be required to pay using BPAY when applying online. Broker firm applicants should contact their co-manager or participating broker for a prospectus and a broker firm application form.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Investors/Analysts:

Sean O'Sullivan
Investor Relations
02 9236 3618 or 0412 139 711

Important notices

This announcement, and the information it contains, does not take into account your investment objectives, financial situation or particular needs. In deciding whether to subscribe for CPS II you should read the Prospectus and seek investment advice from your financial adviser or other professional adviser. An investment in CPS II is not a deposit liability of any member of the St.George Group and is not subject to the depositor protection provisions of Australian banking legislation. It is subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither St.George nor any other member of the St.George Group stands behind or guarantees the value or performance of CPS II. The offer of CPS II will only be made in, or accompanied by, the Prospectus. Anyone wishing to acquire CPS II will need to complete the application form that will accompany the Prospectus. This announcement is not a prospectus and does not constitute an invitation or offer to subscribe for or buy any CPS II.

This release does not constitute an offer of securities for sale in the United States. Any securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graham J Reaney
Date of last notice	10 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 26,131 shares (fully paid ordinary) Indirect 24,935 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* Director of shareholder and Power of Attorney for shareholder
Date of change	22 November 2007
No. of securities held prior to change	48,863 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	2,203 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$36.2984 per share
No. of securities held after change	51,066 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Oswin Hawkins
Date of last notice	18 May 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 4,541 shares (fully paid ordinary) Indirect: 6,873 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 1,373 shares (fully paid ordinary) held by Petlyn Holdings Pty Limited <ATF The Hawkins Family Trust> Mr Hawkins is a director of Petlyn Holdings Pty Limited. Indirect: 5,500 shares (fully paid ordinary) held by Lynter Investments Pty Limited <ATF The Hawkins Family Superannuation Fund> Mr Hawkins is a director of Lynter Investment Pty Limited.
Date of change	22 November 2007
No. of securities held prior to change	8,660 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	2,754 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$36.2984 per share

+ See chapter 19 for defined terms.

No. of securities held after change	11,414 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Non-Executive Directors' Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Terry James Davis
Date of last notice	20 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 22,870 shares (fully paid ordinary) Indirect: 5,000 (CPS)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: CPS held by Bryt Pty Limited as trustee for the Davis Retirement Fund. Mr Davis is a director of Bryt Pty Limited
Date of change	22 November 2007
No. of securities held prior to change	17,165 shares (fully paid ordinary) 5,000 CPS
Class	Fully Paid Ordinary
Number acquired	5,705 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$36.2984 per share
No. of securities held after change	22,870 shares (fully paid ordinary) 5,000 CPS

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Non-Executive Directors' Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 20,600 shares (fully paid ordinary) Indirect 4,695 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect : 1. 4,695 Shares and 318 SAINTS held by Stourhead Holdings Pty Ltd as trustee for the Curtis Super Fund. (Mr Curtis is a director of Stourhead Holdings Pty Ltd). 2. 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited held by Westpac Custodian Nominees Limited Securities Trustee, as trustee for Stourhead Holdings Pty Limited - (which is in turn trustee for the Curtis Super Fund. Mr Curtis is a director of Stourhead Holdings Pty Limited)
Date of change	22 November 2007
No. of securities held prior to change	22,541 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment warrants in fully paid Ordinary shares of St.George Bank Limited

+ See chapter 19 for defined terms.

Class	Ordinary fully paid shares
Number acquired	2,754 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$36.2984 per share
No. of securities held after change	25,295 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Non-Executive Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	7 July 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 6,450 shares (fully paid ordinary) Indirect: 2,377 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 2,377 shares held by Pollard Strategy Associates Pty Limited as trustee for the PSA superannuation trust fund
Date of change	22 November 2007
No. of securities held prior to change	7,450 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	1,377 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$36.2984 per share
No. of securities held after change	8,827 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Non-Executive Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SAINTS - Declaration of Dividend**
Date Sent:	28 November 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.5047 per SAINTS to be paid 20 February 2008 with a record date for determination of entitlements of 5 February 2008. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SPS - Declaration of Dividend**
Date Sent:	28 November 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $1.4606 per SPS to be paid 20 February 2008 with a record date for determination of entitlements of 5 February 2008. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS - Declaration of Dividend**
Date Sent:	28 November 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS, the Bank has declared a quarterly dividend of $1.4782 per CPS to be paid on 20 February 2008 with a record date for determination of entitlements of 5 February 2008. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	505,097
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 94,792 – nil 2. 81,721 - $20.40 3. 58,667 - $21.70 4. 15,786 - $24.56 5. 62,300 - $28.01 6. 191,831 - nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Executive Performance Share Plan. 2-5. Shares issued under the St.George Bank Executive Option Plan 6. Share issued under the St.George Bank Reward Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1-5: 29 November 2007 6: 16 November 2007

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
555,388,518	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
2,690	Redeemable Preference Borrower Shares
197,383	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 29/11/07

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

St.George Bank Limited ("St.George")

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Non-cumulative, unsecured, converting preference shares in the capital of St.George ("CPS II") offered under a prospectus dated 19 November 2007, released to ASX on that date (the "Prospectus").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Maximum number = 4,000,000 CPS II
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Sections 1 and 2 of the Prospectus. CPS II are non-cumulative, unsecured, converting preference shares and will be fully paid with a face value of $100 per CPS II. A preferred, non-cumulative, floating rate dividend will be payable at the Directors' sole discretion and is subject to a number of payment tests. Dividends will be payable in arrear on 20 February, 20 May, 20 August and 20 November in each year that CPS II are on issue, with the first dividend payment date being on 20 February 2008.

CPS II are perpetual securities and have no maturity. However, CPS II are designed to mandatorily convert into Ordinary Shares on 20 August 2013 provided that both the Mandatory Conversion Conditions are satisfied, or St.George can arrange for a third party purchaser(s) to acquire all CPS II from holders on that date for $100 each. If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2013, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.

The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different times. The dates and conditions are:

- on the 25th Business Day before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) must be at least 55% of the Issue Share Price; and
- during the 20 Business Days before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) must be greater than 50% of the Issue Share Price.

St.George may choose, after a Tax Event or a Regulatory Event, and must choose, after an Acquisition Event, (subject to APRA approval) to:

- convert each CPS II into a number of Ordinary Shares equal to the Conversion Number;
- redeem, buy-back or cancel CPS II for the Face Value of $100 each; or
- undertake a combination of the above; or
- transfer the CPS II to a third party purchaser(s).

St.George must not choose conversion as the method of Exchange if the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) on the second Business Day before the proposed date of dispatch of the Exchange Notice is less than 55% of the Issue Share Price.

If a Tax Event, Regulatory Event or Acquisition Event occurs and conversion is chosen by

+ See chapter 19 for defined terms.

St.George, if the actual Conversion Number equals or exceeds the Maximum Conversion Number on the Exchange Date, then conversion will not occur on that date. In these circumstances, St.George must issue another Exchange Notice (which can include a choice by St.George to redeem, buy-back or cancel all CPS II for $100 each) or arrange a transfer to a third party purchaser(s) of all CPS II on issue.

If St.George does convert CPS II under Mandatory Conversion or in the event of a Tax Event, Regulatory Event or Acquisition Event, then the Conversion Number that determines the rate at which each CPS II will convert into Ordinary Shares will be calculated by dividing:

- the Face Value of $100 per CPS II; by
- the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Exchange Date – with that VWAP reduced by the 1.0% Conversion Discount.

CPS II do not carry a right to participate in issues of securities of St.George or to participate in any bonus issues, unless (and only to the extent) the Directors determine otherwise.

CPS II do not carry a right to vote at general meetings of St.George, except in limited circumstances prescribed by the ASX Listing Rules.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes - see clause 5.1 of the Terms of Issue in Appendix A of the Prospectus. See also Sections 2.10.1 and 2.11.4 of the Prospectus. CPS II rank equally among themselves and are subordinated to all depositors and creditors of St.George. Until conversion, CPS II rank in priority to Ordinary Shares for the payment of dividends. CPS II rank equally with SAINTS, SPS and CPS in respect of the payment of dividends. CPS II rank in priority to Ordinary Shares and equal with SAINTS, SPS and CPS in respect of a return of capital and the payment of dividends

		declared but unpaid upon a winding up of St.George. Upon conversion of CPS II into Ordinary Shares, they will rank equally with all other Ordinary Shares then on issue.
5	Issue price or consideration	$100 per CPS II
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	CPS II are being issued by St.George as part of its ongoing capital management – specifically to replace the US$250 million of Depositary Capital Securities redeemed by St.George in June 2007 and to fund organic growth.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 January 2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	532,983,450	Ordinary Shares
		3,500,000	SAINTS
		1,500,000	SPS
		3,250,000	CPS
		4,000,000	CPS II
		2,690	Redeemable Preference Borrower Shares
		197,383	Redeemable Preference Depositor Shares
		90,000	Floating Rate Transferable Deposits due 8 April 2011
		40,000	Fixed Rate Transferable Deposits due 8 April 2011
		45,000	Floating Rate Transferable Deposits due 28 November 2011
		15,000	Fixed Rate Transferable Deposits due 28 November 2011

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	See Section 1 (under the heading "Dividends") and Section 2.5 of the Prospectus. A preferred, non-cumulative, floating rate dividend will be payable at the Directors' sole discretion and is subject to a number of payment tests. Dividends will be payable in arrear on 20 February, 20 May, 20 August and 20 November in each year that CPS II are on issue, with the first dividend payment date being on 20 February 2008.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 November 2007

Company secretary

Print name: Michael Harold See Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	37,983
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 November 2007

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	532,600,641	Ordinary Shares
		3,500,000	SAINTS
		1,500,000	SPS
		3,250,000	CPS
		2,956	Redeemable Preference Borrower Shares
		214,210	Redeemable Preference Depositor Shares
		90,000	Floating Rate Transferable Deposits due 8 April 2011
		40,000	Fixed Rate Transferable Deposits due 8 April 2011
		45,000	Floating Rate Transferable Deposits due 28 November 2011
		15,000	Fixed Rate Transferable Deposits due 28 November 2011

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 6/11/07

Print name: Michael Bowan

== == == == ==



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	163,367
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	2,950 Nil 77,095 - $20.40 60,668 - $21.70 22,654 - $28.01
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan and Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 November 2007

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
532,764,008	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
2,956	Redeemable Preference Borrower Shares
214,210	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 7/11/07

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.



news
release

13 November 2007

St George Bank Appoints Paul Fegan as Chief Executive Officer

The Board of St.George Bank Limited today announced the appointment of Mr Paul Fegan as Chief Executive Officer effective immediately.

The Chairman of St.George Bank, Mr John Thame, said, "We are delighted to appoint Paul as the new Chief Executive Officer. He is superbly equipped to continue and build on the Bank's momentum. He brings thirty years financial services experience to the role including over five years experience at St.George. This includes his most recent experience of running both the Retail and Wealth divisions of the Group which account for nearly 60 per cent of the Group's total revenue."

An international executive search was conducted and considered both internal and external candidates.

Mr Thame said, "I am particularly pleased with the appointment of an internal successor. This is a credit to Paul and reflects the depth and strength of a highly experienced and very stable senior executive management team. The Bank has never been in better shape and its organic growth strategy continues to deliver for its shareholders."

Mr Fegan said, "It is a great privilege and responsibility to be asked to lead the St.George Group. The Bank has an outstanding heritage and brand built upon its strong people and community focus."

Further, "As an Australian financial services institution, we have a major responsibility to all our staff, customers, shareholders and the wider community to ensure their ongoing security and prosperity. This will continue to be the Group's key priority."

"Looking ahead, the Group has a clear organic growth strategy in place, which has consistently delivered. My focus will be to ensure that we drive this strategy while continuing to reinvest in the business. Given the increased competitiveness and volatility in the market place we do not have the luxury of being complacent," Mr Fegan commented.

Mr Fegan has been the Acting Chief Executive Officer since the former chief executive Mrs Gail Kelly announced her resignation on 17 August 2007.

Attached are biographical details for Paul Fegan together with the letter of appointment and key employment terms. Details of the service agreement will be provided to the ASX once finalised.

The Bank remains on track to deliver on its target of 10 per cent earnings per share growth for 2008.

Ends ......

Media contact:

John Thame – 02 9236 3503

Jeremy Griffith - 02 9236 1328 or 0411 259 432

Biographical Details

Paul Fegan became Acting Chief Executive Officer of St.George in August 2007 following the resignation of the former Managing Director and Chief Executive Officer, Mrs Gail Kelly.

While Acting Chief Executive Officer, he retained responsibility for the Group's largest divisions, Retail Bank & Wealth Management. In combination, these divisions represented nearly 60% of the Bank's profit in the latest financial year.

Paul joined St.George in 2002 after being Chief Operating Officer and a Director of Yorkshire Bank in the United Kingdom, as well as holding senior finance industry roles in Australia, Hong Kong, Ireland, the United Kingdom and the United States. He has over 30 years experience in the banking industry.

He holds a Master of Business Administration, is a Fellow of Finsia and a Graduate of the Australian Institute of Company Directors.

Paul, aged 46, is married with two children.

Appointment Letter and Summary of Key Employment Terms attached.


st.george

from the office of the
Chairman

St.George Bank Limited
182 George Street
Sydney NSW 2000
Telephone 02 9236 1261
Facsimile 02 9236 1126
ABN 92 055 513 070, AFSL 240997

13 November 2007

Mr P A Fegan
18 Milner Street
MOSMAN NSW 2088

Dear Paul

On behalf of the Board of St.George Bank Limited, I confirm that we are delighted today to appoint you the Chief Executive Officer of the Bank, effective immediately.

The appointment will be on the terms of the attached "Service Key Terms". I confirm that we will jointly agree and execute a Service Agreement shortly to more fully set out the terms of appointment.

The Board very much looks forward to working with you.

Please sign the duplicate of this letter to accept our invitation.

Yours sincerely

John M Thame
Chairman

Accepted

Paul A Fegan
Chief Executive Officer
Date: 13 November 2007

Service Key Terms

The employment arrangements have been established by taking into account the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations as well as industry practice.

St.George Bank Limited (the ***Company***) has also obtained external advice from Egan Associates on Australian and international peer company benchmarks prior to establishing these remuneration arrangements.

Term

Your employment as Chief Executive Officer will commence on 13 November 2007 (***Commencement Date***) and continue until terminated as set out below (the ***Term***).

Fixed Remuneration

For each financial year of the Term, the Company will pay you a base amount equivalent to a Total Employment Cost of $1,700,000 (including superannuation contributions and any fringe benefits tax), which will be reviewed annually. Payment will be made pro-rata for each part of a year comprising the Term. The amounts to be paid may be taken in the form of a base salary and such other components (including without limitation the provision of a motor vehicle) as we may agree with you.

Short Term Incentive

You will be eligible for an annual performance incentive of, in aggregate, up to $1,800,000. The Nomination and Remuneration Committee will recommend to the Board the Key Performance Indicators against which performance will be assessed. These will be in the form of a Balanced Scorecard related to the Group and the individual and include Financial, Customer, People, Risk and Compliance and Strategy outcomes. The details of the criteria and the portion of the annual performance incentive to which they relate, and the proposed date for payment, will be notified to you by the Board no later than 31 January 2008, and 31 January in each financial year thereafter, and will be subject to annual review by the Board.

Long Term Incentive

Within 10 Business Days of the Commencement Date, the Company will grant to you:

- pursuant to the Company's Executive Option Plan, such number of options being $650,000 divided by the value of the options determined using a binomial model (the ***Options***); and
- pursuant to the Company's Executive Performance Share Plan, such number of awards being $650,000 divided by the volume weighted average price of the Company's shares for the 5 day period up to and including the Commencement Date (the ***Awards***).

Each Option and Award will be granted for no consideration. An Award will entitle you, on exercise, to one fully paid ordinary share in the Company for no consideration. An Option will entitle you, on exercise, to one fully paid ordinary share in the Company for an exercise price per share equal to the volume weighted average price of the Company's shares during the five trading days up to and including the Commencement Date.

The Awards and Options will be divided into 3 equal tranches and will vest over a 5 year period subject to either:

- EPS growth at an annual compound rate of 10% being achieved; or
- the aggregate capital of those companies within the Financial Services Comparator Group which have a Total Shareholder Return (measured from 1 October 2007) less than the Company being equal to 50 per cent of the aggregate capital of the total Financial Services Comparator Group (in which case 50% of the options and 50% of the awards will vest, with vesting increasing on a straight line basis to 100% where the aggregate capital of those companies within the Financial Services Comparator Group which have a Total Shareholder Return (measured from 1 October 2007) less than the Company is equal to or greater than 75 per cent of the aggregate capital of the total Financial Services Comparator Group).

Termination

Your employment may be terminated by the Company:

- without notice for cause (in which case you will only be entitled to accrued Total Employment Cost on the termination date, and your unvested Options and Awards and vested Options and Awards which have not been exercised by the termination date will lapse); or
- on 12 months' notice given at any time after the first anniversary of the Commencement Date for any reason (in which case you will be entitled to one times Total Employment Cost and entitled to exercise any Options or Awards which have vested on or before the termination date, and may receive a pro rata payment of any short term incentive amount at the Board's sole discretion).

You may terminate your employment with the Company:

- on 6 months' notice (in which case you will be entitled to accrued Total Employment Cost on the termination date and entitled to exercise any Options or Awards which have vested on or before the termination date); or
- if there is a material diminution of your role and responsibilities (in which case you will be entitled to one times Total Employment Cost and entitled to exercise any Options or Awards which have vested on or before the termination date, and may receive a pro rata payment of any short term incentive amount at the Board's sole discretion).

****





Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	80,042
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 November 2007

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
532,8444,050	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
2,690	Redeemable Preference Borrower Shares
197,383	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 14/11/07

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.



NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

st.george

news release

15 November 2007

St.George successfully completes A$766.5 million capital raising and reconfirms FY2008 EPS guidance

St.George Bank Limited (St.George) announced the pricing today of a A$766.5 million equity capital raising in the domestic and international capital markets.

The institutional placement received strong support from local and international investors. It was conducted by way of a bookbuild and will result in the issue of 21,900,000 new ordinary shares at A$35.00 per share. The placement shares will rank equally with existing ordinary shares except that they will not participate in the 2007 final dividend to be paid on 18 December 2007.

St.George also announced that it will cancel the underwriting of the dividend reinvestment plan for the 2007 final dividend which was announced at the full year results.

St.George Chief Executive Officer, Paul Fegan, said "we are very pleased with the strong show of support the market has given us. The additional capital puts us in a strong position to take advantage of the growth opportunities that we are currently seeing in the market."

Mr Fegan also reconfirmed that assuming a reasonably sound economic environment, St.George is targeting 10% EPS growth in 2008.

St.George intends to offer retail shareholders of St.George the opportunity to purchase further shares via a share purchase plan (SPP) in early calendar year 2008. The SPP will provide eligible ordinary shareholders with the opportunity to subscribe for up to A$5,000 worth of St.George ordinary shares, without incurring brokerage or other transaction costs. Further details of the SPP will be provided to eligible St.George shareholders in due course.

The placement shares will be issued to a variety of institutional investors who were allocated placement shares under the bookbuild. Settlement is scheduled to take place on 23 November 2007 with issue of the placement shares to occur on 26 November 2007. The placement shares are scheduled to commence trading on 26 November 2007 (on an ex-dividend basis).

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Investors/Analysts:

Anna Collins
Investor Relations
02 9236 3610 or 0411 209 529


st.george

news release

19 November 2007

St.George announces Non-innovative hybrid Tier 1 capital offer— Converting Preference Shares II (CPS II)

St.George Bank Limited (St.George) announces today a Non-innovative hybrid Tier 1 Capital offer to raise up to $400 million through the offer of Converting Preference Shares II (CPS II).

CPS II are converting preference shares to be issued directly by St.George. They are similar, but not identical, to the Converting Preference Shares (CPS) issued by St.George in December 2006. Three million CPS II will be offered at $100 each to raise up to $300 million, with the ability to accept oversubscriptions for up to a further $100 million (Offer). St.George is reserving the ability to take oversubscriptions to allocate primarily to its ordinary shareholders and holders of CPS, SPS and SAINTS (together Eligible Securityholders) under a Securityholder Offer.

St.George's Chief Executive Officer, Paul Fegan, said "the Offer was foreshadowed in our recent results announcement and at the time of the placement last week. It forms part of St.George's ongoing capital management program—specifically to replace the US$250 million of Depositary Capital Securities redeemed by St.George in June 2007. The issue of CPS II and the issue of ordinary shares under the placement puts us in a strong position to take advantage of the growth opportunities that we are currently seeing in the market."

As announced at the time of the placement, St.George also intends to offer retail shareholders of St.George the opportunity to purchase further ordinary shares via a share purchase plan (SPP) in early 2008. The SPP will provide eligible ordinary shareholders with the opportunity to subscribe for up to A$5,000 worth of St.George ordinary shares, without incurring brokerage or other transaction costs. Further details of the SPP will be provided to eligible St.George shareholders in due course.

Key features of CPS II

Full details of the terms of CPS II and the Offer are in the Prospectus that accompanies this announcement and can be found online at www.stgeorge.com.au/cps2offer.

Dividends

- CPS II are expected to pay fully franked, non-cumulative, floating rate dividends at the end of each quarterly dividend period—subject to the payment tests.
- The dividend rate will be based on the 90 day Bank Bill Swap Rate plus a margin, adjusted for franking. Accordingly, holders are expected to receive cash dividends and franking credits.
  - The Bank Bill Swap Rate is for:
    - the first dividend to be paid on 20 February 2008—the Bank Bill Swap Rate applying on the issue date (expected to be 28 December 2007); and
    - all subsequent dividend periods—the Bank Bill Swap Rate applying on the first business day of the relevant dividend period.
  - The margin will be determined under a bookbuild to be conducted on 26 November 2007.
  - *For example, if the Bank Bill Swap Rate is 7.17%[1] per annum and the margin is 1.50% per annum, then the dividend rate, for that dividend period, would be 6.07% per annum fully franked—**which is equivalent to 8.67% per annum grossed-up for the value of franking credits.***
- St.George expects to announce the results of the bookbuild and open the Offer on 27 November 2007.

Mandatory conversion

- On 20 August 2013, CPS II are expected to either convert into a variable number of ordinary shares or St.George can arrange for a third party purchaser(s) to acquire all CPS II from holders (this latter process is called Transfer) on that date for $100 each.
- Conversion of CPS II into ordinary shares is subject to mandatory conversion conditions that are designed to provide protection to holders from receiving less than $101.01[2] worth of ordinary shares per CPS II upon conversion.

Exchange

- If a tax event or a regulatory event occurs, then St.George **may** choose to, and if an acquisition event occurs St.George **must** choose to, Exchange (that is, redeem, buy-back, cancel or convert) all CPS II on issue. The mechanism of Exchange chosen by St.George is subject to APRA giving its prior approval.
- There are certain limited circumstances where conversion may not be used as a mechanism of Exchange.
- Alternatively, St.George may choose to arrange for Transfer to occur on an exchange date.

Ranking

- On a winding-up of St.George, CPS II will rank behind all depositors and creditors, equally with CPS, SPS and SAINTS, and ahead of ordinary shares.

Credit ratings

- When issued, CPS II are expected to have the following issue credit ratings[3]— 'A–' by Standard & Poor's, 'A1' by Moody's, 'A–' by Fitch Ratings.

ASX quotation

- St.George will apply to quote CPS II on ASX under ASX code 'SGBPE'.

Notes:

[1] The Bank Bill Swap Rate was 7.17% per annum as at 16 November 2007 for the purposes of this example.

[2] The volume weighted average price (called VWAP) of ordinary shares during the 20 business days before conversion that is used to calculate the number of ordinary shares you receive on conversion of CPS II may differ from the ordinary share price on or after conversion. This means that the value of ordinary shares received on conversion of each CPS II into ordinary shares may be worth more or less than $101.01 when they are issued.

[3] Any issue credit rating of 'BBB–' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade.

Offer details

Syndicate

St.George has appointed Goldman Sachs JBWere, Macquarie Equity Capital Markets and UBS as Joint Lead Managers to the Offer. The Co-Managers to the Offer are Bell Potter, Goldman Sachs JBWere, Macquarie Private Wealth, National Online Trading, St.George and UBS Wealth Management.

Offer structure

CPS II will be offered under:

- a Securityholder Offer to Australian resident holders of St.George ordinary shares, CPS, SPS and SAINTS registered as at 7.00pm on 16 November 2007 (Eligible Securityholders);
- a Broker Firm Offer to Australian resident retail clients of Co-Managers and Participating Brokers (Broker Firm Applicants); and
- an Institutional Offer to certain institutional investors.

Applications must be for a minimum of $5,000 (50 CPS II).
There is no general public offer of CPS II.

Key dates for the Offer

The Offer is expected to open on 27 November 2007.

The closing date for the Offer is expected to be:

- 5.00pm on 19 December 2007 for Eligible Securityholders under the Securityholder Offer; and
- 10.00am on 27 December 2007 for Broker Firm Applicants.

Key dates relating to this Offer are set out in the Annexure to this announcement.

Additional information

Full details of the Offer are contained in the Prospectus, which eligible investors should read in full. The Prospectus can be accessed in electronic form online at www.stgeorge.com.au/cps2offer or Eligible Securityholders can request a paper copy of the Prospectus either:

- online at www.stgeorge.com.au/cps2offer; or
- by contacting the St.George InfoLine on 1800 804 457.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Investors/Analysts:

Sean O'Sullivan
Investor Relations
02 9236 3618 or 0412 139 711

Important notices

This announcement, and the information it contains, does not take into account your investment objectives, financial situation or particular needs. In deciding whether to subscribe for CPS II you should read the Prospectus and seek investment advice from your financial adviser or other professional adviser. An investment in CPS II is not a deposit liability of any member of the St.George Group and is not subject to the depositor protection provisions of Australian banking legislation. It is subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither St.George nor any other member of the St.George Group stands behind or guarantees the value or performance of CPS II. The offer of CPS II will only be made in, or accompanied by, the Prospectus. Anyone wishing to acquire CPS II will need to complete the application form that will accompany the Prospectus. This announcement is not a prospectus and does not constitute an invitation or offer to subscribe for or buy any CPS II.

This release does not constitute an offer of securities for sale in the United States. Any securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available.

Annexure

The indicative Offer timetable and key dates in relation to the Offer are set out below.

Key dates for the Offer	Date [1]
Announcement of Offer and Prospectus lodged with ASIC	19 November 2007
Bookbuild	26 November 2007
Announcement of margin and opening date	27 November 2007
Closing date for the Securityholder Offer (5.00pm)	19 December 2007
Closing date for the Broker Firm Offer (settlement broker firm and institutional) (10.00am)	27 December 2007
Issue date	28 December 2007
CPS II commence trading on ASX on a deferred settlement basis	31 December 2007
Holding statements dispatched by	3 January 2008
CPS II commence trading on ASX on a normal settlement basis	4 January 2008

Key dates for CPS II	Date
Record date for first dividend	5 February 2008
First dividend payment date	20 February 2008 [2]
Mandatory conversion date	20 August 2013 [3]

Notes:

1 All dates and times are based on Sydney, New South Wales, Australia time.

2 Dividends are scheduled to be paid at the end of each quarterly dividend period—subject to certain payment tests.

3 The mandatory conversion date may be later than 20 August 2013 if both of the mandatory conversion conditions are not satisfied at that date.

Dates may change

St.George, in conjunction with the Joint Lead Managers, reserves the right to amend this indicative timetable without notice including, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, to extend the closing date, to accept late applications, or to cancel the Offer before the issue of CPS II. If the Offer is cancelled before the issue of CPS II, all application payments will be refunded (without interest) to applicants as soon as possible.

Quotation on ASX

St.George will apply to ASX within seven days after the date of the Prospectus for CPS II to be quoted on ASX. Quotation of CPS II is not guaranteed or automatic. If ASX does not grant permission for CPS II to be quoted, CPS II will not be issued and all application payments will be refunded (without interest) to applicants as soon as possible.

Applications

No application will be accepted (and no CPS II will be issued) until seven days after the Prospectus was lodged with ASIC. ASIC may extend that period for up to a further seven days (that is, up to a total of 14 days) by notice in writing to St.George. This period is known as the Exposure Period. Any applications received during the Exposure Period will not be accepted until after that period ends.



St.George Converting Preference Shares II (CPS II)

20-21 November 2007

Not for release in the United States

This presentation is not for distribution or release in the United States or to any US person and may not be forwarded, reproduced, disclosed or distributed in whole or in part to any other person.

This presentation does not constitute an offer of securities for sale in Australia, the United States or elsewhere and any securities described in this presentation may not be offered or sold in Australia, the United States or elsewhere absent registration under the relevant legislation or an exemption from registration.

st.george

Good with people. Good with money.

Important notice

- The offer of non-cumulative unsecured converting preference shares II (CPS II) in St.George Bank Limited (ABN 92 055 513 070) (St.George) is made in a prospectus lodged with the Australian Securities and Investments Commission on 19 November 2007 (Prospectus). This presentation does not constitute an invitation to apply for CPS II and does not contain any application form for CPS II. Anyone eligible and wishing to apply for CPS II will need to complete the application form that will be in, or will accompany, the Prospectus. Neither this presentation nor anything contained in it shall form the basis of any contract or commitment and it is not intended to induce any person to engage in, or refrain from engaging in, any transaction.
- The information in this presentation (which has been lodged with the Australian Securities Exchange as a continuous disclosure notice) is for general information purposes only. This presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment, and prospective investors should conduct their own independent investigation and assessment of CPS II and the information contained in, or referred to in, this presentation. The information is not financial product advice and has been prepared without taking account of any person's investment objectives, financial situation or particular needs. Anyone eligible and wishing to apply for CPS II should refer to the Prospectus and seek appropriate advice before deciding whether to invest in CPS II.
- St.George reserves the right to cancel, or vary the timetable of, the offer of CPS II.
- Nothing in this presentation should be considered as a solicitation, offer or invitation in any place where, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register the CPS II or otherwise permit a public offering of the CPS II in any jurisdiction outside of Australia. The distribution of this presentation outside Australia may be restricted by law. Persons who come into possession of this presentation who are not in Australia should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.
- This presentation does not constitute an offer of securities in the United States or to any US Person (as defined in Regulation S of the US Securities Act 1933 as amended (US Securities Act)). CPS II have not been, and will not be, registered under the US Securities Act, and may not be offered or sold in the United States or to, or for the account of, US persons (as defined in Regulation S of the US Securities Act) except in a transaction that is exempt from the registration requirements under the US Securities Act and applicable US state securities laws. This presentation must not be sent to any person in the US or otherwise distributed within the US or to US persons.
- Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897) (Goldman Sachs JBWere), the Macquarie group of companies (Macquarie), the UBS AG group of companies (UBS), and each of their respective affiliates, directors, partners, officers and employees may have interests in the securities referred to in this presentation, including being directors of, or providing investment banking services to, St.George. Further, they may act as a market maker or buy or sell those securities or associated derivatives as principal or agent. None of Goldman Sachs JBWere, Macquarie nor UBS accept any responsibility for the contents of this presentation nor anything contained in it. Goldman Sachs JBWere, Macquarie, UBS and / or their affiliates are acting as Joint Lead Managers to the offer of CPS II and may receive fees for acting in that capacity.
- Macquarie Equity Capital Markets Limited (ABN 60 001 374 572) is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and Macquarie Equity Capital Markets Limited (ABN 60 001 374 572) obligations do not represent deposits or other liabilities of Macquarie Bank Limited (ABN 46 008 583 542). Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Equity Capital Markets Limited.


st.george

Agenda


st.george

Offer summary

Issuer	St.George Bank Limited (St.George)
Offer size	Up to $300 million, with the ability to accept oversubscriptions for up to a further $100 million
Purpose	Non-innovative Residual Tier 1 Capital raising—part of St.George's ongoing capital management program, specifically to replace the US$250m of Depositary Capital Securities (DCS) redeemed by St.George in June 2007 and to fund organic growth
Key terms	▪ Non-cumulative unsecured converting preference shares in capital of St.George (similar but not identical to the CPS issued by St.George in December 2006) ▪ Dividends are quarterly, preferred, non-cumulative, expected to be fully franked and are based on a floating rate set at a Margin over 90 day Bank Bill Swap Rate ▪ CPS II will convert into ordinary shares on or after 20 August 2013 provided the two Mandatory Conversion Conditions relating to the St.George ordinary share price are satisfied ▪ CPS II may be Exchanged (redeemed, bought back, cancelled or converted) or Transferred to a third party purchaser for $100 per CPS II at certain other times before 20 August 2013 if a tax event, regulatory event or acquisition event occurs
Issue credit rating	'A-' by Standard & Poor's, 'A1' by Moody's and 'A-' by Fitch Ratings
Quotation on ASX	St.George will apply for CPS II to be quoted on ASX under code 'SGBPE'
Ranking on winding up	CPS II rank behind all depositors and creditors, equally with CPS, SPS and SAINTS and ahead of ordinary shares
Joint lead managers	Goldman Sachs JBWere, Macquarie Equity Capital Markets and UBS
Co-Managers	Bell Potter, Goldman Sachs JBWere, Macquarie Private Wealth, National Online Trading, St.George and UBS Wealth Management


st.george

Summary of key dates

Event	Date*
Announcement of Offer and Prospectus lodged with ASIC	19 November 2007
Roadshow	20-21 November 2007
Bookbuild (broker firm bids due at 10am; institutional bids due at 2pm)	26 November 2007
Margin announced and Offer opening date	27 November 2007
Closing date for Securityholder Offer	5:00pm, 19 December 2007
Closing date for Broker Firm Offer (settlement broker firm and institutional)	10:00am, 27 December 2007
Issue date	28 December 2007
CPS II commence trading on ASX on a deferred settlement basis	31 December 2007
Holding statements dispatched by	3 January 2008
CPS II commence trading on ASX on normal settlement basis	4 January 2008
Record date for first dividend	5 February 2008
First dividend payment date	20 February 2008**
Mandatory Conversion Date	20 August 2013***

* All dates and times refer to Sydney, New South Wales, Australia time.

** Dividends are scheduled to be paid at the end of each quarterly dividend period—subject to certain payment tests.

*** The Mandatory Conversion Date may be later than 20 August 2013 if both the Mandatory Conversion Conditions are not satisfied at that date.


st.george

Offer structure

- Offer of $300 million worth of CPS II, with the ability to accept oversubscriptions for up to a further $100 million
  - *St.George is reserving the ability to take oversubscriptions to allocate primarily* to holders of its ordinary shares, CPS, SPS and SAINTS (Eligible Securityholders)
- Margin to be determined via Bookbuild on 26 November 2007
  - Indicative Bookbuild range of 1.50% p.a. to 1.75% p.a. over the 90 day Bank Bill Swap Rate
- The Offer is available to
  - St.George ordinary shareholders and holders of CPS, SPS and SAINTS (Securityholder Offer)
  - retail clients of Co-Managers and Participating Brokers (Broker Firm Offer)
  - Institutional Investors (Institutional Offer)
- There is no general public offer of CPS II


st.george

Agenda



Offer summary

St.George financial performance and capital management

Key terms of CPS II

Bookbuild and syndicate details


st.george

We delivered an excellent FY07 result driven by...

- Strong revenue growth
- Outstanding business volumes growth
- Effective cost management
- Significant investment in the future
- Superior credit quality
- Focused execution of strategy

Robust momentum supports confidence for the future


st.george

Profit result – FY07

	Sep-07	Sep-06	Change %
Cash profit*	$1,160m	$1,026m	13.1
Net profit**	$1,163m	$1,048m	11.0
Earnings per share*	218.9¢	195.8¢	11.8
Return on equity*	23.2%	22.9%	
Expense to income*	42.5%	44.0%	
Dividend	168¢	151¢	11.3


st.george

* Cash basis excludes hedging and derivatives and significant items.
** Net profit includes hedging and derivatives and significant items.

Risk weighted asset growth

- Over the past five years we have grown net profit after tax at a CAGR of 18.1% with strong growth in risk weighted assets
- Market conditions remain supportive of continued strong growth:
  - risk weighted asset growth has accelerated to 19.3% in FY07
- Risk weighted assets have increased rapidly:
  - in October risk weighted asset growth was $1.3 billion
  - annualised growth of above 20%
  - continued success in SME market
- Based on current market conditions, we expect this growth to continue, given
  - strong lending environment
  - credit market volatility improving our competitive position



100
80
60
40
20
0
RWA ($bn)
1,500
1,000
500
0
NPAT* ($m)
505
606
717
896
1,026
1,160
19.3%
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
RWA (LHS)
NPAT* (RHS)



st.george

* After tax expense and preference dividends and excluding significant items.

Consistently excellent credit quality

Gross non-accruals/net receivables*



100
50
0
Average of the 4 majors
St.George
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07

Bad and doubtful debts 0.18% of average total receivables

- Low risk business mix
- Proven track record
- No exposures to:
  - US or domestic sub-prime lending
  - CDOs
  - credit default swaps
  - hedge funds
- No underwriting risk to large deals
- 97% of treasury credit exposures are rated "A" or better
- Consumer lending credit quality further improved
- Business lending credit quality remains excellent



st.george

* Sep-05 onwards includes securitisation and bill acceptances.

Capital management strategy

- St George has announced the following capital management initiatives:
  - *placement of* $767 *million ordinary* shares to be issued on 26 November 2007
  - the issue of up to $400 million of non-innovative Tier 1 securities (CPS II)
- The rationale for these initiatives is to manage the following factors:
  - strong balance sheet growth (particularly in middle market)
  - redemption of Depositary Capital Securities in June 2007
  - end of AIFRS transitional relief after 31 December 2007
- An SPP in early 2008 will provide retail shareholders with the opportunity to participate
- Excess capital arising from the placement and the issue of CPS II will support growth in risk weighted assets



Tier 1 capital ($m)
5,000
4,500
4,000
3,500
6.7%
370
352
7.8%
261
7.4%
APRA minimum requirement = 6.5%
To fund RWA growth ($558m)
30/09/2007*
Additional capital from placement**
CPS II***
Pro-forma after capital raisings****
AIFRS transitional relief
After end of AIFRS transitional relief

Strong capital position supports future growth

* Includes DRP underwrite of final dividend for 2007 (total dividend $458m).
** Includes effect of cancellation of DRP underwriting = $759m ($767m less 1% issue costs) – $389m ($458m less 15% natural participation).
*** Assumes $393m issue ($400m net of issue costs) less $41m excluded from Tier 1 Capital under APRA's prudential standards; Prospectus pro-forma is based on $294m issue ($300m net of issue costs).
**** Prospectus pro-forma is based on $294m CPS II issue ($300m net of issue costs) with a Tier 1 Capital ratio of 7.7%.


st.george

Pro-forma impact of capital management strategy

	Sep-07 Actual	Sep-07 Pro-forma
Total Tier 1 Capital ($m)	$4,207m	$4,871m*
Tier 1 Capital Ratio (%)	6.7%	7.7%
Tier 2 Capital Ratio (%)	3.5%	3.5%
Total Capital Ratio (%)	10.2%	11.2%
ACE Ratio (%)	4.9%	5.5%
Risk Weighted Assets	$63,226m	$63,226m

* Includes:
- net proceeds of $759 million from the issue of ordinary shares under the placement: $767 million gross proceeds less $8 million in issue costs; and
- net proceeds of $294 million from the issue of CPS II: $300 million gross proceeds less $6 million in issue costs.

CPS II are classified as loan capital under AIFRS in the consolidated balance sheet of St.George and are eligible for inclusion in Tier 1 Capital under APRA's prudential standards.


st.george

Reconfirmation of FY08 guidance

EPS growth FY08	10%*
Cost to income	**Manage to low end of peer group**
Capital	**Tier 1 minimum 6.5% pending APRA review****
Credit quality	**Maintain positive differential to majors**
Customer satisfaction	**Maintain positive differential to majors**

- Guidance reconfirmed on the expanded capital base
- Approach to dividends unchanged


st.george

* Targets exclude impact of hedging and derivatives and assumes a reasonably sound economic environment.
** As part of Basel II transition.

Agenda

Offer summary

St.George financial performance and capital management

Key terms of CPS II

Bookbuild and syndicate details


st.george

In conclusion

- Excellent earnings performance
- Robust growth across all businesses and core product lines
- Well diversified and quality portfolio of high growth businesses
- Confidence to raise levels of reinvestment for the future
- Strong management team with excellent execution track record
- Improved business environment with NSW displaying renewed strength
- Strong momentum and excellent growth prospects going forward

Franchise exceptionally well positioned to continue to deliver sustainable, high quality earnings


st.george

Dividends



Floating Rate
Franked Dividends

- Dividends are preferred, non-cumulative, based on a floating rate and are expected to be fully franked
- Dividends will be grossed up for any shortfall in franking
- Dividends are paid at the end of each quarterly dividend period – subject to Payment Tests



Dividend Rate

- Dividend Rate = (Bank Bill Swap Rate + Margin) x (1 – Tax Rate)
- Bank Bill Swap Rate is 90 day BBSW on first business day of the relevant dividend period
- Margin determined under a bookbuild – expected to be in the range 1.50% – 1.75% p.a.
- *For example, if the Bank Bill Swap Rate is 7.17%* per annum and the margin is 1.50% per annum, then the dividend rate, for that dividend period, would be 6.07% per annum fully franked*—***which is equivalent to 8.67% per annum grossed-up for the value of franking credits***



Payment Tests

- Directors declaring a dividend to be payable
- St.George having sufficient profits available to pay the dividend
- St.George being able to pay the dividend without St.George (on a Level 1 basis) or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines
- The amount of the dividend not exceeding St.George's distributable profits
- In the case of an Optional Dividend, APRA giving its prior written approval



Dividend stopper

- If 20 business days after a dividend payment date St.George has not declared a dividend or paid a declared dividend in full, then a dividend stopper applies on any equal ranking capital securities (including CPS, SPS and SAINTS) and any junior ranking capital securities (including ordinary shares)
- The dividend stopper will be removed if St.George pays 12 months dividends in full or pays any unpaid dividends from the last 12 months (an Optional Dividend)



st.george

* The Bank Bill Swap Rate was 7.17% per annum as at 16 November 2007 for the purposes of this example.

General

Issuer	▪ St.George Bank Limited (St.George)
Security	▪ Converting Preference Shares II (CPS II) ▪ Non-cumulative unsecured converting preference shares in capital of St.George (similar but not identical to the CPS issued by St.George in December 2006)
Face value	▪ $100 per CPS II
Term	▪ CPS II do not have a fixed redemption date ▪ However, CPS II are expected to convert into ordinary shares on 20 August 2013 provided both of the Mandatory Conversion Conditions are satisfied
Quotation on ASX	▪ St.George will apply for CPS II to be quoted on ASX under code 'SGBPE'
Issue credit rating	▪ 'A-' by Standard & Poor's, 'A1' by Moody's and 'A-' by Fitch Ratings
Ranking on winding up	▪ CPS II rank behind all depositors and creditors, equally with CPS, SPS and SAINTS and ahead of ordinary shares


st.george

Mandatory Conversion


Mandatory Conversion

- St.George must convert all CPS II on issue at the Mandatory Conversion Date into a variable number of ordinary shares. Holders will receive $101.01* worth of ordinary shares per CPS II (based on the VWAP during the 20 business days before conversion)
- Before a possible Mandatory Conversion Date, St.George may choose to arrange that all (but not some only) CPS II on issue be acquired from Holders by a third party purchaser(s) on the possible Mandatory Conversion Date (Transfer). Holders will receive $100 from the third party purchaser(s) for each CPS II Transferred


Mandatory Conversion Date

- 20 August 2013 provided both Mandatory Conversion Conditions are satisfied


Mandatory Conversion Date may be later

- If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2013, then the Mandatory Conversion Date will be the next dividend payment date on which both are satisfied


Mandatory Conversion Conditions

- The two Mandatory Conversion Conditions relate to the ordinary share price at two different dates. The dates and conditions are:
  - **First Test**: the VWAP of ordinary shares (adjusted for the 1.0% conversion discount) on the 25th business day before a possible Mandatory Conversion Date, must be at least 55% of the Issue Share Price
  - **Second Test**: the VWAP of ordinary shares (adjusted for the 1.0% conversion discount) over the 20 business days before a possible Mandatory Conversion Date must be greater than 50% of the Issue Share Price
- The **Issue Share Price** is the VWAP of ordinary shares during the 20 business days immediately preceding, but not including, the issue date for CPS II (expected to be 28 December 2007)


st.george

* The VWAP of ordinary shares during the 20 business days before conversion that is used to calculate the number of ordinary shares you receive on conversion may differ from the ordinary share price on or after conversion. This means that the value of ordinary shares received on conversion of each CPS II may be worth more or less than $101.01 when they are issued.

Exchange or Transfer




Exchange or
Transfer by
St.George

- St.George **may** choose to Exchange or arrange for Transfer of all (but not some only) CPS II on issue after a tax event or a regulatory event
- St.George **must** choose to Exchange or arrange for Transfer of all (but not some only) CPS II on issue after an acquisition event

Exchange

- In either case, on Exchange St.George **may** choose (subject to APRA giving its prior written approval) to:
  - convert each CPS II into a variable number of ordinary shares equal to the Conversion Number
  - redeem, buy-back or cancel CPS II for $100 each
  - undertake a combination of the above
- St.George **must not** choose conversion into ordinary shares as the mechanism of Exchange if the VWAP of ordinary shares (adjusted for the 1.0% conversion discount) is less than 55% of the Issue Share Price two business days before an Exchange notice is issued
- If conversion into ordinary shares is chosen as the mechanism of Exchange, and on the exchange date the actual Conversion Number equals or exceeds the Maximum Conversion Number, then conversion will not occur at that date and CPS II will remain on issue. In these circumstances, St.George must issue another Exchange notice (which can include a choice by St.George to redeem, buy-back or cancel all CPS II for $100 each) or arrange a Transfer of all CPS II on issue


Transfer

- Holders would be notified and on the exchange date will receive $100 from a third party purchaser(s) for each CPS II that was Transferred


Exchange or
Transfer by Holders

- Holders have no right to request Exchange or Transfer


st.george

Conversion Number

Conversion Number

- Upon conversion of CPS II into ordinary shares, the Conversion Number will be calculated by dividing:
  - $100 per CPS II; by
  - the VWAP of ordinary shares during the 20 business days immediately preceding, but not including, the exchange date—with that VWAP reduced by a 1.0% conversion discount

Maximum Conversion Number

- The Maximum Conversion Number is calculated at the Issue Date using the following formula:
  - $$\text{Maximum Conversion Number} = \frac{\text{Face Value (\$100)}}{\text{50\% x Issue Share Price}}$$
  - *e.g. if the Issue Share Price is $36.60 then the Maximum Conversion Number will be 5.4645 ordinary shares (calculated as $100 / (50% x $36.60)).*
- The Maximum Conversion Number will never operate to limit the number of ordinary shares that Holders receive on Mandatory Conversion, due to the existence of the Mandatory Conversion Conditions. If the actual Conversion Number calculated on a possible Mandatory Conversion Date is equal to or greater than the Maximum Conversion Number, then the Second Test of the Mandatory Conversion Conditions will prevent Mandatory Conversion from occurring


st.george

Agenda

Offer summary

St.George financial performance and capital management

Key terms of CPS II

Bookbuild and syndicate details


st.george

Bookbuild process

- The Margin will be determined through an institutional and broker firm bookbuild
  - Indicative bookbuild range of 1.50% p.a. to 1.75% p.a. over the 90 day Bank Bill Swap Rate
- Bookbuild will close
  - For Co-Managers and Participating Brokers – 10am, Monday, 26 November 2007
  - For Institutions – 2pm, Monday, 26 November 2007
- Investors advised of firm allocation and Margin on Tuesday, 27 November 2007


st.george

Pricing considerations

- The CPS II Margin range has been set with consideration given to trading margins of comparable securities as well as the term and structure of CPS II
- Based on a BBSW rate as at 16 November 2007 of 7.17% per annum and assuming a Margin of 1.50%, the Dividend Rate on CPS II would be 8.67% per annum grossed up for the value of the franking credits. The actual first Dividend Rate will be set based on the BBSW rate on the issue date and subsequent Dividend Rates will be the BBSW rate applying on the first business day of the relevant dividend period plus the Margin multiplied by (1 – Tax Rate)



Trading margin (bps above BBSW)
180
160
140
120
100
80
60
IAG RES (A-), 168
Indicative CPS II bookbuild Margin range = 150—175 bps
CBA PERLS II (A+), 126
SGB SAINTS (A-), 110
CBA PERLS III (A+), 112
CBA PERLS IV (A+), 100
WBC TPS (A+), 102
SGB CPS (A-), 94
SGB SPS (A-), 78
Feb-08
Jul-09
Nov-10
Apr-12
Aug-13
Dec-14
May-16
Sep-17
First Reset / Call / Exchange Date

Note: As at 16 November 2007.
Source: UBS



st.george

Syndicate structure

Joint Lead Managers and Bookrunners


Goldman Sachs
JBWere


MACQUARIE


UBS
Investment
Bank

Co-Managers

- **Bell Potter**
- **Goldman Sachs JBWere**
- **Macquarie Private Wealth**
- **National Online Trading**
- **St.George**
- **UBS Wealth Management**

Institutional bids can only be submitted to the Joint Lead Managers


st.george

Bookbuild contacts

- Goldman Sachs JBWere
  - Rob Foale +61 (2) 9321 8742
  - Rob Penney +61 (2) 9320 1319
  - David Finlay +61 (2) 9320 1228
- Macquarie
  - Cameron Duncan +61 (2) 8232 7405
  - Bob Herbert +61 (3) 9635 8263
  - Scott Favaloro +61 (3) 9635 8072
- UBS
  - Simon Maidment +61 (2) 9324 3948
  - Guy Foster +61 (2) 9324 3603
  - Anna Schibrowski +61 (2) 9324 3859


st.george



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	10
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**AGM Notice of Meeting**
Date Sent:	19 November 2007

I attach the following items mailed to securityholders today:

- Chairman's letter to Ordinary holders;
- Chairman's letter to SAINTS, SPS and CPS holders;
- Secretary's letter to lost holders;
- Notice of Meeting; and
- Proxy form.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank Limited
ABN 92 055 513 070
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4519 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4000
Facsimile: 61 3 9473 2500
www.computershare.com

19 November 2007

Dear Securityholder

I have pleasure in inviting you to the Sixteenth Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held at the Parkside Auditorium (Level 1), Parkside Convention Centre, Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney on Wednesday, 19 December 2007, commencing at 10:00 am (Sydney time). Registration will commence at 9:00 am. Please bring this bar-coded letter with you to facilitate your registration. Shareholders should make their own way to the Annual General Meeting. Buses will be provided for transporting shareholders from the meeting to Town Hall Station.

Should you be unable to attend the Annual General Meeting, I encourage you to complete the enclosed Proxy Form and return it in the reply paid envelope provided. To be effective for this meeting, completed Proxy Forms must be received at the Bank's share registry (Computershare Investor Services) no later than 10:00 am (Sydney time) on Monday, 17 December 2007. Please refer to the Proxy Form for address and facsimile details.

Final Dividend Payment

The final dividend for 2007 will be 86 cents per ordinary share, payable Tuesday, 18 December.

Shareholder Update

Your Shareholder Update is enclosed. If you do not wish to receive the Shareholder Update, please contact the St.George Bank Share Registry on 1800 804 457.

The St.George Bank Annual Report is now available on the St.George Bank website at **www.stgeorge.com.au.**

My fellow directors and I look forward to welcoming you to the Annual General Meeting. Following the meeting, you are invited to join the directors and the Bank's senior executives for morning tea.

Yours faithfully

John M Thame
Chairman

St.George Bank Limited
ABN 92 055 513 070
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4519 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4000
Facsimile: 61 3 9473 2500
www.computershare.com

19 November 2007

Dear Securityholder

I have pleasure in inviting you to the Sixteenth Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held at the Parkside Auditorium (Level 1), Parkside Convention Centre, Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney on Wednesday, 19 December 2007, commencing at 10:00 am (Sydney time). Registration will commence at 9:00 am. Please bring this bar-coded letter with you to facilitate your registration. Shareholders should make their own way to the Annual General Meeting. Buses will be provided for transporting shareholders from the meeting to Town Hall Station.

In accordance with the terms and conditions of SAINTS, SPS and CPS you are entitled to attend this meeting, but not entitled to speak or vote. Please bring this bar-coded letter with you to facilitate your registration.

Annual Report

Your Annual Report is enclosed.

The Annual Report is also now available on the St.George Bank website at **www.stgeorge.com.au.** If you would prefer to receive your copy of the Annual Report electronically, please visit www.investorcentre.com/au and provide your email address. If you are new to the Investor Centre website, simply click "Register Now" and enter your SRN/HIN and postcode.

My fellow directors and I look forward to welcoming you to the Annual General Meeting. Following the meeting, you are invited to join the directors and the Bank's senior executives for morning tea.

Yours faithfully

John M Thame
Chairman



St.George Bank Limited
ABN 92 055 513 070

St.George Bank Limited
ABN 92 055 513 070
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4519 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4000
Facsimile: 61 3 9473 2500
www.computershare.com

19 November 2007

Dear Securityholder

Computershare Investor Services Pty Limited, our Share Registry has been trying to contact you in connection with matters arising from your securityholding in St.George Bank Limited. Unfortunately, correspondence has been returned to them marked "Unknown at the current address". For security reasons we have flagged this against your securityholding which excludes you from future mailings other than Notices of Meetings.

We value you as a securityholder and request that you supply your current address so that we can keep you informed about St.George. Where the correspondence has been returned to us in error, please let us know so we may correct our records. Upon notification of your new address, or receipt of your advice that an error has occurred, we will remove the flag against your securityholding, thus ensuring you receive all future mailings.

You are requested to include the following:

- Securityholder Reference Number (SRN) or Holder Identification Number (HIN);
- ASX trading code (SGB);
- Name of company in which security is held (St.George Bank Limited);
- Old address; and
- New address.

Please ensure that the notification is signed by all holders and forwarded to our Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

In addition, if your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated.

Yours sincerely

Michael Bowan
General Counsel and Secretary

019391-E_V2
019391_4_1_FRM/000001/000001

St.George Bank Limited
ABN 92 055 513 070

Notice of Annual General Meeting 2007

Good with people. Good with money.

NOTICE is given that the Annual General Meeting of St.George Bank Limited ABN 92 055 513 070 "the Bank" will be held in Sydney at the Parkside Auditorium (Level 1), Parkside Convention Centre, Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour on Wednesday 19 December 2007 commencing at 10:00 am (Sydney time).

Please refer to the accompanying Explanatory Notes on the Agenda Items, which form part of this Notice of Meeting, for more information on the various resolutions proposed.

Ordinary business

1. Financial statements and reports

To consider the financial statements and Directors' report for the year ended 30 September 2007, together with the Directors' declaration and auditor's report on the financial statements.

2. Election of directors

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

(a) **That** Mr P D R Isherwood, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a Director of the Bank.

(b) **That** Mrs L B Nicholls, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a Director of the Bank.

(c) **That** Mr G J Reaney, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a Director of the Bank.

(d) **That** Mr P J O Hawkins, being a Director appointed subsequent to the last Annual General Meeting and who offers himself for election in accordance with Article 71(3) of the Bank's Constitution, be elected as a Director of the Bank.

(e) **That** Mr R Holliday-Smith, being a Director appointed subsequent to the last Annual General Meeting and who offers himself for election in accordance with Article 71(3) of the Bank's Constitution, be elected as a Director of the Bank.

Special business

3. Remuneration report

To consider, and if thought fit, pass the following resolution as a non-binding ordinary resolution:

That the Remuneration Report for the year ended 30 September 2007 be adopted.

Note: In accordance with section 250R of the Corporations Act 2001, the vote on Resolution 3 will be advisory only and will not bind the Directors or the Bank. Nevertheless, the discussion on this resolution and the outcome of the non-binding vote will be taken into consideration by the Nomination and Remuneration Committee of the Board when considering the remuneration arrangements of the Bank.

4. Non-Executive Directors' remuneration

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

That the aggregate sum payable for the remuneration of Non-Executive Directors in any financial year after the date of this resolution (and including the Bank's 2007/2008 financial year) be increased by $500,000 from an amount of $2,500,000 per annum to a total sum not exceeding $3,000,000 per annum, such sum to be inclusive of all statutory superannuation guarantee contributions that the Bank makes on behalf of the Directors.

Voting restrictions

The Bank will disregard any votes cast on Resolution 4 by any Director of the Bank and any associate of a Director. However, the Bank need not disregard any votes by:

(a) Any such person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) The Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

You can appoint a proxy to attend and vote for you at the meeting. A proxy may be an individual or a body corporate. A proxy need not be a shareholder. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half the shareholder's voting rights.

Unless the shareholder specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.

The Chairman and the other Directors of the Bank intend to vote all valid undirected proxies which they receive in favour of all Agenda Items, subject to the voting restrictions referred to above.


st.george

If you wish to appoint a proxy, you should complete the enclosed Proxy Form. To be effective, the form must be received no later than 10:00 am (Sydney time) on Monday, 17 December 2007 at the Bank's share registry at Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000, (GPO Box 242, Melbourne, VIC 3001) or be received by facsimile to 61 3 9473 2118 by that time.

The Bank has determined in accordance with the *Corporations Act 2001* and ASTC Settlement Rules, that for the purpose of voting at the meeting, shareholders will be taken to be those persons recorded on the Bank's register of ordinary shareholders as at 7:00 pm (Sydney time) on Monday 17 December 2007.

Joint holders

In the case of joint holders, the vote of the holder whose name appears first in the register of members, whether in person or by proxy or by attorney or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder.

Submission of written questions to the Bank or Auditor

A shareholder who is entitled to vote at the meeting may submit written questions in advance of the meeting to the Bank:

(1) About the business and management of the Bank;

(2) About the Remuneration Report (see the Explanatory Notes); and

to the Auditor if the question is directed to the Auditor provided it is relevant to:

(a) The content of the Auditor's report to be considered at the meeting; or

(b) The conduct of the audit of the annual financial report to be considered at the meeting.

All questions must be sent to the Bank and must be received by the Bank no later than five (5) business days before the date of the Annual General Meeting. Any questions should be directed to the Bank's Share Registry at the address set out in the Shareholder Question Form enclosed with the Notice of Meeting.

Although there will be no formal resolution put to the meeting in respect of the financial statements, shareholders will be given a reasonable opportunity to ask questions about or make comments on the management of the Bank and the Remuneration Report and ask questions of the Auditor even where a written question was not submitted prior to the meeting.

Dated 19 November 2007

By order of the Board
M H S Bowan
Company Secretary

Explanatory notes on agenda items

Item 2: Election of directors

There are five persons to be elected to the position of Director. The following candidates present themselves:

(a) Mr P D R Isherwood retires in accordance with Article 73(1) of the Bank's Constitution and offers himself for re-election.

(b) Mrs L B Nicholls retires in accordance with Article 73(1) of the Bank's Constitution and offers herself for re-election.

(c) Mr G J Reaney retires in accordance with Article 73(1) of the Bank's Constitution and offers himself for re-election.

(d) Mr P J O Hawkins was appointed as a Director subsequent to the last Annual General Meeting. He offers himself for election in accordance with Article 71(3) of the Bank's Constitution.

(e) Mr R Holliday-Smith was appointed as a Director subsequent to the last Annual General Meeting. He offers himself for election in accordance with Article 71(3) of the Bank's Constitution.

The Directors have resolved to unanimously support each candidate listed above for re-election or election.

Profiles on each candidate are set out as follows:

Mr P D R Isherwood AO, FCA

Paul Isherwood, aged 69, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. He is Chairman of Globe International Limited and is a Director of Australand Holdings Limited Group. He was a Director of Stadium Australia Management Limited from March 1996 to May 2007 and was its Chairman from May 1997 to May 2007. Mr Isherwood is Chairman of the Bank's Board Audit and Due Diligence Committees.

Mrs L B Nicholls AO, BA (Econ), MBA (Harvard), FAICD

Linda Nicholls, aged 59, was appointed to the Board in August 2002. She is Deputy Chairman of Healthscope Limited and a Director of Sigma Pharmaceutical Group and Insurance Manufacturers of Australia. Mrs Nicholls was a Director of Australian Postal Corporation from 1989 to 2006 and its Chairman from 1997 to 2006. She was a Director of Perpetual Trustees Australia Limited from 1996 to 2005. Mrs Nicholls has over 25 years experience as a senior executive and company director in banking, insurance and funds management in Australia, New Zealand and the United States. She is Chairman of the Bank's Board Risk Management Committee.

Mr G J Reaney, Bcomm, CPA

Graham Reaney, aged 64, was appointed to the Board in November 1996. Mr Reaney's business experience spans 30 years, during which time he has held a number of senior corporate appointments, including Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. He is Chairman of PMP Limited and a Director of AGL Energy Limited. Mr Reaney is a member of the Bank's Board Risk Management Committee, Nomination and Remuneration Committee and the BankSA Advisory Board.

Mr P J O Hawkins, BCA (Hons), FAICD, FAIM, SF Fin, ACA (NZ)

Peter Hawkins, aged 53, was appointed to the Board in April 2007. His career in the banking and financial services industry spans over 35 years in Australia and overseas at the highest levels of management and directorship of major organisations. He is currently a Director of Mirvac Limited Group, Visa Inc, Liberty

Financial Pty Limited, Treasury Corporation of Victoria and The Camberwell Grammar School. He held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005 and was also a Director of BHP (NZ) Steel Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005 and Esanda Finance Corporation from 2002 to 2005. Mr Hawkins is a member of the Bank's Board Nomination and Remuneration Committee.

Mr R Holliday-Smith, BA (Hons), CA, FAICD
Roderic (Rick) Holliday-Smith, aged 57, was appointed to the Board in February 2007. His career in the banking and financial services industry spans over 35 years in Australia and overseas at both the highest levels of management and directorship of major organisations. He is currently the Chairman of Snowy Hydro Limited and is also a Director of ASX Limited, Cochlear Limited and Servcorp Limited. Mr Holliday-Smith was a Director of Wardley Australia Limited (a subsidiary of The Hong Kong and Shanghai Banking Corporation) and Intermarine Australia Limited from 1973 to 1981, Managing Director of HongKongBank Limited (London) from 1982 to 1986, Chief Executive Officer of Chicago Research and Trading Group Limited (CRT) (Chicago) from 1987 to 1993 and President and CEO of Nationsbank-CRT (Chicago) from 1993 to 1997. He was Chairman of SFE Corporation Limited from 1999 to 2006 and Exco Resources N.L. from 1998 to 2005. He was also a Director of DCA Group Limited from 2004 to 2006 and MIA Group Limited from 1999 to 2004. He is a member of the Bank's Board Risk Management Committee.

Item 3: Remuneration Report
The Remuneration Report sets out the Bank's policy and disclosure requirements for director and executive remuneration. The Remuneration Report is set out on pages 18 to 35 of the St.George Bank Annual Report. Listed companies are required to have shareholders at the Annual General Meeting vote on whether or not the Remuneration Report should be adopted. Under the *Corporations Act 2001*, the vote is advisory only and does not bind the Directors or the Bank.

Nevertheless, the discussion on this resolution and the outcome of the non-binding vote will be taken into consideration by the Nomination and Remuneration Committee of the Board when considering the remuneration arrangements of the Bank.

Item 4: Non-Executive Directors' remuneration
Under Article 74(1) of the Bank's Constitution, the remuneration payable by the Bank to Directors is determined by shareholders in general meeting and may not be increased without the prior approval of shareholders. The amount so determined is divided between the Directors as they decide. The last determination was at the Annual General Meeting of December 2005. The recommended increase for Non-Executive Directors' aggregate fees is from $2,500,000 per annum to a maximum of $3,000,000 per annum, such sum to be inclusive of all superannuation guarantee contributions (SGC) that the Bank makes on behalf of the Non-Executive Directors, to be paid in any financial year.

The proposed adjustment of the fee pool will enable the Bank to recognise future increases in both the workload and responsibilities of Directors on the Board, its committees and subsidiary companies, as well as reflecting the size and complexity of the Bank's business and providing flexibility for the renewal and replacement of existing Directors. This increase will provide the Board with the ability to attract and maintain high-calibre directors in a marketplace where there is fierce competition for talented individuals.

During 2006/2007 the Bank's Non-Executive Directors increased in number from eight to nine but directors' remuneration was accommodated within the existing pool of directors' fees approved by shareholders at the Bank's Annual General Meeting in December 2005. If the proposed maximum is approved by shareholders, the Bank will not utilise the whole of the new pool in 2007/2008. Instead, the Bank anticipates that the proposed maximum will enable it to appropriately respond to the market in subsequent years for the reasons referred to previously.

The Board has taken independent external advice from Egan Associates which supports its view that the proposed maximum is comparable to those of other leading financial services organisations.

The remuneration policy for Non-Executive Directors is designed to remunerate them at market levels for their time, commitment and responsibilities. Non-Executive Directors are paid a Director's fee from the amount approved by shareholders, and do not participate in any securities or incentive plan (although arrangements exist to allow an individual Director to substitute, in part, Directors' fees for shares in the Bank with certain restrictions on disposal, to comply with taxation law). They currently do not receive any retirement benefits, other than SGC complying superannuation benefits, following the termination of the Directors' retirement allowances plan in 2003. At that time, the Bank's Constitution was amended to cap retirement allowances at the amount that would have been paid to each relevant Director had they retired in 30 September 2003, and to stipulate that Directors appointed to the Board since 1 October 2003 are not entitled to receive a retirement allowance.

The remuneration paid to all the Non-Executive Directors for the 2005/2006 and 2006/2007 financial years is set out in the Remuneration Report.



Good with people. Good with money.

Sydney Convention and Exhibition Centre, Darling Harbour Map



Harris
Street
Quarry Street
Pyrmont
WESTERN ENTRANCE
Murray
Street
Harwood Street
Novotel Hotel
Ibis Hotel
Mercure Hotel
Darling Drive
Harbourside Shopping Centre
CONVENTION CENTRE BAYSIDE
NORTHERN ENTRANCE
EASTERN ENTRANCE
Powerhouse Museum
EXHIBITION CENTRE
Hall 1
Hall 2
Hall 3
Hall 4
Hall 5
Cockle Bay
Pyrmont Bridge
Entertainment Centre Car Park
Tumbalong Park
Pier Street
Entertainment Centre
Chinese Gardens
Darling Walk
Cockle Bay Wharf
Western Distributor
Harbour
Street
To Chinatown
Goulburn
Liverpool
To City
Bathurst
Darling Park
Sussex Street

Parkside Auditorium

Level 1, Parkside Convention Centre
Sydney Convention and Exhibition Centre (South)
Darling Harbour, Sydney on Wednesday, 19 December 2007
Commencing at 10:00am (Sydney time).

Convention Centre Parkside

Level 1
Parkside Auditorium

St.George Bank Limited
ABN 92 055 513 070


st.george

NOTICE OF MEETING – continued (this resolution is to be read as if it followed Resolution 4 in the St.George Bank Limited Notice of Meeting dated 19 November 2007)

5. Refreshment of 15% Placement Capacity

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> **That** the issue of 21.9 million ordinary shares in the capital of the Bank to occur on 26 November 2007 pursuant to a placement of shares as described in the Explanatory Notes set out below, be subsequently approved for all purposes, including for the purpose of the ASX Listing Rule 7.4.

Voting Restriction

The Bank will disregard any votes cast on this resolution by a person who participated in the placement of shares and any associate of that person.

However, the Bank need not disregard votes cast by:

(a) any such person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Explanatory Notes for Shareholders

It is proposed that the issue of 21.9 million ordinary shares in the capital of the Bank to occur on 26 November 2007 pursuant to a placement of shares (the ***Placement***) as announced to the ASX on 15 November 2007 be subsequently approved.

Under ASX Listing Rule 7.1, the Bank is limited to issuing up to 15% of its issued capital in any 12 month period without shareholder approval. However, under Listing Rule 7.4, the Bank may seek subsequent shareholder approval to specified issues of securities within the previous 12 months, and if that approval is granted, such issues do not count toward the 15% limit.

Pursuant to Listing Rule 7.4, an issue of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if each of the following apply:

(a) The issue did not breach Listing Rule 7.1 – the above issue of ordinary shares did not cause the Bank to exceed the 15% limit.

(b) Shareholders subsequently approve the issue – shareholder approval is being sought under Resolution 5.

Listing Rule 7.5 requires this Notice of Meeting to include the following specified information in relation to the ordinary shares issued under the Placement:

(i) The number of securities allotted – 21.9 million ordinary shares.

(ii) The price at which the securities were issued – $35.00 per ordinary share.

(iii) The terms of the securities – ordinary shares in the Bank ranking equally with, and having the same terms as, existing ordinary shares.

(iv) The name of the allottees or the basis on which allottees were determined – institutional investors who accepted the Bank's offer to participate in the Placement.

(v) The use (or the intended use) of the funds raised – to fund growth of the Bank's risk weighted assets.

(vi) A voting exclusion statement – see "Voting Restriction" under Resolution 5 above.

The Board considers that it is in the best interests of the Bank to maintain the ability to issue up to its full placement capacity so that the Bank may take advantage of commercial opportunities that may arise in the course of its activities as and when those opportunities arise. Therefore, the Board (other than any directors who may be excluded from voting on this resolution) recommends that the shareholders vote in favour of Resolution 5.







Proxy Form

St.George Bank Limited
ABN 92 055 513 070

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2118
www.computershare.com



Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

Appointment of Proxy

I/We being a member/s of St.George Bank Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of St.George Bank Limited to be held at the Parkside Auditorium (Level 1), Parkside Convention Centre, Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney on Wednesday 19 December 2007 at 10:00 am (Sydney time), and at any adjournment of that meeting.



IMPORTANT: FOR ITEM 4 BELOW
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him for that item, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4.

Voting directions to your proxy - please mark  to indicate your directions

Ordinary Business	For	Against	Abstain*
Item 2(a) To re-elect Mr P D R Isherwood as a Director			
Item 2(b) To re-elect Mrs L B Nicholls as a Director			
Item 2(c) To re-elect Mr G J Reaney as a Director			
Item 2(d) To elect Mr P J O Hawkins as a Director			
Item 2(e) To elect Mr R Holliday-Smith as a Director			

Special Business	For	Against	Abstain*
Item 3 To adopt the Remuneration Report			
Item 4 To increase Non-Executive Directors' remuneration			
Item 5 Refreshment of 15% Placement Capacity			

In addition to the intention of the Chairman of the Meeting referred to above in relation to Item 4, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /



SGB 19PR

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	139,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 14,400 – nil 2. 125,000 - $21.70
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Executive Performance Share Plan. 2. Shares issued under the St.George Bank Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 November 2007

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
532,983,450	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
2,690	Redeemable Preference Borrower Shares
197,383	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 19/11/07

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.





Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ST.GEORGE BANK LIMITED
ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on: 15/11/2007

The previous notice was given to the company on: 19/09/2007

The previous notice was dated: 19/09/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	548,084	33.78%	158,084	9.78%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/10/07	St.George Bank Limited	Redemption	$116,378.90	11,000	11,000
15/11/07	St.George Bank Limited	Redemption	$4,082,701.70	379,000	379,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	St.George Bank Limited	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	158,084	158,084

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Company Secretary

sign here

date 19/11/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme AURORA BUY-WRITE INCOME TRUST

ACN/ARSN 110 303 430

1. Details of substantial holder(1)

Name ASCALON COMPANIES (Refer Annexure "A")

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 15/11/2007

The previous notice was given to the company on 19/09/2007

The previous notice was dated 19/09//2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	548,084	33.78%	158,084	9.78%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/10/07	Ascalon Companies	Redemption	$116,378.90	11,000	11,000
15/11/07	Ascalon Companies	Redemption	$4,082,701.70	379,000	379,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes	
	Ascalon Companies	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	158,084	158,084	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Ascalon Capital Managers Limited	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Operations and Services Pty Ltd	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Signature

print name Robert Paul Rogerson capacity Secretary

sign here

date 19/11/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

"A"

This is Annexure "A" of 1 page referred to in Form 604 – Notice of Change of Interests of Substantial Holder, which form is addressed to Aurora Buy-Write Income Trust ARSN 110 303 430.

Details of the "Ascalon Companies" (for the purposes of paragraph 1 of Form 604):

Name	ACN / ARSN (as applicable)	Address
Ascalon Operations and Services Pty Ltd as trustee of Ascalon Funds (Seed Pool) Trust	095 283 186	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Capital Managers Limited related body corporate of Ascalon Operations and Services Pty Ltd	093 660 523	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Print Name: Robert Paul Rogerson

Capacity: Secretary

Date of Signing: 19 November 2007




st.george

news release

21 November 2007

Management Change

St.George Bank's Chief Executive Officer, Mr Paul Fegan announced that Group Executive, Group Technology & Operations, Mr Peter Clare, resigned today effective 31 December.

Peter Clare joined St.George from the Commonwealth Bank in February 2002.

Paul Fegan said that Peter has made an outstanding contribution to the Bank in his current role and previously as Group Executive, Strategy.

"I am sorry to see Peter resign from St.George and wish him all the best for the future," Paul said.

Peter Clare commented, "I have enjoyed my six years at St.George and I will greatly miss the people and culture of the organisation."

St.George will announce Peter's successor in due course.

Ends...

Media contacts:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Lara Daniels
Corporate Relations
02 9236 1508 or 0419 226 449



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

St.George Bank Limited ("St.George")

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,900,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing fully paid ordinary shares, as set out in St.George's constitution
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they	Yes – will rank equally with existing fully paid ordinary shares with the exception of the 2007 final dividend.

participate for the next dividend, (in the case of a trust, distribution) or interest payment

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration

$35.00 per ordinary share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Ordinary shares issued pursuant to a placement to institutional investors. Replaces the DRP underwriting and provides additional capital to take advantage of market opportunities

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

26 November 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
554,883,450	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
2,678	Redeemable Preference Borrower Shares
193,460	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for existing fully paid ordinary shares (but will not participate in the 2007 final dividend)

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 22 November 2007

Company secretary

Print name: Michael Harold See Bowan

== == == == ==

+ See chapter 19 for defined terms.

St.George Converting Preference Shares II (CPS II)

Prospectus

Issuer

St.George Bank Limited
(ABN 92 055 513 070)

Joint Lead Managers



Goldman Sachs
JBWere



MACQUARIE



UBS Investment Bank

Co-Managers

Bell Potter Securities Limited
Goldman Sachs JBWere Pty Ltd
Macquarie Equities Limited
National OnLine Trading Limited
St.George Bank Limited
UBS Wealth Management Australia Limited

st.george

Good with people. Good with money.

Important information

About this Prospectus
This Prospectus relates to the offer of 3.2 million St.George Bank Limited (St.George) Converting Preference Shares II (CPS II) for $100 each to raise up to $320 million, with the ability to accept oversubscriptions for up to a further $80 million (Offer). St.George has reserved the ability to take oversubscriptions to Allocate primarily to Eligible Securityholders under the Securityholder Offer.

This Prospectus is dated 27 November 2007 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. This is a replacement prospectus which replaces the prospectus dated 19 November 2007 and lodged with ASIC on that date (Original Prospectus). It includes details of the Margin which was determined following the Bookbuild—see Section 3.5.2. The expiry date of this Prospectus is 19 December 2008. No CPS II will be allotted or issued on the basis of this Prospectus after the expiry date.

ASIC and ASX Limited (ASX) take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

Defined words and expressions
Some words and expressions used in this Prospectus have defined meanings. These words and expressions are capitalised and are defined in the Glossary in Section 8.

The definitions specific to CPS II are in clause 10 of the Terms of Issue in Appendix A.

A reference to dollars, $, A$ or cents in this Prospectus is a reference to Australian currency. A reference to time in this Prospectus is a reference to Sydney, New South Wales, Australia time.

Exposure Period
The Corporations Act prohibits St.George processing Applications in the seven day period after the date the Original Prospectus was lodged with ASIC. This period is referred to as the Exposure Period and ASIC may extend this period by up to a further seven days (that is, up to a total of 14 days).

The purpose of the Exposure Period was to enable the Original Prospectus to be examined by market participants before the raising of funds. Applications received during the Exposure Period have not been processed during the Exposure Period.

Prospectus availability
An electronic version of this Prospectus will be available online during the Exposure Period and the Offer Period at www.stgeorge.com.au/cps2offer. If you access an electronic copy of this Prospectus, then you should read the next section.

You can also request a free paper copy of this Prospectus either online at www.stgeorge.com.au/cps2offer or by contacting the **St.George InfoLine on 1800 804 457**.

The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or a complete and unaltered electronic copy of this Prospectus. The Application Forms will only be available electronically or in paper copy during the Offer Period.

Electronic access to Prospectus
The following conditions apply if this Prospectus is accessed electronically at **www.stgeorge.com.au/cps2offer**:

- you must download the entire Prospectus;
- your Application will only be considered where you have applied on an Application Form that was attached to or accompanied by a copy of the Prospectus (either an electronic or paper copy); and
- the Prospectus is available electronically to you only if you are accessing and downloading or printing the electronic copy of the Prospectus in Australia.

Applications for CPS II
You should read this Prospectus in full before deciding whether to apply for CPS II. If, after reading this Prospectus, you are unclear or have any questions about the Offer, you should consult your financial adviser or other professional adviser.

For information on who is eligible to apply for CPS II under the Offer and how to make an Application—see Section 3.

No withdrawal of Application
You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act. However, if you lodge your Application Form during the Exposure Period, you will be able to withdraw your Application before the Opening Date.

Issue of CPS II
If CPS II are accepted for quotation on ASX, and if St.George does not cancel the Offer, St.George expects to issue CPS II on 28 December 2007.

If you are issued less than the number of CPS II that you applied for, you will receive a refund of part of your Application Payment as soon as possible after the Closing Date. No interest will be payable on the refunded part of an Application Payment.

CPS II are not deposit liabilities of St.George
Investments in CPS II are not deposit liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation.

The investment performance of CPS II is not guaranteed by St.George or any other member of the Group.

No representations other than in this Prospectus
You should rely only on the information in this Prospectus. No person is authorised to provide any information, or to make any representation in connection with the Offer, which is not in this Prospectus. Any information or representation not in this Prospectus may not be relied upon as having been authorised by St.George in connection with the Offer.

Except as required by law, and only to the extent that it is required by law, neither St.George nor any other person warrants the future performance of St.George, CPS II, or any return on any investment made by you under this Prospectus.

The pro-forma financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

This Prospectus does not provide investment advice
The information provided in this Prospectus is not investment advice and has been prepared without taking into account your investment objectives, financial situation or particular needs (including financial and tax issues). It is important that you read this Prospectus in full before deciding whether to invest in CPS II and consider the risk factors that could affect the performance of St.George or CPS II. The risk factors that you should consider in relation to investing in CPS II are in Section 5. You should carefully consider these risk factors and the other factors set out in this Prospectus in light of your investment objectives, financial situation and particular needs (including financial and tax issues) and consult your financial adviser or other professional adviser before deciding whether to invest in CPS II.

Restrictions on foreign jurisdictions
The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law. If you are a potential investor in any jurisdiction outside Australia and you come into possession of this Prospectus, you should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation to potential investors to whom it would not be lawful to make such an offer or invitation.

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S under the US Securities Act). CPS II have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person except in a transaction that is exempt from the registration requirements under the US Securities Act and applicable US state securities laws.

The Offer is not open to US Persons or any person acting on behalf of, or for the account of, a US Person.

Providing personal information
You will be asked to provide personal information to St.George (directly or via the Registry) if you apply for CPS II. See Section 3.4 for information on how St.George (and the Registry on its behalf) collects, holds and uses this personal information. You can also obtain a copy of that policy at www.stgeorge.com.au.

Enquiries
If you have any questions in relation to the Offer, please consult your financial adviser or other professional adviser.

Contents

Key dates

Key dates for the Offer

Announcement of Offer and Original Prospectus lodged with ASIC	19 November 2007
Bookbuild	26 November 2007
Announcement of Margin, Prospectus lodged with ASIC and Opening Date	27 November 2007
Closing Date for Securityholder Offer	5.00pm 19 December 2007
Closing Date for Broker Firm Offer	10.00am 27 December 2007
Issue Date	28 December 2007
CPS II commence trading on ASX on a deferred settlement basis	31 December 2007
Holding Statements dispatched by	3 January 2008
CPS II commence trading on ASX on a normal settlement basis	4 January 2008

Key dates for CPS II

Record Date for first Dividend	5 February 2008
First Dividend Payment Date	20 February 2008[1]
Mandatory Conversion Date	20 August 2013[2]

Notes:

1 Dividends are scheduled to be paid at the end of each quarterly Dividend Period—subject to the Payment Tests.

2 The Mandatory Conversion Date may be later than 20 August 2013 if both the Mandatory Conversion Conditions are not satisfied at that date.



Dates may change

St.George, in conjunction with the Joint Lead Managers, reserves the right to amend this indicative timetable without notice including, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, to extend the Closing Date, to accept late Applications, or to cancel the Offer before the issue of CPS II. If the Offer is cancelled before the issue of CPS II, all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Quotation on ASX

St.George has applied to ASX for CPS II to be quoted on ASX. Quotation of CPS II is not guaranteed or automatic. If ASX does not grant permission for CPS II to be quoted, CPS II will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Applications

No Applications were accepted (and no CPS II were issued) until seven days after the Original Prospectus was lodged with ASIC. ASIC may extend that period for up to a further seven days (that is, up to a total of 14 days) by written notice to St.George. This period is known as the Exposure Period. Any Applications received during the Exposure Period were not accepted until after that period ended.



This Prospectus contains information about the Offer by St.George of CPS II and you should read it before deciding whether to apply for CPS II.

"CPS II" is an acronym for Converting Preference Shares II which are preference shares in the capital of St.George. They are similar, but not identical, to the CPS that St.George issued in December 2006.

CPS II are being offered by St.George as part of its ongoing capital management—specifically to replace the US$250 million of Depositary Capital Securities redeemed by St.George in June 2007 and to fund organic growth.





- CPS II are expected to pay fully franked, non-cumulative, floating rate Dividends at the end of each quarterly Dividend Period—subject to the Payment Tests.
- On 20 August 2013, CPS II are expected to either convert into a variable number of Ordinary Shares or St.George can arrange for a Third Party Purchaser(s) to acquire all CPS II from Holders (this latter process is called Transfer) on that date for $100 each.
- Conversion of CPS II into Ordinary Shares is subject to Mandatory Conversion Conditions that are designed to protect Holders from receiving less than $101.01[1] worth of Ordinary Shares per CPS II upon conversion.
- CPS II may be Exchanged or Transferred at certain other times before 20 August 2013 if a Tax Event, Regulatory Event or Acquisition Event occurs.



- St.George has applied to quote CPS II on ASX under ASX code 'SGBPE'.
- When issued, CPS II are expected to have the following Issue Credit Ratings[2]—'A-' by Standard & Poor's, 'A1' by Moody's and 'A-' by Fitch Ratings.
- On a winding up of St.George, CPS II rank ahead of Ordinary Shares, equal with CPS, SPS and SAINTS, but behind all depositors and creditors of St.George.

There are risks associated with investing in CPS II and in St.George and the banking industry generally. The key risks are summarised in Section 1 and explained in detail in Section 5.

Converting Preference Shares II (CPS II)

Notes:

1 The volume weighted average price (called VWAP) of Ordinary Shares during the 20 Business Days before conversion that is used to calculate the number of Ordinary Shares you receive on conversion of CPS II may differ from the Ordinary Share price on or after conversion. This means that the value of Ordinary Shares received on conversion of each CPS II into Ordinary Shares may be worth more or less than $101.01 when they are issued.

2 Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade—see Section 4.8 for further information about credit ratings associated with CPS II and Section 5.1.12 for risks associated with credit ratings. None of Standard & Poor's, Moody's or Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

Can you apply and what should you do?

To apply for CPS II, you must be eligible and you should consider this Prospectus in full. Section 3 contains the details of the Offer and how to apply for CPS II.

Who may apply?

The Offer is only being made to:

- Eligible Securityholders who may apply under the **Securityholder Offer**;
- Australian resident retail clients of Co-Managers or Participating Brokers who may apply under the **Broker Firm Offer**; and
- Institutional Investors who were invited by the Joint Lead Managers to bid for CPS II through the Bookbuild under the **Institutional Offer**.

There is no general public offer of CPS II.

Applications must be for a minimum of 50 CPS II ($5,000).

Who are Eligible Securityholders?

If you were a registered Ordinary Shareholder or holder of CPS, SPS or SAINTS with a registered address in Australia at 7.00pm on 16 November 2007, you are an Eligible Securityholder.

St.George has mailed a card to each Eligible Securityholder.

St.George has reserved the ability to take oversubscriptions to Allocate primarily to Eligible Securityholders under the Securityholder Offer.

What should you do?

Read this Prospectus in full—paying particular attention to:

- important information on the inside front cover;
- answers to key questions in Section 2;
- risks that may be relevant to an investment in CPS II in Section 5; and
- the Terms of Issue in Appendix A.

Consider all risks and other information about CPS II in light of your investment objectives, financial situation and particular needs (including financial and tax issues).

Consult your financial adviser or other professional adviser if you are uncertain as to whether you should apply for CPS II.

Completing and submitting Application Forms

If you are eligible for CPS II and you want to apply for CPS II, then you need to complete and submit an Application Form.

Complete an Application Form

Applications for CPS II can only be made on an Application Form, which accompanies, or is attached to, this Prospectus.

If you are an Eligible Securityholder:

You may apply for CPS II during the Offer Period either:

- online by following the instructions at **www.stgeorge.com.au/cps2offer**. If you apply online, you will need to supply your SRN or HIN and make an Application Payment by BPAY®; or
- by using a paper personalised Securityholder Application Form which accompanies this Prospectus—available upon request from St.George.

If you are a Broker Firm Applicant:

You should contact your Co-Manager or Participating Broker for information on how to submit the Broker Firm Application Form and to make your Application Payment.

For more information about applying under the Securityholder Offer and the Broker Firm Offer—see Section 3.2.

Submit your Application

The Offer may close early, so you are encouraged to lodge your Application Form and Application Payments promptly.

If you are an Eligible Securityholder, your Application must be received by the Registry no later than the Closing Date for the Securityholder Offer, which is expected to be **5.00pm on 19 December 2007.**

If you are a Broker Firm Applicant, contact your Co-Manager or Participating Broker for instructions on how to submit the Broker Firm Application Form and Application Payment. These must be received by the Co-Manager or Participating Broker by the Closing Date for the Broker Firm Offer, which is expected to be **10.00am on 27 December 2007.**

For more information

If, after you have read this Prospectus, you have any questions regarding the Offer or how to apply for CPS II, contact your financial adviser or other professional adviser.

Summary of key terms of CPS II and key risks



Key terms of CPS II

General

Issuer	St.George Bank Limited (ABN 92 055 513 070).
Security	Converting Preference Shares II (CPS II). CPS II are non-cumulative unsecured converting preference shares in the capital of St.George. CPS II are similar but not identical to the CPS issued by St.George in December 2006.
Face Value	$100 per CPS II.
Term	CPS II do not have a fixed redemption date. However, CPS II are expected to convert into Ordinary Shares on 20 August 2013 provided that both of the Mandatory Conversion Conditions are satisfied.
Quotation on ASX	St.George has applied to quote CPS II on ASX under ASX code 'SGBPE'.
Issue Credit Rating[1]	When issued—'A-' by Standard & Poor's, 'A1' by Moody's and 'A-' by Fitch Ratings.

Dividends

Floating rate franked[2]	Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked and accordingly Holders are expected to receive cash Dividends and franking credits. Dividends are scheduled to be paid at the end of each quarterly Dividend Period—subject to the Payment Tests.
Dividend Rate	The Dividend Rate for each quarterly Dividend will be calculated using the following formula: **Dividend Rate = (Bank Bill Swap Rate + Margin) x (1 - Tax Rate)** where: **Bank Bill Swap Rate** is: • for the first Dividend to be paid on 20 February 2008—the Bank Bill Swap Rate applying on the Issue Date; and • for all subsequent Dividend Periods—the Bank Bill Swap Rate applying on the first Business Day of the relevant Dividend Period; **Margin** is 1.60% per annum—the Margin was determined under the Bookbuild; and **Tax Rate** is the Australian corporate tax rate applicable to St.George's franking account as at the Issue Date—30% at the date of this Prospectus (expressed as a decimal in the formula, being 0.30). *For example, if the Bank Bill Swap Rate is 7.17%[3] per annum and the Margin is 1.60% per annum, then the Dividend Rate, for that Dividend Period, would be 6.14% per annum fully franked—which is equivalent to 8.77% per annum grossed-up for the value of the franking credits.*
Dividend Payment Dates	In each year that CPS II are on issue, Dividends are scheduled to be paid at the end of each quarterly Dividend Period on 20 February, 20 May, 20 August and 20 November. The first Dividend Payment Date is scheduled to be 20 February 2008. If any of these dates are not Business Days, then payment will be made the next Business Day.

Notes:

1 Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade—see Section 4.8 for further information about credit ratings associated with CPS II and Section 5.1.12 for risks associated with credit ratings. None of Standard & Poor's, Moody's or Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

2 Australian resident taxpayers may be entitled to utilise franking credits. Australian resident taxpayers that are individuals or complying superannuation entities may be entitled to a refund of excess franking credits. In addition to reading the information provided in the Tax Letter in Section 6, you should seek professional advice in relation to your individual tax position.

3 The Bank Bill Swap Rate was 7.17% per annum as at 16 November 2007 for the purposes of this example.

Key terms of CPS II

Dividends continued

Franking	St.George expects Dividends to be fully franked. If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component. If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly.
Payment Tests	For a Dividend to be paid, the Payment Tests must be satisfied. They can be summarised as: • the Directors declaring a Dividend to be payable; • St.George having sufficient profits available to pay the Dividend; • St.George being able to pay the Dividend without St.George (on a Level 1 basis) or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines; • the amount of the Dividend not exceeding Distributable Profits; and • in the case of an Optional Dividend, APRA giving its prior written approval.
Dividend stopper if Dividends are not paid	If 20 Business Days after a Dividend Payment Date St.George has not declared a Dividend or has not paid a declared Dividend in full, then a dividend stopper applies. This means that St.George must get approval by a special resolution of Holders before it can: • pay any dividend or distribution on any Equal Ranking Capital Securities (including CPS, SPS and SAINTS) or on any Junior Ranking Capital Securities (including Ordinary Shares); or • make any return of capital on any Junior Ranking Capital Securities. The dividend stopper will be removed if St.George pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months (an Optional Dividend).

Mandatory Conversion into Ordinary Shares

Mandatory Conversion or Transfer	St.George must convert all CPS II on issue at the Mandatory Conversion Date into a variable number of Ordinary Shares. Upon conversion, Holders will receive $101.01 worth of Ordinary Shares per CPS II (based on the VWAP during the 20 Business Days before conversion). The VWAP of Ordinary Shares during the 20 Business Days before conversion that is used to calculate the number of Ordinary Shares you receive on conversion of CPS II may differ from the Ordinary Share price on or after conversion. This means that the value of Ordinary Shares received on conversion of each CPS II into Ordinary Shares may be worth more or less than $101.01 when they are issued. Alternatively, before a possible Mandatory Conversion Date, St.George may choose to arrange that all (but not some only) CPS II on issue be acquired from Holders by a Third Party Purchaser(s) on a possible Mandatory Conversion Date. This process is called Transfer. If Transfer is chosen by St.George, Holders will be notified and on the possible Mandatory Conversion Date they will receive $100 from the Third Party Purchaser(s) for each CPS II that is Transferred rather than a variable number of Ordinary Shares issued by St.George under Mandatory Conversion. Transfer can occur whether or not the Mandatory Conversion Conditions are satisfied.
Mandatory Conversion Date	The Mandatory Conversion Date is 20 August 2013 provided that both of the Mandatory Conversion Conditions are satisfied.
Mandatory Conversion Date may be later	If either of the Mandatory Conversion Conditions is not satisfied on 20 August 2013, then the Mandatory Conversion Date will be the next Dividend Payment Date on which the Mandatory Conversion Conditions are both satisfied.

Key terms of CPS II

St.George may redeem, buy-back or cancel	If the first Mandatory Conversion Condition is not satisfied, rather than deferring Mandatory Conversion, St.George may (subject to APRA giving its prior written approval) redeem, buy-back or cancel all the CPS II on issue for $100 each on the Mandatory Conversion Date.
Mandatory Conversion Conditions	The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different dates. The dates and conditions are: • **First Test**: the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) on the 25th Business Day before a possible Mandatory Conversion Date must be at least 55% of the Issue Share Price; and • **Second Test**: the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) over the 20 Business Days before a possible Mandatory Conversion Date must be greater than 50% of the Issue Share Price. The Mandatory Conversion Conditions provide protection to Holders from receiving less than $101.01 worth of Ordinary Shares per CPS II on Mandatory Conversion. For those calculations, the **Issue Share Price** is the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Issue Date. *For example, if the Issue Share Price is $36.60, then the VWAPs relevant to the two Mandatory Conversion Conditions are $20.33 and $18.49, respectively. For worked examples of these calculations—see Section 2.6.3.*
Maximum Conversion Number	To qualify as Non-innovative Residual Tier 1 Capital, APRA requires that the number of Ordinary Shares that each CPS II converts into does not exceed a certain number defined as the Maximum Conversion Number. The Maximum Conversion Number is calculated at the Issue Date using the following formula: $\frac{\text{Face Value (\$100)}}{\text{50\% x Issue Share Price}}$ *For example, if the Issue Share Price is $36.60, then the Maximum Conversion Number applicable to each CPS II would be 5.4645 Ordinary Shares.*
Impact of Mandatory Conversion Conditions	The Maximum Conversion Number will never operate to limit the number of Ordinary Shares that Holders receive on Mandatory Conversion, due to the existence of the Mandatory Conversion Conditions. If the actual Conversion Number calculated on a possible Mandatory Conversion Date is equal to or greater than the Maximum Conversion Number, then the Second Test of the Mandatory Conversion Conditions will prevent Mandatory Conversion from occurring.

Exchange

Exchange or Transfer by St.George	St.George may choose to Exchange all (but not some only) CPS II on issue after a Tax Event or a Regulatory Event. St.George **must** choose to Exchange all (but not some only) CPS II on issue after an Acquisition Event. In either case, on Exchange St.George may choose (subject to APRA giving its prior written approval) to: • convert each CPS II into a variable number of Ordinary Shares equal to the Conversion Number; • redeem, buy-back or cancel CPS II for $100 each; or • undertake a combination of the above. Alternatively, St.George may choose to arrange a Transfer to occur on an Exchange Date. In those circumstances, Holders would be notified and on the Exchange Date they will receive $100 from the Third Party Purchaser(s) for each CPS II that was Transferred.

Key terms of CPS II

Exchange continued

Conversion may not occur under Exchange	St.George **must not** choose conversion into Ordinary Shares as the mechanism of Exchange if the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) is less than 55% of the Issue Share Price on the second Business Day before an Exchange Notice is to be issued. If conversion into Ordinary Shares is chosen as the mechanism of Exchange, and on the Exchange Date the actual Conversion Number is equal to or greater than the Maximum Conversion Number, then conversion will not occur at that date and CPS II will remain on issue. In these circumstances, St.George must issue another Exchange Notice (which can include a choice by St.George to redeem, buy-back or cancel all CPS II for $100 each) or arrange a Transfer of all CPS II on issue.
Exchange by Holders	Holders have no right to request Exchange.

Conversion Number upon Mandatory Conversion or Exchange

Conversion Number	Upon conversion of CPS II into Ordinary Shares, the Conversion Number will be calculated by dividing: • $100 per CPS II; by • the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Exchange Date—with that VWAP reduced by the 1.0% Conversion Discount.

Ranking

Ranking on winding up	CPS II are not deposit liabilities of St.George. CPS II rank for payment on a winding up of St.George ahead of Ordinary Shares, equal with CPS, SPS and SAINTS, but behind all depositors and creditors of St.George.

You should read the whole of this Prospectus carefully. If you are unclear in relation to any matter, or uncertain if CPS II are a suitable investment for you, then you should consult your financial adviser or other professional adviser.

Summary of key risks

Before deciding whether to apply for CPS II, you should consider whether CPS II are a suitable investment for you. There are risks associated with investing in CPS II and in St.George and the banking industry generally. Many of those risks are outside the control of St.George and its Directors. The following summarises the key risks, which are explained in detail in Section 5:

Dividends may not be paid

There is a risk that Dividends will not be paid if the Payment Tests are not satisfied—see Section 5.1.1. The Payment Tests are described in Section 2.5.7.

If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper will apply—see Section 2.5.10.

Financial market conditions and liquidity

The market price of CPS II may fluctuate due to various factors that affect financial market conditions—see Section 5.1.2. It is possible that CPS II may trade at a market price below their Face Value of $100 each.

In addition, the market for CPS II may be less liquid than the market for Ordinary Shares. Holders who wish to sell their CPS II may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CPS II—see Section 5.1.3.

Changes in Dividend Rate

The Dividend Rate will fluctuate (both increasing and decreasing) over time with movement in the Bank Bill Swap Rate. There is a risk that this rate may become less attractive when compared to the rates of return available on comparable securities—see Section 5.1.4.

Exchange by St.George is subject to certain events occurring

Exchange **may** occur if a Tax Event or Regulatory Event happens and **must** occur if an Acquisition Event happens—see Section 2.7.3.

The mechanism of Exchange chosen by St.George is subject to APRA giving its prior written approval. In addition, the Ordinary Share price before the proposed date of dispatch of an Exchange Notice will affect whether St.George can choose conversion into Ordinary Shares as the mechanism for Exchange.

APRA may not approve the mechanism of Exchange chosen by St.George and the mechanism chosen (if APRA does approve) may be disadvantageous to the Holder in light of market conditions or individual circumstances, at the time of Exchange—see Section 5.1.6.

Mandatory Conversion may not occur

CPS II are expected to convert into Ordinary Shares on 20 August 2013. However, there is a risk that the Ordinary Share price falls to such an extent after the issue of CPS II that either of the Mandatory Conversion Conditions is not satisfied when Mandatory Conversion is scheduled to occur. This means that Mandatory Conversion may not occur on 20 August 2013 or on any of the following Dividend Payment Dates—see Section 5.1.7.

St.George's financial performance and position

The value of CPS II may be affected by St.George's financial performance and position—regardless of whether or not they are Exchanged. For specific risks associated with an investment in St.George and the banking industry generally—see Section 5.2.

St.George's financial performance and position may also adversely affect the credit ratings associated with CPS II—see Section 5.1.12.

Answers to key questions



2.1 Quick reference guide of questions and answers in this Section 2

2.2 Description of CPS II

2.2.1 What are CPS II?

"CPS II" is an acronym for Converting Preference Shares II, which are non-cumulative unsecured converting preference shares in the capital of St.George. CPS II are similar, but not identical, to the CPS issued by St.George in December 2006.

For more information comparing CPS II to CPS, SPS and SAINTS—see Section 2.11.4.

CPS II:

- entitle Holders to preferred, non-cumulative Dividends, based on a floating rate, which are expected to be fully franked—subject to the Payment Tests—see Section 2.5;
- are expected to convert into Ordinary Shares on the Mandatory Conversion Date—see Section 2.6;
- can be Exchanged by St.George subject to the occurrence of certain events—see Section 2.7;
- may be Transferred from Holders to a Third Party Purchaser(s) for $100 each at the election of St.George on 20 August 2013, on another possible Mandatory Conversion Date or on an Exchange Date—see Section 2.8; and
- rank for payment on a winding up of St.George ahead of Ordinary Shares, equal with CPS, SPS and SAINTS, but behind all depositors and creditors of St.George—see Section 2.10.

2.2.2 Why is St.George issuing CPS II?

CPS II are being issued by St.George as part of its ongoing capital management—specifically to replace the US$250 million of Depositary Capital Securities redeemed by St.George in June 2007 and to fund organic growth. CPS II will form part of St.George's Tier 1 Capital as APRA has confirmed its eligibility as Non-innovative Residual Tier 1 Capital under its prudential standards.

St.George is in the process of implementing Basel II and as a result its capital adequacy requirements are under review from APRA. APRA has granted St.George a temporary reduction to its minimum Tier 1 Capital Ratio from 6.7% to 6.5%, while APRA further assesses St.George's minimum capital requirements in 2008. St.George expects to maintain its Total Capital Ratio above the 10% minimum APRA requirement at all times. St.George announced the following capital initiatives in its results announcement for the year ended 30 September 2007:

- issuing of up to $400 million of Non-innovative Residual Tier 1 Capital through the Offer; and
- underwriting of the DRP for the final Ordinary Share dividend of $458 million for the year ended 30 September 2007 (2007 Final Dividend).

On 26 November 2007, St.George issued 21.9 million Ordinary Shares raising $767 million of Tier 1 Capital under an institutional placement that was completed on 15 November 2007 (Placement). Following the Placement, St.George has cancelled the underwriting of the DRP for the 2007 Final Dividend. The Placement raised an estimated incremental amount of $369 million above the amount that would have been raised under the underwritten DRP for the 2007 Final Dividend. The issue of Ordinary Shares under the Placement combined with the issue of CPS II puts St.George in a strong capital position with flexibility to pursue growth opportunities in the current lending environment.

St.George's Tier 1 Capital Ratio as at 30 September 2007 was 6.7%. The pro-forma effect of completing the issue of CPS II, the issue of Ordinary Shares under the Placement and the cancellation of the underwritten DRP for the 2007 Final Dividend on St.George's pro-forma consolidated capital adequacy as at 30 September 2007 is a pro-forma Tier 1 Capital Ratio of 7.7%—see Section 4.7.3.

St.George has also reconfirmed that assuming a reasonably sound economic environment it is targeting growth of 10% in earnings per Ordinary Share for the year ending 30 September 2008 on the expanded capital base following the issue of CPS II, the issue of Ordinary Shares under the Placement and the cancellation of the underwritten DRP for the 2007 Final Dividend.

For more information on APRA—see Section 2.4.1.

For more information on Basel II—see Section 2.4.2.

For more information on St.George's capital management—see Section 4.6.

2.2.3 What is Tier 1 Capital?

APRA classifies capital into two tiers for its supervisory purposes—referred to as Tier 1 Capital and Tier 2 Capital. APRA requires all authorised deposit-taking institutions (ADIs) to maintain a minimum ratio of capital to risk weighted assets, at least half of which must be maintained in the form of Tier 1 Capital, with the remainder being in the form of Tier 2 Capital.

Tier 1 Capital consists of paid up ordinary shares, general reserves, retained profits, non-cumulative preference shares and other innovative capital instruments not redeemable at the holder's option (subject to APRA giving its prior written approval) together with minority interests but excludes retained profits and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes. Tier 1 Capital must constitute at least 50% of the capital base requirements.

For more information on APRA's capital adequacy requirements for St.George—see Section 4.6.2.

For more information on St.George's pro-forma capital adequacy ratios as at 30 September 2007—see Section 4.7.3.

2.2.4 What is Non-innovative Residual Tier 1 Capital?

Non-innovative Residual Tier 1 Capital is a term used by APRA to define certain securities that may qualify for measurement in the regulated capital of ADIs supervised by APRA due to their fulfilment of certain requirements.

Applicable from 1 January 2008, APRA's prudential standards separate Residual Tier 1 Capital into Innovative Residual Tier 1 Capital and Non-innovative Residual Tier 1 Capital and specify the requirements for securities to qualify under these two definitions of regulated capital, as follows:

- Innovative Residual Tier 1 Capital (such as SPS and SAINTS) may constitute up to 15% of net Tier 1 Capital; and
- Residual Tier 1 Capital (such as CPS and CPS II) may constitute up to 25% of net Tier 1 Capital.

These limits on Residual Tier 1 Capital and Innovative Residual Tier 1 Capital become effective on 1 January 2008. For ADIs materially affected, APRA intends to grant up to a further two year transition period, until 1 January 2010, to allow these institutions to come within the proposed limits. As a result of redeeming the Depositary Capital Securities, which would be classified as Innovative Residual Tier 1 Capital, in June 2007, St.George expects to comply with these limits from 1 January 2008 and accordingly will not seek transition relief.

The APRA prudential standards set out features that would enable a security to be classified as Non-innovative Residual Tier 1 Capital. Under these APRA standards, mandatory convertible preference shares can qualify as Non-innovative Residual Tier 1 Capital provided that the maximum number of ordinary shares received on conversion of each preference share does not exceed the ratio of the price of the preference share divided by 50% of the ordinary share price at the time of issue of the preference shares.

APRA has confirmed that St.George is entitled to treat CPS II as Non-innovative Residual Tier 1 Capital under its prudential standards. CPS II qualify as Non-innovative Residual Tier 1 Capital (among other things) due to the existence of the Maximum Conversion Number. Effectively, the Maximum Conversion Number sets a floor in the Ordinary Share price at which Mandatory Conversion or conversion under Exchange can occur. The Maximum Conversion Number will be calculated on the Issue Date.

For information on the Maximum Conversion Number—see Section 2.6.4.

CPS II have been designed to protect you from conversion occurring if the Maximum Conversion Number would cause you to receive less than $101.01[1] worth of Ordinary Shares per CPS II (based on the VWAP during the 20 Business Days before a possible Mandatory Conversion Date or Exchange Date (as relevant) adjusted for the 1.0% Conversion Discount). These protections are called Mandatory Conversion Conditions.

For more information on the Mandatory Conversion Conditions—see Section 2.6.3.

For more information on the Conversion Number—see Section 2.9.1.

Note:

1 The VWAP of Ordinary Shares during the 20 Business Days before conversion that is used to calculate the number of Ordinary Shares you receive on conversion of CPS II may differ from the Ordinary Share price on or after conversion. This means that the value of Ordinary Shares received on conversion of each CPS II into Ordinary Shares may be worth more or less than $101.01 when they are issued.

2.2.5 Can CPS II be traded on ASX?

St.George has applied to quote CPS II on ASX. Quotation is not guaranteed or automatic. Quotation on ASX will allow you to realise or increase your investment in CPS II by selling or buying CPS II on ASX at the market price. There can be no assurances as to what that market price will be.

For more information on the risks associated with an investment in CPS II—see Section 5.

If ASX does not grant permission for CPS II to be quoted, CPS II will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible. If CPS II are quoted on ASX, then they can be purchased or sold through any stockbroker in Australia.

CPS II are expected to trade under ASX code 'SGBPE'.

2.2.6 Are CPS II independently rated?

CPS II have been assigned an Issue Credit Rating of 'A-' by Standard & Poor's, 'A1' by Moody's and 'A-' by Fitch Ratings. Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade.

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS II offered under this Prospectus. None of Standard & Poor's, Moody's and Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

For information about credit ratings associated with CPS II—see Section 4.8.

For information about the risks associated with credit ratings—see Section 5.1.12.

2.3 The Offer and applying for CPS II

2.3.1 What is the Offer?

The Offer is for 3.2 million CPS II for $100 each to raise up to $320 million, with the ability to accept oversubscriptions for up to a further $80 million. St.George has reserved the ability to take oversubscriptions to Allocate primarily to Eligible Securityholders under the Securityholder Offer.

The Offer comprises a Securityholder Offer, Broker Firm Offer and Institutional Offer.

For more information on the details of the Offer—see Section 3.

2.3.2 What are the risks of investing in CPS II?

There are risks associated with investing in CPS II and St.George and the banking industry generally, many of which are outside the control of St.George and its Directors.

For more information on the particular risks associated with investing in CPS II—see Section 5.1.

For more information on the particular risks associated with St.George and the banking industry generally—see Section 5.2.

2.3.3 What are the tax consequences of investing in CPS II?

The tax consequences for you of investing in CPS II will depend on your individual circumstances. You should obtain your own tax advice before deciding whether to invest in CPS II.

The following is a broad outline of Australian income tax consequences for Australian tax resident Holders and is not intended to be comprehensive in any way. It should be read subject to more detailed comments from Greenwood & Freehills Pty Limited in the Tax Letter in Section 6.

Provided a Holder is a qualified person in relation to a CPS II:

- the amount of any Dividends together with any attached franking credits should be included in the Holder's assessable income;
- the Holder should be entitled to a tax offset that is equal to the amount of the franking credits attached to the Dividends; and
- Holders that are individuals or complying superannuation entities may be entitled to a refund of excess franking credits.

A sale of CPS II on ASX or to a Third Party Purchaser(s) will give rise to a capital gain if the sale proceeds exceed the cost base of the CPS II. The cost base of the CPS II will include the amount paid by the Holders to acquire the CPS II.

A conversion of each CPS II into one fully paid Ordinary Share should not result in a full or partial disposal of the CPS II for capital gains tax purposes. Furthermore, the additional Ordinary Shares issued on the conversion of the CPS II should not be treated as a dividend or assessable income.

For the Tax Letter that summarises the relevant tax consequences for Australian tax resident Holders—see Section 6.

2.3.4 Who may apply for CPS II?

You may apply for CPS II if you are:

- an Eligible Securityholder who may apply under the **Securityholder Offer**;
- an Australian resident retail client of a Co-Manager or Participating Broker who may apply under the **Broker Firm Offer**; or
- an Institutional Investor who was invited by the Joint Lead Managers to bid for CPS II through the Bookbuild under the **Institutional Offer**.

There is no general public offer of CPS II.

St.George has reserved the ability to take oversubscriptions to Allocate primarily to Eligible Securityholders under the Securityholder Offer.

For more information on who may apply for CPS II—see Section 3.1.

For more information on how to apply for CPS II—see Section 3.2.

2.3.5 Is there a minimum Application amount?

Yes. If you apply to invest in CPS II, you must pay $100 per CPS II on Application. You must apply for a minimum of 50 CPS II ($5,000). If you apply for more than 50 CPS II, you must apply for multiples of 10 CPS II—that is, for incremental multiples of at least $1,000.

2.3.6 Is there brokerage or stamp duty payable?

No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your CPS II on ASX after CPS II have been quoted on ASX.

2.4 Regulatory and tax matters

2.4.1 What is APRA?

APRA is the Australian Prudential Regulation Authority which is the prudential regulator of the Australian financial services industry. It supervises banks, credit unions, building societies, general insurance and reinsurance companies, life insurance companies, friendly societies, and most members of the superannuation industry.

St.George is regulated by APRA because of its status as an ADI. APRA's prudential standards aim to ensure that ADIs (including St.George) maintain adequate capital to support the risks associated with their activities on both a stand-alone and group basis.

APRA's website at www.apra.gov.au includes further details of its functions, prudential standards and guidelines.

2.4.2 What is Basel II?

Basel II is the common name for a framework issued by Bank of International Settlements' Basel Committee on Banking Supervision for the calculation of capital adequacy for banks. The objective of the Basel II framework is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks. The Basel II framework is based on three 'pillars'. Pillar One covers the capital requirements for banks, Pillar Two covers the supervisory review process and Pillar Three relates to market disclosure. The Basel II framework introduces a capital requirement for operational risk and, for both credit and operational risk, allows a choice between three approaches. St.George is targeting 1 January 2009 as the start date for calculating capital adequacy under Basel II. APRA has indicated that St.George will remain subject to Basel I during 2008. St.George is working closely with APRA through the Basel II accreditation process.

2.4.3 How are CPS II treated by APRA for regulatory capital purposes?

The terms of CPS II satisfy the current prudential guidelines for Non-innovative Residual Tier 1 Capital as described by APRA.

For more information on St.George's capital management—see Section 4.6.

For more information on St.George's pro-forma captial adequacy ratios as at 30 September 2007—see Section 4.7.3.

2.4.4 Could regulatory changes affect CPS II?

Yes. If St.George determines (based on advice from a reputable legal counsel) that a regulatory change has certain specified effects, or the Directors determine that CPS II are not eligible Tier 1 Capital, then a Regulatory Event will occur and St.George may choose to Exchange or arrange a Transfer.

For more information on St.George's right to choose Exchange or Transfer following a Regulatory Event—see Sections 2.7.3 and 2.8.3.

For more information on the definition of Regulatory Event—see Section 2.7.6.

2.4.5 Could tax changes affect CPS II?

Yes. Various tax related actions or events (such as a change to the tax laws, a judicial decision or a public or private ruling) could be a Tax Event such that St.George may choose to Exchange or arrange a Transfer. In order for St.George to determine if tax related actions or events constitute a Tax Event, it must receive an opinion from a reputable legal counsel or tax adviser that the tax related action or event will have certain specified effects.

For more information on St.George's right to choose Exchange or Transfer following a Tax Event—see Sections 2.7.3 and 2.8.3.

For more information on the definition of Tax Event—see Section 2.7.5.

2.5 Dividends

2.5.1 What are Dividends?

Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked. For a Dividend to be paid, the Payment Tests must be satisfied—see Section 2.5.7.

Dividends are scheduled to be paid at the end of each quarterly Dividend Period at the Dividend Rate—see Section 2.5.2.

2.5.2 How will the Dividend Rate be calculated?

The Dividend Rate for each quarterly Dividend will be set on the first Business Day of each Dividend Period and will be calculated using the following formula:

Dividend Rate = (Bank Bill Swap Rate + Margin) x (1 - Tax Rate)

where:

Bank Bill Swap Rate is:

- for the first Dividend to be paid on 20 February 2008—the Bank Bill Swap Rate applying on the Issue Date; and
- for all subsequent Dividend Periods—the Bank Bill Swap Rate applying on the first Business Day of the relevant Dividend Period;

Margin is 1.60% per annum—the Margin was determined under the Bookbuild; and

Tax Rate is the Australian corporate tax rate applicable to St.George's franking account as at the Issue Date—30% at the date of this Prospectus (expressed as a decimal in the formula, 0.30).

As an example, assuming the Bank Bill Swap Rate on the Issue Date is the same as that on 16 November 2007 and the Margin is 1.60% per annum, then the Dividend Rate for the first Dividend Period (from the Issue Date to 20 February 2008) will be calculated as follows:

Bank Bill Swap Rate (i.e. Bank Bill Swap Rate on 16 November 2007)	7.1700% per annum
Plus: the Margin (bottom of the Margin range for the Bookbuild)	+ 1.6000% per annum
Dividend Rate (grossed-up for the value of franking credits)	**8.7700% per annum**
Multiplied by: (1 - Tax Rate)	x 0.70
Dividend Rate (expected to be fully franked)	**6.1390% per annum[1]**

Note:

1 The calculation of the Dividend Rate will be rounded to four decimal places. The Bank Bill Swap Rate and Margin on which this calculation is based are for illustrative purposes only and do not indicate, guarantee or forecast the actual Dividend Rate. The actual Dividend Rate may be higher or lower than this. Australian resident taxpayers may be entitled to utilise franking credits. Australian taxpayers that are individuals or complying superannuation entities may be entitled to an excess of franking credits. Investors should seek professional advice.

The Dividend Rate set for each Dividend Period after the first Dividend Payment Date will be calculated using the above formula.

For more information on the calculation of the Dividend Rate—see clause 2.1 of the Terms of Issue.

2.5.3 How will the dollar amount of the Dividend be calculated?

The Dividend scheduled to be paid on each Dividend Payment Date will be calculated using the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate x Face Value x N}}{365}$$

where:

Dividend Rate is calculated as set out in Section 2.5.2;

Face Value is $100 per CPS II; and

N is the number of days in the Dividend Period ending on (but not including) the relevant Dividend Payment Date.

Continuing from the previous example, if the franked Dividend Rate was 1.60% per annum as calculated in Section 2.5.2, then the Dividend on each CPS II for an indicative Dividend Period of 90 days would be calculated as follows:

Dividend Rate (expected to be fully franked)	**6.1390%** per annum
Multiplied by: the Face Value	x $100.00
Multiplied by: the number of days in the Dividend Period	x 90[1]
Divided by: the number of days in a year	÷ 365
Cash amount of Dividend (expected to be fully franked)	**$1.5137**[2]

Notes:

1 Dividend Periods will generally be 89 to 92 days. However, the first Dividend Period is expected to be 54 days as it is expected to start on the Issue Date, 28 December 2007.

2 All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of CPS II, any fraction of a cent will be disregarded. The Dividend Rate on which this calculation is based and the Dividend above are for illustrative purposes only and do not indicate, guarantee or forecast the actual Dividend. The actual Dividend may be higher or lower than this.

For the calculation of the Dividend—see clause 2.1 of the Terms of Issue.

2.5.4 What is the Bank Bill Swap Rate?

The Bank Bill Swap Rate is a benchmark interest rate in the Australian money market, commonly used by major Australian banks to lend cash to each other over a 90 day period. On 16 November 2007, the Bank Bill Swap Rate was 7.1700% per annum.

For information on the movement in the Bank Bill Swap Rate over the last 20 years and the risks associated with fluctuations in the Dividend Rate—see Section 5.1.4.

2.5.5 When will Dividends be paid?

Subject to the Payment Tests described in Section 2.5.7, Dividends are scheduled to be paid at the end of each quarterly Dividend Period. The first Dividend Payment Date is scheduled to be 20 February 2008. The last Dividend Payment Date is the date on which CPS II are Exchanged.

After the first Dividend Period, the Dividend Rate will be determined and the Dividend will be paid on the following dates each year. If any of these days is not a Business Day, the Dividend Rate will be determined and the Dividend paid, respectively on the next Business Day.

Dividend Rate determined	Dividend Payment Date
20 February	20 May
20 May	20 August
20 August	20 November
20 November	20 February

2.5.6 How will your Dividends be paid?

Dividends will be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Directors. St.George reserves the right to vary the way in which any Dividend is paid.

If you are issued any CPS II, and do not have an existing direct credit instruction as an existing Ordinary Shareholder or as a holder of CPS, SPS or SAINTS, when you are sent your Holding Statement the Registry will provide you with a personalised direct credit form on which you can provide your Australian dollar financial institution account details if you wish to receive your Dividends by direct credit.

2.5.7 Will Dividends always be paid?

Dividends may not always be paid. For a Dividend to be paid, the Payment Tests must be satisfied. The Payment Tests can be summarised as:

- the Directors declaring a Dividend to be payable;
- St.George having sufficient profits available to pay the Dividend;
- St.George being able to pay the Dividend without St.George (on a Level 1 basis) or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines (unless APRA gives its prior written approval);
- the amount of the Dividend not exceeding Distributable Profits (unless APRA approves the payment of the Dividend); and
- in the case of an Optional Dividend, APRA giving its prior written approval.

If one or more of these conditions are not satisfied, a Dividend will not be paid. As Dividends are non-cumulative, Holders will have no recourse to payment from St.George and may not receive payment of the Dividend at any later time.

For more information on the major risks affecting the level of profitability of St.George—see Section 5.2.

For the full definition of Payment Tests—see clause 2.3 of the Terms of Issue.

2.5.8 What are Distributable Profits?

Distributable Profits are an amount of profits from which Dividends can be paid. The amount is calculated at two levels—on a Level 1 and Level 2 basis as described by APRA.

Broadly, Level 1 is St.George without its controlled entities and Level 2 is the consolidated banking group.

Distributable Profits are calculated on a Level 1 and Level 2 basis and whichever is lower is the amount available to pay Dividends. The calculation (which is conducted on both a Level 1 and a Level 2 basis) is as follows:

- the profits after tax of St.George or the Group (as relevant) for the immediately preceding 12 month period ended 31 March or 30 September which are publicly available (or another amount determined by APRA);

  less

- the aggregate amount of Dividends or interest paid or payable by a member of St.George or the Group (as relevant) on its Upper Tier 2 Capital or Tier 1 Capital securities (which includes dividends on Ordinary Shares, but not intra-Group dividends or interest) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

St.George's Distributable Profits for the year ended 30 September 2007 were $213 million on a Level 1 basis and $309 million on a Level 2 basis. The difference between these two calculations will be influenced by various arrangements within the Group including how dividends are paid between subsidiaries within the Group and will vary from period to period.

For the full definition of Distributable Profits—see clause 10 of the Terms of Issue.

2.5.9 Can St.George make Optional Dividend payments?

The Directors may determine that an Optional Dividend equal to the total amount of any unpaid Dividends in the preceding 12 months be paid. This will remove the effects of a dividend stopper if any scheduled Dividends have not been paid. Payment of Optional Dividends is subject to APRA giving its prior written approval and the Payment Tests—see Section 2.5.7.

For the full description of Optional Dividend—see clause 2.9(d) of the Terms of Issue.

For further information on how St.George can remove the effect of the dividend stopper—see Section 2.5.10.

2.5.10 What happens if a Dividend is not paid?

Dividends on CPS II are non-cumulative and therefore if a Dividend or part of a Dividend is not paid on a Dividend Payment Date, Holders have no right to receive that Dividend at any later time.

If 20 Business Days after a Dividend Payment Date St.George has not declared a Dividend or has not paid a declared Dividend in full, then a dividend stopper applies. This means that St.George must get approval by a special resolution of Holders before it can pay any dividend or distribution on any Equal Ranking Capital Securities or on any Junior Ranking Capital Securities or make any return of capital on any Junior Ranking Capital Securities, unless:

- four consecutive Dividends scheduled to be paid on CPS II, after the Dividend Payment Date for the Dividend that has not been paid, have been paid in full;
- an Optional Dividend has been paid to the Holders equal to the aggregate amount of unpaid Dividends for the 12 months before the date of payment of the Optional Dividend;
- a pro rata payment is made on CPS II and on Equal Ranking Capital Securities ranking equally with CPS II in respect of those payments; or
- all CPS II have been Exchanged.

Payment of Optional Dividends is subject to APRA giving its prior written approval and the Payment Tests—see Section 2.5.7.

For the full details on the dividend stopper and the circumstances in which it will not apply—see clause 2.9 of the Terms of Issue.

2.5.11 What happens if St.George is unable to pay fully franked Dividends?

If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component. If the Directors make a declaration to pay a Dividend which is not fully franked but the Dividend is not increased, St.George will be restricted by the dividend stopper—see Section 2.5.10.

For the formula that will apply to adjust the Dividend—see clause 2.2(b) of the Terms of Issue.

2.5.12 What happens if the Australian corporate tax rate changes?

If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly.

For the formula that will apply to adjust the Dividend—see clause 2.2(a) of the Terms of Issue.

2.6 Mandatory Conversion

2.6.1 What is Mandatory Conversion?

Mandatory Conversion is the process through which CPS II convert into a variable number of Ordinary Shares on 20 August 2013—as long as both of the Mandatory Conversion Conditions are satisfied on that date. If both of the Mandatory Conversion Conditions are not satisfied on that date, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.

When Mandatory Conversion occurs, you will receive a variable number of Ordinary Shares for each of your CPS II equivalent to the Conversion Number—see Section 2.9.1.

CPS II have been designed so that the Maximum Conversion Number will never operate to limit the number of Ordinary Shares that Holders will receive upon Mandatory Conversion. Instead the Mandatory Conversion Conditions will prevent Mandatory Conversion from occurring on a possible Mandatory Conversion Date if the Conversion Number is equal to or greater than the Maximum Conversion Number—see Section 2.6.3.

Before Mandatory Conversion occurs, St.George may choose to arrange that all (but not some only) CPS II on issue be acquired from Holders by a Third Party Purchaser(s) for cash equal to $100 for each CPS II. If St.George chooses to arrange a Transfer, it must notify Holders by issuing a Transfer Notice no less than 30 Business Days and no more than 60 Business Days before a possible Mandatory Conversion Date. In this circumstance, Holders would receive $100 per CPS II that was Transferred rather than a variable number of Ordinary Shares issued under Mandatory Conversion. Transfer is not subject to the Mandatory Conversion Conditions.

For more information on Mandatory Conversion—see clause 3.1 of the Terms of Issue.

For more information about Transfer—see Section 2.8.

2.6.2 When is the Mandatory Conversion Date?

The Mandatory Conversion Date will be 20 August 2013 provided that both of the Mandatory Conversion Conditions are satisfied on that date. The Mandatory Conversion Conditions are described in Section 2.6.3.

If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2013, then the next possible Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.

If the First Test under the Mandatory Conversion Conditions is not satisfied before a possible Mandatory Conversion Date, then St.George must issue a notice to ASX within five Business Days to inform all Holders that Mandatory Conversion will not occur on that possible Mandatory Conversion Date. In this circumstance, St.George may choose to redeem, buy-back or cancel the CPS II (subject to APRA giving its prior written approval) on that possible Mandatory Conversion Date. If St.George makes this choice, Holders will receive $100 for each CPS II that is redeemed, bought back or cancelled. If a notice is issued by St.George to ASX stating that the First Test has not been satisfied, and St.George has not chosen to redeem, buy-back or cancel the CPS II, the next Dividend Payment Date will become the next possible Mandatory Conversion Date. The Mandatory Conversion Conditions will be tested again in respect of that date.

For more information on the Mandatory Conversion Date—see clause 3.1 of the Terms of Issue.

The following diagram sets out the timeframes that are relevant for testing whether Mandatory Conversion will occur.

Timeframes for Mandatory Conversion Conditions and Transfer
Example using 20 August 2013 as possible Mandatory Conversion Date

No earlier than 60 Business Days (28 May 2013) and no less than 30 Business Days (9 July 2013) before the possible Mandatory Conversion Date, St.George may issue a Transfer Notice.

Five Business Days for St.George to issue notice to ASX if First Test fails—St.George may choose to issue an Exchange Notice subject to APRA giving its prior written approval

20 Business Day VWAP period

First Test (16 July 2013): 25th Business Day before possible Mandatory Conversion Date

20th Business Day before possible Mandatory Conversion Date **(23 July 2013)**

Second Test (19 August 2013): Last Business Day of VWAP period (Business Day before possible Mandatory Conversion Date)

Possible Mandatory Conversion Date **(20 August 2013)**

First Test:

If the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) on 25th Business Day before possible Mandatory Conversion Date is at least 55% of the Issue Share Price proceed to Second Test.

If not—St.George must issue a notice to ASX that Mandatory Conversion will not proceed on that date. At that time, St.George may (subject to APRA giving its prior written approval) choose to issue an Exchange Notice notifying Holders that it will redeem, buy-back or cancel all CPS II on that possible Mandatory Conversion Date.

Second Test:

If the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) during the 20 Business Day period ending on the Business Day before the possible Mandatory Conversion Date is greater than 50% of the Issue Share Price proceed with Mandatory Conversion.

If not—Mandatory Conversion is deferred to the next Dividend Payment Date and the Mandatory Conversion Conditions would be tested again in the lead up to that date.

2.6.3 What are the Mandatory Conversion Conditions?

CPS II have been designed to protect you from Mandatory Conversion occurring if the Maximum Conversion Number would have applied so that you would receive less than $101.01[1] worth of Ordinary Shares per CPS II on Mandatory Conversion (based on the VWAP during the 20 Business Days before the Mandatory Conversion Date adjusted for the 1.0% Conversion Discount). These protections are called the Mandatory Conversion Conditions.

The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different dates before a possible Mandatory Conversion Date. The dates and conditions are:

- **First Test**: the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) on the 25th Business Day before a possible Mandatory Conversion Date must be at least 55% of the Issue Share Price; and
- **Second Test**: the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) over the 20 Business Days before a possible Mandatory Conversion Date must be greater than 50% of the Issue Share Price.

For more information on the Mandatory Conversion Conditions—see clause 3.1(c) of the Terms of Issue.

Note:

1 The VWAP of Ordinary Shares during the 20 Business Days before conversion that is used to calculate the number of Ordinary Shares you receive on conversion of CPS II may differ from the Ordinary Share price on or after conversion. This means that the value of Ordinary Shares received on conversion of each CPS II into Ordinary Shares may be worth more or less than $101.01 when they are issued.

As an example, assuming the Issue Share Price was $36.60, then the following tables set out the calculations that St.George would do to determine if Mandatory Conversion was to occur on the first possible Mandatory Conversion Date—20 August 2013. These examples assume that:

- there are no changes to the VWAP or Maximum Conversion Number arising from transactions affecting the capital of St.George—see clause 3.6 of the Terms of Issue; and
- St.George has not chosen to arrange a Transfer—see Section 2.8.

Assumptions[1]	
25th Business Day before Mandatory Conversion Date	16 July 2013
20th Business Day before Mandatory Conversion Date	23 July 2013
Possible Mandatory Conversion Date	20 August 2013
20 Business Day period preceding (but not including) the possible Mandatory Conversion Date	23 July 2013 to 19 August 2013
Issue Share Price (expected to be set on 28 December 2007)	$36.60
55% of Issue Share Price = 55% of $36.60	$20.13
50% of Issue Share Price = 50% of $36.60	$18.30
Conversion Discount	0.01

To satisfy the First Test on 16 July 2013
St.George would calculate the VWAP on 16 July 2013.

First Test:
Is the VWAP of Ordinary Shares on 16 July 2013 (adjusted for the 1.0% Conversion Discount) ≥ 55% of the Issue Share Price?

VWAP x (1.0 - Conversion Discount) ≥ $20.13

To calculate the relevant VWAP to ascertain whether the First Test is satisfied:

VWAP x (1.0 - 0.01) ≥ $20.13

VWAP ≥ $20.13 ÷ (1.0 - 0.01)

VWAP ≥ $20.33

This example indicates that if the VWAP calculated on 16 July 2013 is *at least* $20.33, then the First Test of the Mandatory Conversion Conditions would be satisfied. As a result, the Mandatory Conversion process would progress to the Second Test that would be tested on the Business Day before the possible Mandatory Conversion Date of 20 August 2013.

If the VWAP is less than $20.33 on that First Test date, then St.George would issue a notice by 23 July 2013 to ASX. This notice would inform all Holders that the possible Mandatory Conversion Date would be moved to the next Dividend Payment Date—20 November 2013 and the First Test would be tested again in the lead up to that date.

How does $20.33 relate to the Maximum Conversion Number?

$$\text{Conversion Number} = \frac{\text{Face Value}}{\text{VWAP x (1.0 - Conversion Discount)}} = \frac{100}{\$20.33 \text{ x } (1.0 - 0.01)} = 4.9677$$

A VWAP of $20.33 on the 25th Business Day before the possible Mandatory Conversion Date is equivalent to a Conversion Number of 4.9677 Ordinary Shares per CPS II. Therefore, under the First Test the Conversion Number calculated on 16 July 2013 would have to be equal to or less than 4.9677 for the First Test to be satisfied. 4.9677 is equivalent to 90.91% of the Maximum Conversion Number and this is how the First Test is expressed in the Terms of Issue in clauses 3.1(c)(i), 3.1(d) and 3.1(e).

Note:

1 The Business Days set out in the above example are indicative only as there may be changes to the definition of Business Days by ASX before 20 August 2013 which may affect these dates.

To satisfy the Second Test on 19 August 2013
St.George would calculate the VWAP during the period of the 20 Business Days ending on (and including) 19 August 2013 (the Business Day immediately before 20 August 2013).

Second Test:
Is the VWAP of Ordinary Shares over that period (adjusted for the 1.0% Conversion Discount) > 50% of the Issue Share Price?

VWAP x (1.0 - Conversion Discount) > $18.30

To calculate the relevant VWAP to ascertain whether the Second Test is satisfied:

VWAP x (1.0 - 0.01) > $18.30

VWAP > $18.30 ÷ (1.0 - 0.01)

VWAP > $18.49

This example indicates that if the VWAP calculated over the 20 Business Days ending on (and including) 19 August 2013 is *greater than* $18.49, then the Second Test would be satisfied and Mandatory Conversion would occur. For details of the number of Ordinary Shares that you would receive per CPS II upon Mandatory Conversion—see Section 2.9.1.

If the VWAP over that period was equal to or less than $18.49 on that date, then Mandatory Conversion would not occur. The next possible Mandatory Conversion Date would be the next Dividend Payment Date—20 November 2013 when the Mandatory Conversion Conditions would be tested again in the lead up to that date.

How does $18.49 relate to the Maximum Conversion Number?

$$\text{Conversion Number} = \frac{\text{Face Value}}{\text{VWAP x (1.0 - Conversion Discount)}} = \frac{100}{\$18.49 \text{ x } (1.0 - 0.01)} = 5.4645$$

A VWAP of $18.49 during the 20 Business Days ending on (and including) 19 August 2013 is equivalent to 5.4645 Ordinary Shares per CPS II. Therefore, under the Second Test the Conversion Number calculated on 19 August 2013 would have to be less than 5.4645 for the Second Test to be satisfied. 5.4645 is equivalent to the Maximum Conversion Number and this is how the Second Test is expressed in the Terms of Issue in clause 3.1(c)(ii).

St.George will issue an announcement to ASX detailing what the Maximum Conversion Number is after the Issue Date, which is expected to be on 28 December 2007. In this announcement to ASX, St.George will also detail what 55% and 50% of the Issue Share Price are and the expected equivalent number of Ordinary Shares per CPS II that will be relevant for testing the Mandatory Conversion Conditions before the Mandatory Conversion Date as set out in the example above.

The range for the Ordinary Share price over the last five years is set out in the chart below. Over this period, the Ordinary Share price has risen by 104.7%. The Ordinary Share price is subject to fluctuations (both up and down) and the information provided about the Ordinary Share price is not a forecast of future price movements.

Ordinary Share price



$40
$35
$30
$25
$20
$15
Nov 02
Nov 03
Nov 04
Nov 05
Nov 06
Nov 07

For more information on what happens if the Mandatory Conversion Conditions are not satisfied—see Section 2.6.2.

2.6.4 What is the Maximum Conversion Number?

CPS II qualify as Non-innovative Residual Tier 1 Capital due (among other things) to the existence of the Maximum Conversion Number. Effectively, the Maximum Conversion Number sets a floor in the Ordinary Share price at which Mandatory Conversion will occur.

The Maximum Conversion Number will be calculated on the Issue Date using the following formula:

$$\text{Maximum Conversion Number} = \frac{\textbf{Face Value}}{50\% \times \textbf{Issue Share Price}}$$

where:

Face Value is $100 per CPS II; and

Issue Share Price[1] (expressed as dollars and cents) means the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Issue Date. The Issue Date is expected to be 28 December 2007.

Note:

1 In the formula for Maximum Conversion Number set out in clause 3.5(c) of the Terms of Issue, the Issue Share Price is called VWAP.

For example, if the Issue Share Price is $36.60, then the Maximum Conversion Number will be 5.4645 Ordinary Shares:

Face Value (per CPS II)	$100.00
Divided by: 50% of the Issue Share Price (50% of $36.60)	÷ $18.3000[2]
Maximum Conversion Number per CPS II	5.4645[3]

Notes:

2 Rounded to nearest four decimal places.

3 The Maximum Conversion Number will be rounded to four decimal places. For the purposes of issuing Ordinary Shares on conversion in respect of a Holder's total holding of CPS II, any fraction of an Ordinary Share will be disregarded.

St.George will issue an announcement to ASX detailing what the Maximum Conversion Number is after the Issue Date, which is expected to be on 28 December 2007.

For more information on the Maximum Conversion Number—see clause 3.5(c) of the Terms of Issue.

The Maximum Conversion Number may be adjusted to reflect transactions affecting the capital of St.George (including capital reconstructions, buy-backs, returns of capital, bonus and rights issues and other circumstances subject to the discretion of the Directors).

For details of the adjustments that apply to the Maximum Conversion Number—see clauses 3.7 to 3.11 of the Terms of Issue.

2.6.5 What is the Issue Share Price?

The Issue Share Price (expressed as dollars and cents) is the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Issue Date.

2.6.6 What will you receive on Mandatory Conversion?

The existence of the Mandatory Conversion Conditions ensures that on Mandatory Conversion, Holders will receive Ordinary Shares to the value of $101.01 for each CPS II on the Mandatory Conversion Date. The $101.01 worth of Ordinary Shares will be calculated based on the VWAP during the 20 Business Days before a possible Mandatory Conversion Date.

The VWAP of Ordinary Shares during the 20 Business Days before conversion that is used to calculate the number of Ordinary Shares you receive on conversion of CPS II may differ from the Ordinary Share price on or after conversion. This means that the value of Ordinary Shares received on conversion of each CPS II into Ordinary Shares may be worth more or less than $101.01 when they are issued.

For details of how many Ordinary Shares you will receive on Mandatory Conversion—see Section 2.9.1.

2.6.7 When will you receive your Ordinary Shares on Mandatory Conversion?

The day on which you will receive your Ordinary Shares will be the Mandatory Conversion Date. In the Terms of Issue, this date may also be called the Relevant Date when the Terms of Issue refer to conversion in the circumstances of Mandatory Conversion.

2.7 Exchange by St.George

2.7.1 What is Exchange by St.George?

Exchange is the process through which St.George may choose (subject to APRA giving its prior written approval) to:

- convert each CPS II into a number of Ordinary Shares equal to the Conversion Number;
- redeem, buy-back or cancel CPS II for $100 for each CPS II; or
- undertake a combination of the above.

St.George will issue an Exchange Notice to Holders in which it will specify the mechanism of Exchange. St.George must not choose conversion as the mechanism of Exchange if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the 1.0% Conversion Discount) is less than 55% of the Issue Share Price. However, St.George may choose another mechanism of Exchange (subject to APRA giving its prior written approval).

If St.George chooses conversion as the mechanism of Exchange, and the Conversion Number calculated on the Exchange Date is equal to or greater than the Maximum Conversion Number, then conversion will not occur.

Any buy-back or cancellation of CPS II will be subject to St.George obtaining all relevant consents.

Before Exchange occurs, St.George may choose to arrange that all (but not some only) CPS II on issue be acquired from Holders by a Third Party Purchaser(s) for cash equal to $100 for each CPS II. If St.George chooses to arrange a Transfer, it must notify Holders by issuing an Early Transfer Notice no later than an Exchange Notice would be required to be issued. In this circumstance, Holders would receive cash equal to $100 per CPS II that was Transferred rather than a variable number of Ordinary Shares issued if St.George had elected conversion as the mechanism of Exchange.

For more information about Exchange by St.George—see clause 3.2 of the Terms of Issue.

For more information about Transfer—see clause 4 of the Terms of Issue.

2.7.2 Can a Holder request Exchange?

No. Holders have no right to request Exchange.

2.7.3 When can St.George require Exchange?

St.George:

- **may** choose Exchange of all (but not some only) of CPS II on issue by giving an Exchange Notice to Holders after a Tax Event or Regulatory Event within five Business Days of APRA giving its written approval to the application of any of the mechanisms of Exchange; and
- **must** choose Exchange of all (but not some only) of CPS II on issue by giving an Exchange Notice to Holders no later than the latest to occur of five Business Days after APRA giving its prior written approval to the application of any of the mechanisms of Exchange and six months after an Acquisition Event.

St.George may also choose Exchange of all (but not some only) of CPS II on issue if:

- conversion is chosen as a mechanism of Exchange, but it does not occur because the Conversion Number that is calculated on the Exchange Date is equal to or greater than the Maximum Conversion Number; or
- following the issue of an Early Transfer Notice, the Third Party Purchaser(s) fails to complete its obligations under the Early Transfer Notice.

In both cases, St.George must issue an Exchange Notice and/or an Early Transfer Notice, on or before the latest to occur of:

- 20 Business Days after the scheduled Exchange Date on which conversion or Transfer did not occur; and
- five Business Days after APRA giving its written approval to the application of any of the mechanisms of Exchange.

For more information on Exchange—see clause 3.2 of the Terms of Issue.

2.7.4 When will you receive your Ordinary Shares or cash on Exchange?

The day on which you will receive your Ordinary Shares or cash on Exchange will be called the Exchange Date.
Any Exchange Notice issued by St.George must specify the Exchange Date. The Exchange Date will be the 20th Business Day after (but not including) the day St.George issues an Exchange Notice to Holders, unless St.George determines an earlier or later Exchange Date.

If St.George chooses conversion into Ordinary Shares as the mechanism of Exchange and the Conversion Number that is calculated on the Exchange Date is equal to or greater than the Maximum Conversion Number, then conversion will not occur. In this circumstance, St.George must issue another Exchange Notice:

- 20 Business Days after the scheduled Exchange Date on which conversion did not occur; or
- five Business Days after APRA giving its written approval to the application of any of the mechanisms of Exchange.

For more information on when the Exchange Date will be determined—see clause 3.2(f) of the Terms of Issue.

2.7.5 What is a Tax Event?

Broadly, a Tax Event occurs when St.George receives professional advice that (as a result of a change in Australian tax law, or an administrative pronouncement or ruling, on or after the Issue Date) there is a more than insubstantial risk that:

- St.George would be exposed to a more than insignificant increase in its costs in relation to CPS II being on issue; or
- CPS II will not be treated as equity interests for tax purposes; or
- franking credits may not be available to Holders.

After a Tax Event, St.George **may** choose to:

- Exchange all (but not some only) of CPS II on issue; or
- arrange that all (but not some only) CPS II on issue be Transferred from Holders to one or more Third Party Purchaser(s) for cash equal to $100 for each CPS II.

For the full definition of a Tax Event—see clause 10 of the Terms of Issue.

2.7.6 What is a Regulatory Event?
Broadly, a Regulatory Event occurs when St.George receives advice from a reputable legal counsel that, as a result of a change of law or regulation on or after the Issue Date, additional requirements would be imposed on St.George which the Directors determine as unacceptable or the Directors determine that St.George is not, or will not be, entitled to treat all CPS II as eligible Tier 1 Capital.

After a Regulatory Event, St.George **may** choose to:

- Exchange all (but not some only) of CPS II on issue; or
- arrange that all (but not some only) CPS II on issue be Transferred from Holders to one or more Third Party Purchaser(s) for cash equal to $100 for each CPS II.

For the full definition of a Regulatory Event—see clause 10 of the Terms of Issue.

2.7.7 What is an Acquisition Event?
An Acquisition Event occurs when:

- a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or
- the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

No later than the latest to occur of:

- five Business Days after APRA giving its written approval to the application of any of the mechanisms of Exchange; and
- six months after the occurrence of an Acquisition Event,

St.George **must** choose to:

- Exchange all (but not some only) of CPS II on issue; or
- arrange that all (but not some only) CPS II on issue be Transferred from Holders to one or more Third Party Purchaser(s) for cash equal to $100 for each CPS II.

For the full definition of an Acquisition Event—see clause 10 of the Terms of Issue.

2.7.8 What is the Buy-Back Agreement?
Each Holder will enter into a Buy-Back Agreement with St.George on the relevant Exchange Date if St.George chooses to use a buy-back as the mechanism of Exchange. The Buy-Back Agreement that will be in place will have the terms set out in the schedule to the Terms of Issue.

The Buy-Back Agreement provides that St.George will buy-back each CPS II for $100 on the relevant Exchange Date.
Each Holder:

- irrevocably appoints any Director or officer or duly authorised attorney of St.George as its true and lawful attorney to execute a Transfer and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to St.George of the CPS II; and
- agrees that, in exercising this power of attorney, St.George shall be entitled to act in the interests of St.George as the buyer of CPS II.

The Buy-Back Agreement will take effect on, and will have no force or effect until, the happening of the last to occur of the following events:

- St.George giving an Exchange Notice to Holders that it has determined to buy-back the CPS II identified in the Exchange Notice; and
- St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by, any applicable law or by the listing rules of any stock exchange on which CPS II are quoted.

For the details of the Buy-Back Agreement—see the schedule to the Terms of Issue.

2.8 Transfer

2.8.1 What is Transfer?

Transfer is the process through which St.George may arrange that all (but not some only) CPS II on issue be acquired from Holders by a Third Party Purchaser(s) for cash equal to $100 for each CPS II that is Transferred.

For more information about Transfer—see clause 4 of the Terms of Issue.

2.8.2 Can a Holder request a Transfer?

No. Holders have no right to request Transfer.

2.8.3 When can St.George choose to arrange a Transfer?

St.George may choose to arrange a Transfer of all (but not some only) CPS II on issue from Holders to the Third Party Purchaser(s) on a possible Mandatory Conversion Date or an Exchange Date.

If St.George chooses to arrange a Transfer to occur on a possible Mandatory Conversion Date, it must issue a Transfer Notice no less than 30 Business Days and no more than 60 Business Days before a possible Mandatory Conversion Date.

If following the occurrence of a Tax Event, Regulatory Event or Acquisition Event, St.George chooses to arrange a Transfer, it must issue an Early Transfer Notice no later than an Exchange Notice as described in Section 2.7.3. St.George may choose to issue an Exchange Notice and Early Transfer Notice simultaneously and Transfer will occur on the date specified in these. Transfer is not subject to the Conversion Number calculated on the possible Mandatory Conversion Date or Exchange Date being less than the Maximum Conversion Number.

For more information about Transfer Notices and Early Transfer Notices—see clause 4 of the Terms of Issue.

2.8.4 How does the Transfer work?

If St.George issues a Transfer Notice or an Early Transfer Notice:

- each Holder is bound by the notice and irrevocably appoints St.George to do all things necessary to give effect to the transfer; and
- on the relevant Mandatory Conversion Date or Exchange Date, subject to payment by the Third Party Purchaser(s) of $100, for each CPS II, to Holders, all right, title and interest in CPS II will be transferred to the Third Party Purchaser(s).

The Third Party Purchaser(s) must have a long-term credit rating from Standard & Poor's and Moody's equal to or higher than 'A-' or 'A1', respectively. The Third Party Purchaser(s) may not be a controlled entity of St.George unless otherwise approved by APRA.

If the Third Party Purchaser(s) fails to complete its obligations under the Transfer Notice or the Early Transfer Notice the Transfer will not proceed and any scheduled conversion into Ordinary Shares under Mandatory Conversion or Exchange will not proceed. In these circumstances, where a Transfer Notice was issued, conversion into Ordinary Shares will occur on the next Dividend Payment Date on which the Mandatory Conversion Conditions are satisfied. However, if St.George issued an Early Transfer Notice in respect of which a Third Party Purchaser failed, St.George must issue a new Exchange Notice and/or Early Transfer Notice either:

- 20 Business Days after the scheduled Exchange Date on which Transfer was to occur; or
- five Business Days following APRA giving its approval to the application of any of the mechanisms of Exchange.

For more information about Third Party Purchaser(s)—see clause 4.1(b) of the Terms of Issue.

2.8.5 If CPS II are Transferred, what will I receive?

The consideration paid to each Holder for all their CPS II that are acquired by the Third Party Purchaser(s) on Transfer will be cash equal to $100 for each CPS II.

St.George is responsible for any obligations to Holders on the Record Date applicable to either the possible Mandatory Conversion Date or the Exchange Date, relating to the payment of any Dividends that are declared but unpaid at that time.

2.9 Conversion Number upon Mandatory Conversion or Exchange

2.9.1 How many Ordinary Shares will you receive on conversion into Ordinary Shares?

Conversion into Ordinary Shares will occur in two circumstances providing both Mandatory Conversion Conditions are satisfied:

- on Mandatory Conversion—on a Mandatory Conversion Date; or
- if St.George chooses conversion into Ordinary Shares as the mechanism of Exchange—on an Exchange Date.

If St.George chooses to arrange a Transfer on either of these dates, then Ordinary Shares will not be issued to Holders. Instead, Holders will receive cash equal to $100 for each of their CPS II that is Transferred to the Third Party Purchaser(s)—see Section 2.8.5.

The number of Ordinary Shares you will receive for each CPS II on conversion into Ordinary Shares will be the Conversion Number (provided that this is less than the Maximum Conversion Number). The Conversion Number will be calculated by reference to the Face Value ($100) and the VWAP during the 20 Business Days immediately before the Mandatory Conversion Date or the Exchange Date (as applicable).

The Conversion Number will be calculated on the Business Day before the Mandatory Conversion Date or Exchange Date (as applicable) using the following formula:

$$\text{Conversion Number} = \frac{\textbf{Face Value}}{\textbf{VWAP} \times (1 - \textbf{Conversion Discount})}$$

where:

Face Value is $100 per CPS II;

VWAP (expressed as dollars and cents) means the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Mandatory Conversion Date or the Exchange Date (as applicable); and

Conversion Discount means 0.01.

Following on from the example in Section 2.6.3, assume the VWAP calculated over the 20 Business Day period ending on (but not including) the Mandatory Conversion Date or the Exchange Date was $20.00:

Face Value (per CPS II)		$100.00
Divided by: VWAP	$20.0000	
Multiplied by: (1.0 - 0.01)	x (0.99)	
VWAP (adjusted for the 1.0% Conversion Discount)		÷ $19.8000
Conversion Number per CPS II		**5.0505**[1]

Note:

1 The Conversion Number will be rounded to four decimal places. For the purposes of issuing Ordinary Shares on conversion in respect of a Holder's total holding of CPS II, any fraction of an Ordinary Share will be disregarded.

In this example, the Conversion Number of 5.0505 is less than the Maximum Conversion Number of 5.4645 (as calculated in Section 2.6.3) and as a result the value of Ordinary Shares received per CPS II would be $101.01 = $20.00 x 5.0505 (subject to rounding on conversion of total holdings of CPS II).

The VWAP of Ordinary Shares during the 20 Business Days before conversion that is used to calculate the number of Ordinary Shares you receive on conversion of CPS II may differ from the Ordinary Share price on or after conversion. This means that the value of Ordinary Shares received on conversion of each CPS II into Ordinary Shares may be worth more or less than $101.01 when they are issued.

If the above example was being calculated for Exchange, then St.George will be unable to choose conversion as a mechanism of Exchange if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the 1.0% Conversion Discount) is less than 55% of the Issue Share Price.

All of the Ordinary Shares issued on conversion will rank equally in all respects with Ordinary Shares then on issue.

For the Conversion Number formula—see clause 3.5 of the Terms of Issue.

For details on the ability of St.George to choose conversion under a Tax Event, Regulatory Event or Acquisition Event—see clause 3.2 of the Terms of Issue.

2.9.2 What is the effect of the Maximum Conversion Number?
If the total number of Ordinary Shares to be issued on conversion of each CPS II is equal to or greater than the Maximum Conversion Number, then, in the case of:

- Mandatory Conversion—the Mandatory Conversion Conditions will not be satisfied, which means that the CPS II will not convert into Ordinary Shares on that possible Mandatory Conversion Date; or
- Exchange—CPS II will not convert into Ordinary Shares on that Exchange Date. In this circumstance, St.George must issue a new Exchange Notice and/or an Early Transfer Notice.

2.10 Ranking

2.10.1 Where do CPS II rank in a winding up of St.George?
If St.George is wound up, Holders will be entitled to a return of capital (up to $100 per CPS II) and payment of any Dividends declared but unpaid, depending on the amount of funds remaining in St.George after all depositors and creditors ranking ahead of CPS II have been paid. Holders rank for payment on a winding up of St.George ahead of Ordinary Shareholders, equal with holders of CPS, SPS and SAINTS, but behind all depositors and creditors of St.George.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

CPS II do not confer any further right to participate in a distribution of St.George's surplus assets.

For details of the ranking of CPS II—see clause 5.1 of the Terms of Issue.

2.11 Other questions

2.11.1 Is St.George restricted in relation to other securities it may issue?
St.George reserves the right in the future to issue further CPS II, or other preference shares (whether redeemable or not) or Capital Securities ranking ahead of, equally with or behind CPS II. That ranking may be in respect of dividends (whether cumulative or not), a return of capital on winding up of St.George, or otherwise.

2.11.2 Do CPS II have any participation rights?
CPS II do not carry a right to participate in new issues or bonus issues of securities of St.George.

2.11.3 Do Holders have voting rights?
Holders do not generally have voting rights, except in the limited circumstances prescribed by the ASX Listing Rules and as described in the Terms of Issue. If these circumstances apply, then each CPS II will carry the same voting rights as the number of Ordinary Shares that the Holder would be entitled to, assuming that conversion had taken place immediately before the relevant meeting—see clause 6 of the Terms of Issue.

2.11.4 How do CPS II compare to CPS, SPS and SAINTS?
The following table provides a summary of the main features of CPS II compared to those of CPS, SPS and SAINTS. This list is not a definitive guide to all the features of these instruments.

Comparison of CPS II to CPS, SPS and SAINTS

Feature	CPS II	CPS	SPS and SAINTS
Legal form	Preference share	Preference share	Preference share
Issuer	St.George	St.George	St.George
Quotation on ASX	Yes[1]	Yes	Yes
Issue date	Expected to be 28 December 2007	19 December 2006	20 June 2006 and 13 August 2004, respectively
Maturity	Perpetual	Perpetual	Perpetual
Distribution	Dividend	Dividend	Dividend
Non-cumulative	Yes	Yes	Yes
Expected to be fully franked	Yes	Yes	Yes
Dividend rate	(market rate + Margin) x (1 - Tax Rate)	(market rate + margin) x (1 - Tax Rate)	(market rate + margin) x (1 - Tax Rate)
Market rate	Floating rate based on 90 day Bank Bill Swap Rate—payable quarterly in arrears	Floating rate based on 90 day Bank Bill Swap Rate—payable quarterly in arrears	Floating rate based on 90 day Bank Bill Swap Rate—payable quarterly in arrears
Margin	1.60% per annum	1.20% per annum	1.10% per annum and 1.35% per annum, respectively
Payment Tests	Apply	Apply	Apply
Step-up date	Not applicable	Not applicable	20 August 2016 and 20 November 2014, respectively
Step-up margin increase	Not applicable	Not applicable	One time step-up of 1.00% per annum at the step-up date
Mandatory Conversion	St.George must convert CPS II into Ordinary Shares on the Mandatory Conversion Date	St.George must convert CPS into Ordinary Shares on the Mandatory Conversion Date	No

Note:

1 If ASX does not grant permission for CPS II to be quoted, CPS II will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Feature	CPS II	CPS	SPS and SAINTS
Mandatory Conversion Date	20 August 2013, or the first Dividend Payment Date after 20 August 2013 when both of the Mandatory Conversion Conditions are satisfied	20 August 2012, or the first Dividend Payment Date after 20 August 2012 when both of the Mandatory Conversion Conditions are satisfied	Not applicable
First Mandatory Conversion Condition	at least 55% of Issue Share Price	at least 60% of Issue Share Price	Not applicable
Exchange Events	St.George may choose Exchange on a Tax Event or Regulatory Event and must choose Exchange after an Acquisition Event	St.George may choose Exchange on a Tax Event or Regulatory Event and must choose Exchange after an Acquisition Event	St.George may choose Exchange on a Tax Event, Regulatory Event or on the step-up date. For SPS, St.George may choose Exchange on an Acquisition Event
Transfer	St.George can choose to arrange a Transfer of all CPS II from Holders to a Third Party Purchaser(s) on a Mandatory Conversion Date or an Exchange Date	No	No
Holders can request redemption	No	No	No
Ability to redeem if the first Mandatory Conversion Condition is not satisfied	Yes (subject to APRA giving its prior written approval)	No	Not applicable
Number of Ordinary Shares on conversion calculated as	Face Value / VWAP x (1 - Conversion Discount of 1.0%)	Face Value / VWAP x (1 - Conversion Discount of 1.0%)	Face Value / VWAP x (1 - Conversion Discount of 2.5%)
Ranking in winding up	Equally with CPS, SPS and SAINTS	Equally with CPS II, SPS and SAINTS	Equally with CPS II and CPS
Qualifying Tier 1 Capital	Yes (Non-innovative)	Yes (Non-innovative)	Yes (Innovative)

2.11.5 How can you find out more information about the Offer?

If, after reading this Prospectus, you have any questions, please consult your financial adviser or other professional adviser.

Details of the Offer



3.1 Offer

The Offer comprises:

- a Securityholder Offer—made to Eligible Securityholders;
- a Broker Firm Offer—made to Australian resident retail clients of Co-Managers and Participating Brokers; and
- an Institutional Offer—made to certain Institutional Investors who were invited by the Joint Lead Managers to bid for CPS II through the Bookbuild—see Section 3.5.2.

There is no general public offer of CPS II.

Applications must be for a minimum of 50 CPS II ($5,000).

No action has been taken in any jurisdiction outside Australia to permit the offer of CPS II in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with CPS II in that jurisdiction.

For more information on foreign selling restrictions—see Section 7.4.



3.2 Applying for CPS II

3.2.1 Overview

The following table provides details of how to apply for CPS II under the Offer if you are an Eligible Securityholder, Broker Firm Applicant or an Institutional Investor:

Who can apply for CPS II?	How many CPS II can you apply for?	When to apply[1]
Securityholder Offer Eligible Securityholders *If you were a registered Ordinary Shareholder or a holder of CPS, SPS or SAINTS with a registered address in Australia at 7.00pm on 16 November 2007, you are an Eligible Securityholder. St.George has mailed a card to each Eligible Securityholder*	• Your Application must be for a minimum of 50 CPS II ($5,000) • If your Application is for more than 50 CPS II, you must apply in multiples of 10 CPS II, that is, for incremental multiples of at least $1,000 • St.George and the Joint Lead Managers reserve the right to reject any Application, or to Allocate a lesser number of CPS II than applied for, including less than the minimum Application of 50 CPS II ($5,000)	• The Offer will open on the Opening Date—27 November 2007 • The Closing Date[2] for the Securityholder Offer is expected to be **5.00pm on 19 December 2007** • Your Application Form (either electronic or paper form) and Application Payment must be received by the Registry by this time
Broker Firm Offer Australian resident retail clients of Co-Managers or Participating Brokers who are offered a Broker Firm Allocation	• Your Application must be for a minimum of 50 CPS II ($5,000) • If your Application is for more than 50 CPS II, you must apply in multiples of 10 CPS II, that is, for incremental multiples of at least $1,000 • Your Co-Manager or Participating Broker will inform you of your Broker Firm Allocation	• The Offer will open on the Opening Date—27 November 2007 • The Closing Date[2] for the Broker Firm Offer is expected to be **10.00am on 27 December 2007** • Completed Broker Firm Application Forms and Application Payments must be received by Co-Managers and Participating Brokers in accordance with arrangements made with you if you are a Broker Firm Applicant
Institutional Offer Institutional Investors who were invited by the Joint Lead Managers to bid for CPS II through the Bookbuild	• Applications by Institutional Investors are subject to the terms and conditions of the Bookbuild and this Prospectus	• The Bookbuild was on 26 November 2007

Notes:

1 St.George, in conjunction with the Joint Lead Managers, reserves the right to amend the indicative timetable without notice including, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, to extend the Closing Date, to accept late Applications, or to cancel the Offer before CPS II are issued on the Issue Date expected to be 28 December 2007. Furthermore, ASIC may extend the Exposure Period by up to seven days, in which case the Opening Date and subsequent dates will be varied accordingly without notice. St.George may withdraw or cancel the Offer at any time before the Issue Date.

2 The Securityholder Offer has a different Closing Date to the Broker Firm Offer to allow sufficient time for the processing of cheques received with Applications made under the Securityholder Offer.

How do I apply?

Online

- You can apply online at www.stgeorge.com.au/cps2offer
- Instructions on how to complete your Application are provided online
- You will be asked to provide your SRN or HIN, which can be found on the back of the card sent to you by St.George
- You will be required to pay for CPS II using BPAY®—see Section 3.2.3




Using a paper Application Form



- You can request a paper copy of your personalised Securityholder Application Form either:
  - online by following the instructions at www.stgeorge.com.au/cps2offer; or
  - by calling the **St.George InfoLine on 1800 804 457**
- Instructions on how to complete your personalised Securityholder Application Form are set out on the reverse side of that form
- You will be required to pay for CPS II using cheque(s) and/or money order(s)—BPAY® is not available for Applications made on paper Securityholder Application Forms
- You will be required to mail or hand deliver your completed personalised Securityholder Application Form to the Registry—see Section 3.2.2



- There are Broker Firm Application Forms in the back of this Prospectus
- Instructions on how to complete the Broker Firm Application Form are set out on the reverse side of that form
- You should contact your Co-Manager or Participating Broker for information on how to submit the Broker Firm Application Form and your Application Payment
- You must NOT return your Broker Firm Application Form to the Registry
- Your Co-Manager or Participating Broker:
  - may provide a facility for you to apply for CPS II online;
  - must have received your completed Broker Firm Application Form and Application Payment in time to arrange settlement on your behalf by the Closing Date for the Broker Firm Offer—expected to be 10.00am on 27 December 2007; and
  - will act as your agent in processing your Broker Firm Application Form and providing your Application details and Application Payment to St.George



- Applications by Institutional Investors are subject to the terms and conditions of the Bookbuild and this Prospectus

3.2.2 Delivering paper Securityholder Application Forms

Your completed paper Securityholder Application Form and Application Payment should be returned to either of the addresses below so that they are received by the Registry before the Closing Date for the Securityholder Offer:

by **mail** to:

Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001

by **hand** to:

Computershare Investor Services Pty Limited
Level 2
60 Carrington Street
Sydney NSW 2000.

Application Forms and Application Payments will NOT be accepted at any other address (including St.George's registered office or any other St.George office or branch) or by any other means.

3.2.3 BPAY® payment instructions—Securityholder Offer only

You can only pay for CPS II using BPAY® if you are an Eligible Securityholder and have completed an online Securityholder Application Form under the Securityholder Offer. Paper forms will NOT be accepted with a BPAY® payment.

BPAY® is an electronic payment service that enables you to pay for CPS II directly from your cheque or savings account via online through participating banks, building societies and credit unions. You must apply online under the Securityholder Offer in order to pay via BPAY®.

Once you have completed your online Securityholder Application Form, you will be given a BPAY® Biller Code. You will then need to:

- access your participating BPAY® financial institution online;
- select BPAY® and follow the prompts:
  - enter the Biller Code supplied and your SRN/HIN;
  - enter the amount to be paid;
  - select the account you wish your payment to be made from;
  - schedule your payment for the same day processing since Application without payment cannot be accepted; and
- record your BPAY® receipt number and date paid. Retain these details for your records.

3.2.4 Application Payments held in trust

All Application Payments received before CPS II are issued will be held by St.George in a trust account established solely for the purposes of depositing Application Payments received. Any interest that accrues in the trust account will be retained by St.George.

3.2.5 Brokerage and stamp duty

No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your CPS II on ASX after CPS II have been quoted on ASX.

3.2.6 Refunds

If the Offer does not proceed for any reason and CPS II are not issued, Applicants will have their Application Payments refunded to them (without interest) as soon as possible.

If you are allotted and issued less than the number of CPS II that you applied for, you will receive a refund of part of your Application Payment as soon as possible after the Closing Date. No interest will be payable on the refunded part of an Application Payment.

3.3 Obtaining a Prospectus and completing the Application Form

An electronic copy of this Prospectus will be available to persons in Australia online at www.stgeorge.com.au/cps2offer during the Exposure Period and the Offer Period.

On the St.George website, the Application Forms (electronic and paper form) will only be available with the Prospectus during the Offer Period. If you access an electronic copy of this Prospectus, you should ensure that you download and read the entire Prospectus. Your Application will only be considered where you have applied on an Application Form (either electronic or paper form) that accompanied a copy of the Prospectus.

St.George intends to mail a paper copy of this Prospectus and a personalised Securityholder Application Form after the Opening Date to Eligible Securityholders who have requested a paper copy of this Prospectus.

You can request a free paper copy of this Prospectus either online by following the instructions at www.stgeorge.com.au/cps2offer or by contacting the St.George InfoLine on 1800 804 457.

3.3.1 Provision of bank account details for Dividends

Dividends shall be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Directors.

If you do not have an existing direct credit instruction as an existing Ordinary Shareholder or as a holder of CPS, SPS or SAINTS and you choose to receive Dividends via direct credit:

- the Registry will send you a personalised direct credit form requesting your Australian dollar financial institution account details when your Holding Statement is dispatched to you. Please complete and return this direct credit form as soon as possible; and
- St.George will pay your Dividends directly into an Australian dollar account of a financial institution nominated by you.

3.3.2 Provision of tax file number or Australian Business Number

If you are issued any CPS II and you are not an existing Ordinary Shareholder or a holder of CPS, SPS or SAINTS, the Registry will provide you with a form (when your Holding Statement is dispatched to you) that will request that you provide your TFN, ABN or both.

You do not have to provide your TFN or ABN. However, St.George may be required to withhold Australian tax at the highest marginal tax rate (currently 46.5% including the medicare levy) on the amount of any Dividend unless you provide one of the following:

- TFN;
- TFN exemption number (if applicable); or
- ABN (if CPS II are held in the course of an enterprise carried on by you).

3.3.3 Provision of personal information

The information about you included on an Application Form is used for the purposes of processing the Application and, if the Application is successful, to administer your CPS II (and, if they are issued in the future on Exchange, your holding of Ordinary Shares). For information about the acknowledgements and privacy statement in relation to personal information that you provide St.George by completing an Application Form—see Section 3.4.

3.4 Privacy

When making an Application, Applicants will be required to provide personal information to St.George. St.George will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the personal information to be collected. If an Applicant does not provide the personal information requested, the Application may not be processed efficiently, or at all.

St.George may disclose an Applicant's personal information for purposes related to the Applicant's investment to its agents and service providers including those listed below or as otherwise authorised under the *Privacy Act 1988* (Cth):

- the Joint Lead Managers—in order to assess the Application;
- the Registry—for ongoing administration of the register; and
- the printers and the mailing house—for the purposes of preparation and distribution of statements and for handling of mail.

If an Applicant becomes a Holder, the Applicant's personal information may also be used or disclosed from time to time to inform the Applicant about St.George's products or services that St.George thinks may be of interest to the Applicant. An Applicant may elect not to have their personal information used for this purpose by telephoning the **St.George InfoLine on 1800 804 457.**

Personal information may also be disclosed to companies within the Group and to their agents and service providers on the basis that they deal with such personal information in accordance with St.George's privacy policy.

Under the *Privacy Act 1988* (Cth), an Applicant may request access to personal information held by (or on behalf of) St.George or the Registry. An Applicant's request for access may be denied in some circumstances and if this happens the Applicant will be told why. An Applicant can request access to personal information by writing to, or telephoning, the Registry:

Computershare Investor Services Pty Limited
Level 2
60 Carrington Street
Sydney NSW 2000

Email: privacy@computershare.com.au
St.George InfoLine 1800 804 457.

You can obtain a copy of St.George's privacy policy at www.stgeorge.com.au.

3.5 Allocation

3.5.1 Allocation policy

The Allocation policy for Institutional Investors, Co-Managers and Participating Brokers has been determined under the Bookbuild. St.George and the Joint Lead Managers have the right to nominate the persons to whom CPS II will be Allocated.

Allocations for the Securityholder Offer will be determined by St.George in consultation with the Joint Lead Managers at the close of the Securityholder Offer. Any scale back will be announced on ASX on the day CPS II commence trading on a deferred settlement basis, which is expected to be 31 December 2007.

3.5.2 Bookbuild

The Bookbuild is a process that will be conducted by the Joint Lead Managers in consultation with St.George before the Opening Date to determine the Margin and to determine firm Allocations to Institutional Investors, Co-Managers and Participating Brokers. In this process, Institutional Investors, Co-Managers and certain other brokers were invited to lodge bids for a number of CPS II within the Margin range of 1.50% per annum to 1.75% per annum. On the basis of those bids, St.George and the Joint Lead Managers have determined the Margin to be 1.60% per annum as well as determining firm Allocations to Institutional Investors, Co-Managers and other brokers (the other brokers who receive a firm Allocation become Participating Brokers).

At the conclusion of the Bookbuild, St.George Allocated firm $320 million to Institutional Investors, Co-Managers and Participating Brokers. The oversubscriptions amount of $80 million has been primarily reserved for the Securityholder Offer.

The Bookbuild was conducted under the terms and conditions agreed by St.George and the Joint Lead Managers in the Offer Management Agreement—see Section 7.3.

CPS II Allocated firm to Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild will be issued through Applications made under this Prospectus.

3.5.3 Settlement underwriting

The Joint Lead Managers have agreed with St.George to settlement underwrite the number of CPS II that are Allocated to Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild. Settlement underwrite means that if any of the Institutional Investors, Co-Managers or Participating Brokers fail to deliver valid Applications including Application Payments to St.George by the Settlement Date (which is one Business Day before the Issue Date), the Joint Lead Managers will be issued with and pay for those CPS II.

Under the Offer Management Agreement, as part of this settlement underwriting, the Joint Lead Managers will pay to St.George, or procure payment to St.George of, the aggregate proceeds raised from Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild by the Settlement Date.

The Offer Management Agreement may be terminated by the Joint Lead Managers in certain circumstances. If the Offer Management Agreement is terminated, Institutional Investors, Co-Managers and Participating Brokers who participated in the Bookbuild can withdraw their firm Allocations.

For details of the fees to be paid to the Joint Lead Managers, the Co-Managers and Participating Brokers—see Sections 7.3.2 and 7.6.

3.5.4 Allocations

Securityholder Offer	Eligible Securityholders, who submit a Securityholder Application Form and Application Payment, may receive an Allocation, subject to the right of St.George in consultation with the Joint Lead Managers, to determine the Allocations when the Offer closes. St.George and the Joint Lead Managers reserve the right (at their discretion) to: • Allocate to an Eligible Securityholder all CPS II for which that Eligible Securityholder has applied; • reject any Application by an Eligible Securityholder; or • Allocate to any Eligible Securityholder a lesser number of CPS II than that applied for. No assurance is given that any Eligible Securityholder will receive an Allocation. Where no Allocation is made, or the value of CPS II Allocated is less than the value for which an Application is made, surplus Application Payments will be returned to Eligible Securityholders (without interest) as soon as possible.
Broker Firm Offer	Allocations to Applicants by a Co-Manager or Participating Broker are at the discretion of that Co-Manager or Participating Broker. Broker Firm Allocations to Co-Managers and Participating Brokers will be determined by, and subject to, the terms and conditions of the Bookbuild. Allocations by Co-Managers and/or Participating Brokers to their Australian resident retail clients are at the discretion of that Co-Manager and/or Participating Broker, not St.George (acting in its capacity as the issuer of CPS II) or the Joint Lead Managers.
Institutional Offer	Allocations to Institutional Investors were determined by, and subject to, the terms and conditions of the Bookbuild.

After CPS II are issued on the Issue Date—expected to be 28 December 2007—the total of the Application Payments held in trust (after refunding any amounts that are subject to scale back under the Allocation policy) will be payable to St.George.

3.6 ASX quotation, trading and Holding Statements

3.6.1 ASX quotation

St.George has applied to ASX for CPS II to be quoted on ASX.

Quotation is not guaranteed or automatic. If ASX does not grant permission for CPS II to be quoted, CPS II will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

CPS II are expected to trade under ASX code 'SGBPE'.

3.6.2 Holding Statement dispatch and trading

Holding Statements are expected to be dispatched to Successful Applicants by 3 January 2008.

In addition, you may call the **St.George InfoLine on 1800 804 457** or your Co-Manager or Participating Broker after the Issue Date to enquire about your Allocation.

It is the responsibility of each Applicant to confirm their Allocation (if any) before trading in CPS II. If you sell CPS II before you receive your Holding Statement, you do so at your own risk (even if you obtained information on your Allocation from the **St.George InfoLine on 1800 804 457**).

The CPS II are then expected to begin trading on ASX (on a normal settlement basis) on 4 January 2008.

3.7 CHESS

St.George will apply to ASX for CPS II to participate in CHESS and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Under CHESS, St.George will not issue certificates to investors. After the issue of CPS II, Successful Applicants will receive either a CHESS allotment confirmation notice or an issuer sponsored Holding Statement. It is expected that CHESS allotment confirmation notices and Holding Statements will be dispatched by standard post soon after CPS II are issued.

Holding Statements, which are similar to bank account statements, will set out the number of CPS II issued to Successful Applicants under this Prospectus. The Holding Statement will also set out the SRN (for CPS II held on the issuer sponsored subregister) or HIN (for CPS II held on the CHESS subregister).

Further holding statements will be provided to Holders that reflect any changes in the number of CPS II held by them during a particular month. Holders will be required to quote their HIN or SRN, as appropriate, in all dealings with a broker or the Registry.

3.8 Enquiries

You should consult your financial adviser or other professional adviser if you:

- have enquiries about how to apply for CPS II or about the Offer and Allocation policy;
- require assistance to complete the Application Form; or
- require a copy of this Prospectus and the Application Form.

If you are unclear in relation to any matter, or are uncertain if CPS II are a suitable investment for you, you should consult your financial adviser or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt about the action you should take, you should immediately contact your Co-Manager, Participating Broker or other professional adviser.

Overview of St.George



4.1 Information about St.George

St.George is a disclosing entity under the Corporations Act and is listed on ASX and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules.

In particular, St.George has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is, or becomes, aware concerning St.George, which a reasonable person would expect to have a material effect on the price or value of Ordinary Shares, CPS, SPS or SAINTS. This information is available on the public file at ASX and at www.stgeorge.com.au.

Copies of documents lodged with ASIC in relation to St.George may be obtained or inspected at an ASIC office.

You have a right to obtain a copy of any of the following documents:

- the annual financial report most recently lodged with ASIC by St.George;
- any half year financial report lodged with ASIC by St.George after the lodgement of that annual report and before the lodgement of this Prospectus with ASIC;
- any continuous disclosure notices given by St.George after the lodgement of that annual financial report and before the lodgement of this Prospectus with ASIC; and
- the Constitution.

During the Offer Period, you can obtain a copy of the above documents free of charge at www.stgeorge.com.au or by contacting the **St.George InfoLine on 1800 804 457.**

4.2 Overview of St.George

St.George is the fifth largest banking group in Australia in terms of total lending assets, with a market capitalisation of $19.6 billion as at 16 November 2007. St.George's primary business is providing retail banking services, including residential mortgage loans for owner occupied and investment housing and retail call and term deposits. At 30 September 2007, St.George had total assets of $125.8 billion and shareholders' equity of $5.9 billion. St.George has a national presence in Australia with a large customer base and primarily operates in New South Wales and South Australia.

St.George has approximately 399 branches and also distributes its products through third parties such as mortgage brokers.

As at 30 September 2007, St.George employed 8,722 full time equivalent employees. It has four main business divisions:

Retail Bank
Retail Bank is responsible for residential and consumer lending, the provision of personal financial services including transaction services, call and term deposits, small business banking and financial planning. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking;

Institutional and Business Banking
Institutional and Business Banking is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting;

BankSA
BankSA is responsible for providing retail banking, business and private banking services to customers in South Australia and the Northern Territory. These services have been extended into country New South Wales and Victoria; and

Wealth Management
Wealth Management is responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.

4.3 Financial performance

The operating profit after tax, minority interests, preference dividends and significant items for St.George for the year to 30 September 2007 was $1,163 million, increasing by 11.0% from $1,048 million for the year to 30 September 2006. Basic earnings per Ordinary Share before significant items, hedging and non-trading derivatives volatility and goodwill increased by 11.8% from 195.8 cents to 218.9 cents for the same period.

The following table sets out a consolidated historical audited income statement for St.George for the years ended 30 September 2006 and 30 September 2007, which has been prepared on an AIFRS basis:

Consolidated income statements—year ended 30 September

$ million	30-Sep-06	30-Sep-07
Interest income	6,814	8,203
Interest expense	4,799	6,010
Net interest income	**2,015**	**2,193**
Non-interest income	953	1,092
Total income	**2,968**	**3,285**
Bad and doubtful debts expense	144	178
Operating expenses	1,299	1,390
Total operating expenses	**1,443**	**1,568**
Share of net profit of equity accounted associates	-	-
Operating profit before income tax	**1,525**	**1,717**
Income tax expense	470	525
Operating profit after income tax	**1,055**	**1,192**
Minority interests	1	(2)
Operating profit after income tax and minority interests	**1,056**	**1,190**
Preference dividends	20	27
Profit available to Ordinary Shareholders	**1,036**	**1,163**
Add: profit on significant items	12	-
Operating profit after tax, minority interests, preference dividends and significant items	**1,048**	**1,163**

4.4 Outlook statement

St.George published the following outlook statement in its results announcement for the year ended 30 September 2007.

The Australian economy appears well placed towards completing its sixteenth year of continuous economic expansion, with gross domestic product growth accelerating over the last year to an above average pace. However, disparate economic performances between the Australian states remain, with the mining states of Western Australia and Queensland still outpacing the rest of the country. Although growth in New South Wales continues to lag the national average, it has shown signs of improvement over the last year. Meanwhile, the Australian housing sector has clearly improved, with Sydney also showing an improvement in auction clearance rates. This has occurred despite a series of official interest rate increases. The Reserve Bank of Australia appears to hold a tightening bias with regards to interest rates although this will need to be balanced against any economic impact from the recent financial markets turbulence.

Globally, although there has been an economic slowing in the US, this has so far been confined within its housing sector. At the same time, other international economies such as China and India are performing very well. Accordingly, St.George expects the domestic export sector to improve over the coming year as commodity export volumes increase following the surge in mining investment over the last few years.

Growth in New South Wales is expected to continue throughout 2008. St.George anticipates that the basis for this will be a continued improvement in the housing sector. The South Australian economy has also expanded at a slower rate than the national average and is likely to remain on a similar growth track.

St.George is well positioned to benefit from the improvement anticipated in the New South Wales economy in 2008. St.George is targeting home loan receivables growth in line with system growth.

Deposits are expected to grow robustly with transactional growth to exceed that of peers. Consumer lending aims to exceed system growth, driven by strong growth in credit cards sold to existing customers. St.George's middle market business is expected to continue to achieve double system growth, while St.George's wealth management net flows are to exceed system growth. St.George will continue to pursue Western Australian and Queensland markets for future growth and opportunities. Assuming a reasonably sound economic environment, St.George is targeting 10% growth in earnings per Ordinary Share for the year ending 30 September 2008.

St.George reconfirmed this target growth in earnings per Ordinary Share at the time of the announcement of the Placement, based on the expanded capital base following the issue of CPS II, the Placement and the cancellation of the underwritten DRP for the 2007 Final Dividend.

4.5 Risk management

In St.George's daily operations, it is exposed to credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). St.George has a well established and integrated framework to manage these risks through a number of specialised committees, which are responsible for policy setting, monitoring and analysis of risk.

As a result of Basel II, St.George has introduced a broad range of enhancements to its risk management framework. Significant business benefit has been derived from the new methodologies and risk management practices.

Under Basel II, St.George is targeting the advanced approach for the calculation of capital requirements. St.George is targeting a Basel II start date of 1 January 2009. Accreditation for the advanced approaches under Basel II is subject to APRA giving its approval. APRA has indicated that St.George will remain subject to Basel I during 2008.

4.6 Capital management

4.6.1 Tier 1 Capital Ratio

St.George is in the process of implementing Basel II and as a result, its capital adequacy requirements are under review from APRA. APRA has granted St.George a temporary reduction to its minimum Tier 1 Capital Ratio from 6.7% to 6.5%, while APRA further assesses St.George's minimum capital requirements in 2008.

St.George announced the following capital initiatives in its results announcement for the year ended 30 September 2007:

- issuing of up to $400 million of Non-innovative Residual Tier 1 Capital through the Offer; and
- underwriting of the DRP for the 2007 Final Dividend.

On 26 November 2007, St.George issued 21.9 million Ordinary Shares raising $767 million of Tier 1 Capital under an institutional placement that was completed on 15 November 2007 (Placement). Following the Placement, St.George has cancelled the underwriting of the DRP for the 2007 Final Dividend. The Placement raised an estimated incremental amount of $369 million above the amount that would have been raised under the underwritten DRP for the 2007 Final Dividend. The issue of Ordinary Shares under the Placement combined with the issue of CPS II puts St.George in a strong capital position with flexibility to pursue growth opportunities in the current lending environment. For example, St.George experienced growth in its risk weighted assets in October 2007 of $1.3 billion, which is 25% on an annualised basis.

St.George also intends to offer retail Ordinary Shareholders the opportunity to purchase further Ordinary Shares through a share purchase plan in early 2008. Details of the share purchase plan will be provided to eligible Ordinary Shareholders in due course.

St.George's Tier 1 Capital Ratio was 6.7% at 30 September 2007, which was above the temporary minimum ratio granted by APRA. The level of the Tier 1 Capital Ratio as at 30 September 2007 reflected strong growth in risk weighted assets and the redemption of the Depositary Capital Securities in June 2007, which had not yet been replaced at that date.

The pro-forma effect of completing the issue of CPS II, the issue of Ordinary Shares under the Placement and the cancellation of the underwritten DRP for the 2007 Final Dividend on St.George's pro-forma consolidated capital adequacy as at 30 September 2007 is a pro-forma Tier 1 Capital Ratio of 7.7%—see Section 4.7.3.

St.George expects to maintain its Total Capital Ratio above the 10% minimum Total Capital Ratio required by APRA for St.George. On a pro-forma basis, as at 30 September 2007, St.George's Total Capital Ratio is 11.2%—see Section 4.7.3.

St.George's capital position is regulated by APRA on both a Level 1 and Level 2 basis (Level 1 refers to the ADI as a stand-alone entity (St.George), while Level 2 refers to the consolidated banking group as defined by APRA). More information on Level 1 and Level 2 regulation can be found on the APRA website at www.apra.gov.au. These terms are relevant for CPS II in relation to how Distributable Profits are calculated under the Payment Tests, which must be satisfied for a Dividend to be paid.

For more information on Tier 1 Capital—see Section 2.2.3.

For more information on Non-innovative Residual Tier 1 Capital—see Section 2.2.4.

For information on how Distributable Profits differs on a Level 1 and Level 2 basis—see Section 2.5.8.

4.6.2 APRA's capital adequacy requirements

Transitional relief for the capital base measured under AIFRS

From 1 July 2006, St.George was required to measure its capital adequacy based on APRA's regulatory approach to AIFRS. Under APRA's AIFRS transitional arrangements, the difference between St.George's AGAAP capital base at 30 June 2006 and AIFRS capital base on 1 July 2006, was subject to transitional relief until 31 December 2007. St.George has agreed with APRA that the reduction in St.George's capital base, which will be the subject of this transitional relief, is $261 million. This comprises transitional relief in relation to new deductions from Tier 1 Capital for capitalised software, establishment of the general reserve for credit losses and a reduction in retained profits resulting from tax-effecting the asset revaluation reserve.

Classification of Tier 1 Capital

Applicable from 1 January 2008, APRA's prudential standards separate Residual Tier 1 Capital into Innovative Residual Tier 1 Capital and Non-innovative Residual Tier 1 Capital. These requirements apply from 1 January 2008 with transitional relief available until 1 January 2010 for those banks materially affected. Under these standards, the existing 25% limit on hybrid Tier 1 Capital will be replaced by a new limit for Residual Tier 1 Capital equal to 25% of net Tier 1 Capital (gross Tier 1 Capital net of deductions). Residual Tier 1 Capital comprises both Innovative and Non-innovative Residual Tier 1 Capital.

Innovative Residual Tier 1 Capital is limited to a maximum of 15% of net Tier 1 Capital. As a result of the redemption of the Depositary Capital Securities in June 2007, which would have been classified as Innovative Residual Tier 1 Capital, St.George expects to comply with these limits from 1 January 2008 and accordingly will not seek transitional relief. At 30 September 2007, St.George on a consolidated basis had $813 million of Residual Tier 1 Capital that includes $493 million of Innovative Residual Tier 1 Capital (SPS and SAINTS). On a pro-forma basis after completing the issue of CPS II, St.George would have $1,127 million of Residual Tier 1 Capital as at 30 September 2007, with no change to the amount of Innovative Residual Tier 1 Capital (SPS and SAINTS).

St.George was within its existing hybrid Tier 1 Capital limit of 25% of gross Tier 1 Capital as at 30 September 2007. In respect to the new limits applicable from 1 January 2008, St.George's Innovative Residual Tier 1 Capital represented 11.7% of net Tier 1 Capital, which is within the maximum limit of 15% of net Tier 1 Capital and St.George's total Residual Tier 1 Capital (including Innovative and Non-innovative Residual Tier 1 Capital) represented 19.3% of net Tier 1 Capital, which is within the maximum limit of 25% of net Tier 1 Capital. St.George expects to continue using hybrid Residual Tier 1 Capital instruments in managing its capital position going forward. On a pro-forma basis after completing the issue of CPS II, the issue of Ordinary Shares under the Placement and the cancellation of the underwritten DRP for the 2007 Final Dividend, St.George's total Residual Tier 1 Capital would represent 23.0% of net Tier 1 Capital.

For information on how these prudential standards will affect the way St.George measures its capital requirements and presents its financial information— see Section 4.7.3.

4.6.3 Recent and potential capital management initiatives

The following capital management initiatives were undertaken during the year ended 30 September 2007:

- 4.2 million Ordinary Shares were issued under the DRP for the interim Ordinary Share dividend for the half year ended 31 March 2007, raising $142 million of Tier 1 Capital;
- $325 million of CPS were issued in December 2006, raising $320 million (net of issue costs) of Non-innovative Residual Tier 1 Capital. For accounting purposes, the CPS are classified as loan capital with distributions included in interest expense;
- US$250 million of Depositary Capital Securities were redeemed in June 2007, equivalent to A$294 million at the time; and
- $5.9 billion of residential loan receivables were securitised through the Crusade Securitisation Program.

On 26 November 2007, St.George issued 21.9 million Ordinary Shares under the Placement, which raised $758 million (net of issue costs). St.George also intends to offer retail Ordinary Shareholders the opportunity to purchase further Ordinary Shares through a share purchase plan in early calendar 2008. Details of the share purchase plan will be provided to eligible Ordinary Shareholders in due course.

The Group's capital position and capital adequacy ratios may be impacted by a number of factors at any time, including:

- earnings;
- growth in risk weighted assets;
- dividends paid to Ordinary Shareholders and holders of CPS, SPS, SAINTS and CPS II (when issued); and
- the Group's ability to access securitisation funding markets on a cost effective basis.

In addition, the outcome of the dispute with the ATO in relation to deductions claimed in respect of the subordinated debentures issued to St.George Funding Company LLC, as part of the Depositary Capital Securities transaction could affect St.George's capital position and capital adequacy ratios—see Section 5.2.6. If St.George is not successful an amount of up to $115 million may be required to be paid to the ATO and this would directly reduce Tier 1 Capital.

From 1 January 2008, St.George will no longer be subject to transitional arrangements under APRA's approach to AIFRS and therefore the $261 million of transitional relief granted by APRA until 31 December 2007 will no longer be included in St.George's Tier 1 Capital.

St.George has a strong capital position and a range of capital management strategies available to address the above effects on its capital position on an ongoing basis to ensure that it maintains APRA's minimum capital requirements.

4.7 Pro-forma financial information

4.7.1 Basis of preparation

The following consolidated pro-forma balance sheet and consolidated pro-forma capital adequacy position for St.George as at 30 September 2007 set out the expected effect of the Offer, the Placement and the DRP for the 2007 Final Dividend on St.George as at 30 September 2007, and assume that as at 30 September 2007:

- the Offer was completed and $320 million of CPS II are issued;
- CPS II are classified as $314 million of loan capital ($320 million gross proceeds net of $6 million issue costs) in the consolidated balance sheet of St.George;
- the Placement was completed and $767 million of Ordinary Shares have been issued. The amount recognised as shareholder equity on the consolidated balance sheet of St.George will be $758 million ($767 million gross proceeds net of $9 million of issue costs); and
- the DRP for the 2007 Final Dividend is not underwritten and the expected reinvestment by Ordinary Shareholders participating in the DRP for the 2007 Final Dividend is 15%, which equals $69 million of Ordinary Shares expected to be issued.

The pro-forma financial information presented in Section 4.7 assumes that $320 million is raised through the Offer. The impact on the pro-forma financial information of raising an additional $80 million through oversubscriptions would be as follows:

- an immaterial increase in issue costs; and
- the pro-forma adjustments to cash and liquid assets and loan capital for the issue of CPS II would increase for any amount of additional CPS II issued net of issue costs.

If less than $320 million is raised through the Offer, for example $250 million, the impact on the pro-forma financial information will be opposite in direction to the above analysis.

4.7.2 Consolidated pro-forma balance sheet

The following table sets out the consolidated pro-forma balance sheet based on the audited consolidated balance sheet of St.George as at 30 September 2007, adjusted as if the issue of CPS II, the issue of Ordinary Shares under the Placement and the cancellation of the underwritten DRP for the 2007 Final Dividend were completed as at that date:

Consolidated pro-forma balance sheet—as at 30 September 2007

$ million	Actual	Pro-forma adjustments	Pro-forma
Assets			
Cash and liquid assets	2,081	1,072	3,153
Receivables from other financial institutions	1,244	-	1,244
Assets at fair value through the income statement	11,339	-	11,339
Derivative assets	1,271	-	1,271
Available for sale investments	929	-	929
Loans and other receivables	89,884	-	89,884
Bank acceptances of customers	16,343	-	16,343
Property, plant and equipment	345	-	345
Intangible assets	1,323	-	1,323
Deferred tax assets	215	-	215
Other assets	826	-	826
Total assets	**125,800**	**1,072**	**126,872**
Liabilities			
Deposits and other borrowings	70,803	-	70,803
Payables due to other financial institutions	1,013	-	1,013
Derivative liabilities	3,440	-	3,440
Bank acceptances	6,348	-	6,348
Provision for dividends	2	-	2
Current tax liabilities	101	-	101
Deferred tax liabilities	123	-	123
Other provisions	116	-	116
Bonds and notes	34,971	-	34,971
Loan capital (including CPS and CPS II)	2,231	314	2,545
Bills payable and other liabilities	768	-	768
Total liabilities	**119,916**	**314**	**120,230**
Net assets	**5,884**	**758**	**6,642**
Shareholders' equity			
Ordinary Shares	4,041	758	4,799
SPS	148	-	148
SAINTS	345	-	345
General reserve	15	-	15
Reserves	243	-	243
Retained profits	1,086	-	1,086
Shareholders' equity attributable to members of St.George	**5,878**	**758**	**6,636**
Equity attributable to minority interests	6	-	6
Total shareholders' equity	**5,884**	**758**	**6,642**

4.7.3 Consolidated pro-forma capital adequacy position

The following table sets out the consolidated pro-forma capital adequacy position based on the audited consolidated balance sheet of St.George as at 30 September 2007, adjusted as if the issue of CPS II, the issue of Ordinary Shares under the Placement and the cancellation of the underwritten DRP for the 2007 Final Dividend were completed as at that date.

The prudential standard requirements in relation to hybrid Residual Tier 1 Capital, together with the expiry of the AIFRS transitional relief of $261 million after 31 December 2007, are expected to result in a portion of the amount of CPS II issued under the Offer not being initially eligible for inclusion within Tier 1 Capital beginning from 1 January 2008.

St.George's ability to include the full amount of CPS II on issue as Tier 1 Capital will be affected by a range of factors including earnings and the mix of its capital instruments which comprise its Tier 1 Capital—see Section 4.6.2. If the total of Non-innovative Residual Tier 1 Capital and Innovative Residual Tier 1 Capital exceeds 25% of all net Tier 1 Capital, then that portion above 25% would be ineligible for inclusion as Tier 1 Capital and would be eligible for inclusion as Upper Tier 2 Capital.

If CPS II do not qualify as Tier 1 Capital, St.George may decide that a Regulatory Event has occurred, allowing St.George to choose to Exchange all (but not some only) of the CPS II on issue. Subject to APRA not changing its prudential standards, taking into account the circumstances on the date of this Prospectus, St.George does not presently intend to decide that a Regulatory Event has occurred solely as a result of a portion of the CPS II being classified as Upper Tier 2 Capital due to the mix of its capital instruments.

Consolidated pro-forma capital adequacy position—as at 30 September 2007

Tier 1 Capital

$ million	Actual	Pro-forma
Ordinary Shares[1]	4,041	4,799
General reserve	15	15
Borrowers' and depositors' redemption reserve	2	2
CPS II[2]	-	314
CPS[3]	320	320
SPS	148	148
SAINTS	345	345
Minority interests	6	6
Other reserves	1	1
Equity compensation reserve	41	41
Retained profits	1,086	1,086
Less: expected Ordinary Share dividends[4]	-	(389)
Less: capitalised expenses	(358)	(358)
Less: goodwill and other APRA deductions	(1,701)	(1,701)
Add: APRA AIFRS transition relief adjustment[5]	261	261
Total Tier 1 Capital	**4,207**	**4,890**

Notes:

1 Net proceeds of $758 million from the issue of Ordinary Shares under the Placement: $767 million gross proceeds less $9 million in issue costs.

2 Net proceeds of $314 million from the issue of CPS II: $320 million gross proceeds less $6 million in issue costs. CPS II are classified as loan capital under AIFRS in the consolidated balance sheet of St.George and are eligible for inclusion in Tier 1 Capital under APRA's prudential standards.

3 CPS are classified as loan capital under AIFRS in the consolidated balance sheet of St.George and are eligible for inclusion in Tier 1 Capital under APRA's prudential standards.

4 The Tier 1 Capital at 30 September 2007 included the DRP for the 2007 Final Dividend underwritten up to 100%. The pro-forma adjustment as at 30 September 2007 assumes the DRP for the 2007 Final Dividend is not underwritten and there is a reduction of Tier 1 Capital of $389 million: the 2007 Final Dividend of $458 million, net of the expected reinvestment by Ordinary Shareholders under the DRP of 15% or $69 million.

5 AIFRS transitional relief adjustment approved by APRA that applies until 31 December 2007.

Tier 2 Capital

$ million	Actual	Pro-forma
Asset revaluations	23	23
Subordinated debt	1,890	1,890
General reserve for credit losses/collective provision	313	313
Add: APRA AIFRS transition relief adjustment[1]	7	7
Total Tier 2 Capital	**2,233**	**2,233**

Note:

1 AIFRS transitional relief adjustment approved by APRA that applies until 31 December 2007.

Deductions from capital and total qualifying capital

$ million	Actual	Pro-forma
Total Tier 1 Capital and total Tier 2 Capital	**6,440**	**7,123**
Investments in non-consolidated entities net of goodwill and Tier 1 Capital deductions	27	27
Other	1	1
Total deductions from capital	**28**	**28**
Total qualifying capital	**6,412**	**7,095**
Risk weighted assets	**63,226**	**63,226**

Risk weighted capital adequacy ratios

$ million	Actual	Pro-forma
Tier 1 Capital Ratio	6.7%	7.7%
Tier 2 Capital Ratio	3.5%	3.5%
Deductions	-	-
Total Capital Ratio	**10.2%**	**11.2%**

Adjusted common equity

$ million	Actual	Pro-forma
Tier 1 Capital	4,207	4,890
Less: CPS II	-	(314)
Less: CPS	(320)	(320)
Less: SPS	(148)	(148)
Less: SAINTS	(345)	(345)
Less: investment in non-consolidated entities net of goodwill and Tier 1 Capital deductions	(27)	(27)
Less: APRA AIFRS transition adjustment[1]	(261)	(261)
Adjusted common equity	**3,106**	**3,475**
Adjusted common equity ratio	**4.9%**	**5.5%**

Note:

1 AIFRS transitional relief adjustment approved by APRA that applies until 31 December 2007.

Adjusted common equity (also referred to as ACE) is one measure used by Standard & Poor's in evaluating St.George's credit rating. As at 30 September 2007, St.George's adjusted common equity ratio was 4.9% (on a pro-forma basis 5.5%). St.George aims to maintain and, where feasible, raise its credit rating. To achieve this objective, St.George aims to maintain a Standard & Poor's ACE ratio above required minimums.

4.8 Credit ratings

St.George and its subsidiaries have been rated on an interactive basis by Standard & Poor's, Moody's and Fitch Ratings. Those ratings that are current at the date of this Prospectus and are relevant to the Offer are as follows:

Ratings Agency	CPS II – Issue Credit Rating	St.George long-term credit rating
Standard & Poor's	A–	A+
Moody's	A1	Aa2
Fitch Ratings	A–	A+

The provisional CPS II ratings by Standard & Poor's, Moody's and Fitch Ratings were issued on 2 November 2007, 7 November 2007 and 30 October 2007 respectively. These ratings are provisional and Standard & Poor's, Moody's and Fitch Ratings have indicated that they will be assigned to CPS II upon their issue subject to no material changes occurring to the transaction structure or documentation.

St.George's long-term credit ratings were issued by Standard & Poor's on 30 January 2006 (last reaffirmed on 17 May 2007), by Moody's on 4 May 2007 (last reaffirmed on 11 May 2007) and by Fitch Ratings on 22 January 2001 (last reaffirmed on 19 April 2007).

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS II offered under this Prospectus. None of Standard & Poor's, Moody's and Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

4.8.1 Issue Credit Rating

An Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Issues rated 'BBB–' or higher by Standard & Poor's are generally considered in capital markets to be investment grade. CPS II have been assigned an 'A–' rating by Standard & Poor's and are therefore investment grade. An Issue Credit Rating of 'A–' describes an issue that exhibits strong protection parameters.

Issues rated 'Baa3' or higher by Moody's are generally considered in capital markets to be investment grade. CPS II have been assigned an 'A1' rating by Moody's and are therefore investment grade. An Issue Credit Rating of 'A1' offers strong financial security.

Issues rated 'BBB–' or higher by Fitch Ratings are generally considered in capital markets to be investment grade. CPS II have been assigned an 'A–' rating by Fitch Ratings and are therefore investment grade. An Issue Credit Rating of 'A–' describes an issue that exhibits strong protection parameters.

4.8.2 St.George's long-term credit rating

A long-term credit rating is a current opinion of an obligor's overall financial capacity to pay its financial obligations (that is, its creditworthiness).

Standard & Poor's

St.George's current long-term credit rating from Standard & Poor's is 'A+' (Outlook Stable). An obligation rated 'A+' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (–) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing.

The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Moody's
Moody's long-term credit rating for St.George is 'Aa2' (Outlook Stable). Issuers rated 'Aa2' offer excellent financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future.

Moody's applies numerical modifiers of 1, 2 and 3 in each category from 'Aa' to 'Caa'. The modifier 1 indicates that the issuer/obligation ranks in the higher end of its generic rating category; the modifier 2 rating indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. The rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Rating outlooks fall into the four following categories: positive, negative, stable and developing (contingent upon a particular event).

The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Fitch Ratings
St.George's long-term credit rating from Fitch Ratings is 'A+' (Outlook Stable). Issuers rated 'A+' offer a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing.

The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including CPS II). As at the date of this Prospectus, St.George has not approached any other rating agency for a rating of CPS II. Credit ratings are subject to revision or withdrawal at any time.

Risks



Before applying for CPS II, you should consider whether CPS II are a suitable investment for you. There are risks associated with investing in CPS II and in St.George, many of which are outside the control of St.George and its Directors. These risks include those in this Section and other matters referred to in this Prospectus.

5.1 Risks associated with investing in CPS II

5.1.1 Dividends may not be paid

The payment of Dividends is subject to the Payment Tests and because of this there is a risk that Dividends may not be paid. These Payment Tests include the Directors declaring a Dividend to be payable and St.George having sufficient profits available to pay the Dividend. If one or more of the Payment Tests are not satisfied, a Dividend will not be paid in full or at all.

Dividends are non-cumulative, and therefore if a Dividend is not paid Holders will have no right to receive that Dividend at a later time. St.George may subsequently pay a Dividend that is not paid in full or not paid at all, by declaring an Optional Dividend (subject to APRA giving its prior written approval)—see Section 2.5.9.

If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper applies to St.George. This means that St.George may not pay any dividend or distribution on any Equal Ranking Capital Securities (including CPS, SPS and SAINTS) or Junior Ranking Capital Securities (including Ordinary Shares) or make any return of capital on any Junior Ranking Capital Securities without the approval from a special resolution of Holders, unless (among other things) St.George pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months or makes a pro rata payment on CPS II and Equal Ranking Capital Securities—see Section 2.5.10.

St.George may also be subject to similar 'payment test' constraints on the payment of dividends or returns of capital on certain Tier 1 Capital securities (including CPS II) if a dividend or other distribution has not been paid on other securities that St.George has on issue which contain similar provisions to the dividend stopper in the Terms of Issue. If such a constraint applies, St.George may not be able to pay dividends without the approval from the holders of those other securities.

5.1.2 Financial market conditions

The market price of CPS II may fluctuate due to various factors, including investor perceptions, worldwide economic conditions, interest rates, movements in the market price of Ordinary Shares, and factors that may affect St.George's financial performance and position.

It is possible that CPS II may trade at a market price below their Face Value of $100 each.

The market price of CPS II may be more sensitive than that of Ordinary Shares to changes in interest rates. Increases in relevant interest rates may adversely affect the market price of CPS II.

The Ordinary Shares issued to Holders as a result of any conversion of CPS II will, after conversion, rank equally with existing Ordinary Shares. Accordingly, the value of any Ordinary Shares received on Exchange will depend on the market price of Ordinary Shares after the Exchange Date.

5.1.3 Liquidity

The market for CPS II may be less liquid than the market for Ordinary Shares.

Holders who wish to sell their CPS II may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CPS II.

5.1.4 Changes in Dividend Rate

The Dividend Rate is calculated for each Dividend Period by reference to the Bank Bill Swap Rate, which is influenced by a number of factors and varies over time. The Dividend Rate will fluctuate (both increasing and decreasing) over time with movement in the Bank Bill Swap Rate.

The range for the Bank Bill Swap Rate over the last 20 years is set out in the chart below.

As the Dividend Rate fluctuates, there is a risk that it may become less attractive when compared to the rates of return available on comparable securities issued by St.George or other entities.

Bank Bill Swap Rate (% per annum)


20%
15%
10%
5%
0
Nov 87
Nov 91
Nov 95
Nov 99
Nov 03
Nov 07

5.1.5 Dividends may not be fully franked

St.George expects Dividends to be fully franked. However, there is no guarantee that St.George will have sufficient franking credits in the future to fully frank Dividends.

If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly. If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component.

If a Dividend is unfranked or partially franked and St.George does not increase the Dividend, then St.George will be restricted by the dividend stopper in payment of dividends and distributions of capital on Equal Ranking Capital Securities and Junior Ranking Capital Securities—see Section 2.5.11.

5.1.6 Exchange by St.George is subject to certain events occurring

Exchange **may** occur after a Tax Event or Regulatory Event and **must** occur after an Acquisition Event—see Section 2.7.3. The mechanism chosen by St.George for Exchange is subject in all cases to APRA giving its prior written approval to that choice. The choice of conversion as a mechanism of Exchange is also subject to the level of the Ordinary Share price on the second Business Day before the proposed date of dispatch of the Exchange Notice. If the VWAP on that date (adjusted for the 1.0% Conversion Discount) is less than 55% of the Issue Share Price, St.George must not choose conversion as the mechanism of Exchange. Also, if the Conversion Number calculated on the Exchange Date is equal to or greater than the Maximum Conversion Number, then conversion will not occur. In this case, St.George must issue a further Exchange Notice, upon APRA giving its prior written approval for the mechanism of Exchange.

The mechanism of Exchange that is chosen by St.George and whether APRA gives its approval, may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash on Exchange. This may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time of Exchange.

5.1.7 Mandatory Conversion may not occur on 20 August 2013 or at all

CPS II are expected to convert into Ordinary Shares on 20 August 2013. However, there is a risk that the Ordinary Share price falls to such an extent after the issue of CPS II that either of the Mandatory Conversion Conditions are not satisfied for Mandatory Conversion to occur on 20 August 2013. Mandatory Conversion would then occur on the next Dividend Payment Date on which both of the Mandatory Conversion Conditions are satisfied. However, there remains a risk that, having fallen to the extent necessary to prevent Mandatory Conversion, the Ordinary Share price does not return to levels that would allow Mandatory Conversion to occur.

St.George may choose to arrange for a Transfer to occur from Holders to a Third Party Purchaser(s) on a possible Mandatory Conversion Date, which would mean Holders would receive $100 for each CPS II that was Transferred rather than a variable number of Ordinary Shares upon conversion. Transfer is not subject to the Mandatory Conversion Conditions.

The choice to arrange for the Transfer CPS II from Holders to the Third Party Purchaser(s) may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash on the possible Mandatory Conversion Date. This may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time.

In the case of Mandatory Conversion not occurring on a possible Mandatory Conversion Date, Dividends will continue to be paid on CPS II—subject to the Payment Tests.

For more information on Mandatory Conversion—see Section 2.6.

For more information on Transfer—see Section 2.8.

For a chart showing the Ordinary Share price over the past five years—see Section 2.6.3.

5.1.8 Transfer may not occur

If St.George chooses to arrange a Transfer, St.George will nominate a Third Party Purchaser(s) to acquire all CPS II for cash equal to $100 each based on the terms and conditions agreed between St.George and the Third Party Purchaser(s). It will be the Third Party Purchaser(s) obligation to pay the consideration to Holders for the CPS II that are to be Transferred. St.George will have no obligation to pay this amount if it is not paid by the Third Party Purchaser(s). Accordingly, there is a risk that despite St.George nominating the Third Party Purchaser(s), they may not deliver cash equal to $100 for each CPS II to be Transferred. If the Third Party Purchaser(s) does not pay cash equal to $100 for each CPS II that is to be Transferred, or the Transfer otherwise does not complete, then, in the case of a Transfer Notice issued in respect of a Mandatory Conversion Date, Holders will continue to hold CPS II until the next Dividend Payment Date on which both of the Mandatory Conversion Conditions are satisfied. Where a Third Party Purchaser does not pay the required amount in the case of an Early Transfer Notice, then St.George must issue a further Early Transfer Notice and/or an Exchange Notice.

As a result, where St.George has chosen to arrange a Transfer, but it does not occur, CPS II may be:

- converted into Ordinary Shares;
- redeemed, bought back, cancelled for cash; or
- Transferred for cash,

at a date later than originally expected. This may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash for their CPS II. This may be

disadvantageous to the Holder in light of market conditions or individual circumstances at the time.

5.1.9 Fluctuation in Ordinary Share price

The market price of Ordinary Shares will fluctuate due to various factors, including investor perceptions, domestic and worldwide economics and factors that affect St.George's financial performance and position.

The number of Ordinary Shares issued on Mandatory Conversion or conversion (after a Tax Event, Regulatory Event or Acquisition Event) will depend on a number of factors, including the Ordinary Share price over the 20 Business Days immediately before the Mandatory Conversion Date or the Exchange Date. The value of the additional Ordinary Shares issued on the Exchange Date may therefore be different to the value calculated using the VWAP during the 20 Business Days immediately before the Mandatory Conversion Date or Exchange Date.

5.1.10 Exchange may affect the Ordinary Shareholding Limit

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to 10% of the issued Ordinary Shares (Ordinary Shareholding Limit). In accordance with sub-article 11(5) of the Constitution and clause 3.1.2 of the Terms of Issue, a Holder's CPS II may not be converted into Ordinary Shares if, in the Directors' opinion, the conversion of CPS II held by that Holder will result in a person exceeding the Ordinary Shareholding Limit.

A potential investor who already holds Ordinary Shares should take care to ensure that their acquisition of CPS II, if converted into Ordinary Shares, would not place them in breach of the Ordinary Shareholding Limit.

5.1.11 Ranking

The payment of Dividends and cash redemption proceeds on CPS II is not guaranteed by St.George or any other member of the Group.

In the event of a winding up of St.George, if CPS II have not been Exchanged, Holders will be entitled to be paid the Liquidation Sum for each CPS II. This is an amount for each CPS II for its Face Value, and any Dividend declared but unpaid at the commencement of the winding up of St.George. The claim for the Liquidation Sum ranks ahead of Ordinary Shares and equal with CPS, SPS and SAINTS, but behind all depositors and creditors of St.George.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

St.George reserves the right in the future to issue further CPS II, or other preference shares (whether redeemable or not) or Capital Securities ranking ahead of, equally with or behind CPS II, whether in respect of dividends (whether cumulative or not), a return of capital on winding up of St.George or otherwise.

5.1.12 Credit ratings

One or more independent credit rating agencies have assigned ratings to CPS II and St.George. There is a risk that the credit ratings of CPS II and St.George could be reviewed, withdrawn or downgraded, which may impact the market price and liquidity of CPS II.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including CPS II) and are subject to revision or withdrawal at any time.

The credit ratings may not reflect the potential impact of all risks related to the structure under which CPS II are issued, market and additional factors discussed in this Section 5, and other factors that may affect the value of CPS II or St.George's financial performance or position.

5.1.13 Regulatory classification

APRA has provided confirmation that CPS II qualify for Tier 1 Capital treatment under current and draft prudential standards at the date of this Prospectus. However, if APRA subsequently determines that CPS II do not or will not qualify for Tier 1 Capital treatment, St.George may decide that a Regulatory Event has occurred. This will allow St.George the choice to Exchange all (but not some only) of CPS II on issue (subject to APRA giving its prior written approval). The definition of Regulatory Event includes where the Directors determine that CPS II will not be included in Tier 1 Capital. For the risks attaching to St.George's exercise of discretion on Exchange after certain specified events—see Section 5.1.6.

5.1.14 Australian tax consequences

A general outline of the tax consequences of investing in CPS II for certain potential investors who are Australian residents for tax purposes is set out in the Tax Letter in Section 6. This discussion is in general terms and is not intended to provide specific advice addressing the circumstances of any particular potential investor.

Accordingly, potential investors should seek independent advice concerning their own individual tax position. If a change is made to the Australian tax system and that change leads to a more than insignificant increase in St.George's costs in relation to CPS II being on issue or franking credits not being available to Holders, St.George is entitled to Exchange—see Sections 2.7.3 and 2.7.5.

5.1.15 Future issue of securities by St.George

St.George and other members of the Group may in future issue securities that:

- rank for dividends or payments of capital (including on the winding up of St.George or another member of the Group) equally with, behind or ahead of CPS II;
- have the same or different dividend, interest or distribution rates as CPS II; or
- have the same or different terms and conditions as CPS II.

An investment in CPS II carries no right to participate in any future issue of securities (whether equity, hybrid, debt or otherwise) by any member of the Group. No prediction can be made regarding the effect (if any) such future issue of securities by an entity in the Group may have on the market price or liquidity of CPS II.

5.2 Risks associated with St.George and the banking industry generally

5.2.1 General business

The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by St.George, including those that encompass a broad range of economic and commercial risks. However, the most common risks that are actively managed by St.George are credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks create the potential for St.George to suffer a material impact to its lending activities, its ability to meet its obligations, its reputation and for St.George to suffer a significant financial loss. Note 44 to St.George's Financial Statements for the year ended 30 September 2007 sets out a summary of the following:

Credit risk
This involves a debtor or counterparty failing to meet their financial contractual obligations to St.George. This risk is inherent in St.George's lending activities as well as transactions involving derivatives and foreign exchange;

Liquidity risk
St.George may be unable to meet its financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions;

Market risk
Generally for St.George, this involves funding risk and interest rate risk. Funding risk is the risk of over-reliance on a particular funding source such as securitisation. The risks associated with such a concentration include volatility in funding costs or funding availability which may result in financial loss or impact the viability of the business. Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of St.George; and

Operational risk
The daily operations of St.George may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error, and systems failure.

The Directors have adopted policies and procedures to control exposure to, and limit the extent of, these risks. Whilst there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

Pages 20 to 22 and pages 118 to 120 of St.George's 2007 Annual Report (as lodged with the ASX) set out a summary of the key policies which have been put in place by St.George to control exposure to credit risk on lending activities, liquidity risk, market risk and operational risk.

5.2.2 Changes in credit market conditions

Financial institutions are subject to changing conditions in credit markets. Recently credit markets have been exposed to particular instability influenced by factors such as the deterioration in the sub-prime mortgage market in the US. This instability can lead to the following:

- reduced availability of markets to raise funds, including securitisation and wholesale funding;
- increased cost of funding;
- deterioration in asset valuation; and
- increased likelihood of exposure to counterparty default.

St.George accesses credit markets for a variety of funding sources, including securitisation and wholesale funding, as part of its operations. At 30 September 2007, approximately 54% of St.George's funding (excluding securitisation, asset-backed funding and preference shares) was provided by retail deposits. The balance of funding was provided primarily by wholesale funding.

The extent of the impact of the deterioration in the sub-prime mortgage market in the US is unknown at this time and the effect of a further deterioration in the credit markets may adversely impact the earnings or value of St.George.

5.2.3 Changes in economic conditions

The financial performance of St.George could be affected by changes in economic conditions in Australia. This includes changes in:

- inflation and interest rates, which will particularly affect the net interest margin achieved in St.George's banking operations;
- employment levels and labour costs, which will affect the cost structure of St.George;
- aggregate investment and economic output;
- other economic conditions, which may affect the creditworthiness of lending customers of St.George and the quality of St.George's loan portfolio; and
- housing prices and demand for housing loans, which could reduce St.George's loan receivables and net interest income.

Global economic factors and geopolitical instability can also affect economic conditions in Australia and therefore affect the financial performance of St.George.

5.2.4 Changes in investment markets

Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of St.George through its operations and investments held in financial services and associated businesses.

5.2.5 Changes in regulatory and legal environment

St.George's business is subject to substantial regulatory and legal oversight. In particular, the Australian banking operations of St.George are subject to prudential supervision by APRA. St.George is required (among other things) to meet minimum capital requirements within these operations. APRA is currently analysing potential changes to its capital adequacy guidelines as a result of Basel II. Under these changes, which are expected to become operational from 1 January 2008, capital adequacy ratios for regulatory purposes may be measured in a different way to that which is used currently. The consequences of these potential changes for St.George are still unclear. However, such changes in the regulatory regimes under which St.George operates may have an effect on the financial performance and capital requirements of St.George.

Failure to comply with legal and regulatory requirements may have a material adverse effect on St.George and its reputation among customers and regulators and in the market. Future regulatory and legal developments affecting the banking industry may also have a material adverse effect on St.George.

In addition to regulatory and tax consequences associated with CPS II, potential changes to the Australian and international regulatory environment may have a material adverse effect on St.George. These risks include changes to:

- accounting standards;
- tax laws; and
- prudential regulatory requirements, particularly those administered by APRA.

5.2.6 Contingent liability

The ATO has denied St.George's interest deductions on its subordinated notes issued to St.George Funding Company LLC as part of the Depositary Capital Securities transaction undertaken in 1997. During 2007, the ATO withdrew its contention that the tax anti-avoidance provisions of Part IVA of the Tax Act apply to this transaction. As a result, the amount in dispute reduced from $137 million to $91 million (after tax). The matter was heard by the Federal Court of Australia in July 2007 and a decision is expected before 31 December 2007. St.George maintains its position that the amounts in question are properly deductible and has not charged to its income statement any amount due under the amended assessments. If St.George is unsuccessful in this matter, then there is a risk that $115 million (the additional amount over $91 million being predominantly interest) could be required to be charged to St.George's financial statements as an income tax expense charge in respect of this matter.

5.2.7 Changes in government policy

St.George may be affected by changes in government policy or legislation applying to companies in the banking industry. For example, a proposed change to tax treatment of any of St.George's subsidiaries may impact the after tax earnings of St.George.

5.2.8 Competition in the banking industry

The banking industry in Australia is competitive and subject to significant change. St.George faces significant competition from both traditional banking groups and non-bank financial institutions, which compete vigorously for customer investments and deposits and the provision of lending and wealth management services. The effect of competitive market conditions may adversely impact on the earnings and assets of St.George.

5.2.9 Changes in technology

Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. St.George's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

5.2.10 Operations

St.George's profitability is subject to a variety of operational risks including strategic and business decisions (including acquisitions), technology risk (including business systems failure), reputational risk (including damage to brands), fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal risk, data integrity risk, key person risk, and external events.

The summary of risks in this Section is not exhaustive and you should read this Prospectus in full and consult your financial adviser or other professional adviser before deciding whether to invest in CPS II.

Tax Letter



Greenwoods & Freehills

27 November 2007

Our ref EC:RM:39C
Direct phone 61 2 9225 5965
Direct fax 61 2 9225 5921
Email ernest.chang@gf.com.au
Doc no Greenwoods\003758305

The Directors
St.George Bank Limited
182 George Street
SYDNEY NSW 2000

Dear Directors

Australian tax consequences of investing in St.George Bank Limited Converting Preference Shares II (CPS II)

We have been instructed by St.George Bank Limited (**St.George**) to prepare a tax summary for inclusion in the Prospectus dated 27 November 2007 in relation to the issue of CPS II.

Accordingly, this letter provides a summary of the Australian income tax and capital gains tax (**CGT**) consequences for Australian resident investors (**Holders**) who subscribe for the CPS II and hold them on capital account. Tax considerations which may arise for investors who are in the business of share trading, dealing in securities or otherwise hold CPS II on revenue account have not been considered in this summary.

This summary is based on the income tax law and administrative practice currently in force as at the date of the Prospectus. It is necessarily general in nature and is not intended to be definitive tax advice to the Holders. Accordingly, each Holder should seek their own tax advice that is specific to their particular circumstances.

St.George has applied for a class ruling from the Australian Taxation Office for confirmation of certain tax consequences for Holders as discussed in this summary.

Unless the context indicates otherwise, all capitalised terms bear the same meaning as those contained in the Glossary of the Prospectus and the definitions in the Terms of Issue.

1 Summary

We have set out below a brief outline of the tax consequences for the Holders. Please note that this outline is not intended to be comprehensive in any way and should be read subject to our more detailed comments in this letter.

(a) Provided a Holder is a "qualified person" in relation to a CPS II:

    (1) the amount of any Dividends together with any attached franking credits should be included in the Holder's assessable income;

    (2) the Holder should be entitled to a tax offset equal to the amount of the franking credits attached to the Dividends; and

    (3) Holders that are individuals or complying superannuation entities may be entitled to a refund of excess franking credits.

(b) A sale of CPS II on ASX or to a Third Party Purchaser will give rise to a capital gain if the sale proceeds exceed the cost base of the CPS II. Conversely, a capital loss will result if the reduced cost base of the CPS II exceeds the sale proceeds. The cost base (or reduced cost base) of the CPS II will include the amount paid by the Holders to acquire the CPS II.

(c) A conversion of each CPS II into one fully paid Ordinary Share should not result in a full or partial disposal of the CPS II for CGT purposes. Furthermore, the additional Ordinary Shares issued on the conversion of the CPS II should not be treated as a dividend or assessable income.

2 Tax on Dividends

Each CPS II should be properly classified for tax purposes as an equity interest in St.George rather than a debt interest.

It is expected that St.George will pay fully franked Dividends on CPS II. Accordingly, all Holders should include in their assessable income the amount of the fully franked Dividends, grossed up for the franking credits attached to the Dividends, unless a Holder is not a "qualified person" (refer section 3).

Holders may qualify for the tax offset (equivalent to the franking credits attached to the Dividends) against their income tax liability for the relevant income year provided they are "qualified persons" (refer section 3).

To the extent that the tax offset attributable to the franking credits on a Dividend exceeds the amount of a Holder's income tax liability for an income year, the excess tax offset may be refunded to the Holder. Excess franking credits cannot be carried forward to a later income year.

Holders which are companies or non-complying superannuation entities are not entitled to refunds of tax offsets. Holders which are companies will be entitled to a credit in their franking account equal to the amount of franking credits on Dividends.

3 Qualification for franking credits

Certain imputation measures contained in Division 1A of former Part IIIAA of the Tax Act provide that a shareholder is not required to include the grossed up amount of the franking credits in its assessable income and is not entitled to the tax offset unless the shareholder is a "qualified person" in relation to the dividend.

A shareholder is a "qualified person" if the holding period and related payments rules are satisfied in respect of a dividend paid on the shares.

In terms of the holding period rule, a Holder must have held CPS II "at risk" for a continuous period of at least 90 days (excluding the day of disposal) within a

period beginning on the day after the date on which the Holder acquired CPS II and ending on the 90th day after the date on which the CPS II became ex Dividend.

A Holder would be "at risk" in relation to CPS II provided that the Holder does not enter into any arrangements which could result in materially reduced risks of loss or opportunities for gain in relation to CPS II. In calculating the holding period, any days where the Holder has materially diminished their risk of loss or opportunity for gain in relation to CPS II are excluded. A Holder is taken to have materially diminished risk if the Holder's net position in relation to CPS II is such that the Holder has less than 30% of the risks and opportunities associated with CPS II.

Under the related payments rule, a Holder who is obliged to make a "related payment" (essentially a payment passing the benefit of the Dividend) in respect of a Dividend must hold the CPS II "at risk" for at least 90 days (not including the days of acquisition and disposal) within the period beginning 90 days before and ending 90 days after CPS II became ex Dividend.

Alternatively, a Holder is automatically taken to be a qualified person in relation to dividends paid on shares if the total amount of the tax offsets in respect of all franked distributions to which the Holder would be entitled in an income year is $5,000 or less. This is referred to as the small shareholder rule. However, a Holder will not be a "qualified person" by virtue of the small shareholder rule if related payments have been made, or will be made in respect of the dividend or a distribution attributable to the dividend.

4 CGT consequences on disposal of CPS II

4.1 Sale of CPS II on ASX or Transfer by St.George

A sale of CPS II on ASX or a transfer of CPS II to a Third Party Purchaser pursuant to a Transfer Notice (or Early Transfer Notice) issued by St.George, will constitute a disposal for CGT purposes.

To the extent that the capital proceeds received by a Holder on the sale of CPS II exceed the cost base, the excess would constitute a capital gain in the hands of the Holder. Conversely, a capital loss would arise on a sale of CPS II equal to the amount by which the sale proceeds are less than the reduced cost base.

The cost base or reduced cost base of CPS II respectively should include the amount paid to acquire CPS II (when issued by St.George) as well as any incidental costs (e.g. broker fees) associated with the acquisition and disposal of CPS II.

If CPS II has been owned for at least 12 months prior to the sale, a Holder (other than a company) may be entitled to receive the CGT discount treatment in respect of any gain arising on disposal of CPS II. The discount percentage is applied to the amount of the capital gain after offsetting any current year or carried forward capital losses. The discount percentages are 50%, 50% and 33⅓% for Holders who are individuals, trusts and complying superannuation entities respectively.

Holders who dispose of CPS II within 12 months of acquiring them or who dispose of CPS II under an agreement entered into within 12 months of acquiring them will not receive the CGT discount treatment.

Companies are not entitled to obtain the CGT discount treatment in respect of any gain arising on disposal of CPS II.

4.2 Redemption or cancellation of CPS II

St.George may elect to redeem or cancel CPS II on giving an appropriate Exchange Notice. For each CPS II that is being redeemed or cancelled, an amount equal to the Face Value will be paid by St.George in cash on the relevant Exchange Date.

The redemption or cancellation proceeds should not be treated as a dividend to the extent to which the proceeds paid by St.George are debited against an amount standing to the credit of St.George's share capital account, provided that St.George gives the Holder a notice specifying the amount paid up on each CPS II to be redeemed or cancelled.

However, to the extent to which the redemption or cancellation proceeds paid by St.George are funded out of an account other than its share capital account, that amount will be an assessable dividend in the hands of a Holder.

Redemption or cancellation of CPS II will constitute a disposal of the preference shares for CGT purposes. Accordingly, a Holder may also derive a capital gain or a capital loss on such disposal to the extent to which the proceeds are greater than the cost base or are less than the reduced cost base of the CPS II respectively.

The cost base (or reduced cost base) of CPS II for these purposes would include the amount paid by a Holder to acquire CPS II plus the incidental costs associated with the acquisition and redemption or cancellation of CPS II.

The amount of the capital gain resulting from a redemption or cancellation of CPS II would be reduced (but not below nil) to the extent that the whole or part of the proceeds is treated as a dividend (refer comments above). A Holder (other than a company) may be entitled to the CGT discount treatment in respect of any remaining capital gain, after reduction by any part of the proceeds which is treated as a dividend, in the same manner as discussed above in section 3.

4.3 Buy back of CPS II

St.George may choose to buy back CPS II by giving an appropriate Exchange Notice.

For tax purposes, such an event would give rise to income tax and CGT consequences for Holders similar to those described in relation to the redemption or cancellation of CPS II. However, depending on the particulars of the buy back at that time and how much of the proceeds are debited to St.George's share capital account, the calculation of the capital gain or capital loss arising may be different.

4.4 Conversion of CPS II

On the Mandatory Conversion Date or if St.George issues an Exchange Notice and elects the conversion mechanism, each CPS II will convert into one fully paid Ordinary Share. The conversion of CPS II is expressed to not constitute a redemption or cancellation of the CPS II being converted, or an issue, allotment or creation of a new share (other than the additional Ordinary Shares issued - refer section 4.2). Instead, the conversion involves changing the rights attached to CPS II.

In Taxation Ruling TR 94/30, the Commissioner of Taxation has expressed a view that the variation of rights attaching to a share does not result in either a full or partial disposal of an asset for CGT purposes unless there is a redemption or cancellation of the share.

Accordingly, the conversion of CPS II to Ordinary Shares should not result in either a full or partial disposal of CPS II by Holders for CGT purposes.

5 Additional Ordinary Shares

Following the conversion of CPS II into Ordinary Shares, either by Mandatory Conversion or if St.George issues an Exchange Notice and elects the conversion mechanism, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the Conversion Number formula that is set out in clause 3.5 of the Terms of Issue.

It is considered that the additional Ordinary Shares should not be treated as a dividend or ordinary income assessable in the hands of the Holders.

The additional Ordinary Shares will be CGT assets for CGT purposes. The cost base (or reduced cost base) of an additional Ordinary Share will be determined by spreading the cost base (or reduced cost base) of the original CPS II across the original CPS II and all of the additional Ordinary Shares issued on conversion.

Further, for CGT purposes, the additional Ordinary Shares should be taken to have been acquired by a Holder at the time the original CPS II to which the additional Ordinary Shares relate, were acquired by the Holder.

A subsequent sale of the Ordinary Shares (being the additional Ordinary Shares and the CPS II that has been converted into one Ordinary Share) may give rise to a capital gain or capital loss to a Holder. The amount of the capital gain would equal the excess of the sale proceeds over the cost base of the Ordinary Shares determined in the manner discussed above. Conversely, a capital loss will arise on a sale of the Ordinary Shares equal to the amount by which the sale proceeds are less than the reduced cost base of the Ordinary Shares.

The availability of CGT discount treatment to Holders discussed in section 4.1 in the context of a sale of CPS II, applies equally here.

6 Pay-as-you-go withholding tax

Holders may, if they choose, notify St.George of their TFN, ABN or a relevant exemption.

In the event that St.George is not so notified, tax will be automatically deducted at the highest marginal tax rate (including medicare levy) from the gross cash Dividends to the extent that Dividends are not franked. From 1 July 2006, the highest marginal tax rate is 46.5%.

St.George is required to withhold such tax until such time as the relevant TFN, ABN or exemption notification is given to it. Holders will be able to claim a tax credit/rebate (as applicable) in respect of any tax withheld on the Dividends in their income tax returns.

7 Disclaimer

This tax summary does not purport to give advice to any specific Holder, as each Holder's tax position will depend on their own particular circumstances. Holders should seek their own professional tax advice regarding their individual circumstances.

The representatives of Greenwoods & Freehills Pty Limited involved in preparing this tax summary are not licensed to provide financial product advice in relation to dealing in securities. Potential investors should consider seeking advice from a suitably qualified Australian Financial Services Licence holder before making any investment decision. Potential investors should also note that tax consequences are only one of the matters that may need to be considered.

Yours faithfully
GREENWOODS & FREEHILLS PTY LIMITED

per:

Ernest Chang
Director

7 Additional information

7.1 Terms of issue

The rights attaching to CPS II will be governed by the Constitution, and the Terms of Issue set out in Appendix A.

7.2 Rights attaching to Ordinary Shares

7.2.1 Overview

All of the Ordinary Shares issued on conversion will rank equally in all respects with Ordinary Shares then on issue.

The main rights attaching to Ordinary Shares are to:

- vote at meetings of Ordinary Shareholders on the basis of one vote per fully paid share on a poll;
- receive dividends declared from time to time on the shares they hold (subject to the rights of holders of shares carrying preferred rights);
- receive information required to be distributed under the Corporations Act and the ASX Listing Rules (e.g. annual reports); and
- participate in a surplus of assets or profits on a winding up of St.George on the shares at the commencement of the winding up (subject to the rights of holders of shares carrying preferred rights).

The rights attaching to Ordinary Shares are set out in more detail in the Constitution. Copies of the Constitution are available from St.George's website at www.stgeorge.com.au. The Constitution also includes provisions on the winding up of St.George and a limitation on Ordinary Share ownership.

7.2.2 Winding up of St.George

Article 115 of the Constitution provides that if St.George is wound up and its assets are insufficient to discharge its liabilities in the winding up, the deficiency is to be borne by shareholders in certain priority depending on the class of shares held. No holder of St.George shares is required to contribute more than the amount unpaid (if any) on any share held by that person. As all CPS II issued under this Prospectus will be issued as fully paid, no Holder can be required to contribute further capital to St.George on a winding up.

7.2.3 Limitation on Ordinary Share ownership

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to no more than 10% of the issued shares of St.George.

In addition, the *Financial Sector (Shareholdings) Act 1998* (Cth) restricts ownership by people (together with their associates) of an Australian bank, such as St.George, to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Treasurer to extend their ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that a holding by that person greater than 15% is in the national interest.

7.3 Summary of Offer Management Agreement

7.3.1 Overview

St.George entered into the Offer Management Agreement with the Joint Lead Managers on 19 November 2007. Under the Offer Management Agreement, St.George has appointed Goldman Sachs JBWere, Macquarie and UBS as the Joint Lead Managers for the Offer. The Joint Lead Managers have agreed under the Offer Management Agreement to manage and market the Offer, including the Bookbuild, and to provide settlement support in relation to obligations of Applicants under the Bookbuild who are Allocated CPS II. The Joint Lead Managers may appoint Co-Managers to the Offer with the approval of St.George.

7.3.2 Fees

Under the Offer Management Agreement, the Joint Lead Managers are entitled to receive:

- a management fee of 0.75% of the gross proceeds of the Offer, in their respective proportions;
- a broker firm selling fee of 1.00% of the gross proceeds of the Offer Allocated to the Joint Lead Managers, Co-Managers and any Participating Brokers under the Bookbuild for the Broker Firm Offer; and
- an institutional selling fee of 0.75% of the gross proceeds of the Offer Allocated to Institutional Investors under the Institutional Offer, in their respective proportions.

However, no fee is payable to any Joint Lead Manager if it terminates its obligations under the Offer Management Agreement or if St.George cancels or withdraws the Offer and terminates the Offer Management Agreement. The Joint Lead Managers are responsible for any commissions and fees due to any Co-Managers, Participating Brokers or Institutional Investors Allocated CPS II under the Bookbuild.

St.George must pay or reimburse the Joint Lead Managers for the costs of and incidental to the Offer up to a total of $60,000 (excluding legal costs).

7.3.3 Representations, warranties and undertakings by St.George

St.George gives various representations and warranties in the Offer Management Agreement that are customary for agreements of this type. In addition, St.George gives a number of undertakings under the Offer Management Agreement, including in relation to the conduct of the Offer and compliance by St.George with applicable laws. St.George also gives an undertaking that it will not, without the prior written consent of the Joint Lead Managers (which it holds in respect of the Placement), allot, issue, or announce an allotment or issue, of any equity securities, equity-linked securities, hybrid or preference securities, subordinated debt with Tier 1 Capital or Tier 2 Capital status, or any securities convertible into CPS II or any of the above, for a period of 60 days following the lodgement of this Prospectus, other than issues under the Offer, an employee share or option plan, bonus share plan, top up share plan,

a DRP or underwriting of a DRP, a share purchase plan or underwriting of a share purchase plan, or under the terms of securities or financial products on issue on the date of the Offer Management Agreement.

7.3.4 Termination

Each of the Joint Lead Managers may terminate its obligations under the Offer Management Agreement on the occurrence of a number of customary termination events. These include:

- market changes and material adverse changes affecting St.George;
- ASIC issuing stop orders;
- any person (other than the Joint Lead Manager in question) withdrawing their consent to be named in this Prospectus;
- St.George withdrawing this Prospectus or the Offer; and
- trading of St.George securities being suspended, or any of St.George's securities or financial products ceasing to be quoted.

If the above occurs, a Joint Lead Manager electing to terminate will no longer be a Joint Lead Manager and will be relieved of its obligations under the Offer Management Agreement.

In certain circumstances, each of the Joint Lead Managers may not terminate unless, in its reasonable opinion, the event:

- has, or is likely to have, a material adverse effect on:
  - the success or settlement of the Offer; or
  - where the event occurs after completion of the Bookbuild, the performance of the secondary market trading of CPS II within the first month of trading following their quotation; or
- would give rise to a material liability of the Joint Lead Manager under any law, regulation, treaty or administrative action.

St.George has agreed to indemnify the Joint Lead Managers and parties affiliated with them against claims, demands, damages, losses, costs, charges, expenses and liabilities in connection with the Offer, and certain other things related to the Offer except to the extent that these result from the negligence, fraud, recklessness, wilful misconduct or material breach of the Offer Management Agreement of the indemnified party.

7.4 Offer restrictions

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S under the US Securities Act). CPS II have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person, except in a transaction that is exempt from the registration requirements under the US Securities Act and applicable US state securities laws.

By submitting an Application Form, each Applicant will be deemed to have:

- acknowledged that CPS II have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the US or to, or for the account or benefit of, a US Person except in accordance with an available exemption from the registration requirements under the US Securities Act; and
- represented, warranted and agreed as follows:
  - they are not in the US or a US Person and are not acting for the account or benefit of a US Person; and
  - they are not engaged in the business of distributing securities, or, if they are, they will not offer, sell or resell in the US or to any US Person any CPS II they acquire:
    - under the Offer; or
    - other than under the Offer (excluding CPS II purchased by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the US).

Any person who is in the US, is a US Person, or does not make the representation and warranty set out above is not entitled to acquire any CPS II.

Until 40 days after the commencement of the Offer, any offer or sale of CPS II in the US or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements under the US Securities Act.

No action has been taken in any jurisdiction outside Australia to permit the Offer in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with CPS II in that jurisdiction.

7.5 Consents

Each Director has given, and has not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

Each of the parties (referred to as Consenting Parties), who are named below:

- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in the paragraphs below;
- has not authorised or caused the issue of this Prospectus;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus, other than the reference to its name and the statements or letter included in this Prospectus with the consent of that Consenting Party;

- has given and not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- in the case of Greenwoods & Freehills Pty Limited, has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion of the Tax Letter in the form and context in which it appears in Section 6; and
- in the case of Computershare Investor Services Pty Limited, has given and, as at the date of this Prospectus, has not withdrawn its written consent to be named as share registrar to St.George in the form and context in which it is named. Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of this Prospectus other than being named as share registrar to St.George. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of this Prospectus.

Role	Consenting Parties
Joint Lead Managers	Goldman Sachs JBWere, Macquarie and UBS
Co-Managers	Bell Potter Securities Limited, Goldman Sachs JBWere, Macquarie Equities Limited, National OnLine Trading Limited, St.George and UBS Wealth Management Australia Limited
Legal adviser	Allens Arthur Robinson
Auditor	KPMG
Tax adviser	Greenwoods & Freehills Pty Limited
Registry	Computershare Investor Services Pty Limited

7.6 Interests of advisers

Goldman Sachs JBWere, Macquarie and UBS have acted as Joint Lead Managers and settlement underwriters for the Offer. In these capacities, they are entitled to receive fees under the Offer Management Agreement as described in Section 7.3.1.

Allens Arthur Robinson has acted as legal adviser to St.George in connection with this Prospectus and the Offer. St.George estimates that it will pay approximately $165,000 (excluding disbursements and GST) to Allens Arthur Robinson for the work that has been done up to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its normal time based charges.

KPMG has acted as auditor to St.George and has performed work in relation to the due diligence enquiries on financial matters relating to the Offer. St.George estimates that it will pay approximately $85,000 (excluding disbursements and GST) to KPMG for this work. Further amounts may be paid to KPMG in accordance with its normal time based charges.

Greenwoods & Freehills Pty Limited has acted as tax adviser in relation to the Offer and prepared the Tax Letter included in Section 6. St.George estimates that it will pay approximately $85,000 (excluding disbursements and GST) to Greenwoods & Freehills Pty Limited for this work. Further amounts may be paid to Greenwoods & Freehills Pty Limited in accordance with its normal time based charges.

Bell Potter Securities Limited, Goldman Sachs JBWere, Macquarie Equities Limited, National OnLine Trading Limited, St.George and UBS Wealth Management Australia Limited are acting as Co-Managers to the Offer. The Joint Lead Managers will be responsible for fees payable to each Co-Manager, which will be up to 1.00% (exclusive of GST) of the Face Value of all CPS II Allocated to that Co-Manager.

Except as set out above:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- nor the Joint Lead Managers to the Offer;
- nor any financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired, or proposed to be acquired, by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons for services provided in connection with the formation or promotion of St.George or the Offer.

7.7 Expenses of the Offer

If the Offer proceeds, the total estimated costs of the Offer, including advisory, legal, accounting, tax, listing and administrative fees, as well as printing, advertising and other expenses are, at the date of this Prospectus, estimated to be approximately $6 million and will be paid by St.George.

7.8 Directors' interests

Except as set out below, no Director or proposed Director holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify them as, a Director; or
- for services provided by a Director or proposed Director in connection with the formation or promotion of St.George or with the Offer.

The relevant interests of each Director in the share capital of St.George as at 23 November 2007 are as follows:

Directors' interests

Director	Ordinary Shares	CPS	SPS	SAINTS
J S Curtis[1]	25,295	–	–	318
T J Davis	22,870	5,000	–	–
R A F England	5,258	–	–	–
P J O Hawkins	11,414	–	–	–
R Holliday-Smith	2,500	–	–	–
P D R Isherwood	32,000	1,000	–	263
L B Nicholls	8,827	–	–	–
G J Reaney	51,066	–	–	–
J M Thame	150,216	–	–	–

Note:

1 J S Curtis holds an interest in 15,000 instalment warrants in Ordinary Shares.

7.9 ASX waivers

ASX has granted the following waivers:

- a waiver from ASX Listing Rule 6.9 to permit each Holder to have the same voting rights as Ordinary Shareholders in the circumstances prescribed by ASX Listing Rule 6.3 as if before the relevant meeting, each CPS II had been converted into Ordinary Shares in accordance with the Terms of Issue; and
- a waiver from ASX Listing Rule 10.11 to permit the Directors and their associates collectively to be issued with up to 0.2% of the total CPS II issued.

Finally, ASX has confirmed that:

- the Terms of Issue are appropriate and equitable for the purposes of ASX Listing Rule 6.1;
- the terms of the APRA constraints on the payment of a Dividend do not mean that the Holders are not entitled to a preferential dividend for the purposes of ASX Listing Rule 6.5 and do not amount to a removal of a right to a dividend for the purposes of ASX Listing Rule 6.10;
- St.George's obligation to convert the CPS II on the Mandatory Conversion Date and St.George's rights to otherwise redeem, buy-back, cancel, or arrange a Transfer of or convert the CPS II under the Terms of Issue does not constitute a divestment for the purposes of ASX Listing Rule 6.12;
- for the purposes of ASX Listing Rule 7.1.4, ASX does not object to the conversion rate of CPS II into Ordinary Shares being calculated based on the market price of Ordinary Shares at the time that CPS II are issued—the Issue Date is expected to be 28 December 2007; and
- it is satisfied with the proposed timetable and that the timetable complies with the ASX Listing Rules.

Glossary



Defined terms in this glossary and in clause 10 of the Terms of Issue are used throughout this Prospectus and the Application Form.

2007 Final Dividend	the final Ordinary Share dividend of $458 million for the year ended 30 September 2007.
ABN	Australian Business Number.
Acquisition Event	occurs when: • a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or • the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue. *For the full definition—see clause 10 of the Terms of Issue.*
ADI	authorised deposit-taking institution as defined in the *Banking Act 1959* (Cth).
AGAAP	the generally accepted accounting principles applicable in Australia before the introduction of AIFRS.
AIFRS	the Australian equivalents to International Financial Reporting Standards.
Allocation	the number of CPS II issued to Successful Applicants. **Allocate** and **Allocated** have corresponding meanings.
Applicant	a person who submits a valid Application Form, either online or paper copy.
Application	the lodgement of an Application Form and Application Payment under this Prospectus.
Application Form	each of the application forms attached to, or accompanying, this Prospectus on which an Application may be made, being: • the Securityholder Application Form provided by St.George either in electronic copy or paper copy; or • the Broker Firm Application Form attached to this Prospectus.
Application Payment	the monies payable on Application, calculated as the number of CPS II applied for multiplied by the Face Value.
APRA	Australian Prudential Regulation Authority.
ASIC	Australian Securities and Investments Commission.
ASTC Settlement Rules	the settlement rules made by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).
ASX	ASX Limited (ABN 98 008 624 691) or the stock market conducted by ASX Limited, as the context requires.
ASX Listing Rules	the listing rules of ASX, with any modifications or waivers in their application to St.George which ASX may grant.
ATO	Australian Taxation Office.
Bank Bill Swap Rate	the average mid rate for 90 day bank bills (expressed as a percentage per annum) which is displayed on Reuters page BBSW (or any page that replaces that page) on the first Business Day of the relevant Dividend Period as defined in clause 10 of the Terms of Issue.
Basel II	the framework for the calculation of capital adequacy for banks—see Section 2.4.2.

Bookbuild	the process described in Section 3.5.2 to determine the Margin.
Broker Firm Allocation	the number of CPS II allotted to Successful Applicants under the Broker Firm Offer.
Broker Firm Applicant	an Australian resident retail client of a Co-Manager or Participating Broker who applies for a Broker Firm Allocation from a Co-Manager or Participating Broker.
Broker Firm Application Form	the application form in the back of this Prospectus or any electronic application form made available by a Co-Manager or Participating Broker for Broker Firm Applicants to apply for CPS II under the Broker Firm Offer.
Broker Firm Offer	the offer to Australian resident retail clients of Co-Managers and Participating Brokers who may apply for CPS II through a Co-Manager or Participating Broker.
Business Day	as defined in the ASX Listing Rules.
Buy-Back Agreement	an agreement under which St.George buys back CPS II in the form of the schedule to the Terms of Issue.
Capital Security	shares or any equity, hybrid or subordinated debt capital securities (whether comprised of one or more instruments) issued by St.George or a member of the Group.
CHESS	the Clearing House Electronic Subregister System.
Closing Date	the last day on which Applications will be accepted, expected to be: • 5.00pm on 19 December 2007 for the Securityholder Offer; and • 10.00am on 27 December 2007 for the Broker Firm Offer.
Co-Manager	each of Bell Potter Securities Limited (ABN 25 006 390 772, AFSL No. 243480), Goldman Sachs JBWere, Macquarie Equities Limited (ABN 41 002 574 923, AFSL No. 237504), National OnLine Trading Limited (ABN 83 089 718 249, AFSL No. 230704) National OnLine Trading Limited is a wholly owned subsidiary of National Australia Bank Limited, but National Australia Bank Limited does not guarantee the obligations or performance of its subsidiary or the services it offers, St.George and UBS Wealth Management Australia Limited (ABN 50 005 311 937, AFSL No. 231127).
Constitution	the constitution of St.George.
Conversion Discount	1.0%.
Conversion Number	the number of Ordinary Shares to be issued if CPS II are converted into Ordinary Shares under clause 3.5 of the Terms of Issue.
Corporations Act	the *Corporations Act 2001* (Cth).
CPS	the $325 million of non-cumulative unsecured converting preference shares issued by St.George under the prospectus dated 16 November 2006.
CPS II	non-cumulative unsecured converting preference shares in the capital of St.George to be issued under this Prospectus.
Depositary Capital Securities	the US$250 million of Series A Capital Securities redeemed by St.George Funding Company LLC in June 2007.
Directors	some or all of the directors of St.George.
Distributable Profits	an amount of profits within the Group from which Dividends can be paid. The amount is calculated at two levels within the Group—on a Level 1 and Level 2 basis. For the purposes of determining the amount of profits available within the Group to pay Dividends it is the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits—see Section 2.5.8.

Dividend	a dividend on CPS II as defined in clause 2.1, as adjusted by clause 2.2, of the Terms of Issue.
Dividend Payment Date	20 February 2008 and after that, each 20 May, 20 August, 20 November and 20 February until CPS II are Exchanged in which case the Exchange Date will constitute a Dividend Payment Date.
Dividend Period	a period from (and including) either the Issue Date or a Dividend Payment Date (whichever is the later) until (but not including) the following Dividend Payment Date.
Dividend Rate	the dividend rate on CPS II calculated using the formula in Section 2.5.2.
DRP	the dividend reinvestment plan under which Ordinary Shareholders may elect to have dividends that are paid on some or all of their Ordinary Shares (up to a maximum number, currently set at 5,000 shares) automatically reinvested into additional Ordinary Shares.
Early Transfer Notice	a notice issued by St.George to Holders following the occurrence of a Tax Event, Regulatory Event or Acquisition Event, specifying that all (but not some only) CPS II on issue will be acquired from Holders by a Third Party Purchaser(s) under clause 4 of the Terms of Issue.
Eligible Securityholder	a registered Ordinary Shareholder or holder of CPS, SPS or SAINTS as at 7.00pm on 16 November 2007 who is shown on the register to have an address in Australia.
Equal Ranking Capital Security	means in the case of: • a dividend or distribution in respect of the Capital Security, a Capital Security (including CPS, SPS and SAINTS) which ranks for payment of the dividend or distribution equally with CPS II; and • a redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including CPS, SPS and SAINTS) which ranks equally with CPS II for a return of capital if St.George is wound up.
Exchange	the conversion, redemption, buy-back or cancellation of CPS II under clause 3 of the Terms of Issue. **Exchanged** has the corresponding meaning.
Exchange Date	means in the case of: • Mandatory Conversion—the Mandatory Conversion Date; and • Exchange—following the issue by St.George of an Exchange Notice under: - clause 3.2(a) of the Terms of Issue—the date determined under clause 3.2(f) of the Terms of Issue; or - clause 3.1(f) of the Terms of Issue—the next possible Mandatory Conversion Date.
Exchange Notice	a notice issued by St.George to a Holder under clause 3.1(f) or 3.2(a) of the Terms of Issue.
Exposure Period	the seven day period after the Original Prospectus was lodged with ASIC, which may be extended to a total of 14 days by ASIC.
Face Value	the face value of CPS II, being $100 per CPS II.
First Test	the first Mandatory Conversion Condition as described in Section 2.6.3 and as defined in clauses 3.1(c)(i), 3.1(d) and 3.1(e) of the Terms of Issue.
Fitch Ratings	Fitch Australia Pty Limited (ABN 93 081 339 184).
Goldman Sachs JBWere	Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897, AFSL No. 243346).
Group	St.George and its controlled entities.

HIN	Holder Identification Number (for Ordinary Shares, CPS II (when issued), CPS, SPS or SAINTS held on the CHESS subregister).
Holder	a holder of CPS II.
Holding Statement	a statement issued to Holders by the Registry which sets out details of the number of CPS II issued to them under their Allocation.
Innovative Residual Tier 1 Capital	innovative residual tier 1 capital of St.George or the Group as described by APRA.
Institutional Investor	an institution to which the Offer may be made without disclosure to investors under section 708(8), 708(10) or 708(11) of the Corporations Act.
Institutional Offer	the offer made to certain Institutional Investors to bid for CPS II through the Bookbuild.
Issue Credit Rating	a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. The Issue Credit Rating is not a recommendation to purchase, sell or hold a financial obligation.
Issue Date	the date on which CPS II are issued—expected to be 28 December 2007.
Issue Share Price	the VWAP during the 20 Business Days on which trading in Ordinary Shares takes place immediately preceding, but not including, the Issue Date, as adjusted under the Terms of Issue.
Joint Lead Managers	Goldman Sachs JBWere, Macquarie and UBS.
Junior Ranking Capital Security	means in the case of: • a dividend or distribution in respect of the a Capital Security (including Ordinary Shares) which ranks for payment of the dividend or distribution behind CPS II; and • a redemption of, reduction of capital on, cancellation of or acquisition of a Capital Security (including Ordinary Shares) which ranks behind CPS II for a return of capital if St.George is wound up.
Level 1 and Level 2	those terms so described by APRA and in the context of St.George, broadly—Level 1 means the St.George corporate entity without its controlled entities and Level 2 means the consolidated banking group of St.George (including its controlled entities).
Level 1 Distributable Profits	an amount of profits within St.George from which Dividends can be paid calculated on a Level 1 basis—see Section 2.5.8. *For the full definition—see clause 10 of the Terms of Issue.*
Level 2 Distributable Profits	an amount of profits within the Group from which Dividends can be paid calculated on a Level 2 basis—see Section 2.5.8. *For the full definition—see clause 10 of the Terms of Issue.*
Liquidation Sum	the amount Holders are entitled to receive on a winding up of St.George (in respect of each CPS II they hold) before any return of capital is made on any Junior Ranking Capital Securities, which is the sum of the amount of any Dividend declared but unpaid and the Face Value. *For the full definition—see clause 5.4 of the Terms of Issue.*
Macquarie	Macquarie Equity Capital Markets Limited (ABN 60 001 374 572, AFSL No. 240681).
Mandatory Conversion	the conversion of all CPS II on issue at the Mandatory Conversion Date into a variable number of Ordinary Shares under clause 3.1 of the Terms of Issue.

Mandatory Conversion Conditions	means: • **First Test**: the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) on the 25th Business Day before a possible Mandatory Conversion Date must be at least 55% of the Issue Share Price; and • **Second Test**: the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) over the 20 Business Days before a possible Mandatory Conversion Date must be greater than 50% of the Issue Share Price.
Mandatory Conversion Date	the earlier of 20 August 2013 and the first Dividend Payment Date after 20 August 2013 on which both of the Mandatory Conversion Conditions are satisfied.
Margin	the margin which was determined under the Bookbuild and is 1.60% per annum.
Maximum Conversion Number	calculated by dividing the Face Value of $100 per CPS II by 50% of the Issue Share Price. *For the full definition—see clause 3.5(c) of the Terms of Issue.*
Moody's	Moody's Investors Service Pty Limited (ABN 61 003 399 657).
Non-innovative Residual Tier 1 Capital	non-innovative residual tier 1 capital of St.George or the Group as described by APRA.
Offer	the offer of 3.2 million CPS II for $100 each to raise up to $320 million, with the ability to accept oversubscriptions for up to a further $80 million. St.George has reserved the ability to take oversubscriptions to Allocate primarily to Eligible Securityholders under the Securityholder Offer.
Offer Management Agreement	the agreement dated 19 November 2007 between St.George and the Joint Lead Managers as described in Section 7.3.
Offer Period	the period commencing on the Opening Date and ending on the Closing Date.
Opening Date	the opening date of the Offer which is 27 November 2007.
Optional Dividend	an optional dividend on CPS II, as defined in clause 2.9(d) of the Terms of Issue.
Ordinary Share	an ordinary share in the capital St.George.
Ordinary Shareholder	the holder of an Ordinary Share.
Ordinary Shareholding Limit	the restriction of shareholdings in St.George by people (together with their associates) to 10% of the issued Ordinary Shares under Articles 10, 11 and 12 of the Constitution.
Original Prospectus	the prospectus relating to the Offer, which was lodged with ASIC on 19 November 2007 and which this Prospectus replaces.
Participating Broker	any participating organisation of ASX selected by the Joint Lead Managers to participate in the Broker Firm Offer (not including a Co-Manager).

Payment Tests	payment tests to which the payment of a Dividend or an Optional Dividend are subject, summarised as: • the Directors declaring a Dividend or an Optional Dividend to be payable; • St.George having sufficient profits available to pay the Dividend or the Optional Dividend; • St.George being able to pay the Dividend or the Optional Dividend without St.George (on a Level 1 basis) or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines; • the amount of the Dividend or the Optional Dividend not exceeding Distributable Profits; and • in the case of an Optional Dividend, APRA giving its prior written approval. *For the full definition—see clause 2.3 of the Terms of Issue.*
Placement	the issue of 21.9 million Ordinary Shares on 26 November 2007, raising $767 million of Tier 1 Capital under an institutional placement that was completed on 15 November 2007.
Prospectus	this prospectus for the Offer, including the Terms of Issue.
Record Date	means for the payment of: • a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend, or such other date as may be required by ASX; and • an Optional Dividend, the date before its payment that is determined by St.George, or such other date as may be required by ASX.
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Regulatory Event	broadly, occurs when St.George receives professional advice that, as a result of a change of law or regulation on or after the Issue Date, additional requirements would be imposed on St.George which the Directors determine as unacceptable or the Directors determine that St.George will not be entitled to treat all CPS II as eligible Tier 1 Capital. *For the full definition—see clause 10 of the Terms of Issue.*
Residual Tier 1 Capital	the residual tier 1 capital of the Group as described by APRA.
St.George	St.George Bank Limited (ABN 92 055 513 070, AFSL No. 240997).
SAINTS	the $350 million of non-cumulative unsecured redeemable and convertible preference shares issued by St.George under the prospectus dated 12 July 2004.
Second Test	the second Mandatory Conversion Condition as described in Section 2.6.3 and as defined in clause 3.1(c)(ii) of the Terms of Issue.
Securityholder Application Form	the electronic or paper copy of the application form made available by St.George for Eligible Securityholders to apply for CPS II under the Securityholder Offer.
Securityholder Offer	the invitation to Eligible Securityholders to apply for CPS II under this Prospectus.
Settlement Date	the date on which settlement occurs—expected to be 27 December 2007.
SPS	the $150 million of non-cumulative unsecured preference shares issued by St.George under the prospectus dated 8 June 2006.
SRN	Securityholder Reference Number (for Ordinary Shares, CPS II (when issued), CPS, SPS or SAINTS held on the issuer sponsored subregister).
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ABN 62 007 324 852).
Successful Applicant	an Applicant whose Application is accepted by St.George, whether in full or in part.

Tax Event	broadly, occurs when St.George receives professional advice that, as a result of a change in Australian tax law, or an administrative pronouncement or ruling, on or after the Issue Date, there is a more than insubstantial risk that St.George would be exposed to more than an insignificant increase in its costs in relation to CPS II being on issue or CPS II will not be treated as equity interests for tax purposes or franking credits may not be available to Holders. *For the full definition—see clause 10 of the Terms of Issue.*
Tax Letter	the letter provided by Greenwoods & Freehills Pty Limited in Section 6.
Tax Rate	the Australian corporate tax rate applicable to St.George's franking account on the Issue Date (expressed as a decimal).
Terms of Issue	the terms of issue for CPS II included in Appendix A.
TFN	tax file number.
Third Party Purchaser(s)	any third party or third party(ies) nominated by St.George to acquire CPS II under a Transfer Notice or Early Transfer Notice.
Tier 1 Capital	the tier 1 capital of St.George or the Group as described by APRA.
Tier 1 Capital Ratio	at any time, the ratio as described by APRA.
Tier 2 Capital	the tier 2 capital of St.George or the Group as described by APRA.
Tier 2 Capital Ratio	at any time, the ratio as described by APRA.
Total Capital Ratio	at any time, the ratio as described by APRA.
Transfer	the process through which St.George may arrange that all (but not some only) CPS II on issue be acquired from Holders by a Third Party Purchaser(s) for cash equal to $100 for each CPS II, as described under clause 4 of the Terms of Issue **Transferred** has the corresponding meaning.
Transfer Notice	a notice issued by St.George to Holders before a possible Mandatory Conversion Date specifying that all (but not some only) CPS II on issue will be acquired from Holders by a Third Party Purchaser(s) for cash equal to $100 for each CPS II transferred.
UBS	UBS AG, Australia Branch (ABN 47 088 129 613, AFSL No. 231087).
Upper Tier 2 Capital	the upper tier 2 capital of St.George or the Group as described by APRA.
US	the United States of America.
US Person	has the meaning found in Regulation S under the US Securities Act.
US Securities Act	the US Securities Act of 1933.
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX during the relevant period or on the relevant days, as defined in clause 10 of the Terms of Issue and subject to any adjustments under clause 3.6 of the Terms of Issue.

Appendix A
Terms of Issue

A

Table of contents

1 Form, Face Value and issue price

1.1 Form

CPS II are non-cumulative unsecured converting preference shares in the capital of St.George. CPS II are issued by St.George under Article 6B of the Constitution and on the terms set out in these Terms of Issue.

1.2 Face Value and issue price

Each CPS II will be issued by St.George as fully paid at an issue price of $100 (**Face Value**). The Face Value must be paid in full upon application.

2 Dividends

2.1 Dividend calculation

Subject to these Terms of Issue, the Holder on the relevant Record Date of each CPS II is entitled to receive on each relevant Dividend Payment Date a dividend (**Dividend**) calculated using the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \text{Face Value} \times \text{N}}{365}$$

where:

Dividend Rate (expressed as a percentage per annum) is calculated using the following formula:

$$\text{Dividend Rate} = (\text{Bank Bill Swap Rate} + \text{Margin}) \times (1 - \text{Tax Rate})$$

where:

Bank Bill Swap Rate (expressed as a percentage per annum) means, for each Dividend Period, the Bank Bill Swap Rate applying on the first Business Day of each Dividend Period;

Margin (expressed as a percentage per annum) means the rate determined under the Bookbuild; and

Tax Rate (expressed as a decimal) means the Australian corporate tax rate applicable on the Issue Date, which will be taken to be 0.30; and

N is the number of days in the Dividend Period ending on (but not including) the relevant Dividend Payment Date.

2.2 Franking adjustment

(a) If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked (Ti) differs from the Tax Rate, the Dividend will be adjusted using the following formula:

$$\text{Adjusted Dividend} = \text{Dividend}_1 \times \frac{(1 - \text{Ti})}{(1 - \text{Tax Rate})}$$

where:

Dividend_1 (expressed as a dollars and cents amount) is the amount calculated under clause 2.1; and

Ti (expressed as a decimal) is the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked.

(b) If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that part), the Dividend will be adjusted using the following formula:

$$\text{Adjusted Dividend} = \frac{\text{D}}{1 - (\text{Ti} \times (1 - \text{Franking Rate}))}$$

where:

D (expressed as a dollars and cents amount) is the Dividend calculated under clause 2.2(a) or 2.1 where there has been no application of clause 2.2(a);

Ti (expressed as a decimal) has the same meaning as given in clause 2.2(a); and

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that part) applicable to the Dividend.

2.3 Payment of Dividend and Optional Dividend

(a) The payment of a Dividend and any Optional Dividend is subject to:

(i) the Directors, at their sole discretion, declaring the Dividend or Optional Dividend to be payable;

(ii) St.George having profits available for the payment of a Dividend or an Optional Dividend;

(iii) such payment not resulting in the Total Capital Ratio or the Tier 1 Capital Ratio of St.George (on a Level 1 basis) or of the Group (on a Level 2 basis) not complying with APRA's then current capital adequacy guidelines as they are applied to St.George or the Group (as the case may be) at the time, unless APRA otherwise gives its prior written approval;

(iv) the amount of the Dividend or Optional Dividend not exceeding Distributable Profits, unless APRA otherwise gives its prior written approval; and

(v) in the case of an Optional Dividend, APRA giving its prior written approval.

(b) Without limiting clause 2.3(a), the Directors will not declare a Dividend or Optional Dividend to be payable if, in their opinion, making the payment would result in St.George becoming, or being likely to become, insolvent for the purposes of the Corporations Act.

(c) Dividends and Optional Dividends shall be paid by cheque, direct credit or such other means as authorised by the Directors.

2.4 Non-cumulative Dividends

Dividends are non-cumulative. If all or part of a Dividend is not paid because of the provisions of clause 2.3 or because of any applicable law, St.George has no liability to pay such Dividend and, notwithstanding St.George's sole discretion (subject to APRA giving its prior written approval) to pay an Optional Dividend under clause 2.9(d), the Holder has no claim (including, without limitation, on the winding up of St.George) in respect of such non-payment. Non-payment of a Dividend because of the provisions of clause 2.3, or because of any applicable law, does not constitute an event of default.

No interest accrues on any unpaid Dividends or Optional Dividends, and the Holder has no claim or entitlement in respect of interest on any unpaid Dividends or Optional Dividends.

2.5 Rounding of Dividend calculations

All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of CPS II, any fraction of a cent will be disregarded.

2.6 Dividend Payment Dates

Subject to this clause 2, Dividends are payable in arrear on each Dividend Payment Date.

2.7 Record Dates

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

2.8 Withholding obligations

St.George will be entitled to deduct from any Dividend or Optional Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction is made and the amount of the deduction accounted for by St.George to the relevant revenue authority and the balance of the amount payable is paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by St.George. St.George will pay the full amount required to be deducted, to the relevant revenue authority within the time allowed for such payment.

2.9 Restrictions in case of non-payment (dividend stopper)

If, for any reason, a Dividend has not been declared or a Dividend that has been declared has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, St.George must not without approval of a Special Resolution:

(a) declare or pay a dividend or make or cause a member of the Group to make any distribution on any Equal Ranking Capital Securities or Junior Ranking Capital Securities (other than to permit the declaration and payment of dividends or distributions paid or payable to a member of the Group or under clause 2.9(e)); or

(b) redeem, reduce capital on, cancel or acquire for any consideration any Junior Ranking Capital Securities (excluding redemptions of, reductions of capital on, cancellations of or acquisitions of Junior Ranking Capital Securities held by a member of the Group),

unless:

(c) four consecutive Dividends scheduled to be paid on CPS II, after the Dividend Payment Date for the Dividend that has not been paid, have been paid in full;

(d) an **Optional Dividend** has been paid to the Holders equal to the aggregate amount of any unpaid Dividends which were scheduled to be paid in the 12 months before the date of payment of the Optional Dividend;

(e) there is a payment in respect of the dividend, distribution, redemption, reduction of capital, cancellation or acquisition made pro rata on CPS II and on Equal Ranking Capital Securities ranking equally with CPS II in respect of those payments; or

(f) all CPS II have been Exchanged.

3 Exchange

3.1 Mandatory Conversion

(a) On the Mandatory Conversion Date, St.George must convert all CPS II on issue at that date into Ordinary Shares under clauses 3.4 and 3.5.

(b) The **Mandatory Conversion Date** will be the earlier to occur of:

  (i) 20 August 2013; and

  (ii) the first Dividend Payment Date after 20 August 2013,

  (each a **Relevant Date**) on which both the Mandatory Conversion Conditions are satisfied.

(c) The **Mandatory Conversion Conditions** are:

  (i) no announcement to ASX has been made in respect of the Relevant Date by St.George under clause 3.1(d); and

  (ii) the Conversion Number calculated under clause 3.5(a) on the Relevant Date is less than the Maximum Conversion Number.

(d) If the Test Conversion Number calculated under clause 3.5(a) on the 25th Business Day before the Relevant Date is greater than 90.91% of the Maximum Conversion Number, St.George will make an announcement to ASX between the 25th and the 20th Business Day before the Relevant Date notifying Holders that Mandatory Conversion will not proceed on the Relevant Date.

(e) The **Test Conversion Number** means the Conversion Number calculated under clause 3.5(a) using the Test Reference Period and assuming that the Relevant Date is the Mandatory Conversion Date.

(f) If St.George is required to make an announcement to ASX under clause 3.1(d) that Mandatory Conversion will not proceed on the Relevant Date, St.George may, subject to APRA giving its prior written approval, also serve an Exchange Notice in respect of all (but not some only) of CPS II on issue. This Exchange Notice will state that St.George intends to do one of the following in respect of the CPS II subject to the Exchange Notice:

(i) redeem CPS II under clause 3.13;

(ii) buy-back CPS II under the terms of the Buy-Back Agreement under clause 3.14; or

(iii) cancel CPS II under clause 3.15,

in each case for Face Value on the Relevant Date. An Exchange Notice under this clause 3.1(f) must be issued no later than 20 Business Days before that Relevant Date.

3.2 Exchange by St.George

(a) Subject to clause 3.2(b), St.George:

(i) may serve an Exchange Notice after a Tax Event or Regulatory Event;

(ii) must serve an Exchange Notice after an Acquisition Event; and

(iii) must serve an Exchange Notice in accordance with clauses 3.5(b) and 4.5(b),

in respect of all (but not some only) of CPS II on issue.

(b) Subject to clause 3.2(e), if St.George serves an Exchange Notice in respect of:

(i) a Tax Event or Regulatory Event under clause 3.2(a)(i), it must be served within five Business Days after APRA has given its written approval to the application of any of the mechanisms of Exchange in clause 3.2(c); or

(ii) an Acquisition Event under clause 3.2(a)(ii), it must be served no later than the latest to occur of:

(A) five Business Days after APRA has given its written approval to the application of any of the mechanisms of Exchange in clause 3.2(c); and

(B) six months after the occurrence of an Acquisition Event.

(c) If St.George serves an Exchange Notice under clause 3.2(a), St.George must include in that notice which, or which combination, of the following it intends to do in respect of CPS II the subject of the notice:

(i) convert CPS II into Ordinary Shares under clauses 3.4 and 3.5;

(ii) do any of the following:

(A) redeem CPS II under clause 3.13;

(B) buy-back CPS II under the terms of the Buy-Back Agreement under clause 3.14; or

(C) cancel CPS II under clause 3.15,

in each case for Face Value on the relevant Exchange Date.

(d) St.George may only elect to apply the mechanisms in clause 3.2(c) if APRA has given its prior written approval to such mechanisms being applied.

(e) St.George may only elect to apply the mechanism of Exchange in clause 3.2(c)(i) (conversion into Ordinary Shares) if the Conversion Number calculated under clause 3.5(a) on the second Business Day before the proposed date of commencement of dispatch by St.George of the relevant Exchange Notice is not greater than 90.91% of the Maximum Conversion Number. If St.George is unable to elect to apply the mechanism of Exchange in clause 3.2(c)(i) (conversion into Ordinary Shares) under this clause 3.2(e), it may elect to apply one of the mechanisms of Exchange in 3.2(c)(ii) subject to APRA giving its prior written approval.

(f) If St.George serves an Exchange Notice under clause 3.2(a), the **Exchange Date** is the 20th Business Day after (but not including) the date on which the Exchange Notice was served by St.George unless St.George determines an earlier or later Exchange Date as notified in the Exchange Notice having regard to the best interests of the Holders (collectively) and the relevant event.

(g) If required by St.George, where St.George is entitled to effect the Exchange of any CPS II under these Terms of Issue, the Holder must:

(i) vote in favour (subject to compliance with the law and to the extent the Holder is entitled to do so) or otherwise abstain from any required resolution;

(ii) provide all documentation and execute any authorisation or power necessary; and

(iii) take all other action necessary or desirable,

to effect the Exchange of those CPS II.

3.3 Exchange Notices are irrevocable

An Exchange Notice served by St.George under clause 3.1(f), 3.2(a)(i) or 3.2(a)(ii), is irrevocable, unless a new Exchange Notice is served under clause 3.5(b) or 4.5(b) at which time the original notice served under clause 3.2(a)(i) or 3.2(a)(ii) is taken to be cancelled and of no further force or effect. An Exchange Notice may include any other information that St.George considers necessary to effect the Exchange in an orderly manner. An Exchange Notice to be served under clause 3.2(a) may be combined, and served simultaneously, with an Early Transfer Notice.

3.4 Meaning of conversion

Each CPS II, on any conversion into Ordinary Shares, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on CPS II under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date and any rights to any allotment of additional Ordinary Shares issued upon conversion under clause 3.5, which will subsist); and

(b) each CPS II on conversion into Ordinary Shares will rank equally with all other Ordinary Shares then on issue and St.George will issue a statement that the holder of those shares holds a share so ranking.

The variation of the status of, and the rights attaching to, a CPS II under this clause 3.4 and any allotment of additional Ordinary Shares under clause 3.5 is, for the purposes of these Terms of Issue, together termed **conversion**. Conversion into Ordinary Shares does not constitute redemption, cancellation or buy-back of a CPS II or an issue, allotment or creation of a new share (other than any additional Ordinary Shares issued under clause 3.5).

3.5 Conversion and issue of Ordinary Shares

(a) On Mandatory Conversion or if St.George issues an Exchange Notice under clause 3.2(a)(i) or 3.2(b) and chooses conversion into Ordinary Shares as the mechanism of Exchange under clause 3.2(c)(i), then on the Exchange Date:

(i) each CPS II being converted will convert into one fully paid Ordinary Share; and

(ii) each Holder will be allotted an additional number of fully paid Ordinary Shares for each CPS II that is being converted equal to **one less than** the Conversion Number, where the **Conversion Number** means the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\text{Conversion Number} = \frac{\text{Face Value}}{\text{VWAP} \times (1 - \text{Conversion Discount})}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the **Reference Period**:

where:

Reference Period means for the purpose of calculating the Conversion Number:

(A) for the Test Conversion Number under clauses 3.1(d) and 3.1(e), the 25th Business Day on which trading in the Ordinary Shares took place before the Relevant Date (**Test Reference Period**);

(B) to determine whether St.George may elect conversion into Ordinary Shares as an Exchange mechanism in an Exchange Notice under clause 3.2(e), the second Business Day on which trading in the Ordinary Shares took place before the proposed date of commencement of dispatch by St.George of the relevant Exchange Notice; and

(C) for Mandatory Conversion under clause 3.1(a), to test the Mandatory Conversion Condition under clause 3.1(c)(ii) or for conversion into Ordinary Shares under clause 3.2(c)(i), the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Mandatory Conversion Date or the relevant Exchange Date; and

Conversion Discount (expressed as a decimal) means 0.01.

(b) In the circumstances where:

(i) conversion into Ordinary Shares is elected by St.George as a mechanism of Exchange under clause 3.2(c)(i) after a Tax Event, Regulatory Event or Acquisition Event; and

(ii) the Conversion Number calculated on the Exchange Date in respect of the relevant Exchange Notice (**Scheduled Exchange Date**) is equal to or greater than the Maximum Conversion Number,

the CPS II will not convert into Ordinary Shares on the Scheduled Exchange Date. In this circumstance, St.George must serve a new Exchange Notice which complies with clauses 3.2(c) to 3.2(f) and/or an Early Transfer Notice which complies with clause 4.3, on or before the latest to occur of:

(iii) 20 Business Days after the Scheduled Exchange Date; and

(iv) if applicable, five Business Days after APRA has given its written approval to the application of any of the mechanisms of Exchange in clause 3.2(c).

(c) The **Maximum Conversion Number** is equal to, subject to any adjustments under clauses 3.7 to 3.11, the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\text{Maximum Conversion Number} = \frac{\text{Face Value}}{0.5 \times \text{VWAP}}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the **Reference Period**:

where:

Reference Period means the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Issue Date.

(d) St.George will make an announcement to ASX to notify Holders of the Maximum Conversion Number within a reasonable period after the Issue Date.

(e) Where the total number of Ordinary Shares that a Holder is entitled to in respect of the total number of CPS II being converted at that time includes a fraction, that fraction will be disregarded.

3.6 Adjustments to VWAP

For the purposes of calculating VWAP in clause 3.5(a) where:

(a) on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and CPS II will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount **(Cum Value)** equal to in the case of:

(i) a dividend or other distribution, the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) an entitlement that is not a dividend or other distribution under clause 3.6(a)(i) and which is traded on ASX on any of those Business Days, the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) an entitlement that is not a dividend or other distribution under clause 3.6(a)(i) and which is not traded on ASX during the Reference Period, the value of the entitlement as reasonably determined by the Directors;

(b) on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and CPS II will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value; and

(c) the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

3.7 Adjustments to Maximum Conversion Number for rights issues or bonus issues

(a) Subject to clauses 3.7(b) and 3.7(c), if St.George makes a rights issue (including an issue of the kind known as a 'jumbo issue', where offers to certain institutional holders, or beneficial holders, are made in advance of offers to other holders) or bonus issue (in either case being a pro rata issue) of Ordinary Shares to Ordinary Shareholders generally, the Maximum Conversion Number will be adjusted immediately under the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement of the rights or bonus issue to ASX up to (and including) the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the rights or bonus issue);

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the rights or bonus issue;

RN means the number of Ordinary Shares issued under the rights or bonus issue; and

A means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).

(b) No adjustment to the Maximum Conversion Number will occur if **A** exceeds **P**.

(c) Clause 3.7(a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or dividend reinvestment plan.

(d) For the purposes of this clause 3.7, an issue will be regarded as a pro rata issue notwithstanding that St.George does not make offers to some or all Ordinary Shareholders with registered addresses outside Australia, provided that in so doing St.George is not in contravention of ASX Listing Rules.

3.8 Adjustments to Maximum Conversion Number for off market buy-backs

(a) Subject to clause 3.8(b), if St.George undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Maximum Conversion Number will be adjusted immediately using the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

where:

CN means the Maximum Conversion Number respectively applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the 20 Business Days before the announcement to ASX of the buy-back (or cancellation);

BD means the number of Ordinary Shares on issue immediately before the buy-back (or cancellation);

BN means the number of Ordinary Shares bought back (or cancelled); and

A means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Maximum Conversion Number will occur if P exceeds A.

3.9 Adjustments to Maximum Conversion Number for return of capital

If St.George makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares, the Maximum Conversion Number will be adjusted under the following formula:

$$CN = CNo \times \frac{P}{P - C}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital up to and including the last Business Day of trading cum the return of capital (or if there is no period of cum return of capital trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the return of capital); and

C means, with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to Ordinary Shareholders per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero).

3.10 Other adjustments to Maximum Conversion Number

Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Maximum Conversion Number shall be adjusted by the Directors as they consider appropriate (consistently with the way in which the number of Ordinary Shares the subject of an option over Ordinary Shares would have been adjusted under the ASX Listing Rules). Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

3.11 Directors' sole discretion regarding adjustments to Maximum Conversion Number

Despite the provisions of clauses 3.7 to 3.10, where:

(a) the effect of any of the adjustment provisions set out in clauses 3.7 to 3.10 is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances (including because more than one adjustment provision applies); or

(b) any other event occurs in relation to St.George that may have a dilutive or concentrative effect on the value of the Ordinary Shares,

and, in the reasonable opinion of the Directors, such occurrence would affect the relative values of CPS II and the Ordinary Shares, the Directors may (subject to APRA giving its prior written approval):

(c) make such alterations to the Face Value and the Maximum Conversion Number as they reasonably consider appropriate or necessary to maintain that relativity; or

(d) extend an entitlement to the Holders to participate in such event based upon the number of Ordinary Shares to which those Holders would have been entitled if their CPS II had been converted on a date nominated by the Directors to maintain the relativity.

3.12 Restrictions on certain conversions under the Constitution

Under sub-article 11(5) of the Constitution, a Holder's CPS II may not be converted into Ordinary Shares and no additional Ordinary Shares may be allotted or issued if in the Directors' opinion the conversion into Ordinary Shares of the CPS II held by that Holder would result in a person contravening sub-article 11(1) of the Constitution.

3.13 Redemption of CPS II

If St.George determines to redeem CPS II and gives an Exchange Notice to the Holders notifying that their CPS II are to be redeemed under clause 3.1(f)(i) or 3.2(c)(ii)(A), on the relevant Exchange Date St.George shall redeem every CPS II which St.George has elected to redeem and identified in the Exchange Notice. For each CPS II that is being redeemed, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

3.14 Buy-back of CPS II

(a) Each Holder agrees with St.George on terms as set out in the Buy-Back Agreement that, upon St.George determining to buy-back CPS II (which it is able to do at its sole option) and giving an Exchange Notice to the Holders notifying that their CPS II are to be bought back under clause 3.1(f)(ii) or 3.2(c)(ii)(B), those Holders will be deemed to have sold to St.George the CPS II which St.George has elected to buy-back and identified in the Exchange Notice on the terms of the Buy-Back Agreement.

(b) The Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

(i) St.George giving an Exchange Notice to each Holder that it has determined to buy-back the CPS II identified in the Exchange Notice; and

(ii) St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by, any applicable law or by the listing rules of any stock exchange on which CPS II are quoted.

(c) On the relevant Exchange Date, St.George shall buy-back every CPS II which St.George has elected to buy-back and identified in the Exchange Notice under the terms of the Buy-Back Agreement. For each CPS II that is being bought back, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

3.15 Cancellation of CPS II

If St.George:

(a) determines to cancel CPS II under clause 3.1(f)(iii) or 3.2(c)(ii)(C);

(b) obtains all consents (if any) to the cancellation of CPS II which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by, any applicable law or by the listing rules of any stock exchange on which CPS II are quoted; and

(c) gives an Exchange Notice to the Holders notifying that their CPS II are to be cancelled,

on the relevant Exchange Date, St.George shall cancel every CPS II which St.George has elected to cancel and identified in the Exchange Notice. For each CPS II that is being cancelled, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

4 Transfer

4.1 Election by St.George

(a) St.George may elect that all (but not some only) CPS II on issue be acquired from Holders by one or more Third Party Purchasers on a Relevant Date or an Exchange Date for cash equal to the Face Value of each CPS II acquired by the Third Party Purchaser.

(b) A **Third Party Purchaser** means any third party nominated by St.George to acquire CPS II from Holders under a Transfer Notice or Early Transfer Notice provided the third party:

(i) is not a St.George Entity (unless APRA otherwise gives its prior written approval); and

(ii) has a long-term counterparty credit rating from Standard & Poor's, a division of The McGraw Hill Companies (or any successor entity) and a long-term senior issuer rating from Moody's Investors Service Inc. (or any successor entity) of not less than 'A-' and 'A1' respectively.

(c) Where:

(i) acquisition from Holders of all (but not some only) CPS II on issue by one or more Third Party Purchasers; and

(ii) conversion of all CPS II on issue into Ordinary Shares,

is to occur on the same day, acquisition by the Third Party Purchaser will occur before the conversion into Ordinary Shares.

4.2 Transfer Notice

No less than 30 Business Days, and no more than 60 Business Days before a Relevant Date under clause 3.1(b), St.George may serve a notice (**Transfer Notice**) specifying that all CPS II on issue will be acquired from Holders by a Third Party Purchaser on the Relevant Date. The acquisition of CPS II from Holders by the Third Party Purchaser will occur on the Relevant Date for cash equal to the Face Value of each CPS II acquired by the Third Party Purchaser.

4.3 Early Transfer Notice

(a) Following the occurrence of a Tax Event, Regulatory Event or Acquisition Event, St.George may serve a notice (**Early Transfer Notice**) specifying that all (but not some only) CPS II on issue will be acquired by a Third Party Purchaser.

(b) Any Early Transfer Notice must be served no later than when an Exchange Notice is required to be served under clause 3.2(b) in respect of such event or under clause 3.5(b) or 4.5(b). Such acquisition of CPS II from Holders by the Third Party Purchaser will occur on the Exchange Date specified in the Early Transfer Notice which will be a date determined

under clause 3.2(f) as if references to Exchange Notice were references to Early Transfer Notice.

(c) The acquisition of CPS II from Holders by the Third Party Purchaser will occur on the Exchange Date for cash equal to the Face Value of each CPS II acquired by the Third Party Purchaser.

(d) An Early Transfer Notice may be combined, and served simultaneously, with an Exchange Notice to be served under clause 3.2(a).

4.4 Restriction on issuing a Transfer Notice or Early Transfer Notice

St.George must not issue a Transfer Notice or an Early Transfer Notice if it believes in good faith that there is a more than insubstantial risk that the Third Party Purchaser will be unable (or will otherwise not be required) to fulfil its obligations under the Transfer Notice or Early Transfer Notice as applicable or that the transfer to the Third Party Purchaser would otherwise not occur.

4.5 Failure of Third Party Purchaser to fulfil obligations

(a) If, following the issue of a Transfer Notice, the Third Party Purchaser fails (or is otherwise not required) to fulfil its obligations under the Transfer Notice, then:

(i) the transfer to the Third Party Purchaser will not occur and Holders will continue to hold the CPS II; and

(ii) any conversion into Ordinary Shares scheduled to occur will not occur on the Relevant Date which is specified in the Transfer Notice but will, subject to clause 4.2 and this clause 4.5(a), occur on the next Relevant Date on which both Mandatory Conversion Conditions are satisfied under clause 3.1.

(b) If, following the service of an Early Transfer Notice, the Third Party Purchaser fails (or is otherwise not required) to fulfil its obligations under the Early Transfer Notice, then:

(i) the transfer to the Third Party Purchaser will not occur and Holders will continue to hold the CPS II; and

(ii) any conversion into Ordinary Shares scheduled to occur will not occur on the Exchange Date which is specified in the Early Transfer Notice (**Scheduled Exchange Date**); and

(iii) St.George must serve a new Exchange Notice which complies with clauses 3.2(c) to 3.2(f) and/or an Early Transfer Notice which complies with clause 4.3, on or before the latest to occur of:

(A) 20 Business Days after the Scheduled Exchange Date; and

(B) if applicable, five Business Days after APRA has given its written approval to the application of any of the mechanisms of Exchange in clause 3.2(c).

4.6 Transfer notices binding

A Transfer Notice or Early Transfer Notice given under this clause 4 shall bind Holders in accordance with its terms. Each Holder irrevocably appoints each of St.George and its officers severally to be the attorney of the Holder with power in the name and on behalf of the Holder to sign all documents and transfers and do any other things as may in the attorney's opinion be necessary or desirable to be done in order to give effect to a transfer under this clause 4.

5 General rights attaching to CPS II

5.1 Ranking

CPS II rank equally among themselves and are unsecured and subordinated to all depositors and creditors of St.George. CPS II are not deposit liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation.

CPS II rank equally with all other Equal Ranking Capital Securities in respect of the payment of Dividends which have been declared and in respect of the payment of dividends or other distributions which have been declared or are payable on all other Equal Ranking Capital Securities. CPS II rank equally with Equal Ranking Capital Securities in respect of a redemption of, return of capital on, cancellation of or acquisition of CPS II and payment of declared but unpaid Dividends on a winding up of St.George.

St.George reserves the right to issue further CPS II, or other preference shares (whether redeemable or not) or Capital Securities which rank ahead of, equally with or behind CPS II, whether in respect of dividends (whether cumulative or not), return of capital on a winding up of St.George or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing CPS II.

5.2 Preferential dividend

Before any conversion into Ordinary Shares, CPS II rank ahead of Junior Ranking Capital Securities for the payment of dividends.

5.3 No set off

Any amount due to a Holder in respect of CPS II may not be set off against any claims by St.George on the Holder.

5.4 Return of capital

Before any conversion into Ordinary Shares, if there is a return of capital on a winding up of St.George, Holders will be entitled to receive out of the assets of St.George available for distribution to holders of shares, in respect of each CPS II held, a cash payment (**Liquidation Sum**) equal to the sum of:

(a) the amount of any Dividend declared but unpaid; and

(b) the Face Value,

before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind CPS II.

CPS II do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

A winding up of St.George is the only form of default which could occur in respect of CPS II which would give rise to an obligation on St.George to pay the Liquidation Sum, and does not affect the subordination of the CPS II as set out in clause 5.1.

5.5 Shortfall on winding up of St.George

If, upon a return of capital on a winding up of St.George, there are insufficient funds to pay in full the amounts referred to in clause 5.4 and the amounts payable in respect of any other shares in St.George ranking as to such distribution equally with CPS II on a winding up of St.George, Holders and the holders of any such other shares will share in any distribution of assets of St.George in proportion to the amounts to which they respectively are entitled.

5.6 No participation in surplus assets

CPS II do not confer on their Holders any further right to participate in the surplus assets of St.George on a winding up of St.George beyond payment of the Liquidation Sum.

5.7 Participation in new issues

Until CPS II are converted, they will confer no rights to subscribe for new securities in St.George or to participate in any bonus issues of securities in St.George, unless (and then only to the extent) the Directors determine otherwise under clause 3.11.

6 Voting rights

Holders have the same rights as holders of Ordinary Shares to receive accounts, reports and notices of general meetings of St.George and to attend any general meeting of St.George. Holders will not, however, be entitled to speak or vote at any general meeting of St.George except in each of the following circumstances:

(a) on a proposal:

- (i) to reduce the share capital of St.George;
- (ii) that affects rights attached to CPS II;
- (iii) to wind up St.George; or
- (iv) for the disposal of the whole of the property, business and undertaking of St.George;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend has been declared but has not been paid within 20 Business Days after the relevant Dividend Payment Date;

(d) during the winding up of St.George; or

(e) in any other circumstances in which the ASX Listing Rules require the Holders to be entitled to vote.

In each case, Holders shall have the same right to vote as Ordinary Shareholders (as if immediately before the meeting CPS II had converted into the number of Ordinary Shares provided for in clauses 3.4 and 3.5(a) as limited by the Maximum Conversion Number (if applicable) and as if the record date is the deadline for receipt of instruments of proxy under Article 68 of the Constitution for the relevant meeting and the Reference Period is the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including that record date).

7 Quotation

St.George must use all reasonable endeavours to furnish all such documents as are reasonably necessary to apply, at its own expense, for quotation of CPS II on ASX and of all converted CPS II and additional Ordinary Shares issued under clause 3.5(a) on each of the stock exchanges on which the other Ordinary Shares are quoted on the date of conversion into Ordinary Shares.

8 Amendments to these Terms of Issue

Subject to complying with all applicable laws and with APRA giving its prior written approval, St.George may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of St.George:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) made to comply with any law, the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which St.George proposes from time to time to seek quotation of CPS II;

(d) convenient for the purposes of obtaining or maintaining the quotation of CPS II; or

(e) effected under clause 3.6(c), 3.10 or 3.11,

and is not likely (taken as a whole and in conjunction with all other modifications (if any) to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

9 Governing law

The Terms of Issue are governed by the laws of New South Wales, Australia.

10 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, and the Constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of St.George under these Terms of Issue that are not, by the Corporations Act or by the Constitution, required to be exercised by St.George in general meeting.

(c) A reference to $, dollars or cents in these Terms of Issue is a reference to Australian currency. A reference to time in these Terms of Issue is a reference to Sydney, New South Wales, Australia time.

(d) Notices may be given by St.George to a Holder in the manner prescribed by the Constitution for the giving of notices to members of St.George and the relevant provisions of the Constitution apply with all necessary modification to notices to Holders.

(e) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

(f) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(g) Calculations, elections and determinations made by St.George under these Terms of Issue are binding on Holders in the absence of manifest error.

(h) Definitions and interpretation under the Constitution will also apply to these Terms of Issue subject to clause 10(a).

(i) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to St.George only if St.George is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

(j) The terms 'takeover bid', 'relevant interest' and 'arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

(k) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(l) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day for that event will be taken to be the next Business Day.

(m) Any provisions in these Terms of Issue requiring the prior written approval by APRA for a particular course of action to be taken by St.George do not imply that APRA has given its consent or approval to the particular action as of the Issue Date.

(n) The following boldened words and expressions shall have the following meanings:

Acquisition Event
occurs when:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and:

   (i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

   (ii) the Directors issue a statement recommending acceptance of the offer; or

(b) the Directors issue a statement recommending a scheme of arrangement which, when implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

APRA
means the Australian Prudential Regulation Authority or any authority succeeding to its powers and functions.

ASX
means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules
means the listing rules of ASX from time to time with any modifications or waivers in their application to St.George, which ASX may grant.

ASX Market Rules
means the operating rules of ASX from time to time.

Bank Bill Swap Rate
(expressed as a percentage per annum) means, for each Dividend Period, the rate calculated as the average mid rate for bills of a term of 90 days which average rate is displayed on the Reuters page BBSW (or any page which replaces that page) on the first Business Day of the Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am on that date, the rate specified in good faith by St.George at or around that time on that date having regard, to the extent possible, to:

(a) the rate otherwise bid and offered for bills of that term or for funds of that tenor displayed on that Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time.

Bookbuild
means the process conducted by St.George or its agents before the opening of the Offer whereby certain institutional investors and brokers lodge bids for CPS II and, on the basis of those bids, St.George determines the Margin and announces its determination on ASX before the opening of the Offer.

Business Day
means a business day as defined in the ASX Listing Rules.

Buy-Back Agreement
means an agreement under which St.George buys back CPS II in the form contained in the schedule to these Terms of Issue.

Capital Securities
means shares or any equity, hybrid or subordinated debt capital securities (whether comprised of one or more instruments) issued by St.George or a member of the Group.

Capital Security
has the corresponding meaning.

Constitution
means the constitution of St.George as amended from time to time.

Conversion Discount
has the meaning given in clause 3.5(a)(ii).

Conversion Number
has the meaning given in clause 3.5(a)(ii).

Corporations Act
means the *Corporations Act 2001* (Cth).

CPS
means the $325 million non-cumulative unsecured converting preference shares issued by St.George on 19 December 2006.

CPS II
has the meaning given in clause 1.1.

Cum Value
has the meaning given in clause 3.6(a).

Directors
means some or all of the directors of St.George.

Distributable Profits
means the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.

Dividend
has the meaning given in clause 2.1 as adjusted by clause 2.2.

Dividend Payment Date
means 20 February 2008 and after that, each 20 May, 20 August, 20 November and 20 February, until CPS II are Exchanged, in which case the Exchange Date will constitute a Dividend Payment Date, whether or not a Dividend is, or is able to be, paid on that date.

Dividend Period
means the period from (and including) either the Issue Date or the preceding Dividend Payment Date (whichever is the later) to (but not including) the relevant Dividend Payment Date.

Dividend Rate
has the meaning given in clause 2.1.

Early Transfer Notice
has the meaning given in clause 4.3.

Equal Ranking Capital Security
means in the case of:

(a) a dividend or distribution in respect of the Capital Security, a Capital Security (including CPS, SPS and SAINTS) which ranks for payment of the dividend or distribution equally with CPS II; and

(b) a redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including CPS, SPS and SAINTS) which ranks equally with CPS II for a return of capital if St.George is wound up.

Exchange
means conversion of CPS II into Ordinary Shares under clause 3.5(a), or the redemption, buy-back or cancellation of CPS II for a cash amount equivalent to their Face Value, as determined by St.George under clause 3.1(f) or 3.2(c).

Exchanged
has the corresponding meaning.

Exchange Date
means in the case of:

(a) Mandatory Conversion, the Mandatory Conversion Date;

(b) an Exchange Notice under clause 3.2(a) or 3.2(b), the meaning given in clause 3.2(f); or

(c) an Exchange Notice given under clause 3.1(f), the Relevant Date next occurring following the issue of the Exchange Notice.

Exchange Notice
means a notice given by St.George to a Holder under clause 3.1(f), 3.2(a) or 3.2(b).

Face Value
has the meaning given in clause 1.2.

Franking Rate
has the meaning given in clause 2.2(b).

Group
means St.George and its controlled entities (on a Level 2 basis).

Holder
means a person whose name is for the time being registered in the Register as the holder of a CPS II.

Issue Date
means the date on which CPS II are issued, which is expected to be on or about 28 December 2007.

Junior Ranking Capital Security
means in the case of:

(a) a dividend or distribution in respect of the Capital Security, a Capital Security (including Ordinary Shares) which ranks for payment of the dividend or distribution behind CPS II; and

(b) a redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including Ordinary Shares) which ranks behind CPS II for a return of capital if St.George is wound up.

Level 1 and **Level 2**
means those terms as defined by APRA from time to time.

Level 1 Distributable Profits
means, in relation to a Dividend Payment Date, an amount calculated using the following formula:

Level 1 Distributable Profits = **A** - **B**

where:

A is the profits after tax of St.George (on a Level 1 basis) calculated before any dividend or interest payments on Capital Securities which are included in St.George's Upper Tier 2 Capital or Tier 1 Capital (on a Level 1 basis) (as disclosed in the latest publicly available financial results for St.George) for the immediately preceding Reporting Year; and

B is the aggregate amount of dividends or interest paid or payable by St.George on those of its Capital Securities which are included in its Upper Tier 2 Capital or Tier 1 Capital (on a Level 1 basis) (but not including dividends or interest paid or payable to a member of the Group by another member of the Group) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

Level 2 Distributable Profits
means, in relation to a Dividend Payment Date, an amount calculated using the following formula:

Level 2 Distributable Profits = **A** - **B**

where:

A is the profits after tax of the Group (on a Level 2 basis) calculated before any dividend or interest payments on Capital Securities which are included in the Group's Upper Tier 2 Capital or Tier 1 Capital (on a Level 2 basis) (as disclosed in the latest publicly available financial results for the Group) for the immediately preceding Reporting Year; and

B is the aggregate amount of dividends or interest paid or payable by a member of the Group on those of its Capital Securities which are included in its Upper Tier 2 Capital or Tier 1 Capital (on a Level 2 basis) (but not including dividends or interest paid or payable to a member of the Group by another member of the Group) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

Liquidation Sum
has the meaning given in clause 5.4.

Mandatory Conversion
means the mandatory conversion of CPS II into Ordinary Shares on the Mandatory Conversion Date under clause 3.1.

Mandatory Conversion Conditions
has the meaning given in clause 3.1(c).

Mandatory Conversion Date
has the meaning given in clause 3.1(b) and where the context requires, means a Relevant Date.

Margin
has the meaning given in clause 2.1.

Maximum Conversion Number
has the meaning given in clause 3.5(c).

Offer
means the invitation made under the Prospectus issued by St.George for persons to subscribe for CPS II.

Optional Dividend
has the meaning given in clause 2.9(d).

Ordinary Share
means an ordinary share in the capital of St.George.

Ordinary Shareholder
means a person whose name is for the time being registered as the holder of an Ordinary Share.

Prospectus
means the prospectus for the Offer including these Terms of Issue.

Record Date
means, for a payment of:

(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend, or such other date as may be required by ASX; and

(b) an Optional Dividend, the date before its payment that is determined by St.George, or such other date as may be required by ASX.

Reference Period
has the meanings given in clauses 3.5(a) and 3.5(c), as applicable.

Register
means the register of CPS II maintained by St.George or its agent and includes any sub-register established and maintained under the Clearing House Electronic Sub-register System operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Regulatory Event
means:

(a) the receipt by St.George of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after the Issue Date, additional requirements would be imposed on St.George which the Directors determine at their sole discretion, to be unacceptable; or

(b) the determination by the Directors that St.George is not or will not be entitled to treat all CPS II as eligible Tier 1 Capital.

Relevant Date
has the meaning given in clause 3.1(b).

Reporting Year
means, for a Dividend Payment Date, the 12 month period ended 30 September or 31 March last preceding the Dividend Payment Date, or such other period approved by APRA in circumstances where St.George has changed its reporting period for its financial results.

SAINTS
means the $350 million non-cumulative unsecured redeemable and convertible preference shares issued by St.George on 13 August 2004.

Special Resolution
means a resolution passed at a separate meeting of Holders by at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

SPS
means the $150 million non-cumulative unsecured preference shares issued by St.George on 20 June 2006.

St.George
means St.George Bank Limited (ABN 92 055 513 070).

St.George Entity
means an entity St.George controls under section 50AA of the Corporations Act.

Tax Act
means:

(a) the *Income Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth) as the case may be, as amended, and a reference to any section of the *Income Tax Assessment Act 1936* (Cth) includes a reference to that section as rewritten in the *Income Tax Assessment Act 1997* (Cth); and

(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

Tax Event
means the receipt by St.George of an opinion from a reputable legal counsel or tax adviser in Australia, experienced in such matters, to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, public or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (**Administrative Action**); or

(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is issued or effective or such pronouncement or decision is announced on or after the Issue Date, there is more than an insubstantial risk that:

(d) St.George would be exposed to more than a de minimis increase in its costs in relation to CPS II as a result of increased taxes, duties or other governmental charges or civil liabilities; or

(e) CPS II will not be treated as equity interests for taxation purposes or imputation benefits will be denied to Holders or franking debits will be posted to St.George's franking account as a result of the CPS II being on issue or the Ordinary Shares being on issue following any conversion of CPS II into Ordinary Shares.

Tax Rate
has the meaning given in clause 2.1.

Terms of Issue
means these terms of issue for CPS II, which includes the schedule to these terms of issue.

Test Conversion Number
has the meaning given in clause 3.1(e).

Test Reference Period
has the meaning given in clause 3.5(a)(ii)(A).

Tier 1 Capital
means the tier 1 capital of St.George or the Group as defined by APRA.

Tier 1 Capital Ratio
means at any time the ratio so prescribed by APRA.

Total Capital Ratio
means at any time the ratio so prescribed by APRA.

Transfer Notice
has the meaning given in clause 4.2.

Upper Tier 2 Capital
means the upper tier 2 capital of St.George or the Group as defined by APRA.

VWAP
means, subject to any adjustments under clause 3.6, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any 'crossing' transacted outside the 'Open Session State' or any 'special crossing' transacted at any time, each as defined in the ASX Market Rules, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

Schedule

Buy-Back Agreement

1 Agreement

(a) This agreement is entered into between St.George and Holders and shall come into force and effect upon the happening of the last to occur of St.George:

(i) giving an Exchange Notice to each of the Holders that it has determined to buy-back the CPS II identified in the Exchange Notice; and

(ii) obtaining all consents (if any) to the Buy-Back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by, any applicable law or by the listing rules of any stock exchange on which the CPS II are quoted.

(b) The terms and conditions set out in this agreement are of no force and effect unless and until the agreement has become effective under clause 1(a).

2 Buy-Back

Each Seller agrees to sell to the Buyer the Buy-Back Shares on the terms set out in this agreement.

3 Consideration

The Buyer will pay to each Seller in respect of each Buy-Back Share an amount equal to the Face Value of each Buy-Back Share (namely, $100).

4 Completion

The Buy-Back will be effected on the date specified in the Exchange Notice as the date for completion of the Buy-Back, which will be determined under the Terms of Issue, by the Buyer paying the amount determined under clause 3 to the Seller and the Seller delivering to the Buyer a duly executed transfer of the Buy-Back Shares.

5 Appointment of attorney

By virtue of its holding of the Buy-Back Shares, each Seller irrevocably appoints any director or officer or duly authorised attorney of St.George (each an **Attorney**) as the true and lawful attorney of the Seller to execute a transfer to the Buyer in registrable form of the Buy-Back Shares (or such other document by which title to the Buy-Back Shares may be vested in the Buyer) and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to the Buyer of the Buy-Back Shares, and agrees that in exercising this power of attorney, St.George or any Attorney shall be entitled to act in the interests of St.George (or a nominee) as the Buyer of the Buy-Back Shares.

6 Definitions and interpretation

All words and expressions used in this agreement which are defined in the Terms of Issue have the same meaning in this agreement.

Buy-Back means, in relation to the CPS II, the purchase of the CPS II from the Holder for the time being by the Buyer under this agreement.

Buy-Back Shares means the CPS II referred to in the Exchange Notice which are the subject of the Buy-Back under this agreement.

Buyer means St.George or any permitted transferee of the Buy-Back Shares nominated by St.George to be the purchaser of the Buy-Back Shares.

Seller means each Holder from time to time to whom St.George gives an Exchange Notice which indicates that CPS II are to be bought back by St.George.

Application Forms

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St.George Bank Limited (ABN 92 055 513 070)
OFFER CLOSES 10.00am (Sydney time) on 27 December 2007

Adviser code

CPS II Offer – Broker Firm Application Form

This Application Form is for St.George Converting Preference Shares II (CPS II) to be issued under the Prospectus dated 27 November 2007. The Prospectus expires on 19 December 2008. If you have any questions as to how to deal with the Prospectus or this Application Form, please consult your Co-Manager, Participating Broker or other professional adviser. The Prospectus contains information relevant to a decision whether to invest in CPS II and you should read the entire Prospectus carefully before deciding whether to apply for CPS II.

Any supplementary or replacement prospectus that St.George issues will be accessible by the same means as the Prospectus. Under the Corporations Act, CPS II may only be issued if the issuer has reasonable grounds to believe that the Application Form was included in or accompanied by the Prospectus. You may apply for CPS II on this Application Form if you are an Australian resident retail client of a Co-Manager or Participating Broker. There is a separate Securityholder Offer available to Ordinary Shareholders or a holder of CPS, SPS and SAINTS. Eligible Securityholders may apply for CPS II on the Securityholder Application Form. There is no general public offer of CPS II.

Capitalised words and expressions used in this Application Form have the meanings given to them in the Prospectus.

A **Number of CPS II applied for (minimum of 50 CPS II)**

Issue price per CPS II **at A$100**

B **I/We lodge full Application Payment of**

A$.

C **Individual/joint Applications - refer to naming standards overleaf for correct forms of registrable title(s)**

Title or company name | Given name(s) | Surname

Joint Applicant 2 or account designation

Joint Applicant 3 or account designation

D **Postal address - include state and postcode**

Unit | Street number | Street name or PO Box/other information

City/suburb/town | State | Postcode

E **Contact details**

Contact name

Telephone number - business hours/after hours

( )

F **CHESS participants**

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your Application Form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any CPS II issued as a result of the Offer under the Prospectus will be held on the St.George issuer sponsored subregister.

THE BROKER FIRM OFFER IS EXPECTED TO CLOSE AT 10.00AM ON 27 DECEMBER 2007.

PLEASE RETURN YOUR APPLICATION FORM AND APPLICATION PAYMENT TO, AND IN ACCORDANCE WITH THE INSTRUCTIONS OF, THE CO-MANAGER OR PARTICIPATING BROKER WHO OFFERED YOU AN ALLOCATION.

See overleaf for completion guidelines.

I/we declare that by lodging this Application Form, I/we represent and warrant that:

- I/we have received the Prospectus and that this Application Form was attached to or accompanied by that Prospectus;
- I/we have read and understood the Prospectus to which this Application Form relates and agree to be bound by the Constitution, the Terms of Issue and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus);
- I/we represent and warrant that by lodging this Application Form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application; and
- I/we hereby apply for such number of CPS II as may be Allocated to me/us in accordance with the Prospectus and accordingly agree to take such number of CPS II equal to or less than the number of CPS II indicated in box **A** (which may be less than 50 CPS II).

I/We hereby authorise St.George to complete and execute any documents necessary, or do such other things as may be required, to effect the allotment of any CPS II.

By lodging this Application Form, I/we declare that this Application Form is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate.

I/We acknowledge that I/we am/are resident(s) of, and located in, Australia. I/We declare that I/we am/are not acting for the account or benefit of any person in the US or a US Person or any other foreign person and will not offer, sell or resell CPS II in the US or to, or for the account or benefit of, any US Person.

If I/we am/are acting in a nominee, trustee or custodial capacity in completing this Application Form, I/we confirm all the representations, warranties, acknowledgements and authorisations which are required to be given in the Prospectus and this Application Form are given on behalf of the beneficial holders.

Important notice
The Corporations Act prohibits any person from passing on to another person an Application Form in relation to the Offer, unless the Application Form is attached to, or accompanies, a complete and unaltered copy of the Prospectus. A person who gives another person access to the Application Form must at the same time, and by the same means, give the other person access to the Prospectus and any supplementary or replacement prospectus. The Prospectus, any supplementary or replacement prospectus and the Application Form is available online at **www.stgeorge.com.au/cps2offer**. You may also request a paper copy of the Prospectus, any supplementary or replacement prospectus and the Application Form by contacting the **St.George InfoLine on 1800 804 457** or at **www.stgeorge.com.au/cps2offer**. Applications will only be accepted if made on an Application Form that is attached to or accompanies the Prospectus.

Lodgement of Application Form and Application Payment
You should contact the Co-Manager or Participating Broker who offered you an Allocation (NOT the Registry) for instructions on submitting your Application Form and Application Payment. Application Forms and Application Payments need to be submitted in sufficient time to enable your Co-Manager or Participating Broker to arrange settlement on your behalf by the Settlement Date, expected to be 27 December 2007.

Your Co-Manager or Participating Broker will act as your agent in providing your Application Form and Application Payment to St.George.

Privacy statement
Please refer to Section 3.4 of the Prospectus for details about the collection, holding and use of your personal information. If you do not provide the information required on this Application Form, St.George may not be able to accept or process your Application.

Correct forms of registrable title(s)
Note that ONLY legal entities are allowed to hold CPS II. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

If you have any enquiries concerning your Application, please contact your Co-Manager or Participating Broker. Information is also available about the Offer at www.stgeorge.com.au/cps2offer, or by calling the St.George InfoLine on 1800 804 457.

How to complete this Application Form

A Number of CPS II applied for
Enter the number of CPS II you wish to apply for. The Application must be for a minimum of 50 CPS II (A$5,000). Applications for greater than 50 CPS II must be for multiples of 10 CPS II (A$1,000).

B Application Payment
Enter the amount of Application Payment. To calculate the amount, multiply the number of CPS II applied for by the issue price (A$100) per CPS II. The minimum Application amount is A$5,000.

C Applicant name(s)
Enter the full name you wish to appear on your Holding Statement. This must be either your own name or the name of a company or other type of Holder as per the table below. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable title(s). Applications using the wrong form of names may be rejected. CHESS participants should complete their name identically to that presently registered in CHESS.

D Postal address
Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact details
Enter your contact details. These may be used to communicate other matters to you, subject to St.George's privacy policy, which is contained in Section 3.4 of the Prospectus. These are not compulsory but will assist us if we need to contact you about your Application.

F CHESS participants
St.George will apply to ASX to participate in CHESS, and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Together, the two subregisters will make up St.George's principal register of securities. St.George will not be issuing certificates to Applicants in respect of CPS II allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold CPS II Allocated to you under this Application on the CHESS subregister, enter your CHESS HIN. Otherwise, leave this section blank and on Allocation, you will be sponsored by St.George and allocated a Securityholder Reference Number (SRN).

NO SIGNATURE IS REQUIRED.

Type of investor	Correct form of registration	Incorrect form of registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	JA Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trust - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased estate - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr Michael Smith <Est Peter Smith A/C>	Peter Smith
Partnership - Use partners' personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Club/unincorporated body/business name - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation fund - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

St.George Bank Limited (ABN 92 055 513 070)
OFFER CLOSES 10.00am (Sydney time)
on 27 December 2007

Adviser code

CPS II Offer - Broker Firm Application Form

This Application Form is for St.George Converting Preference Shares II (CPS II) to be issued under the Prospectus dated 27 November 2007. The Prospectus expires on 19 December 2008. If you have any questions as to how to deal with the Prospectus or this Application Form, please consult your Co-Manager, Participating Broker or other professional adviser. The Prospectus contains information relevant to a decision whether to invest in CPS II and you should read the entire Prospectus carefully before deciding whether to apply for CPS II.

Any supplementary or replacement prospectus that St.George issues will be accessible by the same means as the Prospectus. Under the Corporations Act, CPS II may only be issued if the issuer has reasonable grounds to believe that the Application Form was included in or accompanied by the Prospectus. You may apply for CPS II on this Application Form if you are an Australian resident retail client of a Co-Manager or Participating Broker. There is a separate Securityholder Offer available to Ordinary Shareholders or a holder of CPS, SPS and SAINTS. Eligible Securityholders may apply for CPS II on the Securityholder Application Form. There is no general public offer of CPS II.

Capitalised words and expressions used in this Application Form have the meanings given to them in the Prospectus.

A **Number of CPS II applied for (minimum of 50 CPS II)**

Issue price per CPS II **at A$100**

B **I/We lodge full Application Payment of**

A$.

C **Individual/joint Applications - refer to naming standards overleaf for correct forms of registrable title(s)**

Title or company name | Given name(s) | Surname

Joint Applicant 2 or account designation

Joint Applicant 3 or account designation

D **Postal address - include state and postcode**

Unit | Street number | Street name or PO Box/other information

City/suburb/town | State | Postcode

E **Contact details**

Contact name

Telephone number - business hours/after hours

( )

F **CHESS participants**

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your Application Form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any CPS II issued as a result of the Offer under the Prospectus will be held on the St.George issuer sponsored subregister.

THE BROKER FIRM OFFER IS EXPECTED TO CLOSE AT 10.00AM ON 27 DECEMBER 2007.

PLEASE RETURN YOUR APPLICATION FORM AND APPLICATION PAYMENT TO, AND IN ACCORDANCE WITH THE INSTRUCTIONS OF, THE CO-MANAGER OR PARTICIPATING BROKER WHO OFFERED YOU AN ALLOCATION.

See overleaf for completion guidelines.

I/We declare that by lodging this Application Form, I/we represent and warrant that:

- I/we have received the Prospectus and that this Application Form was attached to or accompanied by that Prospectus;
- I/we have read and understood the Prospectus to which this Application Form relates and agree to be bound by the Constitution, the Terms of Issue and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus);
- I/we represent and warrant that by lodging this Application Form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application; and
- I/we hereby apply for such number of CPS II as may be Allocated to me/us in accordance with the Prospectus and accordingly agree to take such number of CPS II equal to or less than the number of CPS II indicated in box **A** (which may be less than 50 CPS II).

I/We hereby authorise St.George to complete and execute any documents necessary, or do such other things as may be required, to effect the allotment of any CPS II.

By lodging this Application Form, I/we declare that this Application Form is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate.

I/We acknowledge that I/we am/are resident(s) of, and located in, Australia. I/We declare that I/we am/are not acting for the account or benefit of any person in the US or a US Person or any other foreign person and will not offer, sell or resell CPS II in the US or to, or for the account or benefit of, any US Person.

If I/we am/are acting in a nominee, trustee or custodial capacity in completing this Application Form, I/we confirm all the representations, warranties, acknowledgements and authorisations which are required to be given in the Prospectus and this Application Form are given on behalf of the beneficial holders.

Important notice
The Corporations Act prohibits any person from passing on to another person an Application Form in relation to the Offer, unless the Application Form is attached to, or accompanies, a complete and unaltered copy of the Prospectus. A person who gives another person access to the Application Form must at the same time, and by the same means, give the other person access to the Prospectus and any supplementary or replacement prospectus. The Prospectus, any supplementary or replacement prospectus and the Application Form is available online at **www.stgeorge.com.au/cps2offer**. You may also request a paper copy of the Prospectus, any supplementary or replacement prospectus and the Application Form by contacting the **St.George InfoLine on 1800 804 457** or at **www.stgeorge.com.au/cps2offer**. Applications will only be accepted if made on an Application Form that is attached to or accompanies the Prospectus.

Lodgement of Application Form and Application Payment
You should contact the Co-Manager or Participating Broker who offered you an Allocation (NOT the Registry) for instructions on submitting your Application Form and Application Payment. Application Forms and Application Payments need to be submitted in sufficient time to enable your Co-Manager or Participating Broker to arrange settlement on your behalf by the Settlement Date, expected to be 27 December 2007.

Your Co-Manager or Participating Broker will act as your agent in providing your Application Form and Application Payment to St.George.

Privacy statement
Please refer to Section 3.4 of the Prospectus for details about the collection, holding and use of your personal information. If you do not provide the information required on this Application Form, St.George may not be able to accept or process your Application.

Correct forms of registrable title(s)
Note that ONLY legal entities are allowed to hold CPS II. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

If you have any enquiries concerning your Application, please contact your Co-Manager or Participating Broker. Information is also available about the Offer at www.stgeorge.com.au/cps2offer, or by calling the St.George InfoLine on 1800 804 457.

How to complete this Application Form

A Number of CPS II applied for
Enter the number of CPS II you wish to apply for. The Application must be for a minimum of 50 CPS II (A$5,000). Applications for greater than 50 CPS II must be for multiples of 10 CPS II (A$1,000).

B Application Payment
Enter the amount of Application Payment. To calculate the amount, multiply the number of CPS II applied for by the issue price (A$100) per CPS II. The minimum Application amount is A$5,000.

C Applicant name(s)
Enter the full name you wish to appear on your Holding Statement. This must be either your own name or the name of a company or other type of Holder as per the table below. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable title(s). Applications using the wrong form of names may be rejected. CHESS participants should complete their name identically to that presently registered in CHESS.

D Postal address
Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact details
Enter your contact details. These may be used to communicate other matters to you, subject to St.George's privacy policy, which is contained in Section 3.4 of the Prospectus. These are not compulsory but will assist us if we need to contact you about your Application.

F CHESS participants
St.George will apply to ASX to participate in CHESS, and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Together, the two subregisters will make up St.George's principal register of securities. St.George will not be issuing certificates to Applicants in respect of CPS II allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold CPS II Allocated to you under this Application on the CHESS subregister, enter your CHESS HIN. Otherwise, leave this section blank and on Allocation, you will be sponsored by St.George and allocated a Securityholder Reference Number (SRN).

NO SIGNATURE IS REQUIRED.

Type of investor	Correct form of registration	Incorrect form of registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	JA Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trust - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased estate - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr Michael Smith <Est Peter Smith A/C>	Peter Smith
Partnership - Use partners' personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Club/unincorporated body/business name - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation fund - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

St.George Bank Limited (ABN 92 055 513 070)
OFFER CLOSES 10.00am (Sydney time)
on 27 December 2007

Adviser code

CPS II Offer - Broker Firm Application Form

This Application Form is for St.George Converting Preference Shares II (CPS II) to be issued under the Prospectus dated 27 November 2007. The Prospectus expires on 19 December 2008. If you have any questions as to how to deal with the Prospectus or this Application Form, please consult your Co-Manager, Participating Broker or other professional adviser. The Prospectus contains information relevant to a decision whether to invest in CPS II and you should read the entire Prospectus carefully before deciding whether to apply for CPS II.

Any supplementary or replacement prospectus that St.George issues will be accessible by the same means as the Prospectus. Under the Corporations Act, CPS II may only be issued if the issuer has reasonable grounds to believe that the Application Form was included in or accompanied by the Prospectus. You may apply for CPS II on this Application Form if you are an Australian resident retail client of a Co-Manager or Participating Broker. There is a separate Securityholder Offer available to Ordinary Shareholders or a holder of CPS, SPS and SAINTS. Eligible Securityholders may apply for CPS II on the Securityholder Application Form. There is no general public offer of CPS II.

Capitalised words and expressions used in this Application Form have the meanings given to them in the Prospectus.

A **Number of CPS II applied for (minimum of 50 CPS II)**

Issue price per CPS II **at A$100**

B **I/We lodge full Application Payment of**

A$.

C **Individual/joint Applications - refer to naming standards overleaf for correct forms of registrable title(s)**

Title or company name | Given name(s) | Surname

Joint Applicant 2 or account designation

Joint Applicant 3 or account designation

D **Postal address - include state and postcode**

Unit | Street number | Street name or PO Box/other information

City/suburb/town | State | Postcode

E **Contact details**

Contact name

Telephone number - business hours/after hours

( )

F **CHESS participants**

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your Application Form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any CPS II issued as a result of the Offer under the Prospectus will be held on the St.George issuer sponsored subregister.

THE BROKER FIRM OFFER IS EXPECTED TO CLOSE AT 10.00AM ON 27 DECEMBER 2007.

PLEASE RETURN YOUR APPLICATION FORM AND APPLICATION PAYMENT TO, AND IN ACCORDANCE WITH THE INSTRUCTIONS OF, THE CO-MANAGER OR PARTICIPATING BROKER WHO OFFERED YOU AN ALLOCATION.

See overleaf for completion guidelines.

I/We declare that by lodging this Application Form, I/we represent and warrant that:

- I/we have received the Prospectus and that this Application Form was attached to or accompanied by that Prospectus;
- I/we have read and understood the Prospectus to which this Application Form relates and agree to be bound by the Constitution, the Terms of Issue and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus);
- I/we represent and warrant that by lodging this Application Form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application; and
- I/we hereby apply for such number of CPS II as may be Allocated to me/us in accordance with the Prospectus and accordingly agree to take such number of CPS II equal to or less than the number of CPS II indicated in box **A** (which may be less than 50 CPS II).

I/We hereby authorise St.George to complete and execute any documents necessary, or do such other things as may be required, to effect the allotment of any CPS II.

By lodging this Application Form, I/we declare that this Application Form is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate.

I/We acknowledge that I/we am/are resident(s) of, and located in, Australia. I/We declare that I/we am/are not acting for the account or benefit of any person in the US or a US Person or any other foreign person and will not offer, sell or resell CPS II in the US or to, or for the account or benefit of, any US Person.

If I/we am/are acting in a nominee, trustee or custodial capacity in completing this Application Form, I/we confirm all the representations, warranties, acknowledgements and authorisations which are required to be given in the Prospectus and this Application Form are given on behalf of the beneficial holders.

Important notice
The Corporations Act prohibits any person from passing on to another person an Application Form in relation to the Offer, unless the Application Form is attached to, or accompanies, a complete and unaltered copy of the Prospectus. A person who gives another person access to the Application Form must at the same time, and by the same means, give the other person access to the Prospectus and any supplementary or replacement prospectus. The Prospectus, any supplementary or replacement prospectus and the Application Form is available online at **www.stgeorge.com.au/cps2offer**. You may also request a paper copy of the Prospectus, any supplementary or replacement prospectus and the Application Form by contacting the **St.George InfoLine on 1800 804 457** or at **www.stgeorge.com.au/cps2offer**. Applications will only be accepted if made on an Application Form that is attached to or accompanies the Prospectus.

Lodgement of Application Form and Application Payment
You should contact the Co-Manager or Participating Broker who offered you an Allocation (NOT the Registry) for instructions on submitting your Application Form and Application Payment. Application Forms and Application Payments need to be submitted in sufficient time to enable your Co-Manager or Participating Broker to arrange settlement on your behalf by the Settlement Date, expected to be 27 December 2007.

Your Co-Manager or Participating Broker will act as your agent in providing your Application Form and Application Payment to St.George.

Privacy statement
Please refer to Section 3.4 of the Prospectus for details about the collection, holding and use of your personal information. If you do not provide the information required on this Application Form, St.George may not be able to accept or process your Application.

Correct forms of registrable title(s)
Note that ONLY legal entities are allowed to hold CPS II. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

If you have any enquiries concerning your Application, please contact your Co-Manager or Participating Broker. Information is also available about the Offer at www.stgeorge.com.au/cps2offer, or by calling the St.George InfoLine on 1800 804 457.

How to complete this Application Form

A Number of CPS II applied for
Enter the number of CPS II you wish to apply for. The Application must be for a minimum of 50 CPS II (A$5,000). Applications for greater than 50 CPS II must be for multiples of 10 CPS II (A$1,000).

B Application Payment
Enter the amount of Application Payment. To calculate the amount, multiply the number of CPS II applied for by the issue price (A$100) per CPS II. The minimum Application amount is A$5,000.

C Applicant name(s)
Enter the full name you wish to appear on your Holding Statement. This must be either your own name or the name of a company or other type of Holder as per the table below. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable title(s). Applications using the wrong form of names may be rejected. CHESS participants should complete their name identically to that presently registered in CHESS.

D Postal address
Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact details
Enter your contact details. These may be used to communicate other matters to you, subject to St.George's privacy policy, which is contained in Section 3.4 of the Prospectus. These are not compulsory but will assist us if we need to contact you about your Application.

F CHESS participants
St.George will apply to ASX to participate in CHESS, and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Together, the two subregisters will make up St.George's principal register of securities. St.George will not be issuing certificates to Applicants in respect of CPS II allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold CPS II Allocated to you under this Application on the CHESS subregister, enter your CHESS HIN. Otherwise, leave this section blank and on Allocation, you will be sponsored by St.George and allocated a Securityholder Reference Number (SRN).

NO SIGNATURE IS REQUIRED.

Type of investor	Correct form of registration	Incorrect form of registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	JA Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trust - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased estate - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr Michael Smith <Est Peter Smith A/C>	Peter Smith
Partnership - Use partners' personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Club/unincorporated body/business name - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation fund - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Corporate directory

Registered office of St.George
St.George House
4-16 Montgomery Street
Kogarah NSW 2217
T (02) 9236 1111
www.stgeorge.com.au

Legal adviser
Allens Arthur Robinson
Corner Hunter and Phillip Streets
Sydney NSW 2000

Auditor
KPMG
10 Shelley Street
Sydney NSW 2000

Tax adviser
Greenwoods & Freehills Pty Limited
Level 39, MLC Centre
19-29 Martin Place
Sydney NSW 2000

Registry
Computershare Investor Services Pty Limited
Level 2
60 Carrington Street
Sydney NSW 2000

St.George InfoLine 1800 804 457
Monday to Friday (8.30am-5.00pm)

Joint Lead Managers
Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Macquarie Equity Capital Markets Limited
Level 9
1 Martin Place
Sydney NSW 2000

UBS AG, Australia Branch
Level 16, Chifley Tower
2 Chifley Square
Sydney NSW 2000

Co-Managers
Bell Potter Securities Limited
Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000

Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Macquarie Equities Limited
Level 18
20 Bond Street
Sydney NSW 2000

National OnLine Trading Limited
Level 26
255 George Street
Sydney NSW 2000

St.George Bank Limited
St.George House
4-16 Montgomery Street
Kogarah NSW 2217

UBS Wealth Management Australia Limited
Level 16, Chifley Tower
2 Chifley Square
Sydney NSW 2000




st.george
Good with people. Good with money.

END